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As filed with the Securities and Exchange Commission on June 30, 2006.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HEALTH CARE PROPERTY INVESTORS, INC.
(Exact name of registrant as specified in its charter)

MARYLAND (State or Other Jurisdiction of Incorporation or Organization)	6798 (Primary Standard Industrial Classification Code Number)	33-0091377 (IRS Employer Identification No.)
3760 Kilroy Airport Way, Suite 300 Long Beach, CA 90806 (562) 733-5100 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Edward J. Henning, Esq. 3760 Kilroy Airport Way, Suite 300 Long Beach, CA 90806 (562) 733-5100 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Alison S. Ressler, Esq. Patrick S. Brown, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, CA 90067 (310) 712-6600	Judith D. Fryer, Esq. Lorenzo Borgogni, Esq. Greenberg Traurig, LLP The Met Life Building 200 Park Avenue New York, NY 10166 (212) 801-9200	Patrick J. Dooley, Esq. Akin Gump Strauss Hauer & Feld, LLP 590 Madison Avenue New York, NY 10022-2524 (212) 872-1000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed maximum offering Price Per Share	Proposed Maximum Aggregate offering Price	Amount of Registration Fee

Common Stock, par value $1.00 per share	22,852,537(1)	Not Applicable	$0.00(2)	$0.00(3)

(1)
Represents the estimated maximum number of shares of Health Care Property Investors, Inc., or HCP, common stock, par value $1.00 per share, estimated to be issuable upon completion of the merger of CNL Retirement Properties, Inc., or CRP, with and into Ocean Acquisition 1, Inc., a wholly-owned subsidiary of HCP, based on the estimated number of shares of common stock, par value $0.01 per share, of CRP outstanding on June 30, 2006.

(2)
Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(f)(2) and (f)(3) of the Securities Act. There is no market for CRP's common stock. Accordingly, the proposed maximum offering price is equal to (i) the book value of the issued and outstanding shares of CRP common stock as of March 31, 2006 (the latest practicable date prior to the date of this filing as of which book value information is available), which amounted to $2,299,562,000, minus (ii) the cash portion of the consideration to be paid by HCP to holders of CRP common stock, or $2,940,262,921.83 (based on the per share cash consideration of $11.1293 and 264,191,182 outstanding shares of CRP common stock). Because the aggregate cash consideration in the merger ($2,940,262,921.83) exceeds the book value of the CRP common stock ($2,299,562,000), the maximum aggregate offering price is $0.00.

(3)
Calculated by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.000107.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JUNE 30, 2006

CNL Retirement Properties, Inc.

            , 2006

YOUR VOTE ON OUR PROPOSED MERGER IS VERY IMPORTANT

Dear Stockholder:

        You are cordially invited to attend a special meeting of stockholders of CNL Retirement Properties, Inc., or CRP, a Maryland corporation, to be held on                        ,             , 2006, at             a.m., local time, at the CNL Center II at City Commons, 420 South Orange Avenue, Suite 500, Orlando, Florida. Our directors and officers are looking forward to greeting you personally.

        At the special meeting, you will be asked to consider and approve the merger of CRP with and into Ocean Acquisition 1, Inc., a Maryland corporation and a wholly-owned subsidiary of Health Care Property Investors, Inc., or HCP. Upon consummation of the merger, each outstanding share of common stock of CRP will be converted into the right to receive merger consideration consisting of $11.1293 in cash and 0.0865 of a share of HCP common stock without interest and less any required tax withholding. On            , 2006, the last trading day prior to the printing of the proxy statement/prospectus that accompanies this letter, the closing price of HCP's common stock on the New York Stock Exchange was $            per share. Based on that share price, the per share merger consideration had a value of            on                        , 2006. We are sending you this proxy statement/prospectus to ask you to consider and vote on the approval of the merger at the special meeting.

        A special committee consisting entirely of independent directors evaluated the merger agreement and the merger and other transactions contemplated by it and unanimously approved and recommended approval of the merger agreement, the merger and other transactions by our board of directors. Our board of directors and special committee considered a number of factors in evaluating the merger and other transactions. Our directors have unanimously approved the transactions and concluded that the terms of the merger agreement, the merger and the other transactions are advisable and in the best interests of CRP and our stockholders. Our board of directors unanimously recommends that you vote "FOR" approval of the merger.

        Your vote is very important.    We cannot complete the merger unless, among other things, the holders of a majority of the outstanding shares of our common stock entitled to vote at the special meeting vote to approve the merger. More information about the merger is contained in the accompanying proxy statement/prospectus. We encourage you to read the accompanying proxy statement/prospectus carefully and in its entirety, because it, among other things, describes the terms of the proposed merger, the documents related to the merger and related transactions, and provides specific information about the special meeting. YOU SHOULD ALSO CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 20.

        Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the proxy card in the enclosed prepaid return envelope, or, if you would prefer, follow the instructions on your proxy card for telephonic or internet proxy authorization, as soon as possible. Returning a signed proxy card will not prevent you from voting your shares in person if you subsequently choose to attend the special meeting. If you do not vote, it will have the same effect as voting against the approval of the merger.

        If you sign, date and send us your proxy but do not indicate how you want to vote, your proxy will be voted "FOR" the approval of the merger and in the discretion of the proxyholders on any other matter that may be properly presented at the meeting, including proposals to adjourn the meeting to obtain additional proxies.

        On behalf of our board of directors, we thank you for your continued support of our company and urge you to vote for the approval of the merger.

        Sincerely,

James M. Seneff, Jr. Chairman of the Board	Stuart J. Beebe Chief Executive Officer and President

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if the accompanying proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The accompanying proxy statement/prospectus is dated            , 2006, and is first being mailed to stockholders on or about            , 2006.

CNL Retirement Properties, Inc.
CNL Center II at City Commons
420 South Orange Avenue
Orlando, Florida 32801

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON                        , 2006

To the Stockholders of CNL Retirement Properties, Inc.:

        A special meeting of the stockholders of CNL Retirement Properties, Inc. will be held at CNL Center II at City Commons, 420 South Orange Avenue, Suite 500, Orlando, Florida 32801 on                        , 2006 at             a.m., local time, for the following purposes:

  1.
  To consider and vote on a proposal to approve the merger of CNL Retirement Properties, Inc., or CRP, with and into Ocean Acquisition 1, Inc., a wholly-owned subsidiary of Health Care Property Investors, Inc., or HCP, pursuant to the Agreement and Plan of Merger, dated as of May 1, 2006, by and among CRP, HCP and Ocean Acquisition 1, Inc.

  2.
  To consider and vote on a proposal to approve adjournments or postponements of the special meeting for the purpose of soliciting additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger.

  3.
  To transact any other business that may properly come before the special meeting or any adjournments or postponements of the special meeting.

        We have included a copy of the merger agreement as Annex A to the accompanying proxy statement/prospectus. The proxy statement/prospectus further describes the matters to be considered at the special meeting.

        Only stockholders of record at the close of business on                        , 2006 will be entitled to vote at the special meeting and any adjournments or postponements thereof. Approval of the merger requires the affirmative vote of holders of a majority of the outstanding shares of our common stock entitled to vote at the special meeting.

        To ensure your representation at the special meeting, please complete and return the enclosed proxy card to us or authorize your proxy by telephone or through the internet. You may also cast your vote in person at the special meeting. Please vote promptly whether or not you expect to attend the special meeting.

        Our board of directors and a special committee consisting solely of our independent directors have unanimously determined that the terms of the merger agreement, the merger and the other transactions contemplated by it are advisable and in the best interests of CRP and our stockholders and unanimously recommend that you vote "FOR" approval of the merger.

        For more information about the special meeting, the merger and the other transactions contemplated by the merger agreement, please review the accompanying proxy statement/prospectus and the merger agreement attached to it as Annex A. If you have any questions or need special assistance, please call our proxy solicitor, D.F. King & Co., Inc., or D.F. King & Co., toll free at (800) 549-6697.

                      By Order of the Board of Directors,

                      Lynn Gutierrez
                       Corporate Secretary

                        , 2006
Orlando, Florida

        PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE MEETING.

Additional Information

        This proxy statement/prospectus incorporates important business and financial information about HCP from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this proxy statement/prospectus through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them in writing or by telephone at the appropriate address below:

By Mail:
Health Care Property Investors, Inc.
3760 Kilroy Airport Way, Suite 300
Long Beach, California 90806
Attention: Edward J. Henning, Esq.

By Telephone:
(562) 733-5100

        CRP's SEC filings are available to the public free of charge on CRP's website, http://www.cnlretirement.com/retirementprop/. Information contained on CRP's website or the website of any other person is not incorporated by reference into this proxy statement/prospectus, and you should not consider information contained on those websites as part of this proxy statement/prospectus. CRP will provide you with copies of this information relating to CRP, without charge, if you request them in writing or by telephone from:

By Mail:
CNL Retirement Properties, Inc.
CNL Center II at City Commons
420 South Orange Avenue
Suite 500
Orlando, Florida 32801
Attention: CNL Client Services

By Telephone:
(866) 650-0650

        TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SPECIAL MEETING, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN                        , 2006.

        See "Where You Can Find More Information" beginning on page 183.

        HCP has supplied all information contained in this proxy statement/prospectus that relates to HCP, and CRP has supplied all information contained in this proxy statement/prospectus that relates to CRP.

Authorizing Proxies Electronically Or By Telephone

        CRP stockholders of record on the close of business on                        , 2006, the record date for the special meeting, may authorize their proxies:

  •
  by telephone by calling the toll-free number (888) 216-1330 on a touch-tone phone and following the recorded instructions; or

  •
  via the internet at www.proxyvotenow.com/crp.

i

QUESTIONS AND ANSWERS	1
SUMMARY	4
RISK FACTORS	19
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS	33
THE SPECIAL MEETING OF CRP STOCKHOLDERS	35
THE MERGER	38
THE MERGER AGREEMENT	75
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	88
INFORMATION ABOUT HCP AND MERGER SUB	111
INFORMATION ABOUT CRP	112
DESCRIPTION OF HCP CAPITAL STOCK	162
ANTI-TAKEOVER CONSIDERATIONS	171
COMPARISON OF STOCKHOLDER RIGHTS	172
VALIDITY OF COMMON STOCK	181
EXPERTS	181
STOCKHOLDER PROPOSALS	181
WHERE YOU CAN FIND MORE INFORMATION	181
INDEX TO FINANCIAL STATEMENTS	F-1
Annex A	Agreement and Plan of Merger by and among Health Care Property Investors, Inc., Ocean Acquisition 1, Inc. and CNL Retirement Properties, Inc. dated as of May 1, 2006.
Annex B	Opinion of Banc of America Securities LLC.
Annex C	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
Annex D	Appraisal Rights—Sections 3-201 et. seq. of Maryland General Corporation Law.

ii

QUESTIONS AND ANSWERS

        The following are some questions that you, as a stockholder of CRP, may have regarding the merger and the other matters being considered at the special meeting and the answers to those questions. CRP and HCP urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meeting. Additional important information is also contained in the annexes to and the documents included and incorporated by reference in this proxy statement/prospectus.

Q:
What is the proposed transaction for which I am being asked to vote?

A:
You are being asked to vote to approve the merger of CNL Retirement Properties, Inc., or CRP, with and into Ocean Acquisition 1, Inc., or Merger Sub, a wholly-owned subsidiary of Health Care Property Investors, Inc., or HCP, pursuant to the Agreement and Plan of Merger, dated as of May 1, 2006 among CRP, HCP and Merger Sub.

Q:
When and where is the special meeting?

A:
The special meeting will take place on                        , 2006, at     a.m., local time, at the CNL Center II at City Commons, 420 South Orange Avenue, Suite 500, Orlando, Florida.

Q:
Who can vote and attend the special meeting?

A:
All common stockholders of CRP of record as of the close of business on                        , 2006, the record date for the special meeting, are entitled to receive notice of and to attend and vote at the special meeting or any adjournments or postponements thereof. Each share is entitled to one vote on each matter properly brought before the special meeting.

Q:
Why am I receiving this proxy statement/prospectus?

A:
We are delivering this proxy statement/prospectus to you because it is serving as both a proxy statement of CRP and a prospectus of HCP. It is a proxy statement because it is being used by CRP's board of directors to solicit the proxies of CRP's stockholders for the special meeting called in connection with the merger. It is a prospectus because HCP is offering shares of its common stock as a portion of the merger consideration in connection with the merger.

Q:
What vote of CRP stockholders is required for approval?

A:
The merger must be approved by holders of a majority of the outstanding shares of CRP common stock entitled to vote at the special meeting. The failure to return your proxy card or to vote in person will have the same effect as voting against approval of the merger. If you respond and indicate that you are abstaining from voting, your proxy will have the same effect as a vote against approval of the merger. You are entitled to vote on the merger if you held CRP common stock at the close of business on the record date, which is                        , 2006. On that date,             shares of CRP common stock were outstanding and entitled to vote at the special meeting. No vote by HCP stockholders is required to consummate the merger.

Q:
How does the CRP board of directors recommend that I vote my shares?

A:
After careful consideration of a number of factors in evaluating the merger and the other transactions contemplated by the merger agreement, including the positive recommendation of the special committee, CRP's board of directors has unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and concluded that the terms of the merger agreement, the merger and such other transactions are advisable and in the best interests of CRP and its stockholders and unanimously recommends that you vote FOR approval of the merger.

Q:
If the merger is completed, when can I expect to receive the merger consideration for my shares of common stock?

A:
As soon as practicable after the completion of the merger, you will receive a letter of transmittal describing how you may exchange your shares of common stock for the merger consideration (less any required withholding for taxes). At that time, you must send your completed letter of transmittal to the exchange agent (and, for shares of CRP common stock represented by a certificate(s) only, your share certificate(s)) in order to receive the merger consideration. You should not send your share certificate(s) to us or anyone else until you receive the letter of transmittal.

Q:
What happens if I sell my shares before the special meeting?

A:
The record date for the special meeting, the close of business on                        , 2006, is earlier than the date of the special meeting. If you held your shares of common stock on the record date but transfer them prior to the effective time of the merger, you will retain your right to vote at the special meeting, but not the right to receive the merger consideration for shares of CRP common stock. The right to receive such merger consideration will pass to the person who owns the shares you previously owned when the merger becomes effective.

Q:
How will proxy holders vote my shares?

A:
If you complete and properly sign the proxy card attached to this proxy statement/prospectus and return it to CRP prior to the special meeting, your shares will be voted as you direct. If no direction is otherwise made, your shares will be voted FOR approval of the merger and in the discretion of the proxy holders on any other matter that may be properly presented at the meeting, including proposals to adjourn the meeting to obtain additional proxies.

Q:
What are the United States federal income tax consequences of the merger for me?

A:
The merger will be fully taxable to CRP stockholders. For a more detailed description of the tax consequences of the exchange of CRP common stock in the merger, please see "The Merger—Material United States Federal Income Tax Considerations" beginning on page 88.

Q:
If I am a CRP stockholder and want to attend and vote at the special meeting, what should I do?

A:
You may attend the special meeting of CRP's stockholders and vote your shares in person whether or not you sign and return your proxy card. To attend the special meeting in person, you should come to the CNL Center II at City Commons, located at 420 South Orange Avenue, Suite 500, Orlando, Florida 32801 at     a.m. on                        , 2006.

Q:
Am I entitled to appraisal rights?

A:
Yes. Under Maryland law, holders of CRP common stock have the right to seek an appraisal of the fair value of their shares of CRP common stock in connection with the merger. Please see "The Merger—Appraisal Rights" beginning on page 73.

Q:
What do I need to do now?

A:
After you have carefully read and considered the information contained in this proxy statement/prospectus, indicate on your proxy card how you want your shares to be voted. Then complete,

  sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible so that your shares will be represented and voted at the special meeting. Alternatively, you may authorize your proxy by telephone or the internet. If you sign and send in your proxy card but do not indicate how you want to vote, your proxy will be voted FOR the approval of the merger and in the discretion of the proxy holders on any other matter that may be properly presented at the meeting, including proposals to adjourn the meeting to obtain additional proxies.

Q:
What if I do not vote or abstain?

A:
The merger must be approved by the affirmative vote of the holders of a majority of the outstanding CRP common stock entitled to vote at the special meeting. The failure to return your proxy card or to vote in person will have the same effect as voting against approval of the merger. If you respond and indicate that you are abstaining from voting, your proxy will have the same effect as a vote against approval of the merger.

Q:
Can I revoke my vote?

A:
Yes, you may revoke your vote at any time before the vote is taken at the special meeting. If you are the record holder of your shares, you can change your vote in any of the following three ways:

•
You may send a written notice to the Corporate Secretary of CRP, CNL Center II at City Commons, 420 South Orange Avenue, Suite 500, Orlando, Florida 32801, stating that you would like to revoke your proxy.

•
You may complete and submit a new proxy card or authorize a new proxy by telephone or the internet. The latest vote actually received before the special meeting will be counted, and any earlier proxies will be revoked.

•
You may attend the special meeting and vote in person. Any earlier proxy will be revoked. However, simply attending the meeting without voting will not revoke your proxy.

Q:
What risks should I consider before I vote on the merger proposal?

A:
We encourage you to read carefully the detailed information about the merger contained and incorporated by reference in this proxy statement/prospectus, including the section entitled "Risk Factors" beginning on page 20.

Q:
If I hold my CRP shares in certificated form, should I send in my CRP stock certificates now?

A:
No. Please do not send your stock certificates with your proxy card. CRP stockholders will receive written instructions from the exchange agent after the merger is completed on how to exchange CRP stock certificates you may have for the merger consideration.

Q:
When do you expect the merger to be completed?

A:
We expect to complete the merger in the third quarter of 2006. However, we cannot assure you that the merger will occur or when it will occur.

Q:
Who can help answer my questions?

A:
If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact:

    D.F. King & Co. toll free at (800) 549-6697.

SUMMARY

        This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully the entire proxy statement/prospectus and the other documents to which this proxy statement/prospectus refers in order to fully understand the merger and the related transactions. See "Where You Can Find More Information" on page 183. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Companies

  Health Care Property Investors, Inc. (See Page 113)

        Health Care Property Investors, Inc., or HCP, headquartered in Long Beach, California, is a self-administered real estate investment trust, or REIT, that invests directly or through joint ventures in healthcare facilities. HCP has been traded on the NYSE under the ticker symbol "HCP" since 1985. As of March 31, 2006, HCP's portfolio of properties, excluding assets held for sale but including investments through joint ventures and mortgage loans, included 534 properties in 42 states and consisted of 138 senior housing facilities, 185 medical office buildings, 29 hospitals, 156 skilled nursing facilities and 26 other healthcare facilities. HCP's executive offices are located at 3760 Kilroy Airport Way, Suite 300, Long Beach, CA 90806 and its telephone number is (562) 733-5100.

        As of            , 2006, the last date prior to the printing of this proxy statement/prospectus for which it was practicable to obtain this information, there were approximately             registered holders of HCP common stock.

  CNL Retirement Properties, Inc. (See Page 114)

        Founded in 1997 and headquartered in Orlando, Florida, CRP is a REIT with investments primarily in independent living, assisted living and continuing care retirement communities, medical office buildings and other medical real estate. As of March 31, 2006, CRP owned a portfolio of 271 properties in 33 states (including three properties held for sale). CNL Retirement Corp., or the Advisor, is the external advisor to CRP, providing management, acquisition and advisory services since 1998. CRP's executive offices are located at CNL Center II at City Commons, 420 South Orange Avenue, Suite 500, Orlando, FL 32801 and its telephone number is (407) 650-1000.

        As of            , 2006, the last date prior to the printing of this proxy statement/prospectus for which it was practicable to obtain this information, there were approximately             registered holders of CRP common stock.

  Ocean Acquisition 1, Inc. (See Page 113)

        Ocean Acquisition 1, Inc., or the Merger Sub, is a Maryland corporation, recently organized as a wholly-owned subsidiary of HCP solely for the purpose of effecting the merger. It has no material assets and has not engaged in any activities except in connection with the merger. Merger Sub's executive offices are located at 3760 Kilroy Airport Way, Suite 300, Long Beach, CA 90806 and its telephone number is (562) 733-5100.

The Merger (See Page 39)

        We are proposing a merger of CRP with and into Merger Sub, a wholly-owned subsidiary of HCP, with Merger Sub continuing as the surviving corporation in the merger. The merger will become effective at such time as the articles of merger have been accepted by the State Department of Assessments and Taxation of Maryland, or the Department, in accordance with Maryland law or such later date (not later than 30 days after acceptance of the articles of merger by the Department) as

HCP and CRP may designate in the articles of merger in accordance with Maryland law. The merger agreement is attached to this proxy statement/prospectus as Annex A. Please carefully read the merger agreement as it is the legal document that governs the merger. HCP will also be acquiring the Advisor simultaneously with its acquisition of CRP. We refer to that transaction as the Advisor merger. Completion of the merger and the Advisor merger are conditioned on each other.

What CRP Stockholders Will Receive In the Merger (See Page 77)

        Upon completion of the merger, each share of CRP common stock will be converted into and cancelled in exchange for the right to receive merger consideration consisting of $11.1293 in cash and 0.0865 of a share of HCP common stock, without interest and less any required withholding taxes.

        No fractional shares of HCP common stock will be issued in the merger. Instead of fractional shares, CRP stockholders will receive cash in an amount determined by multiplying the fractional interest to which such holder would otherwise be entitled by the weighted average of the per share closing prices of HCP common stock on The New York Stock Exchange, or NYSE, Composite Transactions Reporting System during the 10 consecutive trading days ending two days prior to the effective time of the merger.

Material United States Federal Income Tax Considerations (See Page 89)

        An exchange of shares of CRP common stock for the merger consideration will generally be treated as a taxable transaction for U.S. federal income tax purposes. In evaluating the tax consequences of the merger, you should consider the matters discussed in the section entitled "Material United States Federal Income Tax Considerations—Tax Consequences of the Merger," beginning on page            , and in evaluating the tax consequences of the ownership and disposition of HCP stock after the merger, you should consider the matters discussed in the section entitled "Material United States Federal Income Tax Considerations—Taxation of Holders of HCP's Common Stock," beginning on page            .

Opinion of CRP's Financial Advisor (See Page 51)

        On May 1, 2006, Banc of America Securities LLC, or Banc of America Securities, CRP's financial advisor, delivered to a special committee of the CRP board of directors and CRP's board of directors a written opinion to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the opinion, the merger consideration to be received by holders of CRP common stock in the proposed merger was fair, from a financial point of view, to such holders. The full text of the written opinion, dated May 1, 2006, of Banc of America Securities, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus. Holders of CRP common stock are encouraged to read the opinion carefully in its entirety. Banc of America Securities' opinion was provided to CRP's special committee and CRP's board of directors in connection with and for purposes of their respective evaluations of the merger consideration to be received by holders of CRP common stock. It does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the merger.

Opinion of CRP's Special Committee's Financial Advisor (See Page 58)

        On May 1, 2006, Houlihan Lokey Howard & Zukin Financial Advisors, Inc., or Houlihan Lokey, CRP's special committee's financial advisor, delivered to the special committee of the CRP board of directors a written opinion to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the opinion, (i) the merger consideration to be received by the stockholders of CRP in the proposed merger is fair to such stockholders from a financial point of view and (ii) the portion of the aggregate consideration (which equals the aggregate amount being paid in connection with the CRP merger and the Advisor merger) being received by the Advisor's stockholders in connection with the Advisor merger is fair to the stockholders of CRP from a financial point of view. The full text of the written opinion, dated May 1, 2006, of Houlihan Lokey, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus. Holders of CRP common stock are encouraged to read the opinion carefully in its entirety. Houlihan Lokey's opinion does not constitute a recommendation to any stockholder as to how to vote or act in connection with the merger.

Recommendation of CRP's Special Committee and Board of Directors (See Page 47)

        On May 1, 2006, after careful consideration of the factors described under "CRP's Board of Directors and Special Committee's Reasons for the Merger" on page 47, including the unanimous recommendation of the special committee, CRP's board of directors unanimously:

  •
  determined that it was advisable and in the best interests of CRP and CRP's stockholders for CRP to enter into the merger agreement and consummate the merger and the other transactions contemplated by the merger agreement; and

  •
  approved and adopted the merger agreement and the transactions contemplated thereby, including the merger and directed that the merger be submitted to CRP's stockholders for approval at a special meeting of stockholders.

        In addition, based in part on the recommendation of the special committee, CRP's board of directors unanimously determined to recommend to the CRP stockholders that they vote "FOR" the approval of the merger.

        The background and reasons for the merger are described in detail beginning on page 39.

Interests of CRP's Directors and Executive Officers in the Merger (See Page 68)

        Some of CRP's directors and executive officers have interests in the merger that are different from, or in addition to, the interests of CRP's stockholders. These interests include, without limitation, rights of current and former directors and executive officers to continued indemnification and insurance coverage by HCP for six years after the merger for acts or omissions occurring before the merger.

        In addition, pursuant to the terms of the Advisor merger that is described more fully on page 68, certain directors and executive officers of CRP who are stockholders of the Advisor will receive the Advisor merger consideration upon consummation of the Advisor merger. Furthermore, certain executives of CRP, pursuant to their employment agreements, as more fully described on page 70, may be entitled to severance payments if their employment is terminated without cause or for good reason. As more fully described on page 70, certain executives will receive cash payments from a stockholder of the Advisor immediately prior to the close of the Advisor merger.

        At the closing of the Advisor merger, HCP will reimburse CNL Financial Group, Inc., or CFG, a wholly-owned subsidiary of CNL Holdings, Inc., a company controlled by CRP's Chairman, for certain out-of-pocket expenses not to exceed $4 million in the aggregate plus reimbursement of expenses incurred in connection with services provided by Stifel Nicolaus.

        Both CRP's board of directors and the special committee were fully aware of these interests and considered them, among other factors, in reaching their decision to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger.

        Finally, HCP anticipates entering into a transition services agreement with an affiliate of CNL Real Estate Group, Inc. and of the Chairman of the Board of CRP pursuant to which HCP will pay such entity for services to be specified for a limited transaction period. In addition, the parties have implemented a retention program with respect to the employees of the Advisor.

Merger Financing

        HCP intends to finance the estimated $3.0 billion in merger costs, including the approximately $2.94 billion cash portion of the consideration payable to CRP stockholders, under new revolving, term and bridge facilities to be entered into by HCP before the closing of the merger providing for aggregate borrowings of up to $3.9 billion. HCP has received executed commitments from Bank of America, N.A., UBS Loan Finance LLC, Barclays Bank and JPMorgan Chase Bank, N.A. for the entire principal amount of such financing. Bank of America will act as administrative agent under the facilities. All of HCP's domestic subsidiaries will guarantee any outstanding obligations under the facilities. The bridge commitment provides for a 364 day facility and the term commitment and revolving commitment for two and three year terms, respectively, with interest rates varying depending on HCP's credit ratings. The facilities will contain covenants and events of default substantially similar to those contained in HCP's existing credit agreement. In addition, the facilities will require HCP to comply with leverage ratios, a secured debt ratio, a fixed charge coverage ratio and a minimum net worth test. Obtaining such financing is not a condition to the consummation of the transactions contemplated by the merger agreement, including the merger.

Regulatory Approvals Required for the Merger (See Page 72)

        Neither HCP nor CRP is aware of any material regulatory approvals that are required to be obtained in order to consummate the merger or the Advisor merger.

Conditions to Consummation of the Merger (See Page 85)

        As more fully described in this proxy statement/prospectus and the merger agreement, the completion of the merger depends on the following mutual conditions being satisfied or waived:

  •
  CRP's stockholders will have approved the merger;

  •
  the shares of HCP common stock issuable to CRP stockholders pursuant to the merger agreement will have been authorized for listing on the NYSE;

  •
  no governmental authority of competent jurisdiction will have enacted or issued an order, decree, judgment or injunction or taken any other action that restrains, enjoins or otherwise prohibits or makes illegal the consummation of the merger, provided that the party claiming the failure of this condition must have used its reasonable best efforts to have such order, decree, judgment or injunction vacated; and

  •
  the registration statement of which this proxy statement/prospectus is a part will have been declared effective by the SEC and the SEC will not have issued a stop order suspending the effectiveness of the registration statement or initiated or threatened to initiate proceedings for that purpose.

        HCP's obligation to effect the merger is subject to the satisfaction or waiver, where permissible, of the following conditions:

  •
  the accuracy of the representations and warranties of CRP as of May 1, 2006 and as of the effective time of the merger, except for such failures to be true and correct that individually or in the aggregate would not reasonably be likely to have a "material adverse effect" with respect to CRP;

  •
  CRP will have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the effective time of the merger;

  •
  CRP will have delivered to HCP a certificate executed by its Chief Executive Officer or Chief Financial Officer certifying as to the satisfaction of the preceding two conditions;

  •
  there will not have occurred, since May 1, 2006, any effect that, individually or in the aggregate, has had, or is reasonably likely to have, a "material adverse effect" with respect to CRP;

  •
  HCP will have received an opinion of Greenberg Traurig, LLP, outside counsel to CRP, regarding CRP's tax status as a REIT; and

  •
  the Advisor merger will have simultaneously closed.

        CRP's obligation to effect the merger is subject to the satisfaction or waiver, where permissible, of the following conditions:

  •
  the accuracy of the representations and warranties of HCP as of May 1, 2006 and as of the effective time of the merger, except for such failures to be true and correct that individually or in the aggregate would not reasonably be likely to have a "material adverse effect" with respect to HCP;

  •
  HCP will have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the effective time of the merger;

  •
  HCP will have delivered to CRP a certificate executed by its Chief Executive Officer or Chief Financial Officer certifying as to the satisfaction of the preceding two conditions;

  •
  there will not have occurred, since May 1, 2006, any effect that, individually or in the aggregate, has had, or is reasonably likely to have, a "material adverse effect" with respect to HCP; and

  •
  CRP will have received the opinion of Latham & Watkins LLP, outside tax counsel to HCP, regarding HCP's tax status as a REIT.

        HCP and CRP cannot be certain of when, or if, the conditions to the merger will be satisfied or, where permissible, waived, or whether or not the merger will be completed.

Amendment, Waiver and Extension of the Merger Agreement (See Page 86)

        At any time prior to the effective time of the merger, each of HCP and CRP may:

  •
  mutually amend the merger agreement in writing by action taken by or on behalf of its respective board of directors;

  •
  waive any inaccuracy in the representations and warranties of any other party contained in the merger agreement; and

  •
  in writing, waive compliance with any agreement of any other party or any condition to its obligations contained in the merger agreement and extend the time for the performance of any obligation or other act of any other party to the merger agreement.

        However, assuming approval of the merger by the stockholders of CRP, no amendment to the merger agreement that would require further approval of CRP's stockholders may be made thereafter without first obtaining such approval.

Termination of the Merger Agreement (See Page 87)

        The parties may terminate the merger agreement at any time prior to the closing date only as follows:

  •
  by mutual written consent of HCP and CRP;

  •
  by either of CRP or HCP by written notice to the other:

  •
  if CRP's stockholders do not approve the merger at the special meeting (or at any adjournment or postponement thereof);

  •
  if any governmental authority issues an order that restrains, enjoins or otherwise prohibits or makes illegal the consummation of the merger and such order becomes final and non-appealable (provided the terminating party has used its reasonable best efforts to have the order vacated); and

  •
  if the consummation of the merger does not occur on or before October 31, 2006 (provided the terminating party has not breached any of its representations, warranties or covenants in a material respect that was the proximate cause of, or resulted in, the failure of the merger to occur on or before such date).

        HCP may unilaterally terminate the merger agreement at any time prior to the closing date only as follows:

  •
  if CRP breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the merger agreement, which breach would entitle HCP not to close the merger based on the failure of the corresponding closing condition for its benefit, and such condition is incapable of being satisfied by October 31, 2006 or such breach has not been cured by CRP within 30 business days after CRP's receipt of written notice of such breach from HCP;

  •
  if prior to the approval of the merger by CRP's stockholders, the board of directors of CRP and the special committee (i) publicly withdraw or knowingly modify, in a manner adverse to HCP, their recommendation of the merger, (ii) approve or recommend an alternative acquisition proposal, (iii) at any time after the end of 15 business days following receipt of an acquisition proposal, fail to reaffirm such recommendation within five business days after receipt of any request to do so from HCP (provided the five day period may be extended for an additional five business days under specified circumstances) or (iv) recommend that CRP's stockholders tender their shares in a publicly announced offer for more than 20% of CRP's outstanding shares (not commenced by HCP or an affiliate of HCP); and

  •
  if the Advisor merger agreement is terminated in accordance with its terms.

        CRP may unilaterally terminate the merger agreement at any time prior to the closing date only as follows:

  •
  if HCP breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the merger agreement, which breach would entitle CRP not to close the merger based on the failure of the corresponding closing condition for its benefit, and such condition is incapable of being satisfied by October 31, 2006 or such breach has not been cured by HCP within 30 business days after HCP's receipt of written notice of such breach from CRP; and

  •
  if CRP enters into a binding written agreement to effect a "superior proposal," provided that CRP first complies with its obligations under the merger agreement, including allowing HCP to submit a revised proposal at least as favorable from a financial point of view to CRP's stockholders as the superior proposal and paying HCP the termination fee described below.

Termination Fee (See Page 88)

        CRP has agreed to pay HCP an amount in cash equal to $107 million if:

  •
  CRP terminates the merger agreement to enter into a definitive agreement to effect a "superior proposal" in accordance with the terms of the merger agreement;

  •
  HCP terminates the merger agreement because, prior to the approval of the merger by CRP's stockholders, the board of directors of CRP and the special committee (i) publicly withdraw or knowingly modify, in a manner adverse to HCP, their recommendation of the merger, (ii) approve or recommend an alternative acquisition proposal, (iii) at any time after the end of 15 business days following receipt of an acquisition proposal, fail to reaffirm such recommendation within five business days after receipt of any request to do so from HCP (provided the five day period may be extended for an additional five business days under specified circumstances) or (iv) recommend that CRP's stockholders tender their shares in a publicly announced offer for more than 20% of CRP's outstanding shares (not commenced by HCP or an affiliate of HCP); or

  •
  CRP or HCP terminates the merger agreement due to the failure of the CRP stockholders to approve the merger at the special meeting after an acquisition proposal has been publicly announced and remains outstanding, and within 12 months after such termination CRP enters into a definitive agreement with respect to or consummates an alternative "acquisition proposal" for more than 50% of the consolidated assets or equity securities of CRP.

Expenses (See Page 88)

        The merger agreement provides that each of HCP and CRP will pay its own costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement. If, however, the merger agreement is properly terminated by either party due to the material breach by the other party of its representations, warranties or covenants, then the breaching party will pay the reasonable out-of-pocket costs and expenses incurred by the non-breaching party up to $3 million.

The Special Meeting of CRP's Stockholders (See Page 36)

        The special meeting of CRP's stockholders will be held at CNL Center II at City Commons, 420 South Orange Avenue, Suite 500, Orlando, Florida 32801, on                         , 2006 at             a.m., local time. At the special meeting, CRP's stockholders will be asked, in person or by proxy, to:

  •
  consider and vote on a proposal to approve the merger;

  •
  consider and vote on a proposal to approve adjournments or postponements of the special meeting for the purpose of soliciting additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger; and

  •
  consider and vote upon any other business that may properly come before the special meeting or any adjournments or postponements of the special meeting.

Merger Vote Requirement; Stockholders Entitled to Vote; Vote Required; Quorum (See Page 36)

        The merger must be approved by the affirmative vote of holders of a majority of the outstanding shares of CRP's common stock that are entitled to vote at the special meeting. As of the record date, CRP's directors and executive officers and their respective affiliates owned less than 1% of the outstanding shares of CRP's common stock entitled to vote at the special meeting. You may vote at the special meeting if you owned shares of CRP's common stock at the close of business on the record date for the special meeting,                         , 2006. On the record date, there were            shares of

common stock outstanding and entitled to vote. You have one vote for each share of CRP's common stock that you owned on the record date.

        A quorum is necessary to hold a valid special meeting, and if a quorum is not present, a vote cannot occur. A quorum will be present if the holders of 50% or more of the outstanding shares of CRP's common stock are present at the special meeting, either in person or by proxy. CRP may, however, seek to adjourn or postpone the special meeting if a quorum is not present at the special meeting.

Comparison of Stockholder Rights (See Page 174)

        HCP and CRP are each incorporated under the laws of the State of Maryland. Upon completion of the merger, each outstanding share of CRP common stock that has not exercised appraisal rights will be converted in part into 0.0865 of a share of HCP common stock. Consequently, the rights of CRP stockholders who receive shares of HCP common stock as a result of the merger will still be governed by the Maryland General Corporation Law, but will also be governed by HCP's charter and bylaws as opposed to CRP's charter and bylaws. See "Comparison of Stockholder Rights" beginning on page 174 for a discussion of the similarities and differences between various provisions of CRP's and HCP's respective charters and bylaws.

No Solicitations of Alternative Transactions (See Page 83)

        The merger agreement requires CRP to refrain from soliciting or facilitating any "acquisition proposal," including by providing non-public information, or engaging in any discussions or negotiations regarding an acquisition proposal. However, if CRP receives an unsolicited acquisition proposal prior to the approval of the merger by CRP's stockholders, CRP may discuss such acquisition proposal and may furnish information to the person making the proposal if CRP's board of directors and the special committee determine after consultation with their respective financial and legal advisors that:

  •
  such actions are required in order to comply with their statutory duties under Maryland law or fiduciary duties under CRP's charter; and

  •
  the acquisition proposal is or is reasonably likely to result in a "superior proposal."

        In addition, CRP must notify HCP of the material terms of any acquisition proposal within 24 hours after its receipt and of any material amendments thereto or changes in the status of discussions or negotiations with the person making the proposal.

        The CRP board of directors also cannot withdraw or qualify or modify in a manner adverse to HCP its recommendation of the merger or approve or recommend an acquisition proposal. However, if CRP receives an acquisition proposal prior to the approval of the merger by CRP's stockholders (and has complied with the notice provisions described above), the CRP board of directors may take such action if it and the special committee determine after consultation with their respective financial and legal advisors that:

  •
  such actions are required in order to comply with their statutory duties under Maryland law or fiduciary duties under CRP's charter; and

  •
  the acquisition proposal is a "superior proposal."

Appraisal Rights (See Page 73)

        Under Maryland law, holders of CRP common stock have the right to seek an appraisal and payment of the fair value of their shares of CRP common stock in connection with the merger. Generally, in order to exercise these rights, a CRP stockholder must submit a written notice of objection to the merger at or before the stockholder meeting, must not vote to approve the merger and must strictly comply with all of the procedures required by Maryland law. If you seek appraisal rights, you should be aware that the price determined by the Maryland court may be less than, equal to or more than the merger consideration you would have received for each of your shares in the merger if you had not exercised your appraisal rights. A copy of Maryland General Corporation Law—Sections 3-201 et. seq.—Appraisal Rights is included as Annex D to this proxy statement/prospectus.

        IF YOU WANT TO EXERCISE YOUR APPRAISAL RIGHTS, PLEASE READ AND CAREFULLY FOLLOW THE PROCEDURES BEGINNING ON PAGE 73 AND IN ANNEX D. FAILURE TO TAKE ALL OF THE STEPS REQUIRED UNDER MARYLAND LAW MAY RESULT IN A LOSS OF YOUR APPRAISAL RIGHTS.

Accounting Treatment of the Merger (See Page 71)

        HCP will account for the merger as a purchase for financial reporting purposes.

SELECTED HISTORICAL FINANCIAL DATA OF HCP

        HCP is providing the following information to aid you in your analysis of the financial aspects of the merger. HCP derived this information from its audited consolidated financial statements for the years 2001 through 2005 and the unaudited consolidated financial statements as of and for the three months ended March 31, 2006 and 2005.

        As stated above, the selected historical consolidated financial data for HCP as of and for the period ended March 31, 2006 is unaudited and was prepared in accordance with generally accepted accounting principles applied to interim financial information. In the opinion of HCP's management, all adjustments necessary for a fair presentation of results of operations for such interim period have been included. These adjustments consist only of normal recurring accruals. Results for interim periods are not necessarily indicative of the results to be expected for the full year. This information is only a summary and you should read it in conjunction with the historical and unaudited pro forma combined financial statements and related notes contained in the annual reports, quarterly reports and other information regarding HCP filed with the SEC, certain of which are included in this proxy statement/prospectus. See "Where You Can Find More Information" on page 183.

	As of or for the three months ended March 31,		As of or for the year ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(In thousands, except per share data)
Income statement data:
Total revenue	$141,695	$107,247	$475,508	$417,828	$367,140	$316,830	$283,757
Income from continuing operations	48,840	36,778	157,965	153,190	139,398	123,845	100,702
Net income applicable to common shares	52,605	38,175	151,927	147,910	121,849	112,480	96,266
Income from continuing operations applicable to common shares:
Basic earnings per common share	$0.32	$0.24	$1.02	$1.00	$0.82	$0.86	$0.70
Diluted earnings per common share	0.32	0.23	1.01	0.99	0.82	0.85	0.70
Net income applicable to common shares:
Basic earnings per common share	$0.39	$0.29	$1.13	$1.12	$0.98	$0.98	$0.89
Diluted earnings per common share	0.38	0.28	1.12	1.11	0.97	0.96	0.89
Balance sheet data:
Total assets	$3,788,816	$3,048,133	$3,597,265	$3,104,526	$3,035,957	$2,748,417	$2,431,153
Debt obligations(1)	2,119,869	1,432,751	1,956,946	1,487,291	1,407,284	1,333,848	1,057,752
Stockholders' equity	1,407,505	1,413,821	1,399,766	1,419,442	1,440,617	1,280,889	1,246,724
Other data:
Dividends paid	$63,761	$61,607	$248,389	$243,250	$223,231	$213,349	$190,123
Dividends paid per common share	0.425	0.42	1.68	1.67	1.66	1.63	1.55

(1)
Includes bank line of credit, senior unsecured notes and mortgage debt.

SELECTED HISTORICAL FINANCIAL DATA OF CRP

        CRP is providing the following information to aid you in your analysis of the financial aspects of the merger. CRP derived this information from its audited consolidated financial statements for the years 2001 through 2005 and its unaudited consolidated financial statements as of and for the three months ended March 31, 2006 and 2005.

        As stated above, the selected historical consolidated financial data for CRP as of and for the period ended March 31, 2006 and 2005 is unaudited and was prepared in accordance with generally accepted accounting principles applied to interim financial information. In the opinion of CRP's management, all adjustments necessary for a fair presentation of results of operations for such interim period have been included. These adjustments consist only of normal recurring accruals. Results for interim periods are not necessarily indicative of the results to be expected for the full year. This information is only a summary and you should read it in conjunction with the historical and unaudited pro forma combined financial statements and related notes contained in the annual reports, quarterly reports and other information regarding CRP filed with the SEC, which are included in this proxy statement/prospectus. See "Where You Can Find More Information" on page 183.

	As of or for the three months ended March 31,		As of or for the year ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(In thousands, except per share data)
Income statement data:
Total revenue	$104,879	$91,329	$384,083	$262,769	$93,008	$16,416	$1,764
Income from continuing operations	36,221	38,461	142,415	118,351	57,864	11,041	916
Net income	35,752	32,635	135,581	117,918	58,460	11,372	916
Income from continuing operations per share (basic and diluted):	$0.14	$0.16	$0.57	$0.56	$0.65	$0.50	$0.38
Net income per share (basic and diluted):	$0.14	$0.14	$0.55	$0.56	$0.66	$0.52	$0.38
Balance sheet data:
Total assets	$4,049,439	$3,649,781	$3,838,761	$3,369,641	$1,761,899	$441,765	$64,447
Debt obligations(1)	1,668,373	1,409,416	1,536,766	1,193,548	392,583	45,327	—
Stockholders' equity	2,299,562	2,164,690	2,227,807	2,103,357	1,345,941	389,795	60,910
Other data:
Distributions declared and paid	$45,499	$42,593	$175,958	$147,156	$59,784	$14,379	$1,507
Distributions declared and paid per share	0.1776	0.1776	0.7104	0.7104	0.7104	0.7002	0.6996

(1)
Includes mortgages payable, bonds payable, construction loans payable and line of credit.

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

        The following summary unaudited pro forma combined condensed financial data has been derived from the unaudited pro forma combined condensed financial statements and notes appearing in this proxy statement/prospectus under the heading "Unaudited Pro Forma Combined Condensed Financial Statements." The following data has been prepared and is presented as if the acquisitions of CRP and the Advisor and the related incurrence or assumption of debt by HCP in connection with such transactions had been consummated on the first day of the period presented, for purposes of the income statement data, and as of the date of the balance sheet, for purposes of the balance sheet data. The purchase method of accounting is used to record the merger.

        The unaudited pro forma combined condensed financial data includes adjustments to record the assets acquired and liabilities assumed at their fair values. Such adjustments are subject to change as additional information becomes available and as the merger is consummated. The unaudited pro forma combined condensed financial data is presented for illustrative purposes only, and does not indicate either the operating results that would have occurred had the merger been consummated on January 1, 2005 or January 1, 2006 or future results of operations or financial condition. The unaudited pro forma combined condensed financial statements are based upon assumptions and adjustments that HCP believes are reasonable. The unaudited pro forma combined condensed financial data should be read in conjunction with the unaudited pro forma combined condensed financial statements and notes appearing in this proxy statement/prospectus under the heading "Unaudited Pro Forma Combined Condensed Financial Statements" as well as HCP's historical financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, which have been incorporated by reference in this proxy statement/prospectus, and CRP's historical financial statements included in this proxy statement/prospectus. See "Where You Can Find More Information" on page 183.

	For the three months ended March 31, 2006	For the year ended December 31, 2005
	(In thousands, except per share data)
Pro forma condensed consolidated income statement data:
Income from continuing operations	$29,309	$72,736
Income from continuing operations applicable to common shares	24,026	51,606
Earnings from continuing operations per common share—basic	$0.15	$0.32
Weighted average common shares outstanding—basic	163,272	161,905
Earnings from continuing operations per common share—diluted	$0.15	$0.32
Weighted average common shares outstanding—diluted	164,088	162,792
As of or for the three months ended March 31, 2006
(In thousands, except per share data)
Pro forma condensed consolidated balance sheet and other data:
Total assets	$9,313,769
Total debt/long-term obligations and redeemable preferred shares	7,304,918
Cash dividends declared per common share	0.425

UNAUDITED COMPARATIVE PER SHARE DATA

        The following table summarizes unaudited per share information of HCP and CRP on a historical basis, on a pro forma combined basis for HCP, giving effect to the merger and the Advisor merger, and on an equivalent pro forma combined basis for CRP. It has been assumed for purposes of the pro forma financial information provided below that the merger was completed at the beginning of the period presented for income statement purposes, and on the date of the balance sheet for balance sheet purposes. The following information should be read in conjunction with the unaudited consolidated financial statements of HCP and CRP at and for the quarter ended March 31, 2006 and the audited consolidated financial statements of HCP and CRP for the year ended December 31, 2005, which are incorporated by reference or included in this proxy statement/prospectus, and the Unaudited Pro Forma Condensed Combined Financial Information as of and for the quarter ended March 31, 2006 and for the year ended December 31, 2005 beginning on page F-2. The pro forma information below is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The historical book value per share is computed by dividing total stockholders' equity by the number of shares of common stock outstanding at the end of the period. The pro forma per share income from continuing operations of the combined company is computed by dividing the pro forma weighted average number of shares outstanding over the period. The pro forma combined book value per share is computed by dividing total pro forma stockholders' equity by the pro forma number of shares of common stock outstanding at the end of the period. CRP equivalent pro forma combined per share amounts are calculated by multiplying the pro forma combined per share amounts by 0.0865, the number of shares of HCP common stock representing the stock portion of the merger consideration that will be exchanged for each share of CRP common stock in the merger.

	Quarter Ended March 31, 2006	Year Ended December 31, 2005
HCP—Historical
Historical per common share:
Income per share from continuing operations (basic)	$0.32	$1.02
Income per share from continuing operations (diluted)	0.32	1.01
Dividends declared per common share	0.425	1.68
Book value per share	10.2856	10.2777
CRP—Historical
Historical per common share:
Income per share from continuing operations (basic and diluted)	$0.14	$0.57
Distributions declared per common share	0.1776	0.7104
Book value per share	8.70	8.72
Unaudited Pro Forma Combined
Unaudited pro forma share of HCP common stock
Income per share from continuing operations (basic and diluted)	$0.15	$0.32
Dividends declared per common share	0.425	1.68
Book value per share	12.9756	10.2777
Unaudited Pro Forma CRP Equivalents
Unaudited pro forma per HCP common share:
Income per share from continuing operations (basic and diluted)	$0.01298	$0.02768
Dividends declared per common share	0.03676	0.14532
Book value per share	1.12239	0.88902

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

HCP Common Stock

        HCP common stock is listed on the NYSE under the symbol HCP. As of                        , 2006, there were            stockholders of record of HCP's common stock. The following table presents trading information for HCP common stock on May 1, 2006, the last trading day before the public announcement of the execution of the merger agreement, and             , 2006, the latest practicable trading day before the date of this proxy statement/prospectus.

	HCP Common Stock
	High		Low		Close
May 1, 2006		$27.56		$26.78		$26.85
, 2006	$		$		$

CRP Common Stock

        There is no public trading market for shares of CRP's common stock. As of                        , 2006, there were            stockholders of record of CRP's common stock. As of December 31, 2005, the offering price per share of CRP's common stock was $10.00. The offering price per share was determined by CRP in its sole discretion based upon the price CRP believed investors would pay for the shares and on certain other considerations and may not represent the fair market value of the shares. CRP did not take into account the value of the underlying assets in determining the price per share.

        The table below sets forth, for the calendar quarters indicated:

  •
  the high and low closing prices per share reported on the NYSE composite transactions reporting system for HCP (adjusted for all periods to reflect a 2-for-1 stock split that occurred on March 2, 2004);

  •
  the high and low sales prices per share for CRP based on transfers of shares CRP's common stock of which it is aware; and

  •
  the dividends declared on shares of HCP common stock and on CRP common stock.

	HCP Common Stock			CRP Common Stock
	High	Low	Dividends	High	Low	Dividends
2004
First Quarter	$29.09	$25.30	$0.4175	$10.00	$10.00	$0.1776
Second Quarter	28.60	21.68	0.4175	10.00	9.50	0.1776
Third Quarter	26.00	23.89	0.4175	9.25	6.50	0.1776
Fourth Quarter	28.85	26.18	0.4175	10.00	6.89	0.1776
2005
First Quarter	27.45	23.45	0.42	8.61	8.61	0.1776
Second Quarter	28.43	23.45	0.42	9.91	8.95	0.1776
Third Quarter	28.68	25.39	0.42	9.39	8.55	0.1776
Fourth Quarter	27.00	24.44	0.42	9.43	8.95	0.1776
2006
First Quarter	28.81	25.89	0.425	10.00	8.92	0.1776
Second Quarter (through June , 2006)

        On            , 2006 the latest practicable trading day prior to the date of this proxy statement/prospectus, the last sale price per share of HCP common stock was $            , and the last sale price per share of CRP common stock prior to such date, based on transfers of CRP common stock of which CRP is aware, was $            .

        We urge you to obtain current market quotations for HCP common stock before making any decision regarding the merger.

RISK FACTORS

        Material risks of this offering are identified in the risk factors included in this proxy statement/prospectus and those incorporated by reference. In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption "Special Note Regarding Forward-Looking Statements," you should carefully consider the following risk factors in deciding whether to vote for approval of the merger. The material risks relating to HCP's ongoing business are incorporated by reference from the annual report of HCP on Form 10-K for the fiscal year ended December 31, 2005 and the quarterly report of HCP on Form 10-Q for the quarter ended March 31, 2006.

        As used throughout this section, the terms "we," "us," and "our" refer to both CRP and HCP together and the combined company which will result from the proposed merger unless otherwise specified.

Risks Relating to the Merger and HCP's Business

  The value of the merger consideration to be paid in HCP common stock will fluctuate.

        Upon the completion of the merger, each share of CRP common stock outstanding (with respect to which appraisal rights are not exercised) immediately prior to the merger will be converted into the right to receive merger consideration that consists in part of .0865 of a share of HCP common stock. The market price for HCP common stock may vary from the closing price of HCP common stock on the date the merger was announced, on the date that this proxy statement/prospectus was mailed to CRP stockholders and on the date of the CRP special meeting. For example, from May 2, 2006, the date the merger was announced, to            , HCP's common stock traded as high as $            and as low as $            per share.

        The number of shares of HCP's common stock to be exchanged in connection with the merger is set at a fixed ratio and will not be adjusted as a result of any increase or decrease in the price of either HCP common stock or CRP common stock. In addition, neither HCP nor CRP is permitted to terminate the merger agreement or resolicit the vote of CRP stockholders solely because of changes in the value of either company's stock. Stock price changes may result from a variety of factors, including general market and economic conditions and changes in the respective businesses, operations and prospects of CRP and HCP. Many of these factors are beyond the control of CRP or HCP.

  The market price of HCP common stock after the merger may be affected by factors different from those affecting the shares of CRP currently.

        The businesses of HCP and CRP are different and, accordingly, the results of operations of HCP and the market price of HCP's common stock may be affected by factors different from those currently affecting the results of operations of CRP and the value of CRP's common stock. For a discussion of the businesses of HCP and CRP and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to under "Where You Can Find More Information" beginning on page 183.

  HCP may not have qualified or continue to qualify as a REIT for federal income tax purposes. CRP may not have qualified as a REIT for federal income tax purposes.

        HCP has been organized as, and believes that its past and present operations qualify it as, a real estate investment trust, which we refer to as a REIT, under the Internal Revenue Code of 1986, as amended, which we refer to as the Code. In addition, following the merger, HCP intends to operate in a manner that will allow it to continue to qualify as a REIT. However, the Internal Revenue Service, or the IRS, could successfully assert that HCP was not or will not continue to be qualified as a REIT.

That is because qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within the control of HCP. If HCP fails to qualify as a REIT, HCP will not be allowed a deduction for dividends paid to stockholders in computing taxable income and would become subject to federal income tax at regular corporate tax rates. In such an event, HCP could be subject to potentially significant tax liabilities. Unless entitled to relief under certain statutory provisions, HCP would also be disqualified from treatment as a REIT for the four taxable years following the year in which HCP lost its qualification. In addition, if HCP fails to qualify as a REIT, all distributions to HCP stockholders would be subject to tax as regular corporate dividends to the extent of HCP's current and accumulated earnings and profits and HCP would not be required to make distributions to its stockholders.

        If CRP failed to qualify as a REIT for any of its taxable years, it would be required to pay federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Because the merger will be treated for income tax purposes as if CRP sold all of its assets in a taxable transaction, if CRP did not qualify as a REIT for the tax year of the merger, its taxable income would include the built-in gain in all of its assets. "Built-in gain" generally means the excess of the fair market value of an asset over its adjusted tax basis. HCP, as successor-in-interest to CRP, would be required to pay this tax.

  If HCP is unable to successfully integrate the operations of CRP, its business and earnings may be negatively affected.

        The merger with CRP will involve the integration of companies that have previously operated independently. Successful integration of the operations of CRP will depend primarily on HCP's ability to consolidate operations, systems procedures, properties and personnel and to eliminate redundancies and costs. The merger will also pose other risks commonly associated with similar transactions, including unanticipated liabilities, unexpected costs and the diversion of management's attention to the integration of the operations of HCP and CRP. We cannot assure you that HCP will be able to integrate CRP's operations without encountering difficulties, including, but not limited to, the loss of key employees, the disruption of its respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. Estimated cost savings are projected to come from various areas that HCP's management has identified through the due diligence and integration planning process. If HCP has difficulties with any of these integrations, it might not achieve the economic benefits it expects to result from the merger, and this may hurt its business and earnings. In addition, HCP may experience greater than expected costs or difficulties relating to the integration of the business of CRP and/or may not realize expected cost savings from the merger within the expected time frame, if at all.

  Difficulties associated with establishing joint ventures and contributing properties to those joint ventures or selling properties, including CRP's properties, could limit the combined company's flexibility and adversely affect the anticipated benefits of the merger and the market price of HCP common stock.

        HCP has established joint ventures with respect to certain of its properties or sold certain of its properties to third parties in recent years and intends to continue to establish joint ventures and sell properties as opportunities arise. HCP believes that many of CRP's current and future developments will be good candidates to contribute to joint ventures or sell to third parties. The combined company's ability to establish joint ventures or sell properties, including those owned or developed by CRP, on advantageous terms is dependent upon several factors, some of which are beyond the control of HCP's management. These factors include the ability of HCP to identify financial partners willing to contribute to joint ventures on acceptable terms, if at all, and the ability of HCP to obtain debt financing for such joint ventures on attractive terms, if at all, as well as competition from other owners of properties and rights of third parties with respect to such properties. Continued interest from and capital provided by other joint venture investors is necessary in order for HCP to continue its strategy of contributing properties to such joint ventures. The inability of HCP to establish joint ventures and contribute properties to such joint ventures or to sell properties, including those owned by CRP, or to do so on advantageous terms could materially adversely affect HCP.

  The merger agreement contains provisions that could discourage a potential competing acquirer.

        The merger agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more for CRP than is being paid by HCP in the merger or could result in any competing proposal being at a lower price than it might otherwise be.

        The merger agreement contains "no shop" provisions that, subject to limited exceptions, restrict CRP's ability to solicit, knowingly encourage or facilitate or initiate any inquiries, or participate in discussions or negotiations regarding competing third-party "acquisition proposals" to acquire all or a significant part of CRP. Further, there are only limited exceptions to CRP's agreement that CRP's board of directors and the special committee will not withdraw, qualify or modify, in a manner adverse to HCP, their recommendation of the merger, and HCP generally has a right to submit a revised proposal at least as favorable from a financial point of view to CRP's stockholders as the "superior proposal" that may be made before CRP can terminate the merger agreement to enter into an agreement relating to such superior proposal. In addition, if CRP's board of directors terminates the merger agreement to enter into a binding written agreement to effect a superior proposal, CRP would, upon such termination, be required to pay the $107 million termination fee to HCP. Furthermore, if a third party publicly announces an acquisition proposal for CRP before the special meeting, such proposal remains outstanding and CRP's stockholders do not approve the merger, CRP will be required to pay HCP the $107 million termination fee if within 12 months thereafter CRP consummates or enters into an agreement for an acquisition proposal for more than 50% of CRP's stock or consolidated assets. Moreover, if HCP terminates the merger agreement because CRP's board of directors and special committee (i) publicly withdraw or knowingly modify, in a manner adverse to HCP, their recommendation, (ii) approve or recommend an alternative acquisition proposal, (iii) at any time after the end of 15 business days following receipt of an acquisition proposal, fail to reaffirm such recommendation within five business days after receipt of any request to do so from HCP (provided the five day period may be extended for an additional five business days under specified circumstances) or (iv) recommend that CRP's stockholders tender their shares in a publicly announced offer for more than 20% of CRP's outstanding shares (not commenced by HCP or an affiliate of HCP), then CRP would be required to pay HCP the $107 million termination fee.

        These and other provisions in the merger agreement could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of CRP from proposing such an acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than that proposed to be paid by HCP in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire CRP than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable to HCP in certain circumstances.

        If the merger agreement is terminated and CRP determines to seek another business combination, CRP may not be able to negotiate a transaction with another company on terms comparable to, or better than, the terms of the proposed merger.

  HCP and CRP are expected to incur substantial costs in connection with the merger, which could result in HCP not realizing some of the anticipated benefits of the merger.

        HCP and CRP are expected to incur one-time, pre-tax costs of approximately $33.1 million in connection with the merger. These costs will include investment banking expenses, legal and accounting fees, printing expenses and other related charges incurred by HCP and CRP. Completion of the merger will also require the payment of fees under certain of CRP's existing debt. In addition, HCP anticipates prepaying and/or refinancing other of CRP's existing debt. HCP also expects to incur one-time, pre-tax cash and non-cash costs related to the integration of HCP and CRP, which cannot be estimated at this time. There can be no assurance that the costs incurred by HCP and CRP in connection with the merger will not be higher than expected or that HCP will not incur additional unanticipated costs and expenses in connection with the merger.

  The combined company's indebtedness following the completion of the merger will be higher than HCP's existing indebtedness. This increased level of indebtedness could adversely affect HCP in many ways, including by reducing funds available for other business purposes, reducing HCP's flexibility and subjecting HCP to variations in interest rates.

        The indebtedness of HCP as of March 31, 2006 was approximately $2.1 billion. HCP's pro forma indebtedness as of March 31, 2006, giving effect to the merger and taking into account HCP's anticipated debt financings in connection with the merger, would be approximately $7 billion. HCP's anticipated debt financings include up to $2.6 billion of aggregate borrowings under a 364 day bridge facility and a two-year term loan facility. In addition, it is expected that HCP will continue to incur debt in the future. As a result of the increase in debt, demands on HCP's cash resources will increase after the merger. The increased levels of debt could reduce funds available to HCP to pay dividends, or make capital expenditures and acquisitions or create competitive disadvantages for HCP compared to other companies with lower debt levels. In addition to requiring repayment or refinancing within a period of time ranging from 364 days to three years, the debt facilities that HCP expects to enter into to finance the merger will be required to be repaid from the cash proceeds of non-ordinary course asset sales, the incurrence of certain debt, the issuance of additional equity and specified other events. As a result of such covenants and HCP's expected level of debt generally, HCP's flexibility could be significantly limited, including its ability to finance or refinance its properties, contribute properties to joint ventures or sell properties as needed.

        At March 31, 2006, approximately $412 million of HCP's debt was subject to variable interest rates. HCP anticipates that a substantive portion of the new debt to be incurred or assumed in connection with the merger will also be subject to variable interest rates and that, following the merger, a higher percentage of its debt overall will be subject to variable interest rates. If interest rates increase, the combined company's interest costs will also increase, which could harm our cash flow and our ability to service debt. An increase in market interest rates may also lead investors to demand a higher annual distribution rate, which could adversely affect the market price of HCP common stock.

  Some of CRP's directors and executive officers may have additional or different interests in the merger.

        In deciding how to vote on the proposal to approve the merger, CRP stockholders should be aware that CRP's directors and executive officers have interests in the merger that are different from, or in addition to, the interests of CRP stockholders generally. See "The Merger—Interests of CRP's Director and Executive Officers in the Merger." Each of CRP's board of directors and the special committee was aware of these interests and considered them in approving the merger agreement and the merger.

  Failure to complete the merger could negatively impact CRP's future business and operations.

        It is possible that the merger may not be completed. The parties' obligations to complete the merger are subject to the satisfaction or waiver of specified conditions, some of which are beyond the control of CRP and HCP. For example, the merger is conditioned on the receipt of the required approval of CRP's stockholders. If this approval is not received, the merger cannot be completed even if all of the other conditions to the merger are satisfied or waived. If the merger is not completed for any reason, CRP may be subject to a number of material risks, including the following:

  •
  CRP may be required under certain circumstances to pay HCP a termination fee of $107 million or reimburse HCP for up to $3 million of expenses, depending upon the circumstances of the termination; and

  •
  CRP will have incurred substantial costs related to the merger, such as legal, accounting and certain financial advisor fees, which must be paid even if the merger is not completed.

  After the merger is completed, CRP's stockholders will become stockholders of HCP and will have different rights that may be less advantageous than their current rights.

        After the closing of the merger, CRP's stockholders will become HCP's stockholders. CRP and HCP are each Maryland corporations that qualify as REITs. Differences in CRP's and HCP's charter and bylaws will result in changes to the rights of CRP's stockholders when they become HCP stockholders. A CRP stockholder may conclude that its current rights under CRP's charter and bylaws are more advantageous than the rights they may have under HCP's charter and bylaws. See "Comparison of Stockholder Rights" beginning on page 174.

  As a result of the merger, the number of HCP's stockholders will increase by approximately            persons. Sales by such individuals could exert downward pressure on the price of HCP's common stock.

        As of    , 2006, CRP had            holders of its common stock. CRP common stock is not publicly traded and, accordingly, is relatively illiquid. As a result of the merger, CRP's stockholders will receive shares of HCP common stock, which is publicly traded and more liquid. Sales by former CRP stockholders of HCP's common stock could exert downward pressure on the price of HCP's common stock.

Risks Relating to CRP's Business

        The risks identified in this subsection "Risks Relating to CRP's Business" relate to the ongoing business of CRP assuming the merger with HCP is not completed.

  Risks Related to Owning CRP Stock

  The sale of shares by stockholders could be difficult.

        Currently there is no public market for CRP's shares, so stockholders may not be able to sell their shares promptly at a desired price. Therefore, stockholders should view their shares as a long-term investment only. CRP does not know if it will ever apply to list CRP's shares on a national securities exchange or over-the-counter market, or, if CRP does apply for listing, when such application would be made or whether it would be accepted. If CRP's shares are listed, CRP cannot assure CRP's stockholders that a public trading market will develop. CRP cannot assure its stockholders that the price they would receive in a sale on a national securities exchange or over-the-counter market would be representative of the value of the assets CRP owns or that it would equal or exceed the amount CRP's stockholders paid for the shares.

  CRP-Related Risks

  CRP is dependent on the Advisor.

        The Advisor, subject to approval by CRP's board of directors, is responsible for CRP's investments and daily management. CRP's board of directors may terminate the agreement with the Advisor, with or without cause, but only subject to payment and release of the Advisor from all guarantees and other obligations incurred as Advisor. CRP cannot be sure that the Advisor will achieve CRP's objectives or that CRP's board of directors will be able to act quickly to remove the Advisor if it deems removal necessary. As a result, it is possible that CRP would be managed for some period by a company that was not acting in its best interests or not capable of helping CRP achieve its objectives.

  Conflicts of interest.

        The Advisor and its affiliates may be engaged in other activities that would result in potential conflicts of interest with the services that the Advisor and affiliates provide to CRP, such as the acquisition of properties on behalf of other entities with investment objectives similar to CRP's. The resolution of conflicts of interest in favor of other entities could have a negative impact on CRP's financial performance.

  There will be competing demands on CRP's officers and directors.

        Some of CRP's directors and officers, and some of the directors and officers of the Advisor have management responsibilities for other companies including, in certain cases, companies that may in the future invest in some of the same types of assets in which CRP may invest. For this reason, these officers and directors will share their management time and services among those companies and CRP, will not devote all of their attention to CRP and could take actions that are more favorable to the other companies than to CRP.

  The timing of sales and acquisitions may favor the Advisor.

        The Advisor may immediately realize substantial commissions, fees and other compensation as a result of any investment in or sale of an asset by CRP. CRP's board of directors must approve any investments and sales, but the Advisor's recommendation to CRP's board of directors may be influenced by the impact of the transaction on the Advisor's compensation.

  The Advisor's fee structure may encourage the Advisor to recommend speculative investments and a high amount of leverage.

        The Advisor will realize substantial compensation in connection with the acquisition of properties, and as a result, may recommend speculative investments to CRP. In addition, because the Advisor will receive fees based on the amount of permanent financing CRP obtains, the Advisor may have an incentive to recommend a high amount of leverage to CRP. Similarly, because the Advisor may receive fees upon the sale of properties, loans and other permitted investments, the Advisor may have an incentive to recommend to CRP the premature sale of these assets.

  The agreements between CRP and the Advisor were not the result of arm's-length negotiations.

        Because some of CRP's officers and directors are also officers and directors of the Advisor, the terms of the advisory agreement may favor the Advisor. As a result, the Advisor may not always act in CRP's best interests, which could adversely affect CRP's results of operations.

  CRP's properties may be developed by affiliates.

        Properties that CRP acquires may require development, renovation or other improvement prior to use by a tenant. CRP's affiliates may provide these services and if so, the affiliates would receive the development fee that would otherwise be paid to an unaffiliated developer. CRP's board of directors, including the independent directors, must approve employing one of CRP's affiliates to serve in such capacity. There is a risk, however, that CRP would acquire properties that require such services so that an affiliate would receive such fees.

  CRP may invest with affiliates of the Advisor and enter into transactions with them.

        CRP may invest in joint ventures with other programs sponsored by the Advisor or its affiliates. CRP's board of directors, including the independent directors, must approve the transaction, but the Advisor's recommendation may be affected by its relationship with one or more of the co-venture partners and may be more beneficial to the other programs than to CRP. Further, because these transactions are, and other transactions CRP enters into may be, with affiliates, they may not be at arm's length. Had they been at arm's length, the terms of such transactions may have been different and may have been more beneficial to CRP.

  Real Estate and Other Investment Risks

  Lack of Diversification.

        Lack of diversification increases investment risk. CRP's profitability and ability to diversify investments is limited by the amount of future funds CRP receives through CRP's public offerings and borrowings, as well as the cost of the investments. CRP may not be able to achieve diversification by tenant, operator, brand, facility type or geographic location. There is no limit on the number of properties of a particular brand or facility type which CRP may acquire, and CRP is not obligated to invest in more than one type of facility. Presently, CRP's investments are concentrated in certain tenants, operators, brands and types of facilities and any adverse development affecting any of them could materially adversely affect CRP's financial condition and CRP's ability to make distributions. In addition, to the extent CRP's assets are geographically concentrated, an economic downturn in one or more of the markets in which CRP has invested could have an adverse effect on CRP's financial condition and CRP's ability to make distributions. As of December 31, 2005, CRP owned interests in properties in 33 states, with 14%, 13%, 9% and 8% of those properties located in Texas, Florida, California and Illinois, respectively.

  Multiple property leases or loans with individual tenants and borrowers increases CRP's risks.

        The value of CRP's properties depends principally upon the value of the underlying leases. Minor defaults by a tenant or borrower may continue for some time before the Advisor or CRP's board of directors determines that it is in CRP's interest to evict the tenant or foreclose on the property of the borrower. Tenants may lease more than one property and borrowers may enter into more than one loan, and as a result, a default by the tenant or borrower could cause more than one property to become vacant or more than one loan to become nonperforming. Vacancies would reduce CRP's revenue and could decrease the properties' value until CRP is able to re-lease the affected properties. Generally, the senior housing facilities, ambulatory surgery centers and specialty and general hospitals are special purpose properties and may not be readily converted into general residential, retail or office use.

  Adverse trends in the healthcare and senior housing industry may impact CRP's properties.

        CRP's financial condition is dependent on the ability of tenants or third-party operators to operate the properties successfully. Failure of CRP's tenants or third-party operators to operate the properties successfully or adapt to dominant trends in the healthcare and senior housing industry may limit their ability to pay their rent, which could adversely affect CRP's financial condition.

  CRP may rely on credit enhancements to CRP's leases for minimum rent payments.

        CRP's leases may have credit enhancement provisions, such as guarantees or shortfall reserves provided by a third-party tenant or operator. These credit enhancement provisions may terminate at either a specific time during the lease term or once net operating income of the property exceeds a specified amount. These provisions may also have limits on the overall amount of the credit enhancement. After the termination of a credit enhancement, or in the event that the maximum limit of a credit enhancement is reached, CRP may only look to the tenant to make lease payments. In the event that a credit enhancement has expired or the maximum limit has been reached, or in the event that a provider of a credit enhancement is unable to meet its obligations, CRP's results of operations and CRP's cash available for distribution could be adversely affected if CRP's properties are unable to generate sufficient funds from operations to meet minimum rent payments and the tenants do not otherwise have the resources to make the rent payments. CRP's tenants may be thinly capitalized corporations that rely on the cash flow generated from the properties to fund rent obligations under their lease.

  CRP may rely on limited guarantees to fund rent payments, which could adversely impact cash available for distributions.

        In connection with the acquisition and development of certain senior housing portfolios CRP may require the tenant or operator guarantees or other types of income support to guarantee the tenant's obligations to pay minimum rent and furniture, fixture and equipment reserve income. Certain of these are limited guarantees that contain maximum funding caps or termination dates.

  CRP's leases with tenants of some of CRP's medical facilities may present greater risk because they are expected to be gross leases and the majority of the medical facility leases are expected to have five to 15 year terms.

        Under CRP's triple-net lease agreements, CRP's tenants are responsible for maintenance and other day-to-day management of the properties either directly or by entering into operating agreements with third-party operators. Because under CRP's gross leases the tenant generally is responsible for a certain capped amount of the repairs, maintenance, property taxes, utilities and insurance and CRP is responsible for the balance, CRP's results of operations could be affected if the balance of these expenses is large. In addition, CRP may have difficulty obtaining a new tenant upon the expiration of each short-term lease, and CRP's results of operations could be negatively impacted if CRP failed to do so within a short time period.

  CRP may experience uninsured loss or loss in excess of insured limits at CRP's properties.

        CRP requires its triple-net lease tenants to maintain appropriate levels of comprehensive liability and property insurance that cover CRP, as well as the tenants, on all of CRP's properties. Some types of losses, however, either may be uninsurable or too expensive to insure against. Should an uninsured loss or a loss in excess of insured limits occur, CRP could lose all or a portion of the capital it has invested in a property, as well as the anticipated future revenue from the property. In such an event, CRP might nevertheless remain obligated for any mortgage debt or other financial obligation related to the property. CRP cannot be assured that material losses in excess of insurance proceeds will not occur in the future.

  CRP's properties may be subject to environmental liabilities.

        Under various federal and state environmental laws and regulations, as an owner or operator of real estate, CRP may be required to investigate and clean up certain hazardous or toxic substances, asbestos-containing materials, or petroleum product releases at CRP's properties. CRP may also be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by those parties in connection with the contamination. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The presence of contamination or the failure to remediate contamination at any of CRP's properties may adversely affect CRP's ability to sell or lease the affected properties or to borrow using the affected properties as collateral. At certain properties, such as skilled nursing facilities, medical office buildings and walk-in clinics, some environmental and bio-medical hazardous wastes and products will be used and generated in the course of normal operations of the facility. While the leases will provide that the tenant is solely responsible for complying with regulatory requirements and for any environmental hazards created during the term of the lease, CRP or an operator of a site may be liable under common law to third parties for damages and injuries resulting from environmental contamination coming from the site.

        All of CRP's properties are acquired subject to satisfactory Phase I environmental assessments, which generally involve the inspection of site conditions without invasive testing such as sampling or analysis of soil, groundwater or other media or conditions; or satisfactory Phase II environmental assessments, which generally involve the testing of soil, groundwater or other media and conditions. CRP's board of directors and the Advisor may determine that CRP should acquire a property in which a Phase I or Phase II environmental assessment indicates that a problem exists and has not been resolved at the time the property is acquired, provided that if it is a material problem: (i) the seller, tenant or operator has (a) agreed in writing to indemnify CRP and/or (b) established in escrow cash funds equal to a predetermined amount greater than the estimated costs to remediate the problem; or (ii) CRP has negotiated other comparable arrangements, including but not limited to a reduction in the purchase price. CRP cannot be sure, however, that any seller will be able to pay under an indemnity CRP obtains or that the amount in escrow will be sufficient to pay all remediation costs. Further, CRP cannot be sure that all environmental liabilities associated with the properties that CRP may acquire from time to time will have been identified or that no prior owner, operator or current occupant will have created an environmental condition not known to CRP. Moreover, CRP cannot be sure that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the environmental condition of the properties that CRP may acquire from time to time will not be affected by tenants and occupants of the properties, by the condition of land or operations in the vicinity of the properties (such as the presence of underground storage tanks), or by third parties unrelated to CRP. Environmental liabilities that CRP may incur could have an adverse effect on CRP's financial condition or results of operations.

  CRP may not control the joint ventures in which CRP enters.

        CRP's independent directors must approve all joint venture or general partnership arrangements in which CRP enters. Subject to that approval, CRP may enter into a joint venture with an unaffiliated party to purchase a property, and the joint venture or general partnership agreement relating to that joint venture or partnership may provide that CRP will share management control of the joint venture with the unaffiliated party. In the event the joint venture or general partnership agreement provides that CRP will have sole management control of the joint venture, the agreement may be ineffective as to a third party who has no notice of the agreement, and CRP therefore may be unable to control fully the activities of the joint venture. If CRP enters into a joint venture with another program sponsored by an affiliate, CRP does not anticipate that it will have sole management control of the joint venture.

  Joint venture partners may have different interests than CRP has.

        Investments in joint ventures involve the risk that CRP's co-venture partner may have economic or business interests or goals which, at a particular time, are inconsistent with CRP's interests or goals, that the co-venture partner may be in a position to take action contrary to CRP's instructions, requests, policies or objectives, or that the co-venture partner may experience financial difficulties. Among other things, actions by a co-venture partner might subject property owned by the joint venture to liabilities in excess of those contemplated by the terms of the joint venture agreement or to other adverse consequences. If CRP does not have full control over a joint venture, the value of CRP's investment will be affected to some extent by a third party that may have different goals and capabilities than CRP's. As a result, joint ownership of investments may adversely affect CRP's returns on the investments and, therefore, cash available for distributions to CRP's stockholders may be reduced.

  It may be difficult for CRP to exit a joint venture after an impasse.

        In CRP's joint ventures, there is a potential risk of impasse in some joint venture decisions since CRP's approval and the approval of each co-venture partner is required for some decisions. In any joint venture with an affiliated program, however, CRP may have the right to buy the other co-venture partner's interest or to sell CRP's own interest on specified terms and conditions in the event of an impasse regarding a sale. In the event of an impasse, it is possible that neither party will have the funds necessary to complete the buy-out. In addition, CRP may experience difficulty in locating a third-party purchaser for CRP's joint venture interest and in obtaining a favorable sale price for the interest. As a result, it is possible that CRP may not be able to exit the relationship if an impasse develops.

  The liquidation of CRP's assets may be delayed.

        If CRP's shares are not listed on a national securities exchange or over-the-counter market by December 31, 2008, CRP is obligated under its charter to sell its assets and distribute the net sales proceeds to stockholders, and CRP will engage only in activities related to CRP's orderly liquidation, unless CRP's stockholders elect otherwise. Neither the Advisor nor CRP's board of directors may be able to control the timing of the sale of CRP's assets due to market conditions, and CRP cannot assure you that it will be able to sell its assets so as to return CRP's stockholders' aggregate invested capital, to generate a profit for the stockholders or to fully satisfy CRP's debt obligations. Because CRP uses a portion of the offering price from the sale of shares to pay expenses and fees and the full offering price is not invested in properties, CRP will only return all of CRP's stockholders' invested capital if CRP sells the properties for a sufficient amount in excess of their original purchase price. If CRP takes a purchase money obligation in partial payment of the sales price of a property, CRP will realize the proceeds of the sale over a period of years. Further, any intended liquidation of CRP may be delayed beyond the time of the sale of all of the properties until all mortgage loans and secured equipment leases expire or are sold, because any mortgage loans into which CRP enters are likely to have terms of ten to 20 years and secured equipment leases are likely to have terms of seven years, and those obligations may not expire before all of the properties are sold.

  Industry-Related Risks

  Failure to comply with government regulations could adversely affect CRP's tenants, operators and borrowers.

        The healthcare industry is highly regulated by federal, state and local licensing requirements, facility inspections, reimbursement policies, regulations concerning capital and other expenditures, certification requirements and other laws, regulations and rules. In addition, regulators require compliance with a variety of safety, health, staffing and other requirements relating to the design and conditions of the licensed facility and quality of care provided. Additional laws and regulations may be enacted or adopted that could require changes in the design of the properties and certain operations of CRP's tenants and third-party operators. The failure of any tenant or operator to comply with such laws, requirements and regulations could affect a tenant's or operator's ability to operate the facilities that CRP owns.

        In some states, advocacy groups have been created to monitor the quality of care at healthcare facilities, and these groups have brought litigation against operators. Additionally, in some instances, private litigation by patients has succeeded in winning large demand awards for alleged abuses. The effect of this litigation and potential litigation has increased the costs of monitoring and reporting quality of care compliance incurred by CRP's tenants. In addition, the cost of liability and medical malpractice insurance has increased and may continue to increase as long as the present litigation environment affecting the operations of healthcare facilities continues. Continued cost increases could cause CRP's tenants to be unable to pay their lease payments, decreasing CRP's cash flow available for distribution.

  Cost control and other healthcare reform measures may reduce reimbursements to CRP's tenants and borrowers.

        The healthcare industry faces various challenges, including increased government and private payor pressure on healthcare providers to control costs and the vertical and horizontal consolidation of healthcare providers. The pressure to control healthcare costs has intensified in recent years as a result of the national healthcare reform debate and has continued as Congress attempts to slow the rate of growth of federal healthcare expenditures as part of its effort to balance the federal budget. Similar debates are ongoing at the state level in many states. These trends are likely to lead to reduced or slower growth in reimbursement for services provided by some of CRP's tenants. Management cannot predict whether governmental reforms will be adopted and, if adopted, whether the implementation of these reforms will have a material adverse effect on CRP's financial condition or results of operations.

  CRP's tenants and borrowers may rely on government reimbursement.

        CRP's tenants, particularly those operating skilled nursing facilities and those leasing space in medical office buildings, may derive a significant portion of their revenues from governmentally funded programs, such as Medicaid and Medicare. Although CRP's lease payments are not linked to the level of government reimbursement received by the tenants, to the extent that changes in government funding programs adversely affect the revenues received by those tenants, such changes could adversely affect the ability of the tenants to make lease payments to CRP.

  Some of CRP's tenants, operators or borrowers may have physician investors.

        Some of CRP's borrowers, tenants or operators of healthcare facilities, including, without limitation, free standing ambulatory surgery centers and specialty or general hospitals, may have physician investors who refer patients to such healthcare facilities for treatment or services.

        The federal Anti-Kickback Statute prohibits an individual or entity from knowingly and willfully offering or paying, or from soliciting or receiving, remuneration in order to induce the referral or the arranging for the referral of business reimbursed under the Medicare Program, Medicaid Program, or certain other state and federal healthcare programs. The primary concern under the federal Anti-Kickback Statutes for ventures in which physicians are investors is whether the offering of such investment interests, or subsequent distributions to such physician investors based on such investment interests, constitute disguised remuneration for referrals. The Office of Inspector General ("OIG") has promulgated regulations to clarify that certain investment and payment practices in the healthcare industry would not violate the Anti-Kickback Statute (the "Safe Harbors"). Certain of the Safe Harbors expressly address physician investment interests in free standing ambulatory surgery centers. Although the Safe Harbors protect certain venture arrangements, the requirements of these Safe Harbors do not always provide viable business options and failure to conform to the provisions of a Safe Harbor does not necessarily mean that the arrangement violates the Anti-Kickback Statute.

        In addition, the federal Stark Law prohibits, subject to certain express exceptions, a physician (or immediate family member) who has a financial relationship with an entity from making referrals to that entity for the furnishing of designated health services for which payment may be made under the federal healthcare programs. The Stark Law is often implicated in ventures in which physicians are investors because physicians make referrals for designated health services to the venture and have an ownership or compensation relationship with the venture. Designated health services do not include free standing ambulatory surgery services and, while hospital services are included within the definition of designated health services, the law includes an express exemption for physicians who have an ownership or investment interest in, and are authorized to perform services in, a so-called whole hospital. The whole hospital exemption, as it is applied to specialty, as opposed to general, hospitals not then under development, was subject to an eighteen month moratorium by certain provisions of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. The moratorium expired on June 8, 2005 without further legislative action. However, there can be no assurance that legislative action to curb or restrict physician investments in healthcare facilities will not occur in the future.

        Violation by CRP's tenants, operators or borrowers of the Anti-Kickback Statute or the Stark Law could result in loss of licensure or certification, the imposition of civil monetary and criminal penalties, and the potential exclusion from the Medicare and Medicaid programs. Such sanctions could adversely effect CRP's tenants' and borrowers' ability to make lease and loan payments to CRP and could result in CRP's having to find another tenant or operator, which could have an adverse effect on CRP's financial condition or results of operations.

  Lending Risks

  CRP's mortgage loans may be impacted by unfavorable real estate market conditions.

        If CRP makes mortgage loans, CRP will be at risk of defaults on those loans caused by many conditions beyond CRP's control, including local and other economic conditions affecting real estate values and interest rate levels. CRP does not know whether the values of the properties securing the mortgage loans will remain at the levels existing on the dates of origination of the mortgage loans. If the values of the underlying properties drop, CRP's risk will increase and the values of CRP's interests may decrease.

  CRP's loans may not be secured by real estate.

        CRP may make unsecured loans or loans that are not secured by real estate. Any security CRP receives in connection with such loans may not provide CRP with the protection of loans secured by real estate. Such loans will involve risks particular to the borrowers' businesses. CRP may not be as familiar with such businesses as it is with various types of healthcare-related facilities. Were a borrower to default on such a loan, CRP may lose the entire amount of the loan and have no recourse against the borrower.

  Financing Risks

  Borrowings.

        CRP may borrow money to acquire assets, to preserve CRP's status as a REIT or for any other authorized corporate purposes. CRP may mortgage or put a lien on one or more of CRP's assets in connection with any borrowing. At December 31, 2005, CRP had aggregate outstanding borrowings, including permanent financing, bonds payable, construction loans and CRP's outstanding revolving line of credit, equal to approximately 40% of CRP's total assets. Pursuant to CRP's charter, CRP is entitled to borrow up to 75% of CRP's total assets (which is the approximate equivalent of 300% of CRP's "net assets," as defined in CRP's charter), although CRP does not presently expect to borrow more than 50% of CRP's total assets. Borrowing may be risky if the cash flow from the properties and other investments is insufficient to meet CRP's debt obligations.

  CRP may borrow to pay distributions.

        CRP may borrow to make distributions for various purposes, including to preserve its REIT status. CRP has borrowed and may in the future borrow money from CRP's revolving line of credit to make distributions. In certain instances if CRP is unable or chooses not to borrow, distributions to CRP's stockholders may be reduced. In the event CRP borrows to make distributions, it is possible that CRP could make distributions in excess of CRP's earnings and profits and, accordingly, that the distributions could constitute a return of capital for federal income tax purposes, although such distributions would not reduce stockholders' aggregate invested capital.

  Tax Risks

  CRP will be subject to increased taxation if CRP fails to qualify as a REIT for federal income tax purposes.

        CRP believes that it has been organized, has operated and will continue to operate in a manner that will enable CRP to meet the requirements for qualification and to remain qualified as a REIT for federal income tax purposes through the closing of the merger. A REIT generally is not taxed at the federal corporate level on the income it distributes to its stockholders. CRP has not requested, and does not plan to request, a ruling from the Internal Revenue Service that CRP qualifies as a REIT.

        If CRP fails to qualify as a REIT, CRP would be subject to federal income tax at regular corporate rates. In addition to these taxes, CRP may be subject to the federal alternative minimum tax. Unless CRP is entitled to relief under specific statutory provisions, CRP could not elect to be taxed as a REIT for four taxable years following the year during which CRP were disqualified. Therefore, if CRP loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

  Excessive non-real estate asset values may jeopardize CRP's REIT status.

        In order to qualify as a REIT, at least 75% of the value of CRP's assets must consist of investments in real estate, investments in other REITs, cash and cash equivalents, and government securities. CRP's secured equipment leases, if any, would not be considered real estate assets for federal income tax purposes. Therefore, the value of the secured equipment leases, together with any other property that is not considered a real estate asset for federal income tax purposes, must represent in the aggregate less than 25% of CRP's total assets.

        In addition, under federal income tax law, CRP generally may not own securities in, or make secured equipment loans to any one company (other than a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary) which represent in excess of 10% of the voting securities or 10% of the value of the securities of any one company, or which have, in the aggregate, a value in excess of 5% of CRP's total assets, and CRP may not own securities of one or more taxable REIT subsidiaries which have, in the aggregate, a value in excess of 20% of CRP's total assets. For federal income tax purposes, the secured equipment leases would be considered loans which are not secured by an interest in real property. The value of the secured equipment leases entered into with any particular tenant under a lease or entered into with any particular borrower under a loan must not represent in excess of 5% of CRP's total assets and, except with respect to secured equipment leases which meet the requirements of the "straight debt" safe harbor under the Code, must not represent in excess of 10% of the value of the tenant's total securities. Each of the secured equipment leases will be structured as Straight Debt.

        The 25%, 20%, 10% and 5% tests are determined at the end of each calendar quarter. If CRP fails to meet any such test at the end of any calendar quarter, and such failure is not remedied within 30 days after the close of such quarter, CRP will cease to qualify as a REIT, unless certain relief provisions are available to CRP.

  CRP may have to borrow funds or sell assets to meet its distribution requirements.

        Subject to some adjustments that are unique to REITs, a REIT generally must distribute 90% of its taxable income. For the purpose of determining taxable income, CRP may be required to accrue interest, rent and other items treated as earned for tax purposes but that CRP has not yet received. In addition, CRP may be required not to accrue as expenses for tax purposes some items which actually have been paid or some of CRP's deductions might be disallowed by the Internal Revenue Service. As a result, CRP could have taxable income in excess of cash available for distribution. If this occurs, CRP may have to borrow funds or liquidate some of CRP's assets in order to meet the distribution requirement applicable to a REIT. If CRP cannot do so, CRP may lose its REIT status.

  Ownership limits may discourage a change in control.

        For the purpose of protecting CRP's REIT status, CRP's charter generally limits the ownership by any single stockholder of any class of CRP's capital stock, including common stock, to 9.8% of the outstanding shares of that class. CRP's charter also prohibits anyone from buying shares if the purchase would result in CRP losing its REIT status. For example, CRP would lose its REIT status if CRP had fewer than 100 different stockholders or if five or fewer stockholders, applying certain broad attribution rules of the Internal Revenue Code of 1986, owned 50% or more of CRP's common stock. These restrictions may discourage a change in control, deter any attractive tender offers for CRP's common stock or limit the opportunity for you or other stockholders to receive a premium for your common stock in the event a stockholder is making purchases of shares of common stock in order to acquire a block of shares.

  CRP may be subject to other tax liabilities.

        Even if CRP qualifies as a REIT, CRP may be subject to some federal, state and local taxes on CRP's income and property that could reduce operating cash flow.

  Changes in tax laws may prevent CRP from qualifying as a REIT.

        As CRP has previously described, CRP is treated as a REIT for federal income tax purposes. However, this treatment is based on the tax laws that are currently in effect. CRP is unable to predict any future changes in the tax laws that would adversely affect CRP's status as a REIT. If there is a change in the tax laws that prevents CRP from qualifying as a REIT or that requires REITs generally to pay corporate level income taxes, CRP may not be able to make the same level of distributions to CRP's stockholders.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

        Statements in this proxy statement/prospectus, including statements included or incorporated by reference in this proxy statement/prospectus, that are not historical factual statements are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements include, among other things, statements regarding intent, belief or expectations and can be identified by the use of terminology such as "may", "will", "expect", "believe", "intend", "plan", "estimate", "should" and other comparable terms or the negative thereof. In addition, each of HCP and CRP, through members of its respective senior management, from time to time make forward-looking oral and written public statements concerning its respective expected future operations and other developments. Readers are cautioned that forward-looking statements are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Actual results may differ materially from the expectations contained in or implied by the forward-looking statements as a result of various factors. In addition to the factors set forth under "Risk Factors" in this proxy statement/prospectus or included in HCP's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference, readers should consider the following:

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  legislative, regulatory, or other changes in the healthcare industry at the local, state or federal level which increase the costs of or otherwise affect the operations of, CRP's and HCP's respective tenants and borrowers;

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  changes in the reimbursement available to CRP's and HCP's respective tenants and borrowers by governmental or private payors, including changes in Medicare and Medicaid payment levels and the availability and cost of third-party insurance coverage;

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  competition for tenants and borrowers, including with respect to new leases and mortgages and the renewal or rollover of existing leases;

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  availability of suitable healthcare facilities to acquire at favorable prices and the competition for such acquisition and financing of healthcare facilities;

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  the ability of CRP's and HCP's respective tenants and borrowers to operate CRP's and HCP's respective properties in a manner sufficient to maintain or increase revenues and to generate sufficient income to make rent and loan payments;

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  the financial weakness of some operators, including potential bankruptcies, which results in uncertainties regarding our ability to continue to realize the full benefit of such operators' leases;

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  changes in national or regional economic conditions, including changes in interest rates and the availability and cost of capital;

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  HCP's ability to integrate the CRP businesses and to achieve expected synergies, operating efficiencies and other benefits within expected time-frames or at all, or within expected cost projections, and to preserve the goodwill of the acquired business;

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  HCP's ability to obtain financing necessary to consummate the acquisition or on favorable terms;

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  the risk that CRP or HCP will not be able to sell or lease facilities that are currently vacant;

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  the financial, legal and regulatory difficulties of CRP's and HCP's respective significant operators;

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  the potential impact of existing and future litigation matters;

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  each of CRP and HCP being able to successfully maintain its qualification as a REIT; and

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  the various other factors identified and discussed in public filings with the SEC made by CRP and HCP.

        You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference or included in this proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to CRP or HCP or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, CRP and HCP undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF CRP STOCKHOLDERS

        CRP is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by CRP's board of directors in connection with the special meeting.

Date, Time and Place

        CRP will hold the special meeting on                        , 2006, at            :00 a.m., local time, at CNL Center II at City Commons, 420 South Orange Avenue, Suite 500, Orlando, Florida 32801, subject to any adjournments or postponements.

Purpose of the Special Meeting

        The purpose of the special meeting is to:

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  consider and vote on a proposal to approve the merger;

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  consider and vote on a proposal to approve adjournments or postponements of the special meeting for the purpose of soliciting additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger; and

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  transact any other business that may properly come before the special meeting or any adjournments or postponements of the special meeting.

Record Date; Stockholders Entitled to Vote; Quorum

        Only stockholders of record as of the close of business on                        , 2006, the record date for the special meeting, are entitled to vote at the special meeting. On the record date, there were            shares of CRP common stock outstanding and entitled to vote at the special meeting, held by approximately            holders of record. CRP's stockholders on the record date are entitled to one vote per share on any proposal at the special meeting.

        A quorum is necessary to hold the special meeting. A quorum will be present if holders of 50% of the outstanding shares of CRP's common stock on the record date are present at the special meeting, either in person or by proxy. Once a share is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any postponement or adjournment of the special meeting. However, if a new record date is set for the adjourned special meeting, then a new quorum will have to be established.

        Votes cast by proxy or in person at the special meeting will be tabulated by the inspector of election appointed for the special meeting, who will determine whether or not a quorum is present. In deciding whether a quorum is present, abstentions will be treated as shares that are represented and entitled to vote at the special meeting.

Required Vote

        The affirmative vote of holders of a majority of the outstanding shares of CRP's common stock entitled to vote at the special meeting is required to approve the merger. If stockholders fail to approve the merger, the merger will not occur. Because the vote is based on the number of shares outstanding rather than the number of votes cast, an abstention or a failure to vote your shares in person or by proxy will have the same effect as voting against the approval of the merger.

        When considering the recommendation of CRP's board of directors and the special committee that you vote in favor of the approval of the merger, you should be aware that some of CRP's directors and executive officers may have interests in the merger that may be different from, or in addition to, the interests of CRP's stockholders. See "The Merger-Interests of CRP's Directors and Executive Officers

in the Merger" beginning on page 68. As of the record date, CRP's directors and executive officers and their respective affiliates in the aggregate beneficially owned and were entitled to vote             shares of CRP's common stock, or less than 1% of the outstanding shares of CRP's common stock entitled to vote at the special meeting.

Recommendation of the Special Committee and the Board of Directors

        Based in part on the unanimous recommendation of the special committee, CRP's board of directors:

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  has unanimously determined that it is advisable and in the best interests of CRP and CRP's stockholders for CRP to enter into the merger agreement and consummate the merger and the other transactions contemplated by the merger agreement; and

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  unanimously recommends that CRP's stockholders vote "FOR" the proposal to approve the merger.

Voting; Proxies; Revocation

        If you are a stockholder of record, you should complete and return the proxy card accompanying this proxy statement/prospectus, or authorize your proxy by telephone or the internet as described below under "—Authorizing Your Proxy Electronically or by Telephone," in order to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting. All shares of common stock represented by properly executed proxies received before or at the special meeting, and not revoked, will be voted in accordance with the instructions indicated in the proxies. If no instructions are indicated on your proxy card, your shares of common stock will be voted FOR the approval of the merger and in the discretion of the proxyholders on any other matter that may be a properly presented at the meeting, including proposals to adjourn the meeting to obtain additional proxies.

        Shares of common stock held by persons attending the special meeting but not voting, and shares for which CRP has received proxies with respect to which holders have abstained from voting, will be considered abstentions. Abstentions, if any, will be treated as shares that are present and entitled to vote at the special meeting for purposes of determining whether a quorum exists but will have the same effect as a vote against approval of the merger.

        Accordingly, CRP's board of directors urges you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope, or to authorize your proxy by telephone or the internet.

        You may revoke your proxy at any time before the vote is taken at the special meeting. You may revoke your proxy by:

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  sending a written notice to CRP at the address below, stating that you would like to revoke your proxy.

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  completing and submitting a new proxy card or authorizing a new proxy by telephone or the internet. The latest vote actually received before the special meeting will be counted, and any earlier proxies will be revoked.

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  attending the special meeting and voting in person. Any earlier proxy will be revoked. However, simply attending the meeting without voting will not revoke your proxy.

        Written notices of revocation and other communications regarding the revocation of your proxy should be addressed to:

CNL Retirement Properties, Inc.
CNL Center II at City Commons
420 South Orange Avenue
Suite 500
Orlando, Florida 32801
Attention: Corporate Secretary

Attending the Meeting

        If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting.

Authorizing Your Proxy Electronically or by Telephone

        In addition to submitting the enclosed proxy by mail, stockholders of record will have the option to authorize their proxies electronically through the internet or by telephone. Stockholders of record may submit their proxies:

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  by telephone by calling the toll-free number (888) 216-1330 on a touch-tone phone and following the recorded instructions; or

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  via the internet at www.proxyvotenow.com/crp.

Solicitation of Proxies

        CRP is soliciting proxies for the special meeting from CRP's stockholders. CRP will pay the cost of the special meeting and the cost of soliciting proxies for the special meeting. In addition to soliciting proxies by mail, CRP's directors, officers and employees, as well as directors, officers and employees of the Advisor and its affiliates, may solicit proxies by telephone, telegram or otherwise. CRP's directors, officers and employees, as well as those of the Advisor and its affiliates, will not receive additional compensation for these activities, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. CRP has retained D.F. King & Co., a proxy soliciting firm, to assist CRP in the solicitation of proxies. D.F. King's solicitation fee is estimated to be $400,000, plus reasonable out-of-pocket expenses.

        If you need assistance in completing your proxy card or authorizing your proxy over the internet or telephonically, or if you have questions regarding CRP's special meeting, please contact CRP's proxy solicitor, D.F. King's toll free at (800) 549-6697.

        If you hold stock certificates for your shares you should not send in your stock certificates with the proxy cards. You will receive separate written instructions on how to exchange your stock certificates for the merger consideration if the merger is completed.

Other Matters

        CRP does not intend to bring any other business before the special meeting, and CRP is not aware of any other matters which will be brought before the special meeting. If other business properly comes before the special meeting or any adjournment or postponement of the special meeting, the proxies will be voted in the discretion of the proxy holders.

THE MERGER

Background of the Merger

        CRP operates as a REIT for federal income tax purposes and, through its wholly-owned subsidiaries, consolidated partnerships and joint ventures, primarily acquires, develops, manages and owns properties related to senior housing and healthcare facilities located across the United States. CNL Retirement Corp., or the Advisor, is CRP's external advisor and provides management, acquisition, advisory and administrative services to CRP. CRP's Amended and Restated Articles of Incorporation, as amended, require CRP to commence an orderly liquidation of its assets on or before December 31, 2008 if CRP has not listed its shares of common stock on a national securities exchange or over-the-counter market by such date.

        Beginning in the latter part of 2004, CRP's board of directors had on several occasions evaluated both of these options and preliminarily concluded that a listing on or before December 31, 2008 was the preferred approach, depending on market conditions. In making its evaluation, CRP's board of directors determined that a condition precedent to any such listing would be the internalization of the Advisor, so that CRP could operate independently, without the need to rely on the advice of an external advisor. CRP noted that REITs with listed securities are predominantly self-advised and CRP believed that public equity investors and market analysts could view CRP less favorably if it remained externally-advised, and as a result CRP's stock could trade at a discount compared to other listed REITs. Additionally, the acquisition of the Advisor would eliminate any potential conflict of interest related to the fact that CRP is externally advised by the Advisor and the Advisor is compensated for such services and the fact that the Advisor is controlled by Mr. Seneff, CRP's chairman, and that Mr. Bourne, CRP's vice chairman, and a number of CRP executive officers are also executive officers of the Advisor.

        On December 3, 2004, CRP's board of directors determined to explore the possibility of acquiring the Advisor in preparation for a subsequent listing. Also on December 3, 2004, in consideration of the relationship between the Advisor and CRP described above, the board of directors appointed a committee of independent directors (consisting of the same members as the special committee that was later appointed to oversee the possible merger or sale of CRP, as described below) to explore and negotiate the possible acquisition by CRP of the Advisor. In early 2005, that committee retained Houlihan Lokey and Akin Gump Strauss Hauer & Feld LLP to provide advice in connection with such evaluation. Through the middle of 2005, such committee evaluated a potential acquisition of the Advisor by CRP, but no determination to proceed with such an acquisition had been made and no agreement on the terms and conditions of any possible acquisition reached. As of early November 2005, while discussions about a possible acquisition of the Advisor were continuing, it was not certain that any agreement would ultimately be reached.

        From time to time, representatives of HCP and representatives of CRP have held informal discussions concerning a possible strategic transaction between the parties. At a November 15, 2005 board meeting, Banc of America Securities LLC, or Banc of America Securities, advised CRP's board of directors that it had been approached by a private equity group about possible interest in the acquisition of CRP. The private equity group subsequently informed Banc of America Securities that it was considering partnering with HCP. Shortly thereafter, the board discussed the proposal and, at the invitation of the board, Banc of America Securities discussed with the board potential responses to any such proposal. After discussion, the board determined that Mr. Seneff, CRP's chairman, should meet with HCP's chief executive officer. Mr. Seneff met with James F. Flaherty III, HCP's chief executive officer, on December 14, 2005, to discuss HCP's potential interest in a merger or acquisition of CRP. During this meeting, Mr. Seneff made no commitments to Mr. Flaherty and explained to Mr. Flaherty that CRP's board of directors planned to review all of CRP's potential strategic alternatives. Following this meeting, CRP's board of directors discussed the potential strategic alternatives available to CRP and engaged Banc of America Securities, pursuant to a letter agreement dated December 16, 2005, to conduct a review of such potential strategic alternatives. At an informal executive session of the board on January 17, 2006, CRP's directors reviewed with Banc of America Securities, among other things, the potential strategic alternatives, including pursuing the current business plan, effecting a firm underwritten offering of common stock, pursuing a listing of CRP common stock without a capital raise, effecting a recapitalization or disposition of significant assets or pursuing a merger or sale of CRP, and the rationale and issues associated with each alternative. CRP's directors then discussed the merits of the various strategic alternatives and agreed that a sale of CRP merited active exploration, due to, among other things, attractive market conditions and valuations, the existence of a significant number of potential buyers with adequate capital to pursue a transaction with CRP, the third party interest expressed to Banc of America Securities with respect to CRP and the fact that a sale could provide immediate liquidity for CRP's stockholders. The board then invited Banc of America Securities to attend its next meeting, at which the board planned to review the steps involved in a possible sale of CRP.

        On January 24, 2006, at an informal executive session of CRP's board, Banc of America Securities reviewed with CRP's directors the steps involved in a possible sale of CRP, including, among other things, a review of potential public and private buyers, a general overview of their potential ability to pursue an acquisition of CRP, and an outline of issues to consider in connection with an overall sale process. The board also reviewed the benefits of a sale of CRP at the present time as compared to a sale in the future after any internalization of the Advisor, noting specifically the attractive market conditions and valuations associated with a sale process. After consideration of the information discussed during the meeting, CRP's directors determined to seek further advice from CRP's outside counsel, Greenberg Traurig, LLP, and Maryland counsel, Venable, LLP, with respect to a sale process.

        On February 1 and February 9, 2006, CRP's directors, at formal meetings of the board, were advised by representatives of Greenberg Traurig and Venable with respect to standards of conduct and duties of the board in connection with its review of strategic alternatives and, in particular, a possible sale of CRP. As part of this discussion, the directors discussed the likelihood that a potential buyer also would be interested in acquiring the Advisor, given the fact that CRP did not have employees of its own, the unique knowledge and experience of the Advisor with respect to CRP's assets and the Advisor's access to potential asset acquisitions to be pursued by CRP. In consideration of the potential conflicts of interest resulting from (i) the fact that Mr. Seneff, CRP's chairman, controls the Advisor, and Mr. Bourne, CRP's vice chairman, and certain CRP executive officers are also executive officers, and at that time also had become stockholders, of the Advisor and (ii) the risk that potential buyers might be interested in purchasing only CRP and not the Advisor or that bids for both entities would not be satisfactory and acceptable to CRP's board and to the Advisor, the CRP board, after consulting with counsel (a) considered appointing a special committee consisting of CRP's independent directors to oversee CRP's sale process and (b) determined to conduct any sale process for CRP separate and apart from any sale process for the Advisor. As a result of this separation of the sale process, the Advisor retained separate legal and financial advisors to conduct the sale process for the Advisor.

        Further, the board discussed whether to engage Banc of America Securities as CRP's financial advisor in connection with obtaining indications of interest from a select number of potential buyers with respect to a possible merger or sale of CRP. Among other things, the board of directors took into account Banc of America Securities's familiarity with CRP and its businesses and its experience with transactions of this nature, as well as its reputation in the financial community. The full board, including all of the independent directors, reviewed information concerning past relationships between Banc of America Securities and other public companies that were advised by affiliates of the Advisor in which CRP's chairman and/or vice chairman held an equity interest, and for which CRP's chairman and vice chairman served as board members, and determined that such prior relationships would not create a conflict of interest with respect to an engagement of Banc of America Securities as CRP's financial advisor in connection with a possible merger or sale of CRP.

        On March 2, 2006, the CRP board of directors held a formal meeting, with Banc of America Securities and Greenberg Traurig present, to discuss the list of potential buyers of CRP and the process of soliciting indications of interest from such buyers. At the meeting, the board acknowledged that although it had determined to pursue a solicitation of indications of interest from a select group of bidders, the board had also determined that it would abandon the pursuit of a possible merger or sale of CRP and continue to explore its other strategic alternatives if the bids received through the solicitation process were not satisfactory. The Banc of America Securities representatives then left the meeting and the board discussed with representatives of Greenberg Traurig the terms of Banc of America Securities's engagement.

        On March 8, 2006, at a formal board meeting, the CRP directors approved the engagement of Banc of America Securities (which was formalized in a letter agreement dated March 16) as sole financial advisor to CRP in connection with a merger or sale of CRP. Also on March 8, the board of directors formed a special committee of independent directors, consisting of Messrs. Dunbar and Duncan and Dr. Moses, to oversee the sale process. The special committee was empowered to, among other things, review and evaluate the terms and conditions, and determine the advisability, of a possible sale, hire its own legal and financial advisors, and recommend to the entire board what action, if any, should be taken by CRP with respect to a possible sale. The special committee retained Akin Gump as its legal counsel on or about March 12, 2006 and agreed to consider the desirability of retaining its own separate financial advisor after reviewing the responses to the sale process. In determining to retain Akin Gump, the special committee noted that Akin Gump was familiar with CRP and the Advisor due to its efforts in connection with the contemplated acquisition by CRP of the Advisor in the prior year.

        During February and March of 2006, officers of CRP who are also officers and employees of the Advisor worked with Banc of America Securities to develop the online data room that would be used throughout the solicitation process. CRP's officers and other employees of the Advisor also worked with potential bidders to assist with their due diligence of CRP and the Advisor.

        During March of 2006, at the instruction of the CRP board, Banc of America Securities solicited indications of interest with respect to a sale of CRP. The bid procedures letter sent to potential buyers also requested them to indicate in their bids whether they intended to make a separate proposal to the Advisor to acquire the Advisor. Concurrently and separately, the Advisor engaged its own financial advisor, Stifel Nicolaus & Company, Incorporated, to solicit indications of interest to acquire the Advisor and retained Lowndes, Drosdick, Doster, Kantor & Reed, P.A. as legal counsel to advise it with respect to a sale of the Advisor.

        On March 31, 2006, the special committee received an update from Banc of America Securities on the sale process to date, pursuant to which the special committee was informed that between March 14, 2006 and March 20, 2006, ten potential bidders (including four joint bidders, for a total of eight potential bids), each of whom had previously entered into a confidentiality agreement, had been provided with an offering memorandum prepared by CRP describing CRP's business and a bid procedures letter with a deadline for the first round of bids set for April 4, 2006. Banc of America Securities also noted that a draft merger agreement had been posted in the online data room and delivered to each of the bidders, updated the board on the due diligence conducted to date by the potential bidders and reported that four potential bidders had participated in management presentations with at least one other management presentation scheduled for the following week.

        On March 31, 2006, a meeting of the board of directors of HCP was held at which management discussed with the board the possible transactions and the process generally.

        On April 4, 2006, CRP received indications of interest from HCP (individually, as its joint bidder had withdrawn from the process) and two other potential buyers, referred to in this section as Bidder A and Bidder B.

        On April 6, 2006, the special committee met with Banc of America Securities and Akin Gump to discuss the three proposals received by CRP on April 4, 2006. The special committee was informed that three potential bidders had withdrawn from the process prior to management presentations and three potential bidders (including two joint bidders) had withdrawn after management presentations. The bidders indicated that the reasons for their withdrawals related to the bidders' different views about the valuation of CRP or inadequate resources to pursue a transaction.

        HCP's non-binding proposal indicated that it was willing to acquire all of CRP's outstanding common stock for $13.00 per share with the consideration comprised of a combination of 50% cash and 50% HCP common stock, as well as assumption of CRP's debt. HCP indicated flexibility regarding the relative percentage mix of consideration. HCP noted that its proposal was subject to satisfactory completion of due diligence, but indicated that it expected to be able to complete its due diligence review of CRP expeditiously. Included with HCP's proposal was a draft merger agreement containing HCP's proposed changes. There was no financing contingency associated with HCP's proposal. In addition, HCP submitted a separate bid to the Advisor to acquire all of the outstanding capital stock of the Advisor for $120 million, with the consideration to be comprised of cash, HCP common stock or a combination of the two, and conditioned the acquisition of CRP on the acquisition of the Advisor.

        Bidder A's non-binding proposal indicated that it was willing to acquire all of CRP's outstanding common stock for $12.55 per share in cash, as well as assumption of CRP's debt. Bidder A's proposal identified the confirmatory due diligence it would expect to complete within two weeks in parallel with the negotiation and execution of a definitive agreement. Included with Bidder A's proposal was a draft merger agreement containing Bidder A's proposed changes. There was no financing contingency associated with Bidder A's proposal. In addition, Bidder A submitted a separate bid to the Advisor to acquire all of the outstanding capital stock of the Advisor for $125 million in cash, and conditioned the acquisition of CRP on the acquisition of the Advisor.

        Bidder B's non-binding proposal indicated that it was willing to acquire all of CRP's outstanding common stock for $11.00 per share with the consideration comprised of a combination of 20% cash, 65% Bidder B common stock and 15% Bidder B preferred stock, as well as assumption of CRP's debt. Bidder B indicated that it was committed to the timely completion of its confirmatory due diligence. Included with Bidder B's proposal was a term sheet summarizing Bidder B's requested revisions to the draft merger agreement. There was no financing contingency associated with Bidder B's proposal. In addition, Bidder B submitted a separate bid to the Advisor to acquire all of the outstanding capital stock of the Advisor for $120 million consisting of a combination of 20% cash, 65% Bidder B common stock and 15% Bidder B preferred stock, and conditioned the acquisition of CRP on the acquisition of the Advisor.

        After discussing the various financial and contractual aspects of the bids, negotiating strategies and next steps with Banc of America Securities and Akin Gump, the special committee instructed Banc of America Securities to inform Bidder B that it would need to increase its bid significantly in order to remain in the process.

        On April 7, 2006, the CRP board held a meeting in which representatives of Banc of America Securities, Greenberg Traurig and Akin Gump participated. At the meeting, the full board was updated on the status of the bidding process, including a detailed comparison of the three bids. Later that day, the special committee met with Banc of America Securities and Akin Gump, at which time the special committee was informed that Bidder B had expressed a strong desire to remain in the process and that it would submit a revised bid. After discussing, among other things, timing issues, various legal issues arising from the bidders' requested revisions to the merger agreement and negotiation strategies, the special committee instructed Banc of America Securities to, among other things, ask the three bidders to submit revised highest proposals by Friday, April 14, 2006.

        Also on April 7, 2006, and before Banc of America Securities communicated such instructions, the special committee once again met with Banc of America Securities and Akin Gump, at which time the special committee was informed that HCP believed it required only confirmatory due diligence and was willing to raise the cash portion of the purchase price if CRP so desired. HCP expressed its desire to negotiate and execute a definitive agreement within two weeks and advised that if HCP was not granted exclusivity by Monday, April 10, 2006, it would withdraw from the process.

        The special committee discussed negotiating strategies and related issues with its advisors, including the risk that HCP could withdraw from the process. The special committee noted that HCP's bid was the highest bid to date and contained no terms that, after negotiation, were likely to be unacceptable to CRP and that HCP would likely be able to negotiate a transaction with the Advisor.

        At the conclusion of the meeting, the special committee instructed Banc of America Securities to inform Bidder A and Bidder B that they had until 12:00 p.m., New York time, on Monday, April 10, 2006, to submit revised proposals.

        In the morning of April 10, 2006, Banc of America Securities reported to the special committee that pursuant to subsequent discussions with Bidder A and Bidder B, each had come back with increases to their original bids. Bidder A had increased its bid from $12.55 to $13.02, in cash, and indicated that it could sign definitive documentation within two weeks. Bidder B had increased its bid from $11.00 to $13.00, with the consideration comprised of a combination of 50% cash and 50% Bidder B common stock.

        Later that day, the special committee met with Banc of America Securities and Akin Gump to review the various bids. The special committee was informed that HCP had indicated that it was willing to change the composition of its purchase price to include less than 20% of HCP's common stock, such that under the rules of the New York Stock Exchange, or NYSE, applicable to HCP, there would be no need to obtain approval from HCP's stockholders for the transaction.

        That afternoon, the full board met with Banc of America Securities, Greenberg Traurig and Akin Gump. At the meeting, the board was provided with a report on the bidding process and an update on the status of the bidding, including the improved bids from Bidder A and Bidder B and HCP's insistence on obtaining exclusivity as a condition to not withdrawing its offer. The special committee then advised the board of how it intended to request that Banc of America Securities proceed.

        As requested by the special committee, Banc of America Securities instructed Bidder A and Bidder B to provide their best and final offer by 4:00 p.m., New York time, on April 10, 2006. The special committee also instructed Banc of America Securities to seek to obtain an increase in HCP's bid and advise HCP that its current bid did not warrant exclusivity, but Banc of America Securities was unable to contact HCP until later that evening.

        At approximately 5:00 p.m., New York time, on April 10, 2006, the special committee was informed that Bidder B had increased its bid from $13.00 to $13.50, comprised of a combination of 50% cash and 50% Bidder B common stock. Bidder B's bid was conditioned on obtaining exclusivity with CRP through Friday, April 21, 2006. Bidder A indicated in conversations with Banc of America Securities that it had essentially made its highest and best offer at $13.02, but, nevertheless, it increased its bid by $0.02 to $13.04. Banc of America Securities advised the special committee that each of Bidder A and Bidder B had indicated that these were the highest prices that Bidder A and Bidder B were prepared to pay. The special committee noted that the all cash bid from Bidder A would not require approval from Bidder A's stockholders and would not be tax-free to CRP's stockholders, and Bidder B's proposal would require approval from Bidder B's stockholders and would potentially be partially tax-free to CRP's stockholders.

        The special committee reviewed the revised bids with Banc of America Securities and Akin Gump, determined that Bidder B's bid was superior to Bidder A's and then instructed Banc of America Securities to seek an increase in HCP's bid before it was prepared to consider an exclusive arrangement with Bidder B. The special committee then informed the full board of its instructions to Banc of America Securities.

        In the morning of April 11, 2006, the special committee met with Banc of America Securities and Akin Gump to review the discussions that had taken place between Banc of America Securities and HCP. At a meeting of the full CRP board earlier that morning, at which representatives of Banc of America Securities, Greenberg Traurig and Akin Gump were present, Banc of America Securities had reported that it had reached HCP late the prior evening and that HCP had agreed to increase its bid from $13.00 to $13.50, so long as CRP agreed to grant HCP exclusivity through April 28, 2006. The special committee noted that at $13.50 per share, while each of HCP's and Bidder B's proposals were equivalent in price, Bidder B's proposal was subject to the approval of Bidder B's stockholders, which potentially increased the uncertainty of closing and had a substantially greater percentage of stock consideration, which presented a possibility of a greater change in the aggregate value to be received by CRP's stockholders if the stock price of Bidder B's common stock were to fluctuate between the signing of the merger agreement and closing. Banc of America Securities advised the special committee that, based on conversations with Bidder B, Bidder B had indicated that it was not in a position to increase its bid substantially, if at all, or reduce the percentage of stock consideration to eliminate the need for a vote of Bidder B's stockholders. The special committee also noted that while CRP and its advisors had reviewed publicly available information on HCP and Bidder B, they would need to complete a due diligence review of the successful bidder in light of the fact that in each case a component of the consideration to be received would include stock in the winning bidder. Given that both bids were at the $13.50 price level, based upon the foregoing, the special committee expressed a preference for the HCP bid, but was of the view that an effort should be made to get HCP to increase its price.

        Thereafter, the special committee, with the concurrence of the full board, instructed Banc of America Securities to seek to obtain a further increase in HCP's bid while preserving a cash/stock mix that would not require a vote by HCP's stockholders, seek agreement from HCP with respect to modifying certain provisions of the draft merger agreement proposed by HCP and, after confirming the acceptability of such price and provisions with the special committee, to agree to exclusivity through Friday, April 21, 2006, subject to extension if the parties were working diligently and in good faith to negotiate a definitive agreement and to complete their respective due diligence.

        Later that morning, at a full board meeting at which Banc of America Securities representatives were present, the board was informed that HCP increased its bid to $13.75 per share, with consideration comprised of less than 20% of HCP's common stock, such that approval of HCP's stockholders would not be required. Akin Gump reported on its conversation with HCP's general counsel and noted reaching agreement in principle on a number of contract points and an understanding on what appeared to be the principal open items on the draft merger agreement such that Akin Gump was able to advise the special committee that it believed that a form of merger agreement that would be acceptable to both parties could be negotiated.

        The special committee recommended and the full board approved CRP's entering into exclusive negotiations with HCP. On April 13, 2006, CRP and HCP entered into a letter agreement granting HCP exclusivity with respect to negotiating a transaction with CRP, through 5:00 p.m. (New York time) on April 21, 2006, which date was extended from time to time through 5:00 p.m. (New York time) on May 1, 2006 in connection with the merger negotiations and due diligence process.

        On April 14, 2006, HCP and CRP entered into an amendment to the confidentiality agreement previously entered into, which obligated CRP and the Advisor, severally but not jointly, to abide by certain confidentiality, non-solicitation and standstill obligations with respect to their separate due diligence reviews of HCP.

        From April 11, 2006 through April 27, 2006, HCP continued to conduct its due diligence review of CRP and the Advisor, and CRP, the Advisor and their respective legal and financial advisors conducted their separate due diligence reviews of HCP. During such period, counsel to CRP, the special committee and HCP negotiated the terms of the merger agreement. Separately, counsel to HCP and the Advisor negotiated the Advisor's merger agreement. During this time, the CRP board of directors, the special committee and their respective advisors engaged in regular teleconferences to discuss status updates, including with respect to the due diligence reviews and the negotiations of the merger agreements.

        On April 14, 2006, the special committee determined to seek to engage Houlihan Lokey as its financial advisor, whose role would be limited to advising and rendering a fairness opinion to the special committee, including as to whether the portion of the aggregate consideration (which equals the aggregate amount being paid in connection with the CRP merger and the Advisor merger) to be received by the Advisor's stockholders in connection with the Advisor merger is fair to the stockholders of CRP from a financial point of view. In seeking to retain Houlihan Lokey, the special committee noted that Houlihan Lokey was familiar with CRP and the Advisor due to its efforts in connection with the contemplated acquisition by CRP of the Advisor in the prior year. Houlihan Lokey was retained pursuant to an engagement letter dated April 14, 2006, and Houlihan Lokey's fee arrangements did not provide for any fee that was contingent on the completion of any transaction.

        On April 21, 2006, a meeting of the board of directors of HCP was held. Among other things, the HCP board discussed CRP and the Advisor and their respective businesses, the process to date, the proposed definitive agreements and the results of HCP's due diligence with respect to CRP and the Advisor, as well as the proposed price to be paid in the transaction.

        On April 27, 2006, Banc of America Securities informed the CRP board of directors that HCP had indicated that, as a result of its due diligence review, it intended to reduce its bid to $12.25 per share. HCP indicated that the reduction was based on a number of factors relating principally to HCP's review of future revenue and profits to be derived by CRP from various third party contracts, the potential exposure to future property tax increases and the uncertainty of future unidentified acquisitions. The full board discussed potential responses to HCP's revised proposal, including approaching Bidder A and Bidder B if HCP was unwilling to reaffirm its original bid price, and instructed Banc of America Securities to inform HCP that the revised proposal was unacceptable to CRP.

        Based on such instructions, Banc of America Securities had numerous conversations with representatives of HCP in which it expressed that the contemplated price adjustment was unacceptable to CRP, and during which the results of HCP's due diligence review were discussed. CRP's management and financial advisor addressed certain assumptions and information on which HCP appeared to rely in formulating its proposed price reduction. In a number of conversations, HCP indicated that, based upon such discussions, it was considering to what extent it was prepared to increase its bid from the proposed $12.25 level.

        On April 28, 2006, a meeting of the board of directors of HCP was held. Among other things, the board discussed CRP and the Advisor and their respective businesses, as well as the negotiations that had taken place since the April 21 board meeting. The HCP board of directors also discussed the proposed definitive agreements and the results of HCP's due diligence with respect to CRP and the Advisor, as well as a price of $13.50 per share of CRP common stock.

        On April 28, 2006, HCP informed CRP that HCP was willing to increase its bid to $13.50 per share. Later that day, following a board meeting at which representatives of Banc of America

Securities, Greenberg Traurig and Akin Gump participated, and in which the diligence matters raised by HCP were discussed, the special committee recommended to the board, and the board resolved, to continue exclusive negotiations with HCP based on a revised price of $13.50 per share, but with no closing conditions or other price adjustments relating to the diligence matters raised by HCP. Based upon information provided to it, the board believed that this was the highest price HCP was willing to pay. Over the next several days, counsel for CRP, the special committee and HCP negotiated the remaining issues with respect to the merger agreement. Also during this time, the CRP board of directors, the special committee and their respective advisors engaged in regular teleconferences to discuss status updates with respect to the negotiations of the merger agreement.

        On May 1, 2006, at a special meeting of the HCP board of directors, the HCP board unanimously approved the merger agreement with CRP and the merger, as well as the Advisor merger agreement and the Advisor merger, and authorized management to finalize negotiation of the definitive agreements with respect to both transactions.

        On May 1, 2006, at a meeting of the full CRP board at which representatives of Banc of America Securities, Greenberg Traurig and Akin Gump participated, the board was updated on the negotiations with HCP and the terms of the transaction were reviewed. Banc of America Securities reviewed with the board its financial analysis of the consideration to be received by the holders of CRP's common stock in the proposed merger. Then Greenberg Traurig reviewed with the board the terms of the merger agreement, pointing out those terms that were still being negotiated with HCP, and the resolutions to be adopted by the board related to the approval of the transaction.

        At this point, the full board adjourned and the special committee met with Akin Gump and Houlihan Lokey. Houlihan Lokey reviewed with the special committee business information and financial data on CRP and HCP as well as valuation methodologies and analyses and other matters relied upon by Houlihan Lokey in formulating its recommendation to the board. At the conclusion of such discussion, Houlihan Lokey reported that it was prepared to deliver an opinion that (i) the merger consideration to be received by the stockholders of CRP in the proposed merger is fair to such stockholders from a financial point of view and (ii) the portion of the aggregate consideration (which equals the aggregate amount being paid in connection with the CRP merger and the Advisor merger) being received by the Advisor's stockholders in connection with the Advisor merger is fair to the stockholders of CRP from a financial point of view. Akin Gump then reviewed with the special committee certain outstanding matters on the merger agreement and related documentation and the resolutions that the special committee would be asked to approve to authorize the merger and related matters. The special committee determined to recommend to the full board that it meet again after the remaining points on the merger agreement had been finally resolved to vote on approving the transaction.

        The full CRP board then reconvened at which time the special committee informed the board of its deliberations.

        The full board adjourned temporarily and then reconvened later that evening, at which time Banc of America Securities delivered to the board an oral opinion, which was confirmed by delivery of a written opinion, dated May 1, 2006, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the consideration to be received by the holders of CRP's common stock in the proposed merger was fair, from a financial point of view, to such holders.

        The special committee then met and Houlihan Lokey delivered its oral opinion (subsequently confirmed in writing) that (i) the merger consideration to be received by the stockholders of CRP in the proposed merger is fair to such stockholders from a financial point of view and (ii) the portion of the aggregate consideration (which equals the aggregate amount being paid in connection with the CRP merger and the Advisor merger) being received by the Advisor's stockholders in connection with the Advisor merger is fair to the stockholders of CRP from a financial point of view. Thereafter, the special committee unanimously resolved to recommend that the full CRP board declare that the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of CRP and its stockholders and that the full board approve the merger agreement and the transactions contemplated thereby, including the merger. The board, based on the recommendation of the special committee, unanimously adopted and approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, advisable and in the best interests of CRP and its stockholders. Certain of the factors considered by the special committee and the board are described in greater detail under "Recommendation of CRP's Board of Directors and Special Committee; CRP's Board of Directors' and Special Committee's Reasons for the Merger."

        The parties executed the merger agreement as of May 1, 2006 and announced the transaction publicly on May 2, 2006. The terms of the merger agreement are set forth in more detail below under "The Merger Agreement."

Recommendation of CRP's Board of Directors and Special Committee; CRP's Board of Directors' and Special Committee's Reasons for the Merger

  Recommendation of CRP's Board of Directors and Special Committee

        At meetings held on May 1, 2006, (i) the special committee unanimously resolved to recommend that the full board declare that the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of CRP and its stockholders and that the full board approve the merger agreement and the transactions contemplated thereby, including the merger and (ii) based on the recommendation of the special committee, the full CRP board unanimously adopted and approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, advisable and in the best interests of CRP's stockholders. CRP's full board directed that the merger be submitted for consideration at a special meeting of CRP's stockholders entitled to vote thereon. Accordingly, CRP's board recommends that you vote "FOR" approval of the merger at the special meeting and "FOR" the authorization of the proxies to vote on such other matters as may properly come before the special meeting or any adjournment or postponement thereof, including any procedural matters incident to the conduct of the special meeting, such as adjournment of the special meeting for the purpose of soliciting additional proxies in favor of the merger.

        In determining whether to vote "FOR" the approval of the merger, CRP stockholders should be aware that some members of CRP's board of directors, as well as some CRP executive officers, have or may have interests in the merger that may differ from, or are in addition to, the interests of CRP common stockholders generally. See "—Interests of CRP's Directors and Executive Officers in the Merger."

  CRP's Board of Directors' and Special Committee's Reasons for the Merger

        In reaching their decision to approve the merger and to recommend that CRP's stockholders vote to approve the merger, CRP's board of directors and the special committee consulted numerous times with their respective financial and legal advisors and management, and considered a number of factors, including, among others, the following positive factors (the order does not reflect any relative significance):

        Favorable Market Conditions.    As discussed above under the heading "—Background of the Merger," the board was mindful of the objective to provide CRP's stockholders with liquidity of their investment in CRP before the end of 2008, and the board and the special committee determined that the merger would allow them to take advantage of conditions in the real estate markets generally that have created a favorable environment for effecting a strategic transaction to maximize stockholder value. These conditions included:

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  Prices for real estate assets have increased rapidly in recent years, reaching historic highs, while capitalization rates have reached historic lows.

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  Property fundamentals for senior housing and medical facility properties, such as rents, vacancies and net absorption, were strengthening in CRP's markets.

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  Interest rates remained low by historic standards, but were generally expected to rise in the near-term. As interest rates rise, demand for real estate assets would be expected to decrease, and because REIT stock prices historically have had a negative correlation to interest rates, if CRP were to list its shares in the future, its stock price may have a greater downside risk.

        CRP's Business and Prospects.    CRP's board of directors and the special committee believe that the merger represents a more desirable alternative for CRP's stockholders than continuing to operate as an independent public company under CRP's current strategic business plan. In the view of the board and the special committee, realizing a premium (mainly in the form of cash) in the merger provides more value for CRP's stockholders than executing CRP's strategic business plan. In making this determination, the board and the special committee considered a number of risks facing CRP in the future, including the various risks discussed in CRP's Annual Report on Form 10-K for the year ended December 31, 2005.

        Other Strategic Alternatives.    As discussed above under the heading "—Background of the Merger," in addition to the merger transaction, the board of directors considered other strategic alternatives that might be available to CRP, including pursuing the current business plan, effecting a firm underwritten offering of common stock, pursuing a listing of common stock without a capital raise or effecting a recapitalization or disposition of significant assets. After considering the potential benefits and risks to CRP and its stockholders associated with each of these alternatives, the board determined that the merger represented the alternative that was in the best interests of CRP's stockholders.

        Competitive Auction Process.    The board of directors and special committee engaged in a competitive auction process aimed at maximizing stockholder value, which included: (i) the solicitation of indications of interest from ten potential acquirers (including four joint bidders, for a total of eight potential bids), each of which executed a confidentiality agreement and received corporate and financial information concerning CRP, (ii) the receipt and response to inquiries from such potential acquirers, (iii) the receipt and evaluation of indications of interest from three such potential acquirers (HCP, Bidder A and Bidder B) and (iv) the receipt and evaluation of the increase in the revised bids submitted by each of the three potential acquirers prior to execution of the merger agreement.

        Banc of America Securities Opinion.    The board of directors and the special committee considered the financial presentation of Banc of America Securities, including its opinion, dated May 1, 2006, to the board of directors and the special committee as to the fairness, from a financial point of view, and as of the date of the opinion, of the merger consideration to be received by the holders of CRP's common stock in the proposed merger, as more fully described below under the heading "—Opinions of CRP's Board of Directors' and the Special Committee's Financial Advisors—Opinion of Banc of America Securities LLC."

        Houlihan Lokey Opinion.    The special committee considered the analyses of Houlihan Lokey described under the heading "—Opinions of CRP's Board of Directors' and the Special Committee's Financial Advisors—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.," and the oral opinion of Houlihan Lokey, which was subsequently confirmed in writing, to the effect that, as of May 1, 2006 and subject to and based on the assumptions made, procedures followed, matters considered and limitations on the opinion and the review undertaken as set forth in its opinion, (i) the merger consideration to be received by the stockholders of CRP in the proposed merger is fair to such stockholders from a financial point of view and (ii) the portion of the aggregate consideration (which equals the aggregate amount being paid in connection with the CRP merger and the Advisor merger) being received by the Advisor's stockholders in connection with the Advisor merger is fair to the stockholders of CRP from a financial point of view.

        Premium.    While there is no active public market for CRP's common stock, the fact that the merger consideration to be received by CRP's stockholders, valued at approximately $13.50 at the time the merger agreement was signed, represented an approximate 35% premium to the most recent public offering price of $10.00 per share of CRP common stock.

        Assumption of Liabilities.    HCP agreed to assume all of CRP's liabilities in the merger and there is no adjustment to the consideration to be paid to CRP's stockholders in respect of any such liabilities.

        Ability to Change Recommendation and Terminate Merger Agreement.    The merger agreement allows CRP from and after May 1, 2006, at any time prior to approval of the merger by CRP's stockholders, to respond to unsolicited proposals under certain circumstances and to terminate the merger agreement to accept a superior proposal, subject to payment by CRP of a $107 million termination fee and subject to HCP's right to match any such superior proposal.

        Registered and Listed Stock.    The fact that CRP stockholders will receive registered common stock of HCP which, subject to limited exceptions applicable only to CRP affiliates, can be immediately sold on the NYSE (or such other exchange as such stock may then be traded).

        Cash Consideration.    The fact that approximately 82% of the merger consideration to be received by CRP's stockholders will be paid in cash and therefore will not be subject to market variations in the price of HCP's common stock.

        HCP and Strength of Combined Company.    The board and special committee's review of the business operations, financial condition and prospects of HCP and their belief that the combination of CRP and HCP allows CRP stockholders, with respect to the stock portion of the consideration, to participate in a stronger combined company based on the anticipated greater operational and financial flexibility of the combined company.

        Stockholder Approval and Appraisal Rights.    The merger is subject to the approval of CRP's stockholders who therefore have the option to reject the merger. In addition, CRP's stockholders have the right to demand appraisal of their shares in accordance with the procedures established by Maryland law. See "—Appraisal Rights."

        The High Likelihood of Transaction Completion.    The board and the special committee considered that, in their respective judgment and assuming approval by the CRP stockholders, there is a high likelihood of completing the proposed transaction. There are relatively limited closing conditions to the merger and, based on discussions with and analysis of HCP made by their advisors, the board and the special committee determined that HCP is expected to have the necessary resources at closing to complete the merger. As noted below, the merger agreement does not contain a financing condition.

        Terms of the Merger Agreement.    The terms of the merger agreement, including:

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  that each CRP common share will be converted into the right to receive (i) $11.1293 in cash and (ii) 0.0865 of a share of HCP common stock;

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  the merger agreement is subject to a limited number of conditions and the belief that, assuming approval by CRP's stockholders, the conditions to the merger are likely to be satisfied;

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  HCP's obligation to consummate the merger is not subject to any financing contingency; and

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  the $107 million termination fee, which, based upon advice from their legal and financial advisors, the board and special committee believe is within the range of termination fees observed in similar transactions and should not unduly discourage other possible buyers from offering acquisition proposals that are more favorable than the transactions contemplated by the merger agreement.

        The board and the special committee also considered the following potentially negative factors, among others, in determining whether to approve the merger, the merger agreement and the related transactions (the order does not reflect any relative significance):

        Conflicts of Interest.    Certain of CRP's directors and executive officers may have conflicts of interest in connection with the merger, as they may receive compensation and/or benefits that are different from, and/or in addition to, those of CRP's other stockholders, as described below under the caption "—Interests of CRP's Directors and Executive Officers in the Merger." In this regard, the special committee specifically noted the opinion of Houlihan Lokey that the consideration to be paid by HCP in its acquisition of the Advisor (consisting of HCP common stock valued at the time of the merger agreement at approximately $120 million plus the reimbursement of certain expenditures specified in the Advisor merger agreement) is fair, from a financial point of view, to CRP's stockholders. The full text of the opinion of Houlihan Lokey is attached as Annex C to this proxy statement/prospectus. CRP stockholders are urged to and should read this opinion carefully and in its entirety.

        Non-Solicitation; Breakup-Up Fee and Reimbursement of Expenses.    The restrictions contained in the merger agreement on CRP's ability to solicit competing acquisition proposals, discussed under "The Merger Agreement—No Solicitations of Alternative Transactions," and the possibility that the $107 million termination fee and up to $3 million in expenses payable under the circumstances discussed under "The Merger Agreement—Fees and Expenses," may discourage a third party from submitting a competing, higher proposal to acquire CRP.

        Fixed Exchange Ratio.    Approximately 18% of the consideration to be received by CRP common stockholders is in the form of shares of HCP common stock and is at a fixed exchange rate that does not adjust to account for fluctuations in the market price of HCP common shares between execution of the merger agreement and closing of the merger.

        Taxable Nature of Transaction.    The merger is a taxable transaction to CRP's stockholders, including with respect to the non-cash portion of the merger consideration.

        Effects of the Merger.    Because only approximately 18% of the consideration to be received by CRP's stockholders in connection with the merger will be in the form of HCP common stock, CRP's stockholders will not participate in any increase in value of the combined company after the merger to the same extent that they would if a greater portion or all of the consideration to be received by CRP's stockholders was in the form of HCP common stock. However, the board and the special committee noted that CRP's stockholders would be able to purchase additional shares of HCP common stock in the open market with the cash portion of the merger consideration to be received by CRP's stockholders if they so chose.

        As discussed under "—Interests of CRP's Directors and Executive Officers in the Merger," the Advisor's stockholders, including some of CRP's directors and executive officers, will receive consideration comprised of 100% HCP common stock in the Advisor merger in exchange for their stock in the Advisor and therefore will participate in greater proportion in any increase in value of the combined company after the merger.

        Risk that the Merger will not be Completed.    There is a potential for loss of value by CRP common stockholders, as well as for a negative impact upon the operations and prospects of an independent CRP, in the event that the merger is not completed for any reason.

        Significant Costs Involved.    The board and the special committee considered the significant costs involved in connection with completing the merger, the substantial management time and effort required to effectuate the merger and the related disruption to CRP's operations. If the merger is not consummated, then CRP may be required to bear these expenses and the costs of these disruptions.

        The board and the special committee also believe the process followed in recommending approval of the merger agreement was fair because:

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  the special committee consists entirely of independent directors who are not officers of or otherwise affiliated with CRP (other than by reason of being directors), CNL Financial Group, Inc., James M. Seneff, Jr., or HCP;

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  the members of the special committee, none of whom own any stock or options in CRP, will not personally benefit from the consummation of the merger;

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  the execution of the merger agreement resulted from extensive negotiations among advisors to HCP and advisors to CRP and the special committee; and

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  the special committee's financial advisor, Houlihan Lokey, and legal counsel, Akin Gump, reported directly to the special committee and took direction exclusively from the special committee.

        The above discussion of the factors considered by CRP's board of directors and the special committee is not intended to be exhaustive, but does set forth the principal positive, negative and procedural factors considered by the board and the special committee. Each of the board's and the special committee's recommendation was made after consideration of all the factors as a whole. The board and the special committee unanimously approved the merger, the merger agreement and the related transactions. The board of directors recommends the approval of the merger by CRP's stockholders in light of the various factors described above and other factors that each member of the board and the special committee felt was appropriate.

        In view of the wide variety of factors considered by the board and the special committee in connection with their evaluation of the merger and the complexity of these matters, the board and the special committee did not attempt to quantify, rank or otherwise assign relative weights to the specific factors each considered in reaching their decision and did not consider it practical to do so. Rather, the board and the special committee made their respective recommendation based on the totality of information presented to and the investigation conducted by them. In considering the factors discussed above, individual members of the board and the special committee may have given different weight to different factors.

Opinions of CRP's Board of Directors' and the Special Committee's Financial Advisors

  Opinion of Banc of America Securities LLC

        CRP retained Banc of America Securities as financial advisor to its board of directors in connection with the merger. Banc of America Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. CRP selected Banc of America Securities on the basis of Banc of America Securities' experience in transactions similar to the merger, its reputation in the real estate industry and investment community and its familiarity with CRP and its business.

        On May 1, 2006, at meetings of the CRP special committee of the board of directors and board of directors held to evaluate the merger, Banc of America Securities delivered to the CRP special committee of the board of directors and board of directors an oral opinion, which was confirmed by delivery of a written opinion dated May 1, 2006, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be received by holders of CRP common stock in the proposed merger was fair, from a financial point of view, to such holders.

        The full text of Banc of America Securities' written opinion to the CRP special committee of the board of directors and board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus. Holders of CRP common stock are encouraged to read the opinion carefully in its entirety. The following summary of Banc of America Securities' opinion is qualified in its entirety by reference to the full text of the opinion.

        Banc of America Securities delivered its opinion to the CRP special committee of the board of directors and board of directors for the benefit and use of the CRP special committee of the board of directors and board of directors in connection with and for purposes of their respective evaluations of the merger consideration to be received by holders of CRP common stock. Banc of America Securities' opinion does not constitute a recommendation to any stockholder on how to vote or act in connection with the merger.

        For purposes of its opinion, Banc of America Securities:

  •
  reviewed certain publicly available financial statements and other business and financial information of CRP and HCP, respectively;

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  reviewed certain internal financial statements and other financial and operating data concerning CRP and HCP, respectively;

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  reviewed certain financial forecasts relating to CRP prepared by the management of CRP, known as the CRP financial forecasts;

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  reviewed with HCP's management certain financial forecasts relating to HCP prepared by the management of HCP for calendar year 2006, known as the HCP financial forecasts, and discussed with HCP's management publicly available research analysts' estimates of the future financial performance of HCP, which included a certain research analyst's estimates of the future financial performance of HCP for calendar years 2006 and 2007, known as the HCP research estimates;

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  reviewed and discussed with senior executives of CRP and HCP information relating to cost savings estimated by the management of CRP to result from the merger, known as the cost savings;

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  discussed the past and current operations, financial condition and prospects of CRP and HCP with senior executives of CRP and HCP;

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  reviewed the potential pro forma financial impact of the merger on the future financial performance of HCP, including the potential effect on HCP's funds from operations, cash flow, consolidated capitalization and financial ratios;

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  reviewed the reported prices and trading activity for HCP common stock;

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  compared the financial performance of CRP and HCP and the prices and trading activity of HCP common stock with that of certain other publicly traded companies Banc of America Securities deemed relevant;

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  compared certain financial terms of the merger to financial terms, to the extent publicly available, of certain other business combination transactions Banc of America Securities deemed relevant;

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  participated in discussions and negotiations among representatives of CRP and HCP and their respective advisors;

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  reviewed the merger agreement and certain related documents; and

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  performed such other analyses and considered such other factors as Banc of America Securities deemed appropriate.

        Banc of America Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by it for the purposes of its opinion. With respect to the CRP financial forecasts, Banc of America Securities assumed, at the direction of CRP, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of CRP as to the future financial performance of CRP. With respect to the HCP financial forecasts, Banc of America Securities assumed, upon the advice of HCP, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of HCP as to the future financial performance of HCP for calendar year 2006. Banc of America Securities was not provided with, and did not have access to, any financial projections of HCP prepared by management of HCP for periods beyond calendar year 2006. Accordingly, after discussions with HCP's management concerning publicly available research analysts' estimates of the future financial performance of HCP generally and with CRP's consent, Banc of America Securities assumed that the HCP research estimates were a reasonable basis upon which to evaluate the future financial performance of HCP for calendar years 2006 and 2007 and, Banc of America Securities relied, at the direction of CRP, on the HCP research estimates for purposes of its opinion. With respect to the cost savings estimated by the management of CRP to result from the merger, Banc of America Securities assumed that such cost savings will be realized substantially in accordance with such estimates. Banc of America Securities did not make any independent valuation or appraisal of the assets or liabilities of CRP, nor was Banc of America Securities furnished with any such valuations or appraisals. For purposes of its opinion Banc of America Securities assumed, at the direction of CRP, that no adjustment of the merger consideration will be made and that the merger will be consummated as provided in the merger agreement, with full satisfaction of all covenants and conditions set forth in the merger agreement and without any waivers thereof. Banc of America Securities also assumed, with CRP's consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on CRP, HCP or the merger. Banc of America Securities was advised by the managements of CRP and HCP that each of CRP and HCP operated in conformity with the requirements for qualification as a real estate investment trust, or REIT, for federal income tax purposes since its formation as a REIT and Banc of America Securities further assumed, with CRP's consent, that the merger will not adversely affect the status or operations of CRP or HCP as a REIT.

        Banc of America Securities expressed no view or opinion as to any terms or aspects of the transactions contemplated by the merger agreement other than the merger consideration (assuming no adjustment of the merger consideration is made), to the extent expressly specified in its opinion (including, without limitation, the form or structure of the merger, any terms or aspects of the Advisor merger or the fairness, from a financial point of view, of the consideration to be received by the Advisor's stockholders in the Advisor merger). In addition, Banc of America Securities expressed no opinion as to the relative merits of the merger in comparison to other transactions available to CRP or in which CRP might engage or as to whether any transaction might be more favorable to CRP as an alternative to the merger, nor did Banc of America Securities express any opinion as to the underlying business decision of the special committee of the board of directors of CRP to recommend, or the board of directors of CRP to proceed with or effect, the merger. In addition, Banc of America Securities did not express any opinion as to the value of the Advisor or what the value of HCP common stock actually will be when issued or the prices at which HCP common stock may trade at any time.

        Banc of America Securities' opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Banc of America Securities as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Banc of America Securities did not assume any obligation to update, revise, or reaffirm its opinion. In addition, Banc of America Securities expressed no opinion or recommendation as to how the stockholders of CRP should vote or act in connection with the merger.

        The following represents a summary of the material financial analyses presented by Banc of America Securities to the CRP special committee of the board of directors and board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Banc of America Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Banc of America Securities. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Banc of America Securities.

        Net Asset Valuation Analysis.    Banc of America Securities performed a net asset valuation of CRP based on a valuation of CRP's real estate assets by asset type by applying (i) capitalization rates to projected property-level net operating income for 2007, as provided to Banc of America Securities by management of CRP, for assisted living, independent living, continuing care retirement communities, and medical facilities asset types, applying a range of selected capitalization rates for each asset type, (ii) a discounted cash flow analysis to certain leases, using a range of selected discount rates, and (iii) a selected multiple to certain management income. For the purpose of this analysis, assets and liabilities were valued based on estimates prepared by CRP management projected as of June 30, 2006.

        The analysis indicated the following implied per share equity reference range for CRP, as compared to the per share value of the merger consideration based on the average closing price of HCP common stock for the ten trading days ended April 28, 2006:

Implied Per Share Equity Reference Range for CRP	Per Share Value of Merger Consideration
$10.75 - $12.77	$13.50

        Selected Publicly Traded Company Analysis.    Banc of America Securities reviewed certain publicly available financial and stock market information relating to the selected publicly traded companies and compared such information to the corresponding information for CRP. The companies included in this analysis were:

  •
  HCP

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  Ventas, Inc.

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  Health Care REIT, Inc.

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  Nationwide Health Properties, Inc.

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  Healthcare Realty Trust Incorporated

        Using publicly available information and market data as of April 28, 2006, Banc of America Securities reviewed, among other things, the price per share of each of the comparable companies listed above as a multiple of its respective (i) estimated 2006 and 2007 Funds From Operations, or FFO, per share and (ii) estimated 2006 and 2007 Adjusted Funds From Operations, or AFFO, per share. For each of the selected companies, estimated 2006 and 2007 FFO and AFFO were based on estimates from SNL Financial, and estimated 2006 and 2007 FFO and AFFO for CRP were based on estimates prepared by CRP management. Banc of America Securities then applied a range of selected 2006 and 2007 FFO and AFFO multiples to CRP's estimated 2006 and 2007 FFO and AFFO per share. This analysis indicated the following implied per share equity reference range for CRP, as compared to the per share value of the merger consideration based on the average closing price of HCP common stock for the ten trading days ended April 28, 2006:

FFO/AFFO Period	Implied Per Share Equity Reference Range for CRP	Per Share Value of Merger Consideration
Estimated 2006 AFFO	$9.62 - $11.47	$13.50
Estimated 2007 AFFO	$10.59 - $12.29	$13.50
Estimated 2006 FFO	$12.86 - $14.84	$13.50
Estimated 2007 FFO	$12.97 - $15.04	$13.50

        No company used in this analysis is identical to CRP or its business. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which CRP was compared.

        Selected Precedent Transactions Analysis.    Banc of America Securities reviewed financial information relating to the following eleven selected transactions in the REIT sector, announced in 2005 and 2006.

Date Announced	Acquiror	Target
February 21, 2006	Blackstone Real Estate Advisors	Meristar Hospitality Corporation
February 16, 2006	Morgan Stanley Real Estate / Onex Real Estate / Sawyer Realty Holdings LLC	The Town & Country Trust
February 11, 2006	LBA Realty	Bedford Property Investors, Inc.
December 22, 2005	GE Real Estate	Arden Realty, Inc.
December 7, 2005	CalEast Global Logistics, LLC	Centerpoint Properties Trust
October 24, 2005	Morgan Stanley Real Estate (Prime Property Fund)	AMLI Residential Properties Trust
October 3, 2005	Brandywine Realty Trust	Prentiss Properties Trust
September 6, 2005	DRA Advisors LLC	Capital Automotive REIT
June 17, 2005	DRA Advisors LLC	CRT Properties, Inc.
June 7, 2005	ING Clarion Partners	Gables Residential Trust
June 6, 2005	Prologis	Catellus Development Corporation

        Using publicly available information, Banc of America Securities calculated equity values per share as a multiple of next 12 months AFFO per share, where AFFO was estimated as of the respective dates of announcement of each transaction and based on consensus estimates. Banc of America

Securities then applied a range of selected next 12 months AFFO multiples derived from the selected transactions to corresponding data for CRP. Estimated financial data for the selected transactions were based on public filings and other publicly available information. Estimated financial data for CRP were based on internal estimates prepared by CRP's management. This analysis indicated the following implied per share equity reference range for CRP, as compared to the per share value of the merger consideration based on the average closing price of HCP common stock for the ten trading days ended April 28, 2006:

Implied Per Share Equity Reference Range for CRP	Per Share Value of Merger Consideration
$11.34 - $16.20	$13.50

        No company used in this analysis is identical to CRP or its business. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which CRP was compared.

        Other Factors.    In rendering its opinion, Banc of America Securities also reviewed and considered other factors, including historical trading prices and trading volumes of HCP common stock during the 12 month period ended April 28, 2006.

        Miscellaneous.    As noted above, the discussion set forth above is merely a summary of the material financial analyses presented by Banc of America Securities to CRP's special committee of the board of directors and board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by Banc of America Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Banc of America Securities believes that its analyses and the summary above must be considered as a whole. Banc of America Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Banc of America Securities' analyses and opinion. Banc of America Securities did not assign any specific weight to any of the analyses described above. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

        In performing its analyses, Banc of America Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of CRP. The estimates of the future performance of CRP or HCP provided by the managements of CRP or HCP or otherwise made publicly available by a certain research analyst in or underlying Banc of America Securities' analyses, including, but not limited to, the CRP forecasts, the HCP financial forecasts and the HCP research estimates, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Banc of America Securities' analyses. These analyses were prepared solely as part of Banc of America Securities' analysis of the financial fairness of the merger consideration to be received by the holders of CRP common stock in the merger and were provided to the CRP special committee of the board of directors and board of directors in connection with the delivery of Banc of America Securities' opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Banc of America Securities' view of the actual value of CRP.

        The type and amount of consideration to be received by holders of CRP common stock in the merger were determined through negotiations between CRP and HCP, rather than by any financial advisor, and were approved by the CRP special committee of the board of directors and board of directors. CRP's decision to enter into the merger agreement was solely that of the CRP special committee of the board of directors and board of directors. As described above, Banc of America Securities' opinion and analyses were only one of many factors considered by the CRP special committee of the board of directors and board of directors in making their determination to approve the merger agreement and should not be viewed as determinative of the views of the CRP special committee of the board of directors, board of directors or management with respect to the merger or the merger consideration.

        Banc of America Securities has acted as sole financial advisor to CRP's board of directors in connection with the merger for which services Banc of America Securities has received or will receive customary fees, a portion of which was payable upon CRP's engagement of Banc of America Securities, a portion of which was payable upon the rendering of the opinion and a significant portion of which is contingent upon the completion of the merger. The CRP special committee of the board of directors and board of directors were aware of this fee structure, including the fact that a significant portion of the aggregate fee payable to Banc of America Securities is contingent upon consummation of the merger. CRP has also agreed to reimburse Banc of America Securities for all reasonable expenses, including reasonable fees and disbursements of Banc of America Securities' counsel, incurred in connection with Banc of America Securities' engagement, and to indemnify Banc of America Securities, any controlling person of Banc of America Securities and each of their respective directors, officers, employees, agents, affiliates and representatives against specified liabilities, including liabilities under the federal securities laws.

        Banc of America Securities or its affiliates have provided, and in the future may provide, financial advisory and financing services to CRP, HCP, certain affiliates of CRP and HCP, and certain entities owned or controlled by, or affiliated with, Mr. Seneff, the Chairman of CRP's board of directors and the Chairman of the board of directors and a significant stockholder of the Advisor, and Banc of America Securities or its affiliates have received, and in the future may receive, fees for the rendering of these services, including, among other things, acting as (i) lead arranger, book manager, book runner, administrative agent and lender for certain credit facilities of CRP and certain of its and Mr. Seneff's affiliates, (ii) financial advisor to certain affiliates of CRP and Mr. Seneff in connection with certain acquisitions and dispositions by such affiliates, (iii) provider of acquisition financing to certain affiliates of CRP and Mr. Seneff in connection with certain acquisitions by such affiliates, (iv) lead manager and sole book runner for certain debt and equity offerings by certain affiliates of CRP and Mr. Seneff, (v) co-lead arranger, joint book manager, administrative agent and lender for a credit facility of HCP, (vi) manager for certain debt offerings by HCP and (vii) agent for certain medium term note issuances by HCP. In addition, Bank of America, N.A., an affiliate of Banc of America Securities, has committed to providing a portion of the aggregate principal amount of, and will act as administrative agent under, certain new revolving, term, and bridge facilities to be entered into by HCP before the closing of the merger, the proceeds of which HCP intends to use to finance the merger, for which services Bank of America, N.A. will receive customary fees. In addition, a member of the board of directors of one of Banc of America Securities' affiliates is also a member of the board of directors of HCP. In the ordinary course of its businesses, Banc of America Securities and its affiliates may actively trade the debt or equity securities or loans of CRP, HCP, certain of their respective affiliates and certain entities owned or controlled by, or affiliated with, Mr. Seneff for its own account or for the accounts of customers, and accordingly, Banc of America Securities or its affiliates may at any time hold long or short positions in such securities or loans.

  Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

        On April 14, 2006, CRP retained Houlihan Lokey, on behalf of and to serve as financial advisor to the special committee. In connection with the services contemplated in Houlihan Lokey's engagement with CRP, the special committee requested Houlihan Lokey to provide financial advisory services in connection with the special committee's consideration of the merger and the Advisor merger and render to it a written opinion as to whether the merger consideration to be received by the stockholders of CRP in the merger is fair to them from a financial point of view and as to whether the portion of the aggregate consideration that consists of the Advisor consideration is fair to the stockholders of CRP from a financial point of view.

        The special committee chose to retain Houlihan Lokey to serve as financial advisor to the special committee based upon Houlihan Lokey's experience in the valuation of businesses and their securities in connection with mergers, acquisitions, recapitalizations and similar transactions, particularly with respect to real estate investment trusts and other real estate-related companies, and because of Houlihan Lokey's experience with and knowledge of CRP and the Advisor in connection with discussions between CRP and the Advisor regarding the possible acquisition by CRP of the Advisor in 2005. See "—Background of the Merger." Houlihan Lokey is a nationally recognized investment banking firm that is continually engaged in providing financial advisory services and rendering fairness opinions in connection with mergers and acquisitions, leveraged buyouts, and business and securities valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings and private placements of debt and equity securities.

        On May 1, 2006, Houlihan Lokey delivered its oral opinion to the special committee, which was confirmed by delivery of a written opinion dated May 1, 2006, to the effect that, as of the date of the opinion, on the basis of its analysis summarized below and subject to the limitations described below and in the written opinion, (i) the merger consideration to be received by the stockholders of CRP in the proposed merger is fair to such stockholders from a financial point of view and (ii) the portion of the aggregate consideration (which equals the aggregate amount being paid in connection with the CRP merger and the Advisor merger) being received by the Advisor's stockholders in connection with the Advisor merger is fair to the stockholders of CRP from a financial point of view. Prior to issuance of the written opinion, Houlihan Lokey made a presentation to the special committee in which it outlined its analysis of the proposed transaction and Advisor merger and rendered its oral opinion to the special committee.

        The full text of Houlihan Lokey's opinion, which is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference, describes, among other things, the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Houlihan Lokey in rendering its opinion. The opinion does not constitute a recommendation to the special committee or any of the stockholders on whether or not to support the merger and does not constitute a recommendation to any stockholder on whether or not to vote in favor of or against any matter related to the transaction. The opinion was furnished for the benefit of the special committee in evaluating the merger, and, by its terms, may not be relied upon by any other person without the written consent of Houlihan Lokey, except to the extent required by applicable law. The summary of Houlihan Lokey's opinion in this statement is qualified in its entirety by reference to the full text of its opinion. CRP stockholders are urged to read the opinion carefully and in its entirety.

        As compensation to Houlihan Lokey for its services in connection with the merger, CRP agreed to pay Houlihan Lokey reasonable and customary fees. No portion of the Houlihan Lokey fee or its right to expense is contingent upon the successful completion of the merger, any other related transaction or the conclusions reached in the Houlihan Lokey opinion. In addition, regardless of whether the transaction is consummated, CRP also agreed to indemnify Houlihan Lokey and related persons against certain liabilities, including liabilities under federal securities laws, that arise out of the engagement of Houlihan Lokey, and to reimburse Houlihan Lokey for its reasonable expenses.

        Houlihan Lokey has not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the transaction or any alternatives to the transaction, (b) negotiate the terms of the transaction or (c) advise the board of directors of CRP or the special committee of the board of directors of CRP or any other party with respect to alternatives to the transaction. The opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date thereof. Houlihan Lokey has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw the opinion, or otherwise comment on or consider events occurring after the date of the opinion. Houlihan Lokey has not considered, nor does Houlihan Lokey express any opinion therein with respect to, the prices at which CRP's common stock or HCP's common stock has traded or may trade subsequent to the disclosure or consummation of the transaction. Houlihan Lokey has assumed that HCP's common stock to be issued in the transaction to CRP's common stockholders will be freely tradable and listed on the New York Stock Exchange or any other securities exchange as set forth in the merger agreement.

        Houlihan Lokey was not requested to opine as to, and did not address:

  •
  the underlying business decision of CRP or its security holders or any other party to proceed with or effect the transaction,

  •
  the fairness of any portion or aspect of the transaction not expressly addressed in the opinion,

  •
  the fairness of any portion or aspect of the transaction to the holders of any class of securities, creditors or other constituencies of CRP, or any other party other than those set forth in the opinion,

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  the relative merits of the transaction as compared to any alternative business strategies that might exist for CRP or any other party or the effect of any other transaction in which CRP or any other party might engage,

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  the tax or legal consequences of the transaction to CRP or its security holders or any other party, or

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  whether or not CRP or its security holders or any other party is receiving or paying reasonably equivalent value in the transaction.

Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations have been or will be obtained by CRP and other parties from the appropriate professional sources.

        Furthermore, Houlihan Lokey has not been requested to make, and has not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of CRP, the Advisor, HCP, or Merger Sub, or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey expressed no opinion regarding the liquidation value of any entity. Furthermore, Houlihan Lokey has undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which CRP, the Advisor, Merger Sub or HCP is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which CRP, the Advisor, the Merger Sub or HCP is a party or may be subject. The opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions of claims, outcomes or damages arising out of any such matters.

        In connection with its opinion, Houlihan Lokey undertook such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

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  reviewed CRP's annual report to shareholders on Form 10-K for the fiscal year ended December 31, 2005;

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  reviewed the Advisor's audited financial statements for the fiscal years ended December 31, 2004 and December 31, 2005;

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  reviewed HCP's annual report to shareholders on Form 10-K for the fiscal year ended December 31, 2005;

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  held conversations with representatives of CRP and the Advisor regarding the operations, financial condition, future prospects and projected operations and performance of CRP and the Advisor and regarding the transaction;

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  held conversations with representatives of CRP's counsel regarding CRP, the transaction, and related matters;

  •
  held conversations with the representatives of the Advisor's investment bankers regarding the Advisor, the transaction and related matters;

  •
  reviewed the draft merger agreement by and among the Merger Sub and CRP, dated May 1, 2006;

  •
  reviewed the draft merger agreement by and among HCP and the Advisor dated May 1, 2006;

  •
  reviewed certain offering memoranda pertaining to CRP and the Advisor, respectively;

  •
  held conversations with Banc of America Securities, CRP's financial advisor, regarding CRP's sale process;

  •
  reviewed the fiscal year ended December 31, 2006 budget for the Advisor prepared by the Advisor's management;

  •
  reviewed forecasts and projections prepared by CRP's management with respect to CRP for the fiscal years ending December 31, 2006 through 2010;

  •
  reviewed forecasts and projections prepared by the Advisor's management with respect to the Advisor for the fiscal years ending December 31, 2006 through 2010;

  •
  reviewed financial information prepared by HCP management;

  •
  reviewed the historical market prices and trading volume for HCP's publicly traded securities and those of certain publicly traded companies which it deemed relevant;

  •
  reviewed certain publicly available financial data for certain companies that it deemed relevant and publicly available transaction prices and premiums paid in other change of control transactions that it deemed relevant for companies in related industries to CRP and the Advisor; and

  •
  conducted such other financial studies, analyses and inquiries, as it deemed appropriate.

        Analyses.    The following is a summary of the material financial analyses used by Houlihan Lokey in connection with providing its opinion. This summary is qualified in its entirety by reference to the full text of such opinion, which is attached as Annex C to this proxy statement/prospectus. You are urged to read the full text of the opinion carefully and in its entirety.

        In connection with rendering its opinion, Houlihan Lokey performed certain financial, comparative and other analyses as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances. Such an opinion is not, therefore, readily susceptible to summary description. Furthermore, in arriving at its opinion, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses must be considered as a whole and that consideration of any portion of such analyses and factors, without consideration of all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Houlihan Lokey made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CRP and the Advisor. None of CRP, the Advisor, Houlihan Lokey or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

        The following is a summary of the material financial analyses used by Houlihan Lokey in connection with the delivery of its opinion to the special committee. The financial analyses summarized below were based upon market prices as of April 28, 2006 unless otherwise noted. The financial analyses summarized below include information presented in tabular format. In order fully to understand the financial analyses used by Houlihan Lokey, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Consideration of any portion of such analyses and the factors considered, without consideration of all analyses and factors, could create a misleading or incomplete view of the process underlying the Houlihan Lokey opinion.

        In giving the opinion as to the fairness of the Advisor consideration to the stockholders of CRP from a financial point of view, Houlihan Lokey considered (i) whether the Advisor consideration is less than or within a reasonable range of fair market values of the Advisor, (ii) whether the Advisor consideration relative to the fair market value of the Advisor is less than or approximately equivalent to the merger consideration relative to the fair market value of CRP, and (iii) whether the portion of the aggregate consideration that consists of the Advisor consideration is within the range indicated by other transactions that Houlihan Lokey deemed relevant to its opinion. These considerations are not intended for any purpose (whether legal or otherwise) other than setting forth the scope of the opinion.

        In its May 1, 2006 presentation, Houlihan Lokey separately evaluated CRP and the Advisor. The information set forth below under "—CRP Valuation" summarizes Houlihan Lokey's evaluation and analysis of only CRP. The evaluation and analysis of the Advisor is set forth below under "—The Advisor Analysis."

        CRP Valuation.    In order to determine the fairness of the consideration from a financial point of view to CRP's stockholders, Houlihan Lokey determined a range of values of CRP's common stock. In order to determine such range of values for CRP's common stock, Houlihan Lokey used the following valuation methodologies: market multiple approach, a discounted cash flow approach, sum of the parts approach and dividend yield approach.

        Market Multiple Approach.    The market multiple approach is a valuation approach in which the value of a company is determined based upon the trading multiples of comparable publicly traded companies. This approach involved the determination of a level of earnings before interest, taxes, depreciation and amortization, or EBITDA, funds from operations, or FFO, and adjusted funds from operations, or AFFO, which were considered to be representative of CRP's future performance, and capitalizing these figures by a risk-adjusted multiple.

        Houlihan Lokey reviewed certain financial, operating and stock market information of comparable publicly traded real estate investment companies selected solely by Houlihan Lokey. The comparable public companies included two types of real estate investment trusts, or REITs—healthcare REITs and medical office building REITs. The healthcare REIT companies consisted of Health Care Property Investors, Inc., Health Care REIT Inc., Healthcare Realty Trust and Ventas Inc. and the medical office building REIT companies consisted of HRPT Properties Trust, Universal Health Realty Income Trust and Windrose Medical Properties Trust.

        Houlihan Lokey calculated certain financial ratios of the comparable companies based on the most recent publicly available information, including multiples of: (1) net operating income (NOI) to total enterprise value (TEV, which is defined as an entity's market value of equity, plus the book value of its existing debt and preferred stock, less cash and cash equivalents) for the latest twelve months for which information was publicly available (LTM); (2) market value of equity (MVE) to FFO for the LTM and for projected 2006 based on publicly available estimates and equity analysts reports, and (3) MVE to AFFO. Houlihan Lokey reviewed market capitalization rate data for recent REIT transactions, the implied capitalization rates of the healthcare REITs and medical office REITs, with median capitalization rates of 6.2 percent, 6.0 percent and 7.2 percent respectively. For the comparable companies, Houlihan Lokey's analysis showed that the multiples exhibited FFO and AFFO were as follows:

Comparable Companies' Multiples	MVE/FFO LTM (2005)	MVE/FFO (2006)	MVE/AFFO (2006)	Implied Capitalization Rates
Healthcare REITs
Low	12.8x	11.5x	12.7x	5.77%
High	18.3x	15.8x	16.0x	7.16%
Mean	15.9x	14.0x	14.7x	6.25%
Median	16.3x	14.4x	15.0x	6.04%
Medical Office Building REITs
Low	9.4x	8.8x	14.7x	4.19%
High	19.0x	9.9x	18.2x	7.93%
Mean	13.9x	9.4x	16.4x	6.43%
Median	13.4x	9.4x	16.4x	7.19%

        Houlihan Lokey derived MVE indications for CRP by applying selected LTM NOI, FFO and AFFO multiples to estimated operating results provided by CRP for the 12-month period ended December 31, 2005 and the projected 12-month period ending December 31, 2006. Based on the above, the resulting indications of the MVE of CRP operations range from approximately $3.08 billion to $3.46 billion, or approximately $11.66 to $13.10 per share.

        Due to the inherent differences between the business, operations and prospects of CRP and the businesses, operations and prospects of each of the companies included in the comparable company analysis, Houlihan Lokey believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis and, accordingly, also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of CRP and the companies included in the comparable company analysis that would affect the public trading values of each.

        Overall, this methodology yielded a MVE range of $3.08 billion to $3.46 billion, or approximately $11.66 to $13.10 per share.

        Leveraged Discounted Cash Flow Approach.    Houlihan Lokey performed a leveraged discounted cash flow analysis based upon forecasts prepared by CRP for fiscal years 2006 through 2009. Houlihan Lokey discounted to present value the projected stream of the leveraged cash flows, defined as EBITDA less interest and principal payments as adjusted for certain projected non-cash items (such as straight-line rent adjustments, depreciation and amortization), and projected capital expenditures. Houlihan Lokey calculated the net present value of cash flows for the projected periods using discount rates of 9.00 percent to 13.00 percent (using 11.0 percent as the midpoint). The terminal value was calculated based upon exit capitalization rates of 8.0 percent to 9.0 percent and was discounted to a present value based upon the same range of discount rates.

        Based on the above, Houlihan Lokey calculated MVE indications in the range of $3.13 billion to $3.82 billion, or approximately $11.85 to $14.46 per share.

        Sum of the Parts Approach.    Houlihan Lokey performed a sum of the parts approach using a direct capitalization methodology. Houlihan Lokey used forecasts of net operating income associated with the senior housing properties and forecasts of net operating income associated with the medical office properties prepared by CRP. For the senior housing portfolio, Houlihan Lokey reviewed market capitalization rate data for triple net lease transactions, recent REIT transactions and the implied capitalization rates of the healthcare REITs, with mean capitalization rates of 7.7 percent, 6.2 percent and 6.3 percent respectively. Houlihan Lokey applied capitalization rates ranging from 6.5 percent and 7.5 percent to the twelve months ended December 31, 2005 NOI and from 6.75 percent to 7.75 percent for the twelve month period ended December 31, 2006 NOI. For the medical office portfolio, Houlihan Lokey reviewed market capitalization rate data for central business district (CBD) office transactions, suburban office transactions, recent REIT transactions and the implied capitalization rates of the medical office REITs, with mean capitalization rates of 7.4 percent, 8.0 percent, 6.2 percent and 6.4 percent respectively. Houlihan Lokey applied capitalization rates ranging from 8.0 percent and 8.5 percent to the twelve months ended December 31, 2005 NOI and from 8.25 percent to 8.75 percent for the twelve month period ended December 31, 2006 NOI.

        The sum of the senior housing and medical office net asset valuation ranges, less an adjustment for corporate general and administrative expenses, yielded a range of MVE of $3.02 billion to $3.63 billion, or approximately $11.43 to $13.74 per share.

        Dividend Yield Approach.    Under the dividend yield approach, Houlihan Lokey observed the dividend yields of the comparable healthcare REITs and medical office building REITs described above under "—Market Multiple Approach" as well as the current yields of eleven publicly-traded real estate limited partnerships. The comparable company dividend yields ranged from 4.8 percent to 7.7 percent with mean and median yields of 6.6 percent and 7.0 percent respectively. The limited partnership current yields ranged from 2.6 percent to 10.0 percent with mean and median yields of 6.5 percent and 7.7 percent respectively. Houlihan Lokey applied selected market yields of 6.5 percent and 7.0 percent to our stated annual dividend to derive an implied MVE indication.

        Overall, the dividend yield approach produced an implied MVE range of $2.68 billion to $2.89 billion, or approximately $10.15 to $10.94 per share.

        The Advisor Analysis.    In giving the opinion as to the fairness of the Advisor consideration to the stockholders of CRP from a financial point of view, Houlihan Lokey considered (i) whether the Advisor consideration is less than or within a reasonable range of fair market values of the Advisor, (ii) whether the Advisor consideration relative to the fair market value of the Advisor is less than or approximately equivalent to the merger consideration relative to the fair market value of CRP, and (iii) whether the portion of the aggregate consideration that consists of the Advisor consideration is within the range indicated by other transactions that Houlihan Lokey deemed relevant to its opinion.

These considerations are not intended for any purpose (whether legal or otherwise) other than setting forth the scope of the opinion.

        In its analysis of the Advisor, as described above, Houlihan Lokey used the following valuation methodologies: market multiple approach, assets under management approach, comparable transactions approach, and comparative analysis.

        Market Multiple Approach.    As stated above under "—CRP Valuation", the market multiple approach is a valuation approach in which the value of a company is determined based upon the trading multiples of comparable publicly traded companies. Houlihan Lokey reviewed certain financial, operating and stock market information of comparable publicly traded real estate services, management and development companies and financial advisory companies. The comparable real estate services, management and development companies consisted of Grubb & Ellis Co., Jones Lang Lasalle Inc., and Trammell Crow Co. and the financial advisory companies consisted of Franklin Resources Inc., Nuveen Investments, Marsh & McLennan Cos., and T. Rowe Price Group.

        Houlihan Lokey calculated certain financial ratios of the comparable companies based on the most recent publicly available information, including multiples of: (1) enterprise value (EV) to EBITDA for the 12-month period ended December 31, 2005 and (2) EV to EBITDA for the projected 12-month period ending December 31, 2006. Enterprise value was calculated by adding an entity's market value of equity, plus the book value of its existing debt and preferred stock, less cash and cash equivalents. The comparable companies exhibited the following ranges:

Comparable Companies' Multiples	EV/EBITDA FYE	EV/EBITDA LTM	EV/EBITDA NFY
Real Estate Services, Management and Development Companies
Low	15.4x	13.1x	13.2x
High	17.7x	17.7x	16.2x
Mean	16.2x	15.4x	14.7x
Median	15.6x	15.6x	14.7x
Financial Advisory Companies
Low	14.3x	13.4x	9.2x
High	15.2x	15.2x	13.6x
Mean	14.9x	14.7x	11.6x
Median	15.1x	15.1x	11.8x

        Houlihan Lokey derived EV indications for the Advisor by applying EBITDA multiples to operating results for the 12-month period ended December 31, 2005 and the budgeted next fiscal year 2006 operating results. Houlihan Lokey applied EBITDA multiples ranging from 7.0x to 8.0x to the portion of EBITDA related to asset management activities and applied EBITDA multiples ranging from 4.0x to 6.0x to the portion of EBITDA related to acquisition and other activities. Due to the inherent differences between the business, operations and prospects of CRP and the businesses, operations and prospects of each of the companies included in the comparable company analysis, Houlihan Lokey believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis and, accordingly, also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of CRP and the companies included in the comparable company analysis that would affect the public trading values of each.

        Based on the above, the resulting Advisor indications of EV and MVE range between $110 million to $130 million.

        Assets Under Management Approach.    Similar to the market multiple approach, Houlihan Lokey reviewed the percentage of EV to assets under management (AUM) of approximately thirteen publicly traded mutual fund companies as shown below. The EV to AUM ranged from 1.9 percent to 7.2 percent, with a mean and median of 3.7 percent and 3.4 percent respectively. Houlihan Lokey applied a range of 3.0 percent to 4.0 percent to CRP's assets of approximately $3.7 billion as of March 31, 2006.

        Overall, the assets under management approach yielded an EV and MVE range of $110 million to $150 million.

Company	Ticker	Enterprise Value	Asset Under Management(1)
		($ in millions)	($ in millions)
Affiliated Managers Grp Inc	AMG	$4,391,608	$184,300,000
Bkf Capital Group Inc	BKF	42,366	4,502,000
Blackrock Inc	BLK	8,931,323	452,682,000
Eaton Vance Corp	EV	3,450,872	108,500,000
Franklin Resources Inc	BEN	21,217,800	453,100,000
Gabelli Asset Mgmt Inc	GBL	1,239,259	26,800,000
Janus Capital Group Inc	JNS	4,573,411	148,500,000
Mellon Financial Corp	MEL	14,878,408	781,000,000
Nuveen Investments	JNC	4,314,687	136,117,000
Price (T Rowe) Group	TROW	9,862,329	269,500,000
U S Global Invs Inc	GROW	127,357	1,773,000
Waddell & Reed Finl Inc	WDR	1,909,640	41,863,000
Cohen & Steers, Inc	CNS	897,899	20,491,000

(1)
Source: Latest Annual SEC filings

        Comparable Transaction Approach KWN.    Houlihan Lokey calculated the merger consideration as a percentage of aggregate consideration and Advisor consideration as a percentage of aggregate consideration and compared the indicated allocation range to be received by the Advisor to consideration paid to advisors as a percentage of acquiror's total stock of selected REITs and other real estate companies from 1995 through 2004 including the following:

Date	Target	Acquiror
September 10, 2004	Inland Retail Advisory Services	Inland Retail Real Estate Trust
November 7, 2003	Related Capital Company	CharterMac
October 1, 2003	Cedar Bay Realty Advisors, Inc.	Cedar Shopping Centers, Inc.
June 28, 2000	Carey Management LLC	W.P. Carey & Co., Inc.
March 31, 2000	Inland Real Estate Advisory Services	Inland Real Estate Corporation
June 16, 1999	Starwood Financial Advisors	Starwood Financial Trust
November 14, 1997	Captec Net Lease Realty Advisors, Inc.	Captec Net Lease Realty
September 9, 1997	Security Capital Group	Prologis
September 9, 1997	Security Capital Group	Archstone Communities Trust
September 9, 1997	Financial Asset Management LLC	Asset Investors Corporation
July 1, 1997	Countrywide Asset Management LLC	IndyMac Mortgage Holdings, Inc.
May 15, 1997	CNL Realty Advisors	Commercial Net Lease Realty
May 14, 1997	Managing General Partner	U.S. Restaurant Properties
February 28, 1997	Berkshire Realty Advisors	Berkshire Realty Company, Inc.
August 1, 1996	Lexford Properties	Cardinal Realty Services
August 17, 1995	R.I.C. Advisors	Realty Income
January 1, 1995	R.M. Bradley & Co., Inc.	Bradley Real Estate, Inc.

The Advisor consideration as a percentage of aggregate consideration ranged from 3.3 percent to 3.4 percent. Comparable transactions yielded percentages ranging from 3.4 percent to 23.7 percent, with a median of 6.2 percent and a mean of 8.8 percent.

        Comparative Analysis.    Houlihan Lokey noted that the Advisor consideration was less than the indicated fair market value ranges observed for the Advisor, whereas the merger consideration was generally within or above the indicated fair market value ranges observed for CRP.

        HCP Public Trading Analysis.    Houlihan Lokey analyzed the historical market prices and trading volume for HCP's publicly held common stock and reviewed news articles and press releases relating to HCP. Houlihan Lokey noted that HCP's common stock traded on the New York Stock Exchange at a weighted average price in the range of $24.44 per share to $28.81 per share for the 52-week period prior to and through April 28, 2006. It also observed that HCP's common stock closed at a price of $27.42 on April 28, 2006. In addition, Houlihan Lokey noted that HCP's stock benefits from institutional and retail ownership, strong analyst following and trading characteristics that are similar to trading in the stock of its peer companies. Houlihan Lokey reviewed estimated future earnings for HCP found in publicly available equity analyst reports. Houlihan Lokey found no evidence suggesting that the price indicated by the public market failed to reflect the fair market value of HCP. However, Houlihan Lokey noted that because the market lacked complete information with respect to the transaction, the pre-announcement public price of HCP's stock may not have reflected full information.

Other Considerations.

        In connection with its review, Houlihan Lokey also noted that under the terms of the advisory agreement between CRP and the Advisor, if the Advisor were not acquired by HCP in connection with the acquisition of CRP and thereafter the advisory agreement were terminated, the Advisor could, subject to the terms and conditions of such agreement, have been entitled to receive a substantial performance fee.

        Determination of Fairness.    Based upon and subject to the foregoing, and in reliance thereon, it is Houlihan Lokey's opinion that, as of May 1, 2006, (i) the merger consideration to be received by the stockholders of CRP in the proposed merger is fair to such stockholders from a financial point of view and (ii) the portion of the aggregate consideration (which equals the aggregate amount being paid in connection with the CRP merger and the Advisor merger) being received by the Advisor's stockholders in connection with the Advisor merger is fair to the stockholders of CRP from a financial point of view.

        Assumptions.    In arriving at its opinion, Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of CRP and the Advisor advised Houlihan Lokey, and Houlihan Lokey assumed, without independent verification, that the financial forecasts and projections (including without limitation any synergies) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial results and condition of CRP and the Advisor, and Houlihan Lokey expressed no opinion with respect to such forecasts and projections or the assumptions on which they are based. Houlihan Lokey relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of CRP, or the Advisor, or Merger Sub and HCP since the date of the most recent financial statements provided to it, and that there is no information or facts that would make the information reviewed by it incomplete or misleading. Houlihan Lokey also assumed that neither CRP, the Advisor, Merger Sub nor HCP is a party to any material pending transaction, including, without limitation, any external financing, recapitalization, acquisition or merger, divestiture or spin-off (other than the transaction and the Advisor merger).

        In connection with its review, Houlihan Lokey considered financial forecasts and projections prepared by the management of CRP and the Advisor. Houlihan Lokey has relied upon and assumed, without independent verification, that the financial forecasts and projections have been prepared on bases reflecting both CRP's and the Advisor's good faith estimates and judgments of the future financial results and condition of CRP and the Advisor, and Houlihan Lokey expresses no opinion with respect to such forecasts and projections or the assumptions on which they are based. The financial forecasts and projections were prepared under market conditions as they existed as of the latter part of December 2005 and neither CRP's nor the Advisor's management intends to provide Houlihan Lokey with any updated or revised financial forecasts or projections. The financial forecasts and projections do not take into account any circumstances or events occurring after the date they were prepared. In addition, factors such as industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of CRP and the Advisor, may cause the financial forecasts or projections or the assumptions underlying such forecasts or projections to be inaccurate. As a result, the financial forecasts and projections may not be relied upon as necessarily indicative of future results. For purposes of the opinion, Houlihan Lokey has assumed that both CRP and the Advisor will perform, in all material respects, in accordance with such forecasts and projections for all periods specified therein. Changes to such forecasts or projections could affect the Houlihan Lokey opinion.

        Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the merger agreement, the Advisor agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the transaction will be satisfied without waiver thereof and (d) the transaction will be consummated in a timely manner in accordance with the terms described in the agreements provided to Houlihan Lokey, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). Houlihan Lokey also relied upon and assumed, without independent verification, that all governmental, regulatory, and other consents and approvals necessary for the consummation of the transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the assets of CRP, or the Advisor, or Merger Sub or HCP, or otherwise have an adverse effect on CRP, or the Advisor, or Merger Sub or HCP, or the expected benefits of the transaction. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final forms of the draft documents identified above would not differ in any material respect from such draft documents.

Interests of CRP's Directors and Executive Officers in the Merger

        In considering the recommendation of CRP's board of directors and special committee with respect to the merger agreement, CRP's stockholders should be aware that some of CRP's executive officers and directors have interests in the merger and have arrangements that are different from, or in addition to, those of CRP stockholders generally. The CRP board of directors and the special committee were aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that CRP stockholders vote in favor of approving the merger.

  Advisor Merger

        As described in "The Merger Agreement—Acquisition of CNL Retirement Corp.," HCP proposes to acquire the Advisor for 4,378,923 shares of HCP common stock, which was valued at approximately $120 million at the time of execution of the Advisor merger agreement. The execution of the Advisor merger agreement was the culmination of an auction process, separate and apart from the auction process conducted by CRP, in which the Advisor and its stockholders, assisted by independent financial and legal advisors, solicited bids from third parties with respect to the sale of the Advisor. The closing of the Advisor merger is subject to customary conditions and to the consummation of the CRP merger.

        At the closing of the Advisor merger, each share of Advisor common stock will be automatically converted into the right to receive approximately 2,160.18 shares of HCP common stock. The chart below identifies each director or executive officer (and affiliates thereof) of CRP that will be entitled to receive merger consideration upon consummation of the Advisor merger, and the pro rata percentage of such merger consideration that each is entitled to receive:

Stockholder of Advisor	Pro Rata Percentage	Value of Merger Consideration*
CNL Real Estate Group, Inc.**	49.33%
James M. Seneff, Jr.	11.02%
James M. Seneff, Jr. 2006 GRAT No. 1 Dated April 20, 2006	4.98%
Robert A. Bourne	16.00%
Phillip M. Anderson	3.00%
Stuart J. Beebe	3.00%
Clark Hettinga	1.67%
Sharon A. Yester	1.67%
Total	90.67%

*
Value based upon HCP common stock as of                        , 2006.

**
CNL Real Estate Group, Inc. is a wholly owned subsidiary of CNL Financial Group, Inc. CNL Financial Group, Inc. is a wholly owned subsidiary of CNL Holdings, Inc., which is controlled and primarily owned jointly by Mr. Seneff and his wife.

        In addition, the common stock held by certain executives of the Advisor is subject to a purchase option in favor of CNL Real Estate Group, Inc., or CREG, which lapses over four years from December 31, 2005, and which is exercisable upon the occurrence of certain terminations of employment by the executives for all the executives other than Mr. Seneff, whose purchase option is triggered upon a violation of the confidentiality, non-disparagement and non-interference provisions of the Advisor merger agreement. Upon the close of the Advisor merger, this purchase option will terminate and the shares held by such officers to the extent not previously vested will vest in full.

        In addition to the merger consideration payable to the foregoing stockholders pursuant to the Advisor merger agreement, at the closing of the Advisor merger:

  •
  Tower II Office Space.    HCP will reimburse CNL Financial Group, Inc., or CFG, a wholly owned subsidiary of CNL Holdings, Inc., which is controlled and primarily owned jointly by Mr. Seneff and his wife, for its out-of-pocket expenses in connection with (i) the purchase by CFG of the Advisor's furniture, fixtures and equipment for the CNL Tower II office space located at 420 South Orange Avenue, Orlando, Florida and (ii) amounts paid by CFG to the landlord under the Tower II lease for the cost of improvements to the Tower II office space that are in excess of the tenant improvement allowance under such lease, in an amount not to exceed, with respect to (i) and (ii), $3 million in the aggregate; and

  •
  Stifel Nicolaus Fee.    HCP will pay (or reimburse CFG) for the fees and expenses of Stifel Nicolaus & Company, Incorporated, for financial advisory services with respect to the Advisor merger, in an amount not to exceed $1 million, plus reimbursement of expenses.

  Employment Agreements

        Certain executive officers of CRP have employment agreements with the Advisor that entitle them to payments upon a termination of employment, including in connection with a change in control of the Advisor. Under the employment agreements for each of Messrs. Anderson, Beebe and Hettinga and Ms. Yester, each of them will receive severance payments upon a termination by the Advisor without "cause" or a termination by the executive with "good reason," including if, in connection with the Advisor merger, each executive is not offered employment with HCP with a base salary, annual bonus formula and severance pay equal to those in each of their current employment agreements with the Advisor and long term compensation at least comparable to the long term compensation provided to executives with similar positions and duties at companies comparable to CRP and the Advisor. Upon a termination for cause or good reason, each executive will receive severance, payable in monthly installments over 24 months (subject to any delay required under Section 409A of the Code), equal to two times the sum of (a) the executive's base salary as of the termination date, (b) the executive's average annual bonus for 2005 and 2006, with the amount for 2006 being annualized and any special bonus paid in 2005 excluded. In addition, each executive will receive reimbursement of medical premiums under COBRA for up to 18 months and payment of a pro rata portion of the executive's annual bonus for the year of termination.

        The amount of the cash severance payable to each officer is listed in the table below:

Name	Amount of Cash Severance
Phillip M. Anderson	$1,725,000
Stuart J. Beebe	$2,250,000
Clark Hettinga	$1,515,000
Sharon A. Yester	$1,140,000

  Indemnification and Insurance

        For six years after the effective time of the merger, HCP has agreed to maintain the current directors' and officers' liability insurance policies maintained by CRP. In addition, for the same six-year period, HCP has agreed to indemnify and hold harmless all past and present directors and officers of CRP and its subsidiaries in their capacities as such against all costs, expenses (including attorney's fees), judgments, fines, penalties, losses, claims, damages, liabilities and settlement amounts to the fullest extent such persons would be entitled to such indemnification under applicable law or any applicable indemnification agreement in effect on the date of the merger agreement.

  Additional Compensation

        On May 2, 2006, CREG entered into agreements with Messrs. Anderson, Beebe and Hettinga and Ms. Yester. Under the agreements, the executives are entitled to receive, among other things, payments from CREG in amounts valued at up to $750,000 for Mr. Anderson, $3,000,000 for Mr. Beebe, $2,000,000 for Mr. Hettinga and $250,000 for Ms. Yester, in each case in three equal installments on the close of the Advisor merger, and on or about January 1, 2007 and January 1, 2008.

  Other

        HCP anticipates entering into a transition services agreement with CREG or one of its affiliates prior to the closing pursuant to which HCP will pay such entity for services to be specified for a limited transaction period. CREG is a wholly owned subsidiary of CNL Financial Group, Inc. CNL Financial Group, Inc. is a wholly owned subsidiary of CNL Holdings, Inc. which is controlled and primarily owned by the Chairman of the Board of CRP, Mr. Seneff, and his wife. In addition, the parties have put in place a retention program with respect to the Advisor's employees, including certain of CRP's executive officers (other than the four executive officers named above under "Employment Agreements"); the aggregate amount payable under such program with respect to all employees will not exceed $3.8 million.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth, as of June 15, 2006, the number and percentage of outstanding shares beneficially owned by all persons known by CRP to own beneficially more than 5% of its common stock, by each director and nominee, by each executive officer and by all executive officers and directors as a group, based upon information furnished to CRP by such stockholders, officers and directors. The address of the named officers and directors is CNL Center II at City Commons, 420 South Orange Avenue, Suite 500, Orlando, Florida 32801.

Name and Address Of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Shares
James M. Seneff, Jr.	20,000	(1)	(2)
Robert A. Bourne	—		—
David W. Dunbar	—		—
James W. Duncan, Jr.	—		—
Edward A. Moses	—		—
Phillip M. Anderson, Jr.	1,377		(2)
Clark Hettinga	—		—
Stuart J. Beebe	—		—
Lynn Gutierrez	—		—
All directors and executive officers as a group (9 persons)	21,377		(2)

(1)
Represents shares held by the Advisor, of which Mr. Seneff is a director. Mr. Seneff and his wife share majority beneficial ownership of the Advisor through their ownership of CNL Holdings, Inc. The Advisor is an indirectly majority owned subsidiary of CNL Holdings, Inc.

(2)
Less than 1%.

HCP's Reasons for the Merger

        In the course of reaching its decision to approve the merger agreement and the issuance of shares of HCP common stock to CRP stockholders, HCP's board of directors considered and reviewed with senior management and outside financial and legal advisors a significant amount of information and factors relevant to the merger, including its strategic plan. HCP's board of directors determined that the merger would significantly advance HCP's strategic plan and that the proposed merger is in the best interests of HCP and its stockholders. HCP's board of directors carefully considered many potentially positive factors in its deliberations.

        The HCP board of directors did not assign any specific or relative weight to the information it reviewed in the course of its consideration. HCP's board of directors unanimously approved the merger proposal and the issuance of the necessary stock.

Accounting Treatment of the Merger

        The merger, which is structured as a forward subsidiary merger in which CRP will merge with and into a wholly-owned subsidiary of HCP, will be accounted for using the purchase method of accounting, with HCP treated as the acquiror. Under this method of accounting, CRP's assets and liabilities will be recorded by HCP at their respective fair values as of the closing date of the merger and added to those of HCP. Financial statements of HCP issued after the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of CRP prior to the merger. The results of operations of CRP will be included in the results of operations of HCP beginning on the effective date of the merger.

Merger Financing

        HCP intends to finance the estimated $2.99 billion in merger costs, including the approximately $2.94 billion cash portion of the consideration payable to CRP stockholders, under new revolving, term and bridge facilities to be entered into by HCP before the closing of the merger providing for aggregate borrowings of up to $3.9 billion. HCP has received executed commitments from Bank of America, N.A., UBS Loan Finance LLC, Barclays Bank and JPMorgan Chase Bank, N.A. for the entire principal amount of such financing. Bank of America will act as administrative agent under the facilities. All of HCP's domestic subsidiaries will guarantee any outstanding obligations under the facilities. The bridge commitment provides for a 364 day facility and the term commitment and revolving commitment for two and three year terms, respectively, with interest rates varying depending on HCP's credit ratings. The facilities will contain covenants and events of default substantially similar to those contained in HCP's existing credit agreement. In addition, the facilities will require HCP to comply with leverage ratios, a secured debt ratio, a fixed charge coverage ratio and a minimum net worth test. Obtaining such financing is not a condition to the consummation of the transactions contemplated by the merger agreement, including the merger.

Regulatory Approvals Required for the Merger

        HCP and CRP are not aware of any significant governmental approvals that are required for consummation of the merger. If any approval or action is required, it is presently contemplated that HCP and CRP would seek to obtain such approval. There can be no assurance that any approvals, if required, will be obtained.

Conversion of Shares; Exchange of Certificates; Dividends; Withholding

        The conversion of shares of CRP common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. The exchange agent will, at or promptly after the effective time of the merger, exchange CRP shares for the merger consideration to be received in the merger pursuant to the terms of the merger agreement.

        Promptly (but in no event later than five business days) after the effective time of the merger, the exchange agent will send a letter of transmittal to those persons who were record holders of shares of CRP common stock at the effective time of the merger. This mailing will contain instructions on how to surrender CRP shares in exchange for the merger consideration the holder is entitled to receive under the merger agreement. When you deliver to the exchange agent your properly completed letter of transmittal and any other required documents (including your CRP stock certificate(s) if you hold your shares in certificated form), your shares will be cancelled and you will be entitled to receive the merger consideration.

        IF YOU HOLD YOUR SHARES IN CERTIFICATED FORM, DO NOT SUBMIT YOUR CRP STOCK CERTIFICATES FOR EXCHANGE UNTIL YOU RECEIVE THE TRANSMITTAL INSTRUCTIONS AND LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

        If a certificate for CRP common stock has been lost, stolen or destroyed, the exchange agent will issue the applicable merger consideration properly payable under the merger agreement upon compliance by the applicable stockholder with the replacement requirements established by HCP.

        No fractional shares of HCP common stock will be issued in the merger. Instead of fractional shares, CRP stockholders will receive cash in an amount determined by multiplying the fractional interest to which such holder would otherwise be entitled by the weighted average of the per share closing prices of HCP common stock on the NYSE Composite Transactions Reporting System during the ten consecutive trading days ending two days prior to the effective time of the merger.

        Until shares of CRP common stock are surrendered for exchange, any dividends or other distributions declared after the effective time of the merger with respect to shares of HCP common stock into which CRP shares may have been converted will accrue but will not be paid. HCP will pay to former CRP stockholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their shares. After the effective time of the merger, there will be no transfers on the stock transfer books of CRP of any CRP shares. If shares of CRP common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the applicable merger consideration into which such shares have been converted pursuant to the merger agreement.

        HCP or the exchange agent will be entitled to deduct and withhold from the merger consideration otherwise payable to any CRP stockholder the amounts it is required to deduct and withhold under the Code or any provision of any federal, state, local or foreign tax law. To the extent that HCP or the exchange agent withholds any amounts and pays over such amounts to the appropriate taxing authority, these amounts will be treated for all purposes of the merger as having been paid to the stockholders in respect of whom such deduction and withholding were made.

Appraisal Rights

        If the merger is completed, CRP stockholders who do not vote for the approval of the merger and who otherwise comply with the provisions of Sections 3-201 et seq. of the Maryland General Corporation Law summarized below will be entitled to petition the Circuit Court for Baltimore City, Maryland, for an appraisal of the "fair value" of their shares of CRP common stock.

        To perfect their appraisal rights, CRP stockholders must strictly comply with the procedures in Sections 3-201 et seq. of the Maryland General Corporation Law. Failure to strictly comply with these procedures will result in the loss of appraisal rights.

        Under the Maryland General Corporation Law, each holder of shares of CRP common stock will be entitled to demand and receive payment of the fair value of the holder's shares in cash, if the holder:

  •
  before or at the special meeting, files with CRP a written objection to the merger,

  •
  does not vote in favor of the merger, and

  •
  within 20 days after articles of merger have been accepted for record by the State Department of Assessments and Taxation of the State of Maryland, makes written demand on the surviving corporation for payment of his or her shares, stating the number and class of shares for which payment is demanded.

        Any written objection should be sent to CRP. Any stockholder who fails to comply with all of the requirements described above will be bound by the terms of the merger. A demand for payment may be withdrawn only with the consent of the surviving corporation. Fair value will be determined as of the close of business on the date of the stockholders' vote on the merger.

        The surviving corporation will promptly deliver or mail to each objecting stockholder, by certified mail, return receipt requested, written notice of the date of acceptance of the articles of merger for record by the State Department of Assessments and Taxation of the State of Maryland. The surviving corporation may also deliver or mail to each objecting stockholder a written offer to pay for his or her stock at a price deemed by the surviving corporation to be the stock's fair value, accompanied by certain financial information. Within 50 days after acceptance of the articles of merger for record by the State Department of Assessments and Taxation of the State of Maryland, either the surviving corporation or any objecting stockholder who has not received payment for his or her shares may petition the Circuit Court for Baltimore City, Maryland, for an appraisal to determine the fair value of the shares. If the court finds that an objecting stockholder is entitled to appraisal of his or her stock, the court will appoint three disinterested appraisers to determine the fair value of the shares on terms and conditions the court determines proper, and the appraisers will, within 60 days after appointment (or a longer period as the court may direct) file with the court and mail to each party to the proceeding their report stating their conclusion as to the fair value of the shares. Within 15 days after the filing of the report, any party may object to the report and request a hearing on the matter. The court will, upon motion of any party, enter an order either confirming, modifying or rejecting the report and, if confirmed or modified, enter judgment directing the time within which payment must be made. If the appraisers' report is rejected, the court may determine the fair value of the shares of the objecting stockholders or may remit the proceeding to the same or other appraisers. Any judgment entered pursuant to a court proceeding will include interest from the date of the stockholders' vote on the action to which objection was made, unless the court finds that the stockholder's refusal to accept a written offer to purchase the stock made by the surviving corporation as described above was arbitrary and vexatious or not in good faith. Costs of the proceeding (not including attorneys' fees) will be determined by the court and will be assessed against the surviving corporation or, if the court finds that the failure of the stockholder to accept the surviving corporation's offer for the stock was arbitrary and vexatious or not in good faith, against the objecting stockholder, or against both.

        At any time after the filing of a petition for appraisal, the court may require any objecting stockholder party to the proceeding to submit his or her certificates representing shares to the clerk of the court for notation of the pendency of the appraisal proceedings. To receive payment, whether by agreement with the surviving corporation or pursuant to a judgment, the stockholder must surrender the stock certificates indorsed in blank and in proper form for transfer. A stockholder demanding payment for shares will not have the right to receive any dividends or distributions payable to holders of record of that stock after the close of business on the date of the stockholders' vote and will cease to have any rights as a stockholder with respect to the shares except the right to receive payment of the fair value of the shares. The stockholder's rights may be restored only upon the withdrawal, with the consent of the surviving corporation, of the demand for payment, the failure of either party to file a petition for appraisal within the time required, a determination of the court that the stockholder is not entitled to an appraisal, or the abandonment or rescission of the merger.

        This summary of the rights of dissenting stockholders does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their dissenters' rights. The preservation and exercise of dissenters' rights are conditioned on strict adherence to the applicable provisions of the Maryland General Corporation Law. Each stockholder desiring to exercise dissenters' rights should refer to Sections 3-201 et seq., entitled "Rights of Objecting Stockholders," of the Maryland General Corporation Law, a copy of which is attached as Annex D to this proxy statement/prospectus, for a complete statement of the stockholder's rights and the steps which must be followed in connection with the exercise of those rights.

ALL WRITTEN DEMANDS FOR APPRAISAL MUST BE MAILED OR DELIVERED TO:

Ocean Acquisition 1, Inc.
c/o
Health Care Property Investors, Inc.
3760 Kilroy Airport Way, Suite 300
Long Beach, California 90806
Attention: Corporate Secretary

Restrictions on Sales of Shares By Affiliates of CRP

        The shares of HCP common stock to be issued in connection with the merger will be registered under the Securities Act of 1933, as amended, and will be freely transferable under the Securities Act, except for shares of HCP common stock issued to any person who is deemed to be an "affiliate" of CRP at the time of the special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by or are under the common control of CRP and may include CRP's executive officers, directors and significant stockholders. Affiliates may not sell their shares of HCP common stock acquired in connection with the merger except pursuant to:

  •
  an effective registration statement under the Securities Act covering the resale of those shares;

  •
  an exemption under paragraph (d) of Rule 145 under the Securities Act; or

  •
  any other applicable exemption under the Securities Act.

        CRP has agreed to deliver to HCP a letter agreement executed by each of its affiliates prior to the closing of the merger, pursuant to which these affiliates will agree, among other things, not to transfer any shares of HCP common stock received in the merger except in compliance with the Securities Act. This proxy statement/prospectus does not cover resales of HCP common stock received in the merger by affiliates of CRP.

Stock Exchange Listings

        HCP has agreed to use its reasonable best efforts to cause the shares of HCP common stock to be issued in connection with the merger to be approved for listing on the NYSE prior to the effective time of the merger. It is a condition to the consummation of the merger that such shares be approved for listing on the NYSE, subject to official notice of issuance. Following the merger, HCP expects that the shares of HCP common stock will continue to trade on the NYSE under the symbol "HCP."

Deregistration of CRP After the Merger

        After the merger is completed, CRP will be deregistered under the Securities Exchange Act of 1934, as amended.

THE MERGER AGREEMENT

        The following is a summary of selected provisions of the merger agreement. While HCP and CRP believe this description covers the material terms of the merger agreement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety into, and is attached as Annex A to, this proxy statement/prospectus. Except for its status as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the transactions described above, the merger agreement is not intended to be a source of factual, business or operational information about the parties. We urge you to read the merger agreement in its entirety.

        The merger agreement contains representations, warranties, covenants and other agreements that HCP and CRP made to each other. The assertions embodied in those representations, warranties and other agreements are qualified by information in confidential disclosure schedules that HCP and CRP have exchanged in connection with signing the merger agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations, warranties, covenants and other agreements set forth in the attached merger agreement. Accordingly, you should keep in mind that the representations, warranties, covenants and other agreements are modified in important part by underlying disclosure schedules. The disclosure schedules contain some information that is non-public. Neither HCP nor CRP believes that the disclosure schedules contain information that the securities laws require either or both of them to publicly disclose other than information that has already been so disclosed. Moreover, information concerning the subject matter of the representations, warranties, covenants and other agreements may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the companies' public disclosures.

Structure

        Upon the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, CRP will merge with and into Ocean Acquisition 1, Inc., or Merger Sub, a Maryland corporation, with Merger Sub surviving as a wholly-owned subsidiary of HCP.

        Each share of CRP common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by CRP, HCP, Merger Sub or any of their wholly-owned subsidiaries and shares for which appraisal rights have been demanded) will, at the effective time of the merger, be automatically converted into the right to receive a combination of cash and HCP common stock, as described below under "—Merger Consideration."

        The charter of Merger Sub will be the charter of the surviving corporation, and the bylaws of Merger Sub will be the bylaws of the surviving corporation. At the effective time of the merger, the directors and officers of Merger Sub immediately prior to the effective time (and such others as HCP designates, if any) will be the directors and officers of the surviving corporation, until the election or appointment of their successors or their removal or resignation in accordance with Merger Sub's charter or bylaws.

Closing and Effective Time of the Merger

        The closing of the merger will occur after the satisfaction or waiver of the closing conditions set forth in the merger agreement, except for those closing conditions that, by their nature, are to be satisfied at the closing (but subject to the satisfaction or waiver of those conditions), on such date (the "closing date") as HCP and CRP will mutually agree, or if the parties are unable to agree, on the third business day after the satisfaction or waiver of the conditions set forth in the merger agreement. See "—Conditions to Consummation of the Merger" beginning on page 85.

        On the closing date, the articles of merger will be filed with, delivered in the manner required by the General Corporation Law of the State of Maryland, or MGCL, to, and accepted for record by, the Maryland State Department of Assessments and Taxation, or the Department. The effective time of the merger will be the date and time of the acceptance for record of the articles of merger with the Department or such later time (not later than 30 days after acceptance of the articles of merger by the Department) as HCP and CRP may agree in the articles of merger.

Merger Consideration

        At the effective time of the merger, each share of CRP common stock issued and outstanding immediately prior to the effective time (other than shares held by HCP, CRP, Merger Sub or any of their respective wholly-owned subsidiaries and shares that are owned by stockholders who have properly made, and not withdrawn, a demand for appraisal rights pursuant to the MGCL) will be converted into the right to receive:

  •
  $11.1293 in cash, which we refer to as the Cash Consideration; and

  •
  0.0865 of a HCP common share, which we refer to as the Exchange Ratio.

        The Exchange Ratio was derived from the average closing prices of HCP common stock for the 10 consecutive trading days ending on April 28, 2006, and based on this, the total merger consideration on the date that the merger agreement was executed was approximately $13.50 per share of CRP common stock. See "Risk Factors—The value of the merger consideration to be paid in HCP common stock will fluctuate".

        If, in between the date of the merger agreement and the effective time of the merger, HCP or CRP should split, combine or otherwise reclassify the HCP common stock or the CRP common stock, or pay a stock dividend or other stock distribution in HCP common stock or CRP common stock, as applicable, or otherwise make a like change with respect to the HCP common stock or CRP common stock, then the Exchange Ratio will be proportionately adjusted to reflect such event.

Dividends

        The merger agreement requires CRP and HCP to, between the date of the merger agreement and the effective time of the merger, coordinate the declaration, setting of record dates and payment dates of dividends on shares of CRP common stock and HCP common stock so that holders of shares of CRP common stock do not receive dividends on both shares of CRP common stock and shares of HCP common stock received in the merger in respect of the calendar quarter in which the closing occurs or fail to receive a dividend on either shares of CRP common stock or shares of HCP common stock received in the merger in respect of such calendar quarter, provided that nothing in such provision is intended to prevent holders of CRP common stock from receiving a dividend on (i) shares of CRP common stock with respect to the period from the beginning of the calendar quarter in which the closing occurs to the closing date and (ii) shares of HCP common stock received in the merger with respect to the period from the closing date to the end of the calendar quarter in which the closing occurs.

HCP Common Stock

        Each outstanding share of HCP common stock will remain an outstanding share of HCP common stock and will not be converted or otherwise affected by the merger. For more information regarding HCP common stock, see "Description of HCP Capital Stock—Common Stock" beginning on page 164.

  Fractional Shares

        No fractional shares of HCP common stock will be issued to any CRP stockholder upon completion of the merger. For each fractional share that would otherwise be issued, HCP will pay cash in an amount equal to the fraction of a share of HCP common stock which the holder would otherwise be entitled to receive multiplied by the weighted average of the per share closing prices of HCP common stock on the NYSE Composite Transactions Reporting System during 10 consecutive trading days ending two trading days prior to the effective time. No interest will be paid or accrue on cash payable to holders of those certificates in lieu of fractional shares.

  Exchange Procedures

        Promptly (but in no event later than five business days) after the effective time of the merger, the exchange agent will mail to each holder of record of shares of CRP common stock (other than holders of excluded shares as described in "—Merger Consideration") notice advising such holders of the effectiveness of the merger, including appropriate transmittal materials specifying the procedure for surrendering their stock to the exchange agent.

        Upon the surrender of the shares of CRP common stock, the holder will be entitled to receive in exchange therefor:

  •
  a certificate representing the number of whole shares of HCP common stock that such holder is entitled to receive pursuant to the merger, as described in "—Merger Consideration" above; and

  •
  a check in the amount, without interest and after giving effect to any required tax withholdings, of the Cash Consideration plus any cash in lieu of fractional shares and any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive as described in "—HCP Common Stock—Fractional Shares" above.

        All shares of HCP common stock to be issued pursuant to the merger will be deemed issued and outstanding as of the effective time of the merger. Whenever a dividend or other distribution is declared by HCP in respect of HCP common stock, the record date for which is after the effective time of the merger, that declaration will include dividends or other distributions in respect of all shares issuable pursuant to the merger agreement. In the case of shares of CRP common stock represented by certificates only, no dividends or other distributions in respect of HCP common stock will be paid to any holder of any unsurrendered shares of CRP common stock until the unsurrendered shares of CRP common stock (or affidavits of loss in lieu thereof) are surrendered for exchange.

Acquisition of CNL Retirement Corp.

        Simultaneously with the execution of the merger agreement, HCP entered into a merger agreement with CNL Retirement Corp., or the Advisor, the external advisor to CRP, and the stockholders of the Advisor, pursuant to which HCP has agreed to acquire the Advisor for shares of HCP common stock valued at approximately $120 million as of May 1, 2006. This transaction was the culmination of an auction process in which the Advisor and its stockholders, assisted by independent financial and legal advisors, solicited bids from third parties with respect to the sale of the Advisor. The consummation of the merger and the Advisor merger are each conditioned upon consummation of the other.

        Concurrently with the execution of the merger agreement and the Advisor merger agreement, CRP and the Advisor entered into a letter agreement pursuant to which the Advisor has agreed, among other things, to (i) use reasonable best efforts to take all actions necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Advisor merger agreement, including waiving certain closing conditions if requested to do so by CRP (provided CRP has agreed to waive the same condition under the merger agreement to the extent such condition is contained in the merger agreement and has not been satisfied) and (ii) not agree to any material modifications or amendments to the Advisor merger agreement or take any unreasonable actions that would have the effect of preventing, materially delaying or materially impairing the consummation of the merger.

Representations and Warranties

        The merger agreement contains generally customary representations and warranties of CRP and HCP relating to their respective businesses. For purposes of determining the satisfaction of the closing conditions relating to each party's representations and warranties as described under "—Conditions to Consummation of the Merger", each representation and warranty will be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be true and correct, individually or in the aggregate, would reasonably be likely to have a "material adverse effect" with respect to the party making the representations and warranties. For purposes of the merger agreement, "material adverse effect" means with respect to CRP or HCP, as the case may be, any event, circumstance, change or effect that is materially adverse to the business, financial condition or results of operations of CRP or HCP, as the case may be, and its subsidiaries taken as a whole, with the exception (generally) of any such effect or change (1) that results from changes in general economic conditions or changes in securities markets in general, including any changes in interest rates, (2) that results from general changes in the industries in which CRP or HCP, as the case may be, and its subsidiaries operate, (3) that relates to the public announcement or pendency or consummation of the transactions contemplated by the merger agreement, (4) that results from any action taken by CRP or HCP, as the case may be, at the specific request of the other party, (5) in the market price or trading volume of the common stock of CRP or HCP, as the case may be, after May 1, 2006, (6) that results from natural disasters, acts of war, sabotage or terrorism, military actions or the escalation thereof, or (7) resulting from any change in applicable law or regulation in the geographic regions in which CRP or HCP, as the case may be, or any of its subsidiaries operates.

        Each of CRP, HCP and Merger Sub has made representations and warranties to the other regarding, among other things:

  •
  organization, valid existence, good standing and qualification to do business;

  •
  charter and bylaws;

  •
  capitalization;

  •
  authorization to enter into, and validity and enforceability of, the merger agreement;

  •
  absence of any conflict of the merger agreement with organizational documents, applicable laws or agreements, and the absence of governmental consents, filings and approvals necessary to complete the merger;

  •
  third party consents;

  •
  compliance with laws;

  •
  filings with the SEC, financial statements and compliance with the Sarbanes-Oxley Act of 2002;

  •
  the absence of undisclosed material liabilities;

  •
  the absence of material litigation;

  •
  employee benefit plans;

  •
  property and leases;

  •
  tax matters, including REIT qualification matters;

  •
  environmental matters;

  •
  absence of a material adverse effect since December 31, 2005;

  •
  absence of defaults under material contracts;

  •
  brokers;

  •
  insurance matters; and

  •
  affiliate transactions.

        In addition to the representations and warranties made by both of the parties, the merger agreement also contains additional representations and warranties made by CRP to HCP. These representations and warranties relate to, among other things:

  •
  intellectual property rights; and

  •
  the receipt of a fairness opinion.

        Certain of these representations and warranties are qualified as to "materiality" or "material adverse effect." Additionally, many of the representations are qualified as to the knowledge of certain specified members of HCP's or CRP's executive management.

        The representations and warranties in the merger agreement do not survive the effective time of the merger and, except as described below under "—Termination of the Merger Agreement," if the agreement is validly terminated, neither party will have any liability or obligation for its representations and warranties, or otherwise under the merger agreement.

Conduct of Business of CRP Pending the Merger

        Prior to the effective time of the merger, the merger agreement requires CRP and its subsidiaries to conduct their respective businesses in the ordinary course consistent with past practice, preserve substantially intact their respective business organizations and preserve their respective current relationships with customers, suppliers and other persons with which they have significant business relations. In addition, until the effective time of the merger, with certain exceptions, CRP may not take (or commit to take) the following specified actions without HCP's consent, which consent cannot be unreasonably withheld or delayed:

  Amendments to Governing Documents

  •
  amend or otherwise change its charter or bylaws or any equivalent organizational documents of any of its significant subsidiaries;

  Capital Stock

  •
  issue, sell, pledge, dispose of, grant or encumber any shares of any class of its capital stock or the capital stock of any of its subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of CRP or any of its subsidiaries;

  Dividends and Stock Repurchases

  •
  except to the extent necessary to maintain its status as a REIT (provided that any dividend or distribution materially in excess of dividends or distributions paid prior to May 1, 2006 will require prior consultation with HCP), declare, set aside, make or pay any dividend or other distribution in cash, stock, property or otherwise, with respect to any of its capital stock except for (i) distributions by CRP or any wholly-owned subsidiary of CRP to CRP or another wholly-owned subsidiary of CRP and (ii) monthly dividends payable quarterly of $0.0592 or quarterly dividends of $0.1776 per share of CRP common stock consistent with past practice;

  •
  reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock except in the ordinary course of business;

  Acquisitions

  •
  acquire any corporation, partnership, other business organization or any division;

  •
  acquire any asset worth more than $5 million or in excess of the "aggregate limit" (which means $25 million in the aggregate for all asset acquisitions and all capital expenditures, other than acquisitions pursuant to "arm's length" agreements in effect as of May 1, 2006);

  Indebtedness

  •
  incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets (other than relating to borrowings under CRP's pre-established credit facility or in connection with asset acquisitions permitted by the merger agreement);

  Contracts

  •
  enter into, amend or modify in any material respect or terminate any material contract or agreement (other than contracts that are terminable on no more than 90 days' notice or renewals or extensions of certain leases);

  Capital Expenditures

  •
  authorize, or make any commitment with respect to or make any single capital expenditure that is in excess of $5 million or capital expenditures that are in excess of the above described "aggregate limit," except for capital expenditures in accordance with and on the timetable contemplated by its capital budget that was provided to HCP;

  Liens

  •
  voluntarily create or incur any lien material to CRP or any of its subsidiaries on any of its assets or any assets of its subsidiaries having a value in excess of $500,000;

  Loans

  •
  make any loans, advances or capital contributions to or investments in any person (other than between itself and any of its direct or indirect wholly-owned subsidiaries);

  Waiver of Debts or Claims

  •
  cancel, modify or waive any debts or claims held by it or waive any rights having in each case a value in excess of $5 million or settle any litigation or other proceedings before a governmental authority or arbitrator or make any payments in respect thereof in excess of $100,000 for any individual litigation or proceeding or $750,000 in the aggregate (excluding fees and expenses paid in connection with the defense of any such litigation or proceeding);

  Dispositions

  •
  transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of CRP's assets, including capital stock of any of CRP's subsidiaries, having a value in excess of $500,000 individually or $1.5 million in the aggregate (other than pursuant to "arm's length" agreements in effect as of May 1, 2006);

  Accounting

  •
  take any material action with respect to accounting policies or procedures;

  Sale of CRP

  •
  enter into an agreement with respect to any merger, consolidation, liquidation or business combination, or any acquisition or disposition of all or substantially all of the assets or securities of CRP or any of its significant subsidiaries;

  Tax

  •
  except to the extent reasonably necessary to maintain CRP's status as a REIT, make or rescind any material tax election, settle or compromise any material tax liability or make any material amendment to any tax return;

  •
  enter into any Prohibited Transaction (as defined in Section 857 of the Code);

  •
  take (or fail to take) any action that would cause CRP to fail to qualify as a REIT;

  •
  fail to timely file any tax returns that are required to be filed by CRP or any CRP subsidiary; or

  Commitments

  •
  announce an intention, enter into any agreement or otherwise make a commitment, to do any of the foregoing.

Conduct of Business of HCP Pending the Merger

        Prior to the effective time, HCP has agreed that it will use its reasonable efforts to preserve its and its subsidiaries' business organization, to retain the services of its executive officers and key employees and to preserve current relationships with material customers, suppliers and other persons with whom HCP or any of its subsidiaries has significant business relations. Additionally, HCP has agreed that it will not, and will not permit any of its subsidiaries to, without the consent of CRP, which consent cannot be unreasonably withheld or delayed:

  Amendments to Governing Documents

  •
  make any amendment to HCP's charter that changes the fundamental attributes of HCP's common stock (the authorization and/or issuance of preferred stock will not be a change in the fundamental attributes of HCP's common stock);

  Dividends

  •
  except to the extent necessary to maintain its status as a REIT (provided that any dividend or distribution materially in excess of dividends or distributions paid prior to May 1, 2006 will require prior consultation with CRP), declare, set aside, make or pay any extraordinary dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

  Tax

  •
  take (or fail to take) any action that would cause HCP to fail to qualify as a REIT;

  Commitments

  •
  permit or cause any of HCP's subsidiaries to do any of the foregoing or agree or commit to any of the foregoing (except for distributions by HCP or any wholly-owned subsidiary of HCP to HCP or another wholly-owned subsidiary of HCP); or

  •
  agree in writing or otherwise to take any of the foregoing actions.

CRP Stockholder Meeting and Duty to Recommend

        The merger agreement requires CRP to use its reasonable best efforts to call and hold a meeting of its stockholders to approve the merger no later than the 60th calendar day following the commencement of mailing of this proxy statement/prospectus. Additionally, except as described below in "—No Solicitations of Alternative Transactions", the board of directors and special committee of CRP have agreed to recommend that CRP's stockholders approve the merger and CRP has agreed to include such recommendation in this proxy statement/prospectus and to use its reasonable efforts to obtain such approval.

No Solicitations of Alternative Transactions

        The merger agreement requires CRP to refrain from soliciting or facilitating any "acquisition proposal" (generally, a proposal to purchase more than 20% of CRP's stock or consolidated assets or any of CRP's significant subsidiaries, whether through a tender or exchange offer, merger, consolidation, recapitalization, liquidation or similar transaction), including by providing non-public information, or engaging in any discussions or negotiations regarding an acquisition proposal. However, if CRP receives an unsolicited acquisition proposal prior to the approval of the merger by CRP's stockholders, CRP may discuss such acquisition proposal and may furnish information to the person making the proposal if CRP's board of directors and the special committee determine after consultation with their respective financial and legal advisors that:

  •
  such actions are required in order to comply with their statutory duties under Maryland law or fiduciary duties under CRP's charter; and

  •
  the acquisition proposal is or is reasonably likely to result in a "superior proposal" (generally, an acquisition proposal to purchase more than 50% of CRP's stock or consolidated assets that the CRP board of directors determines, upon recommendation of the special committee (each advised by its financial advisor), is reasonably capable of being consummated (taking into account all aspects of the proposal and the person making the proposal) and, if consummated, would result in a transaction more favorable to CRP's stockholders from a financial point of view than the merger).

The Company must (prior to taking any such action) enter into a confidentiality agreement with the person making the acquisition proposal.

        In addition, CRP must notify HCP of the material terms of any acquisition proposal within 24 hours after its receipt and of any material amendments thereto or changes in the status of discussions or negotiations with the person making the proposal.

        The CRP board of directors also cannot withdraw or qualify or modify in a manner adverse to HCP its recommendation of the merger or approve or recommend an acquisition proposal. However, if CRP receives an acquisition proposal prior to the approval of the merger by CRP's stockholders (and has complied with the notice provisions described above), the CRP board of directors may take such action if it and the special committee determine after consultation with their respective financial and legal advisors that:

  •
  such actions are required in order to comply with their statutory duties under Maryland law or fiduciary duties under CRP's charter; and

  •
  the acquisition proposal is a "superior proposal."

Additional Covenants

        HCP and CRP have agreed to:

  •
  use their reasonable best efforts to take all appropriate actions to consummate the merger and the other transactions contemplated by the merger agreement;

  •
  use their reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with CRP and its subsidiaries as are necessary for the consummation of the transactions contemplated by the merger agreement;

  •
  cooperate and use their reasonable efforts to vigorously contest and resist any action, including administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that is in effect and that restricts, prevents or prohibits consummation of the transactions contemplated by the merger agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal;

  •
  refrain from issuing a press release or making a public announcement concerning the merger without the consent of the other party, which consent may not be unreasonably withheld, except as may be required by law or stock exchange rules (in which case the other party should be given a reasonable opportunity to comment);

  •
  provide the other party and its representatives access to CRP's or HCP's, as the case may be, personnel, properties, offices, plants and other facilities, books and records of CRP or HCP's, as the case may be, and its subsidiaries, and to furnish the other party with such financial, operating and other data and information as the other party may reasonably request, provided that such access and furnishing of information does not unduly interfere with the operation of the businesses of CRP or HCP, as the case may be, or its subsidiaries; and

        CRP has further agreed to:

  •
  refrain from hiring any employee or adopting any employee benefit plan;

  •
  deliver to HCP a list of names and addresses of those persons who are, in CRP's reasonable judgment, as of the time of the special meeting, "affiliates" of CRP within the meaning of Rule 145 under the Securities Act and use its reasonable efforts to cause each person or entity so identified to deliver an affiliate letter to HCP prior to the closing; and

  •
  cooperate, subject to the restrictions and conditions stated in the merger agreement, should HCP elect to acquire, immediately before and in connection with the closing of the merger, one or more of CRP's assets as part of a like-kind exchange under Section 1031 of the Internal Revenue Code.

        HCP has further agreed to:

  •
  use its reasonable best efforts to cause the shares of HCP common stock to be issued in the merger to be approved for listing on the NYSE subject to official notice of issuance, prior to the closing date.

Indemnification and Insurance

        The merger agreement provides that, for a period of six years from the effective time of the merger, HCP and the surviving corporation of the merger will cause the surviving corporation's bylaws and charter to contain provisions for the indemnification to the full extent permitted by law of individuals who, at or prior to the effective time, were directors, officers, fiduciaries or agents of CRP or any of its subsidiaries and, until May 1, 2012, jointly and severally indemnify (and provide advancement of expenses to) present and former directors and officers of CRP or any of its subsidiaries against all costs and liabilities for any claim pertaining to acts or omissions (in their capacity as directors or officers) occurring before or at the effective time of the merger, to the fullest extent permitted under applicable law or any indemnification agreement in effect on May 1, 2006. In addition, the surviving corporation will pay the reasonable fees and expenses of counsel selected by the parties claiming indemnification (which counsel must be reasonably satisfactory to the surviving corporation) and the surviving corporation must cooperate in the defense. If any claim for indemnification is asserted within the six-year period, all indemnification rights with respect to such claim will continue until its disposition.

        The merger agreement further requires the surviving corporation to maintain in effect for six years from the effective time of the merger CRP's current directors' and officers' liability insurance policies. However, HCP will not be required to expend more than 250% of the current annual premiums paid by CRP for such insurance.

        If such policies expire or are cancelled, the surviving corporation must use its reasonable best efforts to obtain as much coverage as possible not to exceed 250% of the annual premiums described above.

        The persons covered by these provisions are made third party beneficiaries of this provision and can therefore enforce it directly against HCP and the surviving corporation.

Conditions to Consummation of the Merger

        Each party's obligation to effect the merger is subject to the satisfaction or waiver, at or prior to the effective time of the merger, of the following conditions:

  •
  CRP's stockholders will have approved the merger;

  •
  the shares of HCP common stock issuable to CRP stockholders pursuant to the merger agreement will have been authorized for listing on the NYSE upon official notice of issuance;

  •
  no governmental authority of competent jurisdiction will have enacted or issued an order, decree, judgment, injunction or taken any other action (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits or makes illegal the consummation of the merger; provided, however, that the party claiming the failure of this condition must have used reasonable best efforts to have such order, decree, judgment or injunction vacated; and

  •
  the registration statement of which this proxy statement/prospectus is a part will have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will have been issued, and no proceedings for that purpose will have been initiated or threatened by the SEC.

        HCP's and Merger Sub's obligation to effect the merger is subject to the satisfaction or waiver, where permissible, of the following conditions:

  •
  the representations and warranties of CRP must be true and correct as of May 1, 2006 and as of the effective time of the merger as though made on and as of the effective time (except to the extent those representations and warranties speak as of an earlier date, in which case as of such earlier date), except for such failures to be true and correct that individually or in the aggregate would not reasonably be likely to have a material adverse effect with respect to CRP provided that for purposes of determining whether this condition is satisfied, references to "material adverse effect" and any other materiality qualification will be ignored;

  •
  CRP will have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the effective time of the merger;

  •
  CRP will have delivered to HCP a certificate executed by its Chief Executive Officer or Chief Financial Officer certifying as to the satisfaction of the preceding two conditions;

  •
  there will not have occurred, since May 1, 2006, any event, circumstance, change or effect that, individually or in the aggregate, has had, or is reasonably likely to have, a "material adverse effect" with respect to CRP;

  •
  HCP will have received an opinion of Greenberg Traurig, LLP, outside counsel to CRP, dated the closing date, regarding CRP's tax status as a REIT; and

  •
  the acquisition of the Advisor will have simultaneously closed.

        CRP's obligation to effect the merger is subject to the satisfaction or waiver, where permissible, of the following conditions:

  •
  the representations and warranties of HCP must be true and correct as of May 1, 2006 and as of the effective time of the merger as though made on and as of the effective time (except to the extent those representations and warranties speak as of an earlier date, in which case as of such earlier date), except for such failures to be true and correct that individually or in the aggregate would not reasonably be likely to have a material adverse effect with respect to HCP, provided that for purposes of determining whether this condition is satisfied, references to "material adverse effect" and any other materiality qualification will be ignored;

  •
  HCP will have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the effective time;

  •
  HCP will have delivered to CRP a certificate executed by its Chief Executive Officer or Chief Financial Officer certifying as to the satisfaction of the preceding two conditions;

  •
  there will not have occurred, since the date of the merger agreement, any event, circumstance, change or effect that, individually or in the aggregate, has had, or is reasonably likely to have, a "material adverse effect" with respect to HCP; and

  •
  CRP will have received the opinion of Latham & Watkins LLP, dated the closing date, regarding HCP's tax status as a REIT.

        Neither party may rely on the failure of any of the foregoing conditions to be satisfied if such party's failure to comply with any provision of the merger agreement in a material respect has been the proximate cause of, or resulted in, the failure of the condition.

Amendment, Waiver and Extension of the Merger Agreement

        At any time prior to the effective time of the merger, each of HCP and CRP may:

  •
  mutually amend the merger agreement in writing by action taken by or on behalf of its respective board of directors;

  •
  waive any inaccuracy in the representations and warranties of any other party contained in the merger agreement; and

  •
  in writing, waive compliance with any agreement of any other party or any condition to its obligations contained in the merger agreement and extend the time for the performance of any obligation or other act of any other party to the merger agreement.

        However, after approval of the merger by the stockholders of CRP, no amendment to the merger agreement that would require further approval of CRP's stockholders may be made without first obtaining such approval.

Termination of the Merger Agreement

        The parties may terminate the merger agreement at any time prior to the closing date only as follows:

  •
  by mutual written consent of HCP and CRP;

  •
  by either of CRP or HCP by written notice to the other:

  •
  if CRP's stockholders do not approve the merger at the special meeting (or at any adjournment or postponement thereof);

  •
  if any governmental authority issues an order that restrains, enjoins or otherwise prohibits or makes illegal the consummation of the merger and such order becomes final and non-appealable (provided the terminating party has used its reasonable best efforts to have the order vacated); and

  •
  if the consummation of the merger does not occur on or before October 31, 2006 (provided the terminating party has not breached any of its representations, warranties or covenants in a material respect that was the proximate cause of, or resulted in, the failure of the merger to occur on or before such date).

        HCP may unilaterally terminate the merger agreement at any time prior to the closing date as follows:

  •
  if CRP breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the merger agreement, which breach would entitle HCP not to close the merger based on the failure of the corresponding closing condition, for its benefit, and such condition is incapable of being satisfied by October 31, 2006 or such breach has not been cured by CRP within 30 business days after CRP's receipt of written notice of such breach from HCP;

  •
  if, within 15 business days after the date on which HCP's right to terminate first accrued, prior to the approval of the merger by CRP's stockholders, the board of directors of CRP and the special committee (i) publicly withdraw or knowingly modify, in a manner adverse to HCP, their recommendation of the merger, (ii) approve or recommend an alternative acquisition proposal, (iii) at any time after the end of 15 business days following receipt of an acquisition proposal, fail to reaffirm such recommendation within five business days after receipt of any request to do so from HCP (provided the five day period may be extended for an additional five business days if prior thereto CRP certifies to HCP that the board of directors and special committee are in good faith seeking to obtain additional information regarding the reaffirmation decision) or (iv) recommend that CRP's stockholders tender their shares in a publicly announced offer for more than 20% of CRP's outstanding shares (not commenced by HCP or an affiliate of HCP); and

  •
  if the acquisition of the Advisor is terminated in accordance with its terms.

        CRP may unilaterally terminate the merger agreement at any time prior to the closing date as follows:

  •
  if HCP breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the merger agreement, which breach would entitle CRP not to close the merger based on the failure of the corresponding closing condition for its benefit, and such condition is incapable of being satisfied by October 31, 2006 or such breach has not been cured by HCP within 30 business days after HCP's receipt of written notice of such breach from CRP; and

  •
  if CRP enters into a binding written agreement to effect a "superior proposal," provided that CRP first complies with its obligations under the merger agreement, including allowing HCP to submit a revised proposal at least as favorable from a financial point of view to CRP's stockholders as the superior proposal and paying HCP the termination fee described below.

        If the merger agreement is validly terminated, it will become void and have no effect, without any liability or obligation on the part of any party unless the party has committed fraud or is in willful breach of any representations, warranties, covenants or other agreements contained in the merger agreement. However, the provisions of the merger agreement relating to confidentiality and the payment of termination fees and expenses will continue in effect notwithstanding termination of the merger agreement.

Fee and Expenses

  Termination Fee

        CRP has agreed to pay HCP an amount in cash equal to $107 million if:

  •
  CRP terminates the merger agreement to enter into a definitive agreement to effect a "superior proposal" in accordance with the terms of the merger agreement;

  •
  HCP terminates the merger agreement because CRP's board of directors and the special committee (i) publicly withdraw or knowingly modify, in a manner adverse to HCP, their recommendation of the merger, (ii) approve or recommend an alternative acquisition proposal, (iii) fail to reaffirm such recommendation within five business days after receipt of any request to do so from HCP or (iv) recommend that CRP's stockholders tender their shares in a publicly announced offer for more than 20% of CRP's outstanding shares; or

  •
  CRP or HCP terminates the merger agreement due to the failure of the CRP stockholders to approve the merger at the special meeting after an acquisition proposal has been publicly announced and remains outstanding, and within 12 months after such termination CRP enters into a definitive agreement with respect to or consummates an alternative "acquisition proposal" for more than 50% of the consolidated assets or equity securities of CRP.

  Expenses

        The merger agreement provides that each of HCP and CRP will pay its own costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement. If, however, the merger agreement is properly terminated by either party due to the material breach by the other party of its representations, warranties or covenants then the breaching party will pay the reasonable out-of-pocket costs and expenses incurred by the non-breaching party up to $3 million.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Introduction

        The following is a general discussion of the federal income tax consequences of the merger reasonably anticipated to be material to "U.S. stockholders" and "non-U.S. stockholders" (both as defined below), the consequences of owning and disposing of HCP common stock, and the material federal income tax considerations related to HCP's REIT election. This summary is based on current law, is for general information only and is not tax advice. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. This summary assumes that shares of CRP common stock and HCP common stock are held as capital assets. HCP has not requested, and does not plan to request, any rulings from the IRS concerning HCP's tax treatment or the tax treatment of the merger, and the statements in this proxy statement/prospectus are not binding on the IRS or any court. HCP can provide no assurance that the tax consequences contained in this discussion will not be challenged by the IRS, or if challenged, will be sustained by a court. This summary does not address all of the tax consequences that may be relevant to particular holders of CRP common stock or HCP common stock in light of their personal circumstances, except to the extent discussed below under the headings "Tax Consequences of the Merger—Taxation of U.S. Stockholders", "Tax Consequences of the Merger—Taxation of Non-U.S. Stockholders," "Taxation of Holders of HCP's Common Stock—Taxation of Tax-Exempt Stockholders" and "—Taxation of Non-U.S. Stockholders," or to other types of holders, including, without limitation:

  •
  banks, insurance companies or other financial institutions;

  •
  broker-dealers;

  •
  traders;

  •
  expatriates;

  •
  tax-exempt organizations;

  •
  persons who are subject to alternative minimum tax;

  •
  persons who hold their shares of CRP or HCP common stock as a position in a "straddle" or as part of a "hedging", "conversion" or other risk reduction transaction;

  •
  persons deemed to sell their shares of CRP common stock or HCP common stock under the constructive sale provisions of the Code;

  •
  United States persons that have a functional currency other than the United States dollar;

  •
  except to the extent specifically discussed below, non-U.S. stockholders (as defined below);

  •
  partnerships or other entities treated as partnerships for United States federal income tax purposes and partners in such partnerships; or

  •
  persons who acquired their shares of CRP common stock or HCP common stock upon the exercise of stock options or otherwise as compensation.

        In addition, this discussion does not address any state, local or foreign tax consequences of the merger, ownership of HCP common stock or HCP's election to be taxed as a REIT.

        For purposes of this discussion, a "U.S. stockholder" means a holder of CRP common stock or HCP common stock, as applicable, that is:

  •
  a citizen or resident of the United States;

  •
  a corporation, a partnership or an entity treated as a corporation or a partnership for United States federal income tax purposes created or organized in or under the laws of the United States or any State or the District of Columbia;

  •
  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust (a) the administration over which a United States court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control, and certain other trusts considered U.S. stockholders for federal income tax purposes.

        A "non-U.S. stockholder" is a holder of CRP common stock or HCP common stock, as applicable, other than a U.S. stockholder.

        You are urged to consult your tax advisor regarding the specific tax consequences to you of:

  •
  the merger;

  •
  the acquisition, ownership and sale or other disposition of HCP common stock, including the federal, state, local, foreign and other tax consequences;

  •
  CRP's and HCP's elections to be taxed as a REIT for federal income tax purposes; and

  •
  potential changes in applicable tax laws.

        ALL HOLDERS OF CRP COMMON STOCK AND HCP COMMON STOCK RECEIVED IN THE MERGER ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER AND OF HOLDING AND DISPOSING OF HCP COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE AND LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS TO THEIR PARTICULAR CIRCUMSTANCES.

Tax Consequences of the Merger

  Tax Treatment of the Merger

        The merger of CRP with and into Merger Sub will be treated for United States federal income tax purposes as a taxable sale by CRP of all of its assets to Merger Sub in return for the merger consideration and the assumption of CRP's liabilities, followed by a taxable liquidation of CRP under Section 331 of the Code. CRP will be deemed to have distributed the merger consideration to the stockholders of CRP in connection with the deemed liquidation. The liquidating distribution will be treated as a dividend for purposes of the dividend paid deduction to the extent of CRP's earnings and profits and thus will be sufficient to satisfy CRP's requirement to distribute 90% of its REIT taxable income for the taxable year of the merger. Merger Sub will have a basis in the assets acquired from CRP equal to the aggregate of the fair market value of the merger consideration and the amount of any liabilities that are assumed by Merger Sub in the merger.

  Taxation of U.S Stockholders

        U.S. stockholders who exchange CRP common shares for the merger consideration will be treated for United States federal income tax purposes as having exchanged their CRP common shares for the HCP common shares and cash in a taxable transaction. As a result, each such stockholder will recognize capital gain or loss in the merger equal to the difference between (A) the aggregate of the fair market value of the HCP common shares and cash that such stockholder receives in the exchange, and (B) the tax basis in the CRP shares that are surrendered by such stockholder in the exchange. Capital gain of a noncorporate U.S. stockholder arising from the sale of CRP common shares will generally be taxed at a maximum rate of 15% where the stockholder has a holding period greater than one year.

        A U.S. stockholder who has held his or her CRP common shares for six months or less at the effective time of the merger, taking into account the holding period rules of Sections 246(c)(3) and (4) of the Code, and who recognizes a capital loss with respect to those shares will be treated as recognizing a long-term, rather than short-term, capital loss to the extent of any capital gain dividends previously received by such U.S. stockholder from CRP with respect to those shares. The deductibility of capital losses, in general, is subject to limitations. In the case of stockholders that hold multiple blocks of CRP common shares (i.e., the shares were acquired separately at different times and/or different prices), gain or loss must be calculated and accounted for separately for each block of shares.

        The tax basis in the HCP common shares that are received by the stockholders of CRP in the merger will be equal, for United States federal income tax purposes, to the fair market value of the HCP common shares on the date of the merger. The holding period with respect to such shares shall commence on the day after the effective date of the merger.

  Taxation of Non-U.S. stockholders

        In order to determine the tax consequences of the merger to a non-U.S. stockholder, one must first allocate the merger consideration that is received by the stockholder between (i) such stockholder's ratable share of the gain that is recognized by CRP in respect of the merger that is attributable to United States real property interests that were held by CRP immediately prior to the merger plus such stockholder's ratable share of any undistributed gain that was recognized by CRP prior to the merger and attributable to the sale of United States real property interests (the "Capital Gain Consideration") and (ii) the remainder of the consideration that is received by such stockholder in the Merger (the "Residual Consideration").

        Dividends that are paid by a REIT to a non-U.S. stockholder are generally subject to a 35% FIRPTA withholding tax to the extent that the dividend is attributable to gain that is recognized by the REIT in respect of a sale of United States real property interests. It is not entirely clear whether such withholding tax should apply to the Capital Gain Consideration that is deemed to be paid to a non-U.S. stockholder in connection with CRP's deemed liquidation upon the closing for the merger. In light of this uncertainty, HCP and CRP intend to withhold 35% of the portion of the merger consideration that is paid to a non-U.S. stockholder that consists of Capital Gain Consideration. Non-U.S. stockholders should consult their tax advisors regarding the possibility of obtaining a refund of such withholding tax.

        A non-U.S. stockholder will generally not be subject to U.S. tax in respect of the portion of the merger consideration that consists of Residual Consideration if CRP qualifies as a "domestically controlled" REIT for tax purposes. CRP will qualify as a domestically controlled REIT if at all times during the five-year period preceding the closing for the merger less than 50% in value of the shares of CRP have been directly or indirectly held by non-U.S. stockholders. CRP believes, based on current information, that CRP qualifies as a domestically controlled REIT and based on that belief HCP does not intend to impose FIRPTA withholding in respect of the portion of the merger consideration that consists of Residual Consideration. If HCP and CRP believe as of the closing of the merger that there is material risk that CRP does not qualify as a domestically controlled REIT, they intend to withhold 10% of the portion of the merger consideration that consists of Residual Consideration. In addition, if CRP does not qualify as a domestically controlled REIT as of the closing of the merger, then a non-U.S. stockholder will generally be subject to FIRPTA tax at the same marginal rates that are applicable to U.S. stockholders in respect of the gain that is recognized by the non-U.S. stockholder in respect of its receipt of the merger consideration and any tax withheld by HCP or CRP will be credited against this tax liability.

        Notwithstanding the foregoing, capital gain that is not subject to FIRPTA under the rules described above will be taxable to a non-U.S. stockholder if, among other conditions, the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year or is a former citizen or long-term resident of the United States subject to special rules that apply to expatriates. In addition, a non-U.S. stockholder will generally be taxed in the manner described above with respect to U.S. stockholders if its ownership of CRP common shares is effectively connected with a U.S. trade or business. The branch profits tax may also apply to a foreign corporation's share of any effectively connected income.

  Information Reporting and Backup Withholding

        Under United States federal income tax laws, consideration to be received in the merger may be subject to information reporting and a 28% backup withholding tax. Backup withholding generally will not apply to payments made to certain exempt recipients, such as a corporation or financial institution or to a stockholder who certifies such stockholder's taxpayer identification number and certain other required information or provides a certificate of foreign status. Backup withholding is not an additional tax. If backup withholding applies, the amount withheld will be allowed as a refund or a credit against such stockholder's United States federal income tax liability, provided the required information is furnished by the stockholder to the IRS on a timely basis.

Taxation of HCP as a Real Estate Investment Trust

  General

        HCP elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ending December 31, 1985. HCP believes it has been organized and has operated in a manner which allowed it to qualify for taxation as a REIT under the Code, commencing with its taxable year ending December 31, 1985. HCP currently intends to continue to operate in this manner. However, qualification and taxation as a REIT depend upon HCP's ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that HCP has operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See "—Failure to Qualify."

        It is a condition to the closing of the merger that Latham & Watkins LLP render an opinion to CRP, dated as of the closing date, to the effect that, commencing with HCP's taxable year ended December 31, 1985, HCP has been organized in conformity with the requirements for qualification and taxation as a REIT, and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations as to factual matters, including representations made by HCP in a factual certificate provided by one of its officers. In addition, this opinion will be based upon HCP's factual representations set forth in this proxy statement/prospectus. Moreover, HCP's qualification and taxation as a REIT depend upon HCP's ability to meet the various qualification tests imposed under the Code which are discussed below, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that HCP's actual results of operation for any particular taxable year have satisfied or will satisfy those requirements. See "—Failure to Qualify." Further, the anticipated income tax treatment described in this proxy statement/prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Latham & Watkins LLP will have no obligation to update its opinion subsequent to its date.

        The sections of the Code and the corresponding Treasury Regulations that relate to the qualification and operation of a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Code that govern the United States federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations, and related administrative and judicial interpretations thereof.

        Provided HCP qualifies for taxation as a REIT, HCP generally will not be required to pay United States federal corporate income taxes on its net income that is currently distributed to its stockholders. This treatment substantially eliminates the "double taxation" that ordinarily results from investment in a C corporation. A C corporation generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. HCP will be required to pay federal income tax, however, as follows:

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  HCP will be required to pay tax at regular corporate tax rates on any undistributed REIT taxable income, including undistributed net capital gains.

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  HCP may be required to pay the "alternative minimum tax" on its items of tax preference under certain circumstances.

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  If HCP has: (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business; or (b) other nonqualifying income from foreclosure property, HCP will be required to pay tax at the highest corporate rate on this income. Foreclosure property generally is defined as property HCP acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

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  HCP will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

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  If HCP fails to satisfy the 75% gross income test or the 95% gross income test discussed below, but has otherwise maintained its qualification as a REIT because certain other requirements are met, HCP will be required to pay a tax equal to (a) the greater of (i) the amount by which 75% of its gross income exceeds the amount qualifying under the 75% gross income test and (ii) the amount by which 95% of its gross income (90% for its taxable years ended on or prior to December 31, 2004) exceeds the amount qualifying under the 95% gross income test, multiplied by (b) a fraction intended to reflect its profitability.

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  If HCP fails to satisfy any of the REIT asset tests (other than a de minimis failure of the 5% and 10% asset tests), as described below, due to reasonable cause and not due to willful neglect, and HCP nonetheless maintains its REIT qualification because of specified cure provisions, HCP will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused it to fail such test.

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  If HCP fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause and not due to willful neglect, HCP may retain its REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

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  HCP will be required to pay a 4% excise tax to the extent HCP fails to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for the year, (b) 95% of its REIT capital gain net income for the year, and (c) any undistributed taxable income from prior periods.

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  If HCP acquires any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in its hands is determined by reference to the basis of the asset in the hands of the C corporation, and HCP subsequently recognizes gain on the disposition of the asset during the ten-year period beginning on the date on which HCP acquired the asset, then HCP will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) its adjusted basis in the asset, in each case determined as of the date on which HCP acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that certain elections specified in applicable Treasury Regulations are either made or forgone, by HCP or by the entity from which the assets are acquired, in each case, depending upon the date such acquisition occurred.

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  HCP will be required to pay a 100% tax on any "redetermined rents," "redetermined deductions" or "excess interest." In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of HCP's tenants by a "taxable REIT subsidiary" of HCP. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of HCP for amounts paid to HCP that are in excess of the amounts that would have been deducted based on arm's-length negotiations.

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  HCP's taxable REIT subsidiaries are subject to federal and state taxation.

  Requirements for Qualification as a REIT

        The Code defines a REIT as a corporation, trust or association:

  (1)
  that is managed by one or more trustees or directors;

  (2)
  that issues transferable shares or transferable certificates to evidence its beneficial ownership;

  (3)
  that would be taxable as a domestic corporation but for Sections 856 through 860 of the Code;

  (4)
  that is not a financial institution or an insurance company within the meaning of the Code;

  (5)
  that is beneficially owned by 100 or more persons;

  (6)
  not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

  (7)
  that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

        The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and other specified tax-exempt entities generally are treated as individuals, except that a "look-through" exception applies with respect to pension funds.

        HCP believes that it has been organized, has operated and has issued sufficient shares of capital stock with sufficient diversity of ownership to allow it to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, HCP's charter documents provide for restrictions regarding ownership and transfer of its shares which are intended to assist it in continuing to satisfy the ownership requirements described in conditions (5) and (6) above. The stock ownership and transfer restrictions relating to HCP's common stock are described in "Description of HCP Capital Stock—Transfer and Ownership Restrictions Relating to HCP Common Stock" and "—Business Combination Provisions" in this proxy statement/prospectus. Similar restrictions are provided with respect to HCP's preferred stock. These restrictions, however, may not ensure that HCP will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If HCP fails to satisfy these share ownership requirements, except as provided in the next two sentences, its status as a REIT will terminate. See "—Failure to Qualify." If, however, HCP complies with the rules contained in applicable Treasury Regulations that require it to ascertain the actual ownership of its shares and HCP does not know, or would not have known through the exercise of reasonable diligence, that HCP failed to meet the requirement described in condition (6) above, HCP will be treated as having met this requirement.

        In addition, HCP may not maintain its status as a REIT unless its taxable year is the calendar year. HCP has had and will continue to have a calendar taxable year.

  Ownership of Interests in Partnerships and Limited Liability Companies

        HCP owns and operates one or more properties through partnerships and limited liability companies. Treasury Regulations provide that if HCP is a partner in a partnership, HCP will be deemed to own its proportionate share of the assets of the partnership based on its interest in partnership capital, subject to special rules relating to the 10% REIT asset test described below. Also, HCP will be deemed to be entitled to its proportionate share of the income of the partnership. The assets and gross income of the partnership retains the same character in HCP's hands for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. In addition, for these purposes, the assets and items of income of any partnership in which HCP owns a direct or indirect interest include such partnership's share of assets and items of income of any partnership in which it owns an interest. A brief summary of the rules governing the federal income taxation of partnerships and their partners is included below in "—Tax Aspects of the Partnerships." The treatment described above also applies with respect to the ownership of interests in limited liability companies or other entities that are treated as partnerships for tax purposes.

        HCP has direct or indirect control of certain partnerships and limited liability companies and intends to continue to operate them in a manner consistent with the requirements for HCP's qualification as a REIT. HCP is a limited partner or non-managing member in certain partnerships and limited liability companies. If such a partnership or limited liability company were to take actions that could jeopardize HCP's status as a REIT or require it to pay tax (such as tax on prohibited transaction income), HCP may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause it to fail a REIT income or asset test, and that HCP would not become aware of such action in a time frame which would allow it to dispose of its interest in the applicable entity or take other corrective action on a timely basis. In that case, unless HCP were entitled to relief, as described below, HCP would fail to qualify as a REIT.

  Ownership of Interests in Qualified REIT Subsidiaries

        HCP owns and operates a number of properties through its wholly-owned subsidiaries that HCP believes will be treated as "qualified REIT subsidiaries" under the Code. A corporation will qualify as HCP's qualified REIT subsidiary if HCP owns 100% of its outstanding stock and if HCP does not elect with the subsidiary to treat it as a "taxable REIT subsidiary," as described below. A corporation that is a qualified REIT subsidiary is not treated as a separate corporation for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the parent REIT for all purposes under the Code (including all REIT qualification tests). Thus, in applying the federal tax requirements described in this proxy statement/prospectus, the subsidiaries in which HCP owns a 100% interest (other than any taxable REIT subsidiaries) are ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries are treated as HCP's assets, liabilities and items of income, deduction and credit. A qualified REIT subsidiary is not required to pay federal income tax, and HCP's ownership of the stock of a qualified REIT subsidiary does not violate the restrictions on ownership of securities of any one issuer which constitute more than 10% of the voting power or value of such issuer's securities or more than 5% of the value of HCP's total assets, as described below in "—Asset Tests."

  Ownership of Interests in Taxable REIT Subsidiaries

        A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with the REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. A taxable REIT subsidiary generally may engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT, except that a taxable REIT subsidiary may not directly or indirectly operate or manage a lodging or healthcare facility or directly or indirectly provide to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging or healthcare facility is operated. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary's debt to equity ratio and interest expense are not satisfied. HCP currently owns interests in several taxable REIT subsidiaries, and may acquire interests in additional taxable REIT subsidiaries in the future. HCP's ownership of securities of its taxable REIT subsidiaries will not be subject to the 5% or 10% asset tests described below but will be subject to the 20% asset test limitation. See "—Asset Tests."

  Income Tests

        HCP must satisfy two gross income requirements annually to maintain its qualification as a REIT:

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  First, each taxable year, HCP must derive directly or indirectly at least 75% of its gross income, excluding gross income from prohibited transactions, from (a) certain investments relating to real property or mortgages on real property, including "rents from real property" and, in some circumstances, interest, or (b) some types of temporary investments; and

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  Second, each taxable year, HCP must derive at least 95% of its gross income, excluding gross income from prohibited transactions or certain hedging transactions, from the real property investments described above, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

        For these purposes, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

        Rents HCP receives from a tenant will qualify as "rents from real property" for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

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  The amount of rent must not be based in any way on the income or profits of any person from the property. However, an amount HCP receives or accrues generally will not be excluded from the term "rents from real property" solely because it is based on a fixed percentage or percentages of receipts or sales;

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  HCP, or an actual or constructive owner of 10% or more of its capital stock, must not actually or constructively own 10% or more of the interests in the assets or net profits of the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents HCP receives from such a tenant that also is its taxable REIT subsidiary, however, will not be excluded from the definition of "rents from real property" as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by its other tenants for comparable space. Whether rents paid by a taxable REIT subsidiary are substantially comparable to rents paid by other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a "controlled taxable REIT subsidiary" is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as "rents from real property." For purposes of this rule, a "controlled taxable REIT subsidiary" is a taxable REIT subsidiary in which HCP owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock;

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  Rent attributable to personal property, leased in connection with a lease of real property, must not be greater than 15% of the total rent HCP receives under the lease. If this condition is not met, then the portion of rent attributable to the personal property will not qualify as "rents from real property;" and

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  HCP generally must not operate or manage the property or furnish or render services to its tenants, subject to a 1% de minimis exception and except as provided below. HCP may, however, perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. Examples of such services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, HCP may employ an independent contractor from whom HCP derives no revenue to provide customary services, or a taxable REIT subsidiary, which may be wholly or partially owned by HCP, to provide both customary and non-customary services to its tenants without causing the rent HCP receives from those tenants to fail to qualify as "rents from real property." Any amounts HCP receives from a taxable REIT subsidiary with respect to the taxable REIT subsidiary's provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

        HCP generally does not intend to receive rent which fails to satisfy any of the above conditions. Notwithstanding the foregoing, HCP may have taken and may continue to take actions which fail to satisfy one or more of the above conditions to the extent that HCP determines, based on the advice of its tax counsel, that those actions will not jeopardize its tax status as a REIT.

        Income HCP receives that is attributable to the rental of parking spaces at its properties will constitute rents from real property for purposes of the REIT gross income tests if any services provided with respect to the parking facilities are performed by independent contractors from whom HCP derives no revenue, either directly or indirectly, or by a taxable REIT subsidiary, and certain other requirements are met. With the exception of two parking facilities HCP operates, HCP believes that the income HCP receives that is attributable to parking facilities meets these tests and, accordingly, will constitute rents from real property for purposes of the REIT gross income tests.

        From time to time, HCP enters into hedging transactions with respect to one or more of its assets or liabilities. HCP's hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Any income HCP derives from a hedging transaction will be nonqualifying income for purposes of the 75% gross income test. Except to the extent provided by Treasury Regulations, however, income from a hedging transaction, including gain from the sale or disposition of such a transaction, entered into prior to January 1, 2005 will be qualifying income for purposes of the 95% gross income test, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by it to acquire or carry real estate. Income from such a hedging transaction entered into on or after January 1, 2005 that is clearly identified as such as specified in the Code will not constitute gross income for purposes of the 95% gross income test, and therefore will be exempt from this test. The term "hedging transaction," as used above, generally means any transaction HCP enters into in the normal course of its business primarily to manage risk of interest rate changes or fluctuations with respect to borrowings made or to be made by it. To the extent that HCP hedges with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. HCP intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

        HCP believes that the aggregate amount of its nonqualifying income, from all sources, in any taxable year will not exceed the limit on nonqualifying income under the gross income tests. If HCP fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, HCP may nevertheless qualify as a REIT for the year if HCP is entitled to relief under certain provisions of the Code. Commencing with its taxable year beginning January 1, 2005, HCP generally may make use of the relief provisions if:

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  following HCP's identification of the failure to meet the 75% or 95% gross income tests for any taxable year, HCP files a schedule with the IRS setting forth each item of its gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

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  HCP's failure to meet these tests was due to reasonable cause and not due to willful neglect.

        It is not possible, however, to state whether in all circumstances HCP would be entitled to the benefit of these relief provisions. For example, if HCP fails to satisfy the gross income tests because nonqualifying income that HCP intentionally accrues or receives exceeds the limits on nonqualifying income, the IRS could conclude that its failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, HCP will not qualify as a REIT. As discussed above in "—Taxation of HCP as a Real Estate Investment Trust—General," even if these relief provisions apply, and HCP retains its status as a REIT, a tax would be imposed with respect to its nonqualifying income. HCP may not always be able to comply with the gross income tests for REIT qualification despite its periodic monitoring of its income.

  Prohibited Transaction Income

        Any gain that HCP realizes on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. HCP's gain would include any gain realized by its qualified REIT subsidiaries and its share of any gain realized by any of the partnerships or limited liability companies in which it owns an interest. This prohibited transaction income may also adversely affect HCP's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. HCP intends to hold its properties for investment with a view to long-term appreciation and to engage in the business of acquiring, developing and owning its properties. HCP has made, and may in the future make, occasional sales of properties consistent with its investment objectives. HCP does not intend to enter into any sales that are prohibited transactions. The IRS may contend, however, that one or more of these sales is subject to the 100% penalty tax.

  Like-Kind Exchanges

        HCP has in the past disposed of properties in transactions intended to qualify as like-kind exchanges under the Code, and may continue this practice in the future. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could subject it to federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

  Penalty Tax

        Any redetermined rents, redetermined deductions or excess interest HCP generates will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished by one of HCP's taxable REIT subsidiaries to any of HCP's tenants, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary of HCP for amounts paid to HCP that are in excess of the amounts that would have been deducted based on arm's-length negotiations. Rents HCP receives will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

        HCP believes that, in all instances in which its taxable REIT subsidiaries provide services to its tenants, the fees paid to such taxable REIT subsidiaries for such services are at arm's-length rates, although the fees paid may not satisfy the safe-harbor provisions referenced above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, HCP would be required to pay a 100% penalty tax on the excess of an arm's-length fee for tenant services over the amount actually paid.

  Asset Tests

        At the close of each quarter of its taxable year, HCP also must satisfy four tests relating to the nature and diversification of its assets.

        First, at least 75% of the value of HCP's total assets, including assets held by HCP's qualified REIT subsidiaries and HCP's allocable share of the assets held by the partnerships and limited liability companies in which HCP owns an interest, must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, the term "real estate assets" generally means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instrument attributable to the investment of the proceeds of a stock offering or a public debt offering with a term of at least five years, but only for the one-year period beginning on the date the REIT receives such proceeds.

        Second, not more than 25% of the value of HCP's total assets may be represented by securities other than those securities included in the 75% asset test.

        Third, of the investments included in the 25% asset class and except for certain investments in other REITs and HCP's qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer's securities may not exceed 5% of the value of HCP's total assets, and HCP may not own more than 10% of the total vote or value of the outstanding securities of any one issuer. Solely for the purposes of the 10% value test, however, certain securities including, but not limited to "straight debt" securities having specified characteristics, and loans to an individual or an estate, obligations to pay rents from real property and securities issued by a REIT, are disregarded as securities. In addition, commencing with HCP's taxable year beginning January 1, 2005, solely for purposes of the 10% value test, the determination of its interest in the assets of a partnership or limited liability company in which it owns an interest will be based on HCP's proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code. For years prior to 2001, the 10% limit applies only with respect to voting securities of any issuer and not to the value of the securities of any issuer.

        Fourth, not more than 20% of the value of HCP's total assets may be represented by the securities of one or more taxable REIT subsidiaries. The 20% asset test is effective for taxable years ending after December 31, 2000.

        HCP currently owns 100% of the outstanding stock of several subsidiaries that have elected, together with it, to be treated as taxable REIT subsidiaries. So long as these subsidiaries qualify as taxable REIT subsidiaries, HCP will not be subject to the 5% asset test, the 10% voting securities limitation or the 10% value limitation with respect to HCP's ownership of their securities. HCP may acquire securities in other taxable REIT subsidiaries in the future. HCP believes that the aggregate value of HCP's taxable REIT subsidiaries will not exceed 20% of the value of its gross assets. With respect to each issuer in which HCP currently owns an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, HCP believes that HCP's ownership of the securities of any such issuer has complied with the 5% value limitation, the 10% voting securities limitation and the 10% value limitation. No independent appraisals have been obtained to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with HCP's determinations of value. HCP also owns, and may continue to make, loans which must qualify under the "straight debt safe harbor" in order to satisfy the 10% value limitation described above. HCP believes, based on the advice of its tax counsel, that all of these loans have qualified under this safe harbor.

        The asset tests described above must be satisfied at the close of each quarter of HCP's taxable year in which it (directly or through its partnerships or limited liability companies) acquires securities in the applicable issuer, increases its ownership of securities of such issuer (including as a result of increasing its interest in a partnership or limited liability company which owns such securities), or acquires other assets. For example, HCP's indirect ownership of securities of an issuer may increase as a result of its capital contributions to a partnership or limited liability company. After initially meeting the asset tests at the close of any quarter, HCP will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If HCP fails to satisfy an asset test because HCP acquires securities or other property during a quarter (including as a result of an increase in its interests in a partnership or limited liability company), HCP can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. HCP believes that HCP has maintained and intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests. In addition, HCP intends to take such actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

        Certain relief provisions may be available to HCP if it discovers a failure to satisfy the asset tests described above after the 30 day cure period. Under these provisions, HCP will be deemed to have met the 5% and 10% REIT asset tests if the value of its nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of HCP's assets at the end of the applicable quarter or (b) $10,000,000, and (ii) HCP disposes of the nonqualifying assets or otherwise satisfies such asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or

(b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, HCP may avoid disqualification as a REIT after the 30 day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow it to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

        Although HCP believes that it has satisfied the asset tests described above and plans to take steps to ensure that it satisfies such tests for any quarter with respect to which retesting is to occur, there can be no assurance that HCP will always be successful or will not require a reduction in its overall interest in an issuer (including in a taxable REIT subsidiary). If HCP fails to cure any noncompliance with the asset tests in a timely manner and the relief provisions described above are not available, HCP would cease to qualify as a REIT. See "—Failure to Qualify" below.

  Annual Distribution Requirements

        To maintain its qualification as a REIT, HCP is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to the sum of:

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  90% of HCP's "REIT taxable income"; and

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  90% of HCP's after tax net income, if any, from foreclosure property; minus

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  the excess of the sum of specified items of HCP's non-cash income items over 5% of HCP's "REIT taxable income" as described below.

        For these purposes, HCP's "REIT taxable income" is computed without regard to the dividends paid deduction and its net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveling of stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, and like-kind exchanges that are later determined to be taxable.

        In addition, if HCP disposes of any asset it acquired from a corporation which is or has been a C corporation in a transaction in which HCP's basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation within the ten-year period following its acquisition of such asset, HCP would be required to distribute at least 90% of the after-tax gain, if any, HCP recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset, over (b) its adjusted basis in the asset, in each case, on the date HCP acquired the asset.

        HCP generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At HCP's election, a distribution will be treated as paid in a taxable year if it is declared before HCP timely files its tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the twelve-month period following the close of such year. These distributions generally are taxable to HCP's stockholders, other than tax-exempt entities, in the year in which paid. See "—Taxation of Holders of HCP Common Stock." This is so even though these distributions relate to the prior year for purposes of HCP's 90% distribution requirement.

        However, such distributions will be treated as paid by HCP in the year actually paid, for purposes of calculating the 4% excise tax.

        The amount distributed must not be preferential. To avoid being preferential, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. To the extent that HCP does not distribute all of its net capital gain, or distributes at least 90%, but less than 100%, of its "REIT taxable income," as adjusted, HCP will be required to pay tax on the undistributed amount at regular corporate tax rates. HCP believes it has made, and intends to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize its corporate tax obligations.

        HCP expects that its REIT taxable income will be less than its cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, HCP anticipates that it generally will have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. However, from time to time, HCP may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and payment of deductible expenses, and the inclusion in income and deduction of expenses in determining its taxable income. If these timing differences occur, HCP may be required to borrow funds or pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.

        Under certain circumstances, HCP may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. Thus, HCP may be able to avoid being taxed on amounts distributed as deficiency dividends. However, HCP will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

        In addition, HCP will be required to pay a 4% excise tax to the extent HCP fails to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year, at least the sum of 85% of HCP's ordinary income for such year, 95% of HCP's capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

        For purposes of the 90% distribution requirement and excise tax described above, distributions declared during the last three months of the taxable year, payable to HCP's stockholders of record on a specified date during such period, and paid during January of the following year, will be treated as paid by HCP and received by its stockholders on December 31 of the year in which they are declared.

Failure to Qualify

        Specified cure provisions may be available to HCP in the event that HCP discovers a violation of a provision of the Code that would otherwise result in its failure to qualify as a REIT. Except with respect to violations of the REIT income tests and assets tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If HCP fails to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Code do not apply, HCP will be required to pay tax, including any applicable alternative minimum tax, on its taxable income at regular corporate tax rates. Distributions to HCP's stockholders in any year in which HCP fails to qualify as a REIT will not be deductible by HCP, and HCP will not be required to distribute any amounts to its stockholders. As a result, HCP anticipates that its failure to qualify as a REIT would reduce the cash available for distribution by it to its stockholders. In addition, if HCP fails to qualify as a REIT, all distributions to HCP's stockholders will be taxable as regular corporate dividends to the extent of HCP's current and accumulated earnings and profits. In this event, subject to certain limitations under the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, HCP will also be disqualified from taxation as a REIT for the four taxable years following the year in which HCP lost its qualification. It is not possible to state whether in all circumstances HCP would be entitled to this statutory relief.

Tax Aspects of the Partnerships

  General

        HCP owns, directly or indirectly, interests in various partnerships and limited liability companies which are treated as partnerships or disregarded entities for federal income tax purposes and may own interests in additional partnerships and limited liability companies in the future. HCP's ownership interests in such partnerships and limited liability companies involve special tax considerations. These special tax considerations include, for example, the possibility that the IRS might challenge the status of one or more of the partnerships or limited liability companies in which HCP owns an interest as partnerships or disregarded entities, as opposed to associations taxable as corporations, for federal income tax purposes. If a partnership or limited liability company in which HCP owns an interest, or one or more of its subsidiary partnerships or limited liability companies, were treated as an association, it would be taxable as a corporation and would therefore be subject to an entity-level tax on its income. In this situation, the character of HCP's assets and items of gross income would change, and could prevent it from satisfying the REIT asset tests and possibly the REIT income tests. See "—Taxation of HCP as a Real Estate Investment Trust—Asset Tests" and "—Taxation of HCP as a Real Estate Investment Trust—Income Tests." This, in turn, could prevent it from qualifying as a REIT. See "—Failure to Qualify" for a discussion of the effect of HCP's failure to meet these tests. In addition, a change in the tax status of one or more of the partnerships or limited liability companies in which HCP owns an interest might be treated as a taxable event. If so, HCP might incur a tax liability without any related cash distributions.

        Treasury Regulations that apply for tax periods beginning on or after January 1, 1997, provide that a domestic business entity not otherwise organized as a corporation (an "eligible entity") may elect to be taxed as a partnership or, if owned by a single person, as a disregarded entity for federal income tax purposes. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997, will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. In addition, an eligible entity which did not exist or did not claim a classification prior to January 1, 1997, will be classified as a partnership or disregarded entity, if owned by a single person, as a for federal income tax purposes unless it elects otherwise. All of the partnerships and limited liability companies in which HCP owns an interest intend to claim classification as partnerships or disregarded entities under these Treasury Regulations. As a result, HCP believes that these partnerships and limited liability companies will be classified as partnerships or disregarded entities for federal income tax purposes.

  Allocations of Income, Gain, Loss and Deduction

        A partnership or limited liability company agreement generally will determine the allocation of income and losses among partners or members. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the related Treasury Regulations. Generally, Section 704(b) of the Code and the related Treasury Regulations require that partnership and limited liability company allocations respect the economic arrangement of the partners and members. If an allocation is not recognized for federal income tax purposes, the relevant item will be reallocated according to the partners' or members' interests in the partnership or limited liability company, as the case may be. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to such item. The allocations of taxable income and loss in each of the partnerships and limited liability companies in which HCP owns an interest are intended to comply with the requirements of Section 704(b) of the Code and the applicable Treasury Regulations.

  Tax Allocations with Respect to the Properties

        Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership or limited liability company in exchange for an interest in the partnership or limited liability company must be allocated in a manner so that the contributing partner or member is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or loss generally is equal to the difference between the fair market value and the adjusted tax basis of the contributed property at the time of contribution. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners or members. Some of the partnerships and/or limited liability companies in which HCP owns an interest were formed by way of contributions of appreciated property. The relevant partnership and/or limited liability company agreements require that allocations be made in a manner consistent with Section 704(c) of the Code. This could cause HCP to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to it if the contributed properties were acquired in a cash purchase, and could cause it to be allocated taxable gain upon a sale of the contributed properties in excess of the economic or book income allocated to it as a result of such sale. These adjustments could make it more difficult for HCP to satisfy the REIT distribution requirements.

Other Tax Consequences

        HCP may be required to pay tax in various state or local jurisdictions, including those in which HCP transacts business. In addition, HCP's state and local tax treatment may not conform to the federal income tax consequences discussed above.

Tax Liabilities and Attributes Inherited From CRP

        If CRP failed to qualify as a REIT for any of its taxable years, it would be required to pay federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless statutory relief provisions apply, CRP would be disqualified from treatment as a REIT for the four taxable years following the year during which it lost qualification. Because the merger will be treated for income tax purposes as if CRP sold all of its assets in a taxable transaction, if CRP did not qualify as a REIT for the tax year of the merger, it would be subject to tax in respect of the built-in gain in all of its assets because it would not be eligible for the dividends paid deduction that is available to a REIT. "Built-in gain" generally means the excess of the fair market value of an asset over its adjusted tax basis. HCP, as successor-in-interest to CRP, would be required to pay these taxes. Furthermore, after the merger, the asset and income tests described in "Taxation of HCP as a Real Estate Investment Trust—Asset Tests" and "Taxation of HCP as a Real Estate Investment Trust—Income Tests" will apply to all of HCP's assets, including the assets HCP acquires from CRP, and to all of HCP's income, including the income derived from the assets HCP acquires from CRP. As a result, the nature of the assets that HCP acquires from CRP and the income HCP derives from those assets may have an effect on HCP's tax status as a REIT.

        Qualification as a REIT requires CRP to satisfy numerous requirements, some on an annual and others on a quarterly basis, as described above with respect to HCP. There are only limited judicial and administrative interpretations of these requirements and qualification as a REIT involves the determination of various factual matters and circumstances which were not entirely within CRP's control.

        It is a condition to the closing of the merger that Greenberg Traurig, LLP, CRP's REIT counsel, render an opinion to HCP, dated as of the closing date of the merger, to the effect that CRP qualified as a REIT under the Code for the taxable years ending December 31, 1999 through December 31, 2005, CRP is organized in conformity with the requirements for qualification as a REIT, and CRP's method of operation has enabled CRP to satisfy the requirements for qualification as a REIT under the Code for the taxable years ending on or prior to the closing date of the merger. This opinion will be based on various assumptions and representations as to factual matters, including representations made by CRP in a factual certificate provided by one of its officers, as well as other oral and written statements of officers and other representatives of CRP and others as to the existence and consequence of certain factual and other matters. CRP's ability to achieve and maintain qualification as a REIT through the closing date of the merger depends upon its ability to achieve and maintain certain diversity of stock ownership requirements and, through actual annual operating results, certain requirements under the Code regarding its income, assets and distribution levels. No assurance can be given that the actual ownership of CRP's stock and its actual operating results and distributions for any taxable year satisfy the tests necessary for CRP to have achieved and maintained its status as a REIT.

Tax Liabilities and Attributes Inherited from the Advisor

        Concurrently with the merger, the Advisor will merge with and into Ocean Acquisition 2, LLC, or Ocean 2, a wholly owned subsidiary of HCP, pursuant to the Agreement and Plan of Merger, dated as of May 1, 2006, by and among HCP, the Advisor, the stockholders of the Advisor and Ocean 2, which we refer to as the Advisor merger. As a result of the Advisor merger, HCP will succeed to the assets and the liabilities of the Advisor, including any liabilities for unpaid taxes and any tax liabilities created in connection with the Advisor merger. It is a condition to the closing of the Advisor merger that HCP receive an opinion of its counsel, Sullivan & Cromwell LLP, and that the Advisor and the Advisor stockholders receive an opinion of their counsel, Arnold & Porter LLP, substantially to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinions, for federal income tax purposes the Advisor merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. To the extent that the Advisor merger so qualifies, no gain or loss will be recognized by the Advisor or HCP in the Advisor merger. HCP's tax basis in the Advisor's assets acquired in merger will be equal to the Advisor's tax basis in such assets immediately prior to the merger. If HCP disposes of such assets in a taxable transaction during the ten-year period beginning on the date of the Advisor merger, then HCP will be required to pay tax at the highest regular corporate tax rate on the gain recognized to the extent of the excess of (a) the fair market value of the asset over (b) HCP's adjusted basis in the asset, in each case determined as of the date of the Advisor merger. The opinions of counsel to be delivered in connection with the Advisor merger represent the best legal judgment of counsel to HCP and counsel to the Advisor and the Advisor stockholders and are not binding on the IRS or the courts. Neither HCP nor the Advisor has requested nor will request a ruling from the IRS as to the tax consequences of the Advisor merger, and there can be no assurance that the IRS will agree with the conclusions in the above-described opinions.

        If the Advisor merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, the Advisor merger would be treated as a sale of the Advisor's assets to HCP in a taxable transaction, and the Advisor would recognize taxable gain. In such a case, HCP, as the Advisor's successor-in-interest, would be required to pay the tax on any such gain. In addition, HCP's tax basis in the Advisor's assets would be equal to the merger consideration paid to the Advisor stockholders, which could be higher than the tax basis of such assets if the Advisor merger qualified as a reorganization. This higher tax basis would cause HCP to have higher depreciation deductions and lower gain on the sale of the Advisor assets.

        As a result of the Advisor merger and assuming it qualifies as a reorganization under the Code, HCP will succeed to the tax attributes and earnings and profits of the Advisor. To qualify as a REIT, HCP must distribute any such earnings and profits by the close of the taxable year in which the Advisor merger occurs. Any adjustments of the Advisor's income for taxable years ending on or before the Advisor merger, including as a result of an examination of the Advisor's tax returns by the IRS, could affect the calculation of the Advisor's earnings and profits. If the IRS were to determine that HCP acquired earnings and profits from the Advisor that it failed to distribute prior to the end of the taxable year in which the Advisor merger occurs, HCP could avoid disqualification as a REIT by using

"deficiency dividend" procedures. Under these procedures, HCP generally would be required to distribute any such earnings and profits to its stockholders within 90 days of the determination and pay a statutory interest charge at a specified rate to the IRS.

Taxation of Holders of HCP's Common Stock

  Taxation of Taxable U.S. Stockholders Generally

        Distributions Generally.    Distributions out of HCP's current or accumulated earnings and profits will be treated as dividends and, other than capital gain dividends, and certain amounts that have previously been subject to corporate level tax, discussed below, will be taxable to HCP's taxable U.S. stockholders as ordinary income. See "—Tax Rates" below. As long as HCP qualifies as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. For purposes of determining whether distributions to holders of HCP common stock are out of current or accumulated earnings and profits, HCP's earnings and profits will be allocated first to HCP's outstanding preferred stock and then to HCP's outstanding common stock.

        To the extent that HCP makes distributions on its common stock in excess of its current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to a U.S. stockholder. This treatment will reduce the U.S. stockholder's adjusted tax basis in its shares of HCP common stock by the amount of the distribution, but not below zero. Distributions in excess of HCP's current and accumulated earnings and profits and in excess of a U.S. stockholder's adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends HCP declares in October, November, or December of any year and which are payable to a stockholder of record on a specified date in any of these months will be treated as both paid by it and received by the stockholder on December 31 of that year, provided HCP actually pays the dividend on or before January 31 of the following year. U.S. stockholders may not include in their own income tax returns any of HCP's net operating losses or capital losses.

        Capital Gain Dividends.    Dividends that HCP properly designates as capital gain dividends will be taxable to HCP's taxable U.S. stockholders as a gain from the sale or disposition of a capital asset, to the extent that such gain does not exceed HCP's actual net capital gain for the taxable year. These gains may be taxable to non-corporate U.S. stockholders at a 15% or 25% rate. U.S. stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income. If HCP properly designates any portion of a dividend as a capital gain dividend then, except as otherwise required by law, HCP is required by the terms of its corporate charter to allocate a portion of the total capital gain dividends paid or made available to holders of all classes of HCP's stock for the year to the holders of HCP preferred stock in proportion to the amount that HCP's total dividends, as determined for United States federal income tax purposes, paid or made available to the holders of such stock for the year bears to the total dividends, as determined for United States federal income tax purposes, paid or made available to holders of all classes of HCP's stock for the year.

        Retention of Net Capital Gains.    HCP may elect to retain, rather than distribute as a capital gain dividend, all or a portion of HCP's net capital gains. If HCP makes this election, HCP would pay tax on HCP's retained net capital gains. In addition, to the extent HCP so elects, a U.S. stockholder generally would:

  •
  include its pro rata share of HCP's undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of HCP's taxable year falls, subject to certain limitations as to the amount that is includable;

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  be deemed to have paid the capital gains tax imposed on it on the designated amounts included in the U.S. stockholder's long-term capital gains;

  •
  receive a credit or refund for the amount of tax deemed paid by it;

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  increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

  •
  in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

        Passive Activity Losses and Investment Interest Limitations.    Distributions HCP makes and gain arising from the sale or exchange by a U.S. stockholder of HCP's shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any "passive losses" against this income or gain. A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of stock and qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount. Other distributions made by HCP, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

        Dispositions of HCP's Common Stock.    If a U.S. stockholder sells or disposes of shares of HCP common stock to a person other than HCP (or to HCP in a manner that qualifies as a redemption for federal income tax purposes), it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder's adjusted basis in the shares for tax purposes. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder has held the common stock for more than one year. If, however, a U.S. stockholder recognizes loss upon the sale or other disposition of HCP common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. stockholder received distributions from it which were required to be treated as long-term capital gains.

  Backup Withholding

        HCP reports to HCP's U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide HCP with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's federal income tax liability. In addition, HCP may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See "—Taxation of Non-U.S. Stockholders."

  Tax Rates

        The maximum tax rate for non-corporate taxpayers for (1) capital gains, including certain "capital gain dividends," has generally been reduced to 15% (although depending on the characteristics of the assets which produced these gains and on designations which HCP may make, certain capital gain dividends may be taxed at a 25% rate) and (2) "qualified dividend income" has generally been reduced to 15%. In general, dividends payable by REITs are not eligible for the reduced tax rate on corporate dividends, except to the extent that certain holding requirements have been met and the REIT's dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries), to income that was subject to tax at the corporate/REIT level (for example, if it distributed taxable income that it retained and paid tax on in the prior taxable year) or to dividends properly designated by the REIT as "capital gain dividends." The currently applicable provisions of the United States federal income tax laws relating to the 15% tax rate are currently scheduled to "sunset" or revert to the provisions of prior law effective for taxable years beginning after December 31, 2010, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income.

  Taxation of Tax-Exempt Stockholders

        Dividend income from HCP and gain arising upon a sale of HCP common stock generally will not be unrelated business taxable income to a tax-exempt stockholder, except as described below. This income or gain will be unrelated business taxable income, however, if a tax-exempt stockholder holds its shares as "debt-financed property" within the meaning of the Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, "debt-financed property" is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

        For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in HCP's shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in HCP's shares. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

        Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" may be treated as unrelated business taxable income as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a "pension-held REIT" if it is able to satisfy the "not closely held" requirement without relying on the "look-through" exception with respect to certain trusts or if such REIT is not "predominantly held" by "qualified trusts." As a result of limitations on the transfer and ownership of stock contained in HCP's charter, HCP does not expect to be classified as a "pension-held REIT," and as a result, the tax treatment described in this paragraph should be inapplicable to HCP's stockholders. However, because HCP's stock is publicly traded, HCP cannot guarantee that this will always be the case.

  Taxation of Non-U.S. Stockholders

        The following discussion addresses the rules governing United States federal income taxation of the ownership and disposition of HCP common stock by non-U.S. stockholders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income taxation that may be relevant to a non-U.S. stockholder in light of its particular circumstances and does not address any state, local or foreign tax consequences. HCP urges non-U.S. stockholders to consult their tax advisors to determine the impact of federal, state, local and foreign income tax laws on the purchase, ownership, and disposition of shares of HCP common stock, including any reporting requirements.

        Distributions Generally.    Distributions that are neither attributable to gain from HCP's sale or exchange of United States real property interests nor designated by it as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of HCP's current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless the distributions are treated as effectively connected with the conduct by the non-U.S. stockholder of a United States trade or business. Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with such a trade or business will be subject to tax on a net basis at graduated rates, in the same manner as dividends paid to U.S. stockholders are subject to tax, and are generally not subject to withholding. Any such dividends received by a non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        HCP expects to withhold United States income tax at the rate of 30% on any distributions made to a non-U.S. stockholder unless:

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  a lower treaty rate applies and the non-U.S. stockholder files with it an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate; or

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  the non-U.S. stockholder files an IRS Form W-8ECI with it claiming that the distribution is income effectively connected with the non-U.S. stockholder's trade or business.

        Distributions in excess of HCP's current and accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that such distributions do not exceed the non-U.S. stockholder's adjusted basis in HCP common stock, but rather will reduce the adjusted basis of such common stock. To the extent that these distributions exceed a non-U.S. stockholder's adjusted basis in HCP common stock, they will give rise to gain from the sale or exchange of such stock. The tax treatment of this gain is described below.

        For withholding purposes, HCP expects to treat all distributions as made out of HCP's current or accumulated earnings and profits. However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of HCP's current and accumulated earnings and profits.

        Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests.    Distributions to a non-U.S. stockholder that HCP properly designates as capital gain dividends, other than those arising from the disposition of a United States real property interest, generally should not be subject to United States federal income taxation, unless:

  (1)
  the investment in HCP common stock is treated as effectively connected with the non-U.S. stockholder's United States trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or

  (2)
  the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

        Pursuant to the Foreign Investment in Real Property Tax Act, which is referred to as "FIRPTA," distributions to a non-U.S. stockholder that are attributable to gain from HCP's sale or exchange of United States real property interests (whether or not designated as capital gain dividends) will cause the non-U.S. stockholder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. stockholders would generally be taxed at the same rates applicable to U.S. stockholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. HCP also will be required to withhold and to remit to the IRS 35% of any distribution to a non-U.S. stockholder that is designated as a capital gain dividend, or, if greater, 35% of a distribution to the non-U.S. stockholder that could have been designated as a capital gain dividend. The amount withheld is creditable against the non-U.S. stockholder's United States federal income tax liability. However, any distribution with respect to any class of stock which is regularly traded on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 35% U.S. withholding tax described above, if the non-United States stockholder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions will be treated as ordinary dividend distributions.

        Retention of Net Capital Gains.    Although the law is not clear on the matter, it appears that amounts designated by HCP as retained capital gains in respect of the common stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by HCP of capital gain dividends. Under this approach, a non-U.S. stockholder would be able to offset as a credit against its United States federal income tax liability resulting from its proportionate share of the tax paid by it on such retained capital gains, and to receive from the IRS a refund to the extent its proportionate share of such tax paid by it exceeds their actual United States federal income tax liability.

        Sale of HCP's Common Stock.    Gain recognized by a non-U.S. stockholder upon the sale or exchange of HCP common stock generally will not be subject to United States federal income taxation unless such stock constitutes a "United States real property interest" within the meaning of FIRPTA. HCP common stock will not constitute a "United States real property interest" so long as HCP is a "domestically-controlled qualified investment entity." A "domestically-controlled qualified investment entity" includes a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. stockholders. HCP believes, but cannot guarantee, that HCP has been a "domestically-controlled qualified investment entity." Even if HCP has been a "domestically-controlled qualified investment entity," because HCP's capital stock is publicly traded, no assurance can be given that HCP will continue to be a "domestically-controlled qualified investment entity."

        Notwithstanding the foregoing, gain from the sale or exchange of HCP common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. stockholder if either (1) the investment in HCP common stock is treated as effectively connected with the non-U.S. stockholder's United States trade or business or (2) the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met. In addition, even if HCP is a domestically controlled qualified investment entity, upon disposition of HCP common stock (subject to the 5% exception applicable to "regularly traded" stock described below), a non-U.S. stockholder may be treated as having gain from the sale or exchange of United States real property interest if the non-U.S. stockholder (1) disposes of HCP common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a United States real property interest and (2) acquires, or enters into a contract or option to acquire, other shares of HCP's common stock within 30 days after such ex-dividend date.

        Even if HCP does not qualify as a "domestically-controlled qualified investment entity" at the time a non-U.S. stockholder sells or exchanges HCP common stock, gain arising from such a sale or exchange would not be subject to United States taxation under FIRPTA as a sale of a "United States real property interest" if:

(1)
HCP common stock is "regularly traded," as defined by applicable Treasury regulations, on an established securities market such as the NYSE; and

(2)
such non-U.S. stockholder owned, actually and constructively, 5% or less of HCP common stock throughout the five-year period ending on the date of the sale or exchange.

        If gain on the sale or exchange of HCP common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular United States federal income tax with respect to such gain in the same manner as a taxable U.S. stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the common stock would be required to withhold and remit to the IRS 10% of the purchase price.

        Backup Withholding Tax and Information Reporting.    Generally, HCP must report annually to the IRS the amount of dividends paid to a non-U.S. stockholder, such holder's name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. stockholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. stockholder's country of residence.

        Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. stockholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either HCP or its paying agent has actual knowledge, or reason to know, that a stockholder is a United States person.

        Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.

  Other Tax Consequences

        State, local and foreign income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction. You should consult your tax advisor regarding the effect of state, local and foreign tax laws with respect to HCP's tax treatment as a REIT and on an investment in HCP common stock.

REIT Qualification of HCP and CRP

        As a condition to the completion of the merger, Latham & Watkins, LLP, special tax counsel to HCP, will deliver an opinion to CRP that HCP was organized and has operated in conformity with the requirements for qualification as a REIT under the Internal Revenue Code of 1954 for its taxable years ending December 31, 1985 and 1986 and in conformity with the requirements for qualifications as a REIT under the Code, commencing with its taxable year ending December 31, 1987, and that its proposed method of operation will enable HCP to continue to meet the requirements for qualification and taxation as a REIT under the Code.

        The opinion of Latham & Watkins, LLP relies upon customary representations made by HCP about factual matters relating to the organization and operation of HCP and its subsidiaries.

        It is a condition to the closing of the merger that Greenberg Traurig, LLP, CRP's REIT counsel, render an opinion to HCP, dated as of the closing date of the merger, to the effect that, CRP qualified as a REIT under the Code for the taxable years ending December 31, 1999 through December 31, 2005, CRP is organized in conformity with the requirements for qualification as a REIT, and CRP's method of operations has enabled CRP to satisfy the requirements for qualification as a REIT under the Code for the taxable years ending on or prior to the closing date of the merger. This opinion will be based on various assumptions and representations as to factual matters, including representations made by CRP in a factual certificate provided by one of its officers, as well as other oral and written statements of officers and other representatives of CRP and others as to the existence and consequence of certain factual and other matters.

INFORMATION ABOUT HCP AND MERGER SUB

Health Care Property Investors, Inc.

        Health Care Property Investors, Inc., or HCP, together with its consolidated subsidiaries and joint ventures, invests primarily in real estate serving the healthcare industry in the United States. HCP is a Maryland corporation organized to qualify as a real estate investment trust, or REIT, in 1985. HCP is headquartered in Long Beach, California, with operations in Nashville, Tennessee, and its portfolio includes, as of March 31, 2006, interests in 534 properties in 42 states and consists of 138 senior housing facilities, 185 medical office buildings, 29 hospitals, 156 skilled nursing facilities and 26 other healthcare facilities. HCP acquires healthcare facilities and leases them to healthcare providers and provides mortgage financing secured by healthcare facilities. HCP's portfolio includes: (1) senior housing, including independent living facilities, assisted living facilities, and continuing care retirement communities; (2) medical office buildings; (3) hospitals; (4) skilled nursing facilities; and (5) other healthcare facilities, including laboratory and office buildings.

        HCP's executive offices are located at 3760 Kilroy Airport Way, Suite 300, Long Beach, CA 90806 and its telephone number is (562) 733-5100. For additional information on HCP, see "Where You Can Find More Information" on page 183.

Ocean Acquisition 1, Inc.

        Ocean Acquisition 1, Inc., or Merger Sub, is a Maryland corporation, recently organized as a wholly-owned subsidiary of HCP solely for the purpose of effecting the merger. It has no material assets and has not engaged in any activities except in connection with the merger. Merger Sub's executive offices are located at 3760 Kilroy Airport Way, Suite 300, Long Beach, CA 90806 and its telephone number is (562) 733-5100.

INFORMATION ABOUT CRP

CRP's Business

  General

        CNL Retirement Properties, Inc., or CRP, was organized on December 22, 1997 as a Maryland corporation, and elected to be taxed as a REIT commencing with its taxable year ending December 31, 1999. Through its wholly-owned subsidiaries, consolidated partnerships and joint ventures, CRP primarily acquires, develops, manages and owns real estate properties. CRP is one of the nation's largest investors in healthcare-related real estate, investing primarily in properties related to senior housing and healthcare facilities located across the United States. The properties include independent living, assisted living and skilled nursing facilities, continuing care retirement communities and life care communities, medical office buildings, walk-in clinics, free standing ambulatory surgery centers, specialty or general hospitals and other types of healthcare-related facilities. As of March 31, 2006, CRP had invested $3.7 billion in 271 properties located in 33 states, consisting of 185 senior housing facilities and 86 medical facilities, including two specialty hospitals and two walk-in clinics. As of March 31, 2006, CRP also owned two senior housing facilities and a parcel of land that CRP held for sale. CRP leases its senior housing properties on a long-term (generally 15 years), triple-net basis and its medical facilities on either a triple-net or gross basis generally over 5 to 15 years.

        CRP's executive offices are located at the CNL Center II at City Commons, 420 South Orange Avenue, Suite 500, Orlando, Florida 32801 and its telephone number is (407) 650-1000.

        CNL Retirement Corp., or the Advisor, is CRP's advisor and provides management, acquisition, advisory and administrative services to CRP.

        Since CRP's inception it has made five best efforts public offerings of common stock and received aggregate subscriptions of $2.7 billion. CRP's fifth public offering closed on March 26, 2006.

        CRP operates in one business segment which is the ownership, development, management and leasing of healthcare-related real estate.

  CRP's Investment Objectives and Policies

        CRP's charter provides that CRP's primary investment objectives are to preserve, protect, and enhance CRP's assets while (i) making quarterly distributions; (ii) obtaining fixed income through the receipt of base rent, and increasing CRP's income (and distributions) and providing protection against inflation through automatic fixed increases in base rent or increases in base rent based on increases in consumer price indices over the terms of the leases, and obtaining fixed income through the receipt of payments on mortgage loans and secured equipment leases; (iii) continuing to qualify as a REIT for federal income tax purposes; and (iv) providing stockholders of CRP with liquidity of their investment, either in whole or in part, on or before December 31, 2008, through (a) listing, or, (b) if listing does not occur by December 31, 2008, the commencement of orderly sales of CRP's assets, outside the ordinary course of business and consistent with its objective of qualifying as a REIT, and distribution of the proceeds thereof. The sheltering from tax of income from other sources is not an objective of CRP. If CRP is successful in achieving its investment and operating objectives, the stockholders (other than tax-exempt entities) are likely to recognize taxable income in each year. While there is no order of priority intended in the listing of CRP's objectives, stockholders should realize that the ability of CRP to meet these objectives may be severely handicapped by any lack of diversification of CRP's investments and the terms of the leases.

        In the event the merger is not consummated, CRP intends to meet its objectives through its investment policies by purchasing interests in carefully selected, well-located properties either directly, or indirectly through the acquisition of interests in entities which own such properties or interests therein, and leasing the properties primarily on a "triple-net" basis (which means that the tenant will be responsible for paying the cost of all repairs, maintenance, property taxes, and insurance) to tenants under leases generally requiring the tenant to pay base annual rent with automatic fixed increases in base rent or increases in base rent based on increases in consumer price indices over the term of the lease. CRP may also invest in medical office buildings and expects leases relating to medical office buildings will be on a "gross" basis. In addition, if the merger is not consummated, CRP may offer mortgage loans and secured equipment leases to operators, and CRP may also invest a small portion of its total assets in equity interests in businesses that provide services to or are otherwise ancillary to the retirement industry.

        In accordance with its investment policies, CRP intends, unless the merger is consummated, to invest in properties whose tenants are operators to be selected by CRP, or whose tenants have contracted with third-party operators approved by CRP, based upon recommendations by the Advisor. With respect to investments in medical office buildings, CRP intends, unless the merger is consummated, to contract with third-party property managers. Although there is no limit on the number of properties of a particular tenant or operator which CRP may acquire, CRP's board of directors, including a majority of the independent directors, will review CRP's properties and potential investments in terms of geographic, facility type, tenant, operator and brand diversification. Potential mortgage loan borrowers and secured equipment lease lessees or borrowers will similarly be operators selected or approved by CRP, following the Advisor's recommendations. CRP has undertaken, consistent with its objective of qualifying as a REIT for federal income tax purposes, to ensure that the value of all secured equipment leases, in the aggregate, will not exceed 25% of CRP's total assets, while secured equipment leases to any single lessee or borrower, in the aggregate, will not exceed 5% of CRP's total assets. It is intended that any future investments will be made in properties, mortgage loans, other permitted investments and secured equipment leases in various locations in an attempt to achieve diversification and thereby minimize the effect of changes in local economic conditions and certain other risks.

        The investment objectives of CRP may not be changed without the approval of stockholders owning a majority of the shares of outstanding common stock. CRP's bylaws require the independent directors to review CRP's investment policies at least annually to determine that the policies are in the best interests of the stockholders. The determination must be set forth in the minutes of CRP's board of directors along with the basis for such determination. CRP's directors (including a majority of the independent directors) have the right, without a stockholder vote, to alter CRP's investment policies but only to the extent consistent with CRP's investment objectives and investment limitations. See "Certain Investment Limitations" below.

  Certain Investment Limitations

        In addition to other investment restrictions imposed by CRP's board of directors from time to time, consistent with CRP's objective of qualifying as a REIT, CRP's charter or bylaws provide for the following limitations on CRP's investments:

          1.     Not more than 10% of CRP's total assets can be invested in unimproved real property or mortgage loans on unimproved real property. For purposes of this paragraph, "unimproved real property" does not include any property under construction, under contract for development or planned for development within one year.

          2.     CRP cannot invest in commodities or commodity future contracts. This limitation is not intended to apply to interest rate futures, when used solely for hedging purposes.

          3.     CRP cannot invest in or make mortgage loans unless an appraisal is obtained concerning the underlying property. Mortgage indebtedness on any property cannot exceed such property's appraised value. In cases in which a majority of the independent directors so determine, and in all cases in which the mortgage loan involves the Advisor, CRP's directors, or CRP's affiliates, such appraisal must be obtained from an independent expert concerning the underlying property. Such appraisal must be maintained in CRP's records for at least five years, and must be available for inspection and duplication by any stockholder. In addition to the appraisal, a mortgagee's or owner's title insurance policy or commitment as to the priority of the mortgage or condition of the title must be obtained.

          4.     CRP may not make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all mortgage loans outstanding on the property, including the loans of CRP, would exceed an amount equal to 85% of the appraised value of the property as determined by appraisal unless substantial justification exists because of the presence of other underwriting criteria. For purposes of this paragraph, the "aggregate amount of all mortgage loans outstanding on the property, including the loans of CRP" includes all interest (excluding contingent participation in income and/or appreciation in value of the mortgaged property), the current payment of which may be deferred pursuant to the terms of such loans, to the extent that deferred interest on each loan exceeds 5% per annum of the principal balance of the loan.

          5.     CRP may not invest in indebtedness, or junior debt, secured by a mortgage on real property which is subordinate to the lien or other indebtedness, or senior debt, except where the amount of such junior debt, plus the outstanding amount of the senior debt, does not exceed 90% of the appraised value of such property, if after giving effect thereto, the value of all such investments of CRP (as shown on the books of CRP in accordance with generally accepted accounting principles after all reasonable reserves but before provision for depreciation) would not then exceed 25% of CRP's net assets. The value of all investments in junior debt of CRP which does not meet the aforementioned requirements is limited to 10% of CRP's tangible assets (which is included within the 25% limitation).

          6.     CRP may not engage in any short sale, or borrow, on an unsecured basis, if such borrowing will result in an asset coverage of less than 300%, except that such borrowing limitation shall not apply to a first mortgage trust. "Asset coverage," for the purpose of this paragraph, means the ratio which the value of the total assets of an issuer, less all liabilities and indebtedness except indebtedness for unsecured borrowings, bears to the aggregate amount of all unsecured borrowings of such issuer.

          7.     CRP may not incur any indebtedness which would result in an aggregate amount of leverage in excess of 300% of net assets.

          8.     CRP may not make or invest in any mortgage loans that are subordinate to any mortgage, other indebtedness or equity interest of the Advisor, CRP's directors or CRP's affiliates.

          9.     CRP may not invest in equity securities unless a majority of CRP's directors (including a majority of independent directors) not otherwise interested in such transaction approve the transaction as being fair, competitive, and commercially reasonable and determine that the transaction will not jeopardize CRP's ability to qualify and remain qualified as a REIT. Investments in entities affiliated with the Advisor, a director of CRP, CRP, or CRP's affiliates thereof are subject to the restrictions on joint venture investments. In addition, CRP cannot invest in any security of any entity holding investments or engaging in activities prohibited by CRP's charter.

          10.   CRP may not issue (i) equity securities redeemable solely at the option of the holder (except that stockholders may offer their shares to CRP under certain circumstances); (ii) debt securities unless the historical debt service coverage (in the most recently completed fiscal year), as adjusted for known charges, is sufficient to service that higher level of debt properly; (iii) shares on a deferred payment basis or under similar arrangements; (iv) non-voting or assessable securities; or

  (v) options, warrants, or similar evidences of a right to buy its securities (collectively, "options"); provided however that options may be issued (1) to all of its stockholders ratably, (2) as part of a financing arrangement, or (3) as part of a stock option plan available to CRP's directors, officers, or employees of CRP or the Advisor. Options may not be issued to the Advisor, CRP's directors or any affiliate of CRP thereof except on the same terms as such options are sold to the general public. Options may be issued to persons other than the Advisor, CRP's directors or any affiliate thereof but not at exercise prices less than the fair market value of the underlying securities on the date of grant and not for consideration that, in the judgment of the independent directors, has a market value less than the value of such option on the date of grant. Options issuable to the Advisor, CRP's directors or any affiliate thereof cannot exceed 10% of CRP's outstanding shares on the date of grant.

          11.   A majority of CRP's directors must authorize the consideration to be paid for each property, based on the fair market value of the property. If a majority of the independent directors determine, or if the property is acquired from the Advisor, a director of CRP, or affiliates thereof, such fair market value must be determined by an independent expert selected by the independent directors.

          12.   CRP does not engage in underwriting or the agency distribution of securities issued by others or in trading, as compared to investment activities.

          13.   CRP does not invest in real estate contracts of sale unless such contracts of sale are in recordable form and appropriately recorded in the chain of title.

          14.   CRP does not invest in any foreign currency or bullion or engage in short sales.

          15.   CRP does not issue senior securities except notes to banks and other lenders and preferred shares.

          16.   CRP does not make loans to the Advisor or its affiliates, except (A) mortgage loans subject to the restrictions governing mortgage loans in CRP's charter (including the requirement to obtain an appraisal from an independent expert) or (B) to wholly owned subsidiaries of CRP.

          17.   CRP does not operate so as to be classified as an "investment company" under the Investment Company Act of 1940, as amended.

          18.   CRP does not make any investments that CRP believes will be inconsistent with its objective of qualifying as a REIT.

        The foregoing limitations may not be modified or eliminated without the approval of a majority of the shares of CRP's outstanding common stock.

  Standards for Investment in Individual Properties

        Selection of Tenants, Operators and Property Managers.    The selection of tenants, operators and property managers by the Advisor, as approved by CRP's board of directors, will be based on a number of factors which may include: an evaluation of the operations of their properties, the number of properties operated or managed, the relationship of average revenue per available unit (or bed) to the average capital cost per unit (or bed) for each retirement facility operated, the relative competitive position among the same types of properties offering similar services, market penetration, the relative financial success of the operator in the geographic area in which the property is located, overall historical financial performance of the tenant and operator, the management capability of the operator or property manager, and the prior experience of the tenant, operator or property manager in leasing, operating and managing similar properties.

        Selection of Properties.    In making investments in properties, the Advisor will consider relevant real property and financial factors, including the condition, use, and location of the property, income-producing capacity, and the prospects for long-term appreciation. The proper location, design and amenities are important to the success of a property.

        In selecting specific properties, the Advisor, as approved by CRP's board of directors, will apply the following minimum standards:

          1.     Each property will be in what the Advisor believes is a prime location for that type of property.

          2.     Base (or minimum) annual rent will provide a specified minimum return on CRP's cost of purchasing, and if applicable, developing the property, and the lease also may provide for automatic fixed increases in base rent at specified times or increases in the base rent based on increases in consumer price indices over the term of the lease. In addition, certain leases related to retirement facilities may provide for the payment of additional rent based on achieving specified operating performance thresholds.

          3.     The initial lease term typically will be at least ten to 20 years, or in the case of direct financing leases, up to 35 years. With respect to medical office buildings, the initial lease term typically will be five to 15 years.

          4.     In general, CRP will not acquire a property if its board of directors, including a majority of the independent directors, determines that the acquisition would adversely affect CRP in terms of geographic, property type or chain diversification.

  Joint Venture Arrangements

        Subject to certain restrictions contained in the merger agreement on the conduct of CRP's business prior to the merger, CRP has and may continue to enter into joint ventures, partnerships and limited liability companies as an alternative method to investing directly in real estate. If for any reason CRP is unable to consummate the proposed merger, it may pursue one or more strategic transactions and/or continued implementation of its primary business strategy. There can be no assurance as to the completion, timing or terms of any other strategic transaction.

        CRP may enter into a joint venture to purchase and hold for investment a property with various unaffiliated persons or entities or with another program formed by the principals of CRP or the Advisor or their affiliates, if a majority of CRP's directors, including a majority of the independent directors, not otherwise interested in the transaction determine that the investment in the joint venture is fair and reasonable to CRP and on substantially the same terms and conditions as those to be received by the co-venturer or co-venturers. CRP may take more or less than a 50% interest in any joint venture, subject to obtaining the requisite approval of CRP's directors.

        Under the terms of each joint venture agreement, it is anticipated that CRP and each joint venture partner would be jointly and severally liable for all debts, obligations, and other liabilities of the joint venture, and CRP and each joint venture partner would have the power to bind each other with any actions they take within the scope of the joint venture's business. In addition, it is expected that the Advisor or its affiliates would be entitled to reimbursement, at cost, for actual expenses incurred by the Advisor or its affiliates on behalf of the joint venture. Events of dissolution will include the bankruptcy, insolvency, or termination of any co-venturer, sale of the property owned by the joint venture, mutual agreement of CRP and its joint venture partner to dissolve the joint venture, and the expiration of the term of the joint venture. The joint venture agreement typically restricts each venturer's ability to sell, transfer, or assign its joint venture interest without first offering it for sale to its co-venturer. In addition, in any joint venture with another program sponsored by the Advisor or its affiliates, where such arrangements are entered into for the purpose of purchasing and holding properties for investment, in the event that one party desires to sell the property and the other party does not desire to sell, either party will have the right to trigger dissolution of the joint venture by sending a notice to the other party. The notice will establish the price and terms for the sale or purchase of the other party's interest in the joint venture to the other party. The joint venture agreement will grant the receiving party the right to elect either to purchase the other party's interest on the terms set forth in the notice or to sell its own interest on such terms.

        The following paragraphs describe the allocations and distributions under the expected terms of the joint venture agreement for any joint venture in which CRP and its co-venturer each have a 50% ownership interest. In any other case, the allocations and distributions are expected to be similar to those described below, except that allocations and distributions which are described below as being made 50% to each co-venturer will instead be made in proportion to each co-venturer's respective ownership interest.

        Under the terms of each joint venture agreement, operating profits and losses generally will be allocated 50% to each co-venturer. Profits from the sale or other disposition of joint venture property first will be allocated to any co-venturers with negative capital account balances in proportion to such balances until such capital accounts equal zero, and thereafter 50% to each co-venturer. Similarly, losses from the sale or other disposition of joint venture property first will be allocated to joint venture partners with positive capital account balances in proportion to such balances until such capital accounts equal zero, and thereafter 50% to each co-venturer. Notwithstanding any other provisions in the joint venture agreement, income, gain, loss, and deductions with respect to any contributed property will be shared in a manner which takes into account the variation between the basis of such property and its fair market value at the time of contribution in accordance with section 704(c) of the Code.

        Net cash flow from operations of the joint venture generally will be distributed 50% to each joint venture partner. Any liquidation proceeds, after paying joint venture debts and liabilities and funding reserves for contingent liabilities, generally will be distributed first to the joint venture partners with positive capital account balances in proportion to such balances until such balances equal zero, and thereafter 50% to each joint venture partner. Nevertheless, there may be some transactions in which CRP gets a preferred return so that CRP receives distributions before the co-venturer receives its distributions; and in some of these situations, the co-venturer may then get a larger share of the remaining proceeds. In addition, there may be some transactions in which the co-venturer gets a preferred return so that it receives distributions before CRP receives its distributions; and in some of these situations, CRP may then get a larger share of the remaining proceeds.

        In order that the allocations of joint venture income, gain, loss, and deduction provided in joint venture agreements may be respected for federal income tax purposes, it is expected that any joint venture agreement either (i) (a) will contain a "qualified income offset" provision, (b) will prohibit allocations of loss or deductions to the extent such allocation would cause or increase an "Adjusted Capital Account Deficit," and (c) will require (1) that capital accounts be maintained for each joint venture partner in a manner which complies with Treasury Regulation Section 1.704-1(b)(2)(iv) and (2) that distributions of proceeds from the liquidation of a partner's interest in the joint venture (whether or not in connection with the liquidation of the joint venture) be made in accordance with the partner's positive capital account balance, or (ii) otherwise will provide for allocations of income, gain, deduction and loss which are deemed to have economic effect under the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(i).

        Prior to entering into any joint venture arrangement with any unaffiliated co-venturer (or the principals of any unaffiliated co-venturer), CRP will confirm that such person or entity has demonstrated to CRP's satisfaction that requisite financial qualifications are met.

  Strategic Alliances

        The Cirrus Group, LLC.    In August 2005, CRP entered into an agreement with The Cirrus Group, LLC, or Cirrus, a development and property management company, to acquire, at CRP's election, medical facilities, some of which have yet to be developed. The acquisitions contemplated under the Cirrus agreement are expected to occur over a five-year term, subject to certain conditions, or until $1.0 billion is invested in medical facilities, including specialty hospitals. CRP will have minority interest partners in connection with the ownership of each of these properties, including Cirrus principals, physicians and other investors associated with Cirrus principals. As of March 31, 2006, CRP had acquired a majority equity interest in two medical facilities for $52.6 million under the Cirrus agreement, for which Cirrus and its affiliates made $0.9 million in minority interest contributions.

        At March 31, 2006, Cirrus managed 23 of CRP's medical facilities, including two properties that CRP acquired from third parties.

        In 2005, CRP entered into an agreement to provide a Cirrus affiliate with an interest only, five-year senior secured term loan under which up to $85.0 million (plus capitalized interest) may be borrowed to finance the acquisition, development, syndication and operation of new and existing surgical partnerships. At March 31, 2006, the balance outstanding under the senior secured term loan was $34.0 million. In connection with the senior secured term loan, CRP received stock warrants which are exercisable into a 10% to 15% ownership interest of the borrower. The stock warrants are exercisable at the earlier of an event of default or the full repayment of the senior secured term loan and expire in September 2015.

        The DASCO Companies, LLC.    CRP owns a 55% controlling interest in The DASCO Companies, LLC, or DASCO, a development and property management company. CRP's relationship with DASCO has provided and may, in the event the merger is not consummated, continue to provide opportunities for CRP to participate in new medical facility development and acquisition opportunities as well as medical facilities management. DASCO may also provide development and property management services to third parties. At March 31, 2006, DASCO managed 54 of CRP's medical facilities, including two walk-in clinics and was developing five of CRP's medical facilities.

  Other Permitted Investments

        In the event the merger is not consummated, CRP may also provide (i) mortgage financing to operators to enable them to acquire properties that would secure the loan, (ii) furniture, fixtures and equipment financing, (iii) other loans to entities in which CRP holds an interest, and (iv) CRP may invest up to a maximum of 5% of its total assets in equity interests in businesses, including those that provide services to or are otherwise ancillary to the retirement and healthcare industries.

        If CRP provides such financing, CRP expects that the interest rates and terms of the mortgage loans CRP provides will be similar to those of CRP's leases. However, because CRP prefers to focus on investing in properties which have the potential to appreciate, CRP currently expects to provide mortgage loans in the aggregate principal amount of no more than 5% to 10% of its total assets. CRP had $4.8 million invested in mortgage loans at March 31, 2006.

        To a lesser extent, CRP also may provide secured equipment leases to operators, pursuant to which CRP will finance the equipment through loans or direct financing leases. It is expected that the leases or loans will have a term of no more than seven years, will be secured by the personal property and include an option for the lessee to acquire the subject equipment at the end of the term. The aggregate outstanding principal amount of secured equipment leases is not expected to exceed 10% of CRP's total assets. CRP had no secured equipment leases at March 31, 2006.

        In the event the merger is not consummated, CRP may make other loans to operators or developers of senior housing or other healthcare-related facilities collateralized by real estate owned by the borrower.

        During the three months ending March 31, 2006, CRP advanced $18.0 million under the senior secured term loan. The balance outstanding under the senior secured term loan was $34.0 million at March 31, 2006.

  Advisory Services

        Pursuant to an advisory agreement, the Advisor provides management services relating to CRP's administration, the properties, the mortgage loans, the secured equipment lease program and other loans. Under this agreement, the Advisor is responsible for assisting CRP in negotiating leases, other permitted investments, lines of credit and permanent financing; collecting rental, mortgage loan, secured equipment lease and other loan payments; inspecting the properties and the tenants' books and records; and responding to tenants' inquiries and notices. The Advisor is also responsible for providing information to CRP about the status of the leases, properties, other permitted investments, any lines of credit and any permanent financing. In exchange for these services, the Advisor is entitled to receive certain fees from CRP. For supervision of the properties and the mortgage loans, the Advisor receives an asset management fee, which is payable monthly, in an amount equal to 0.05% of the total amount invested in the properties, exclusive of acquisition fees and acquisition expenses, plus 0.05% of the outstanding principal amount of any mortgage loans, as of the end of the preceding month. For negotiating secured equipment leases and supervising the secured equipment lease program, the Advisor will receive, upon entering into each lease, a secured equipment lease servicing fee, payable out of the proceeds of borrowings, equal to 2% of the purchase price of the equipment subject to each secured equipment lease. For identifying the properties, structuring the terms of the acquisition and leases of the properties and structuring the terms of the mortgage loans, the Advisor receives an acquisition fee on the gross proceeds from the offerings and loan proceeds from permanent financing, excluding that portion of the permanent financing used to finance secured equipment leases, equal to 3% for the period from May 3, 2005 through December 31, 2005, 4% for the period from May 14, 2004 to May 2, 2005 and 4.5% with respect to the offerings prior to the 2004 offering. In addition, if there is a listing, the Advisor will receive an acquisition fee of 3% of amounts outstanding on the line of credit, if any, at the time of listing.

        In accordance with the advisory agreement, the Advisor is required to reimburse CRP the amount by which the total operating expenses incurred by CRP in any four consecutive fiscal quarters exceed the greater of 2% of average invested assets or 25% of net income.

        On May 2, 2005, CRP entered into a renewal agreement with the Advisor with respect to the advisory agreement, pursuant to which the advisory agreement was renewed for an additional one-year term commencing on May 3, 2005, and ending at 12:00 a.m. on May 3, 2006. On July 13, 2005, CRP and the Advisor amended the renewal agreement to reduce the percentage rate of total proceeds to be used in determining acquisition fees payable to the Advisor under the advisory agreement from 4% to 3%. This reduction is deemed to be effective as of May 3, 2005.

        On May 1, 2006, CRP entered into another renewal agreement with the Advisor with respect to the advisory agreement, pursuant to which the advisory agreement was renewed for an additional one-year term commencing on May 3, 2006, and ending on May 3, 2007. Such renewal was approved by CRP's board of directors (after recommendation of the independent directors) at a meeting on April 28, 2006.

  Borrowings

        CRP has historically and, unless the merger is consummated, may continue to borrow money to acquire properties, make mortgage loans, other loans and pay certain fees, and CRP encumbers properties in connection with these borrowings. CRP may also borrow money to enter into secured equipment leases. CRP has a $320.0 million revolving line of credit that may be amended to increase the revolving line of credit to $400.0 million. The amount available for use under the revolving line of credit is subject to certain limitations based on the pledged collateral. As of March 31, 2006, the revolving line of credit was collateralized by 36 properties with a carrying value of $389.4 million that, in the aggregate, allowed CRP to draw up to $283.0 million. Per the terms of the merger agreement, CRP is only permitted to draw up to an additional $25.0 million under the revolving line of credit without HCP's prior written consent.

  Competition

        CRP historically has competed with other REITs, real estate partnerships, healthcare providers and other investors, including, but not limited to, banks and insurance companies, many of which may have greater financial resources than CRP's, in the acquisition, leasing and financing of senior housing and medical facilities. Further, non-profit entities are particularly suited to make investments in healthcare facilities because of their ability to finance acquisitions through the issuance of tax-exempt bonds, providing non-profit entities with a relatively lower cost of capital as compared to for-profit purchasers. In addition, in certain states, facilities owned by non-profit entities are exempt from taxes on real property. Competition to acquire senior housing and medical facilities has continued to increase due, in part, to the continued interest in the sector from private equity sources, including foreign investors. In some cases, this competition has caused acquisition prices to increase, making it more challenging for CRP to be competitive in the acquisition of new investments.

        During 2005, CRP continued to focus its investments in the acquisition of existing senior housing and medical facilities, as well as in the development of such new properties through strategic alliances with new and existing business partners. The development of new properties allowed CRP to avoid the pricing pressures in the open market and to develop facilities that met CRP's investment requirements. However, although successful in 2005, there can be no assurance that this investment strategy will be followed in upcoming periods or, if followed, that it will generate the same results as in 2005. Further, there can be no assurance that CRP will be able to secure business partners to develop the properties.

  Employees

        CRP has no employees, other than CRP's executive officers who are not compensated by CRP. CRP has retained the Advisor to provide management, acquisition, advisory and certain administrative services and have retained certain other affiliates of the Advisor to provide additional administrative services.

CRP's Properties

        Generally, properties acquired by CRP consist of both land and building, although in some cases CRP acquires only the land underlying the building with the building owned by the tenant or a third party, and also acquires the building only with the land owned by a third party. In general, the properties will be freestanding and surrounded by paved parking areas and landscaping. Although, buildings may be suitable for conversion to various uses through modifications, some properties may not be economically convertible to other uses.

        Either before or after construction or renovation, the properties acquired by CRP are one of a tenant's approved designs. Prior to purchase of all properties, other than those purchased prior to completion of construction, CRP receives a copy of the certificate of occupancy issued by the local building inspector or other governmental authority and all other governmental certificates or permits which permit the use of the property as a retirement facility, and shall receive a certificate from the tenant to the effect that (i) the property is operational and in compliance with all required governmental permits and certificates, and (ii) the property is in compliance with all of the tenant's requirements, including, but not limited to, building plans and specifications approved by the tenant. CRP also receives a certificate of occupancy and all other required governmental permits or certificates for each property for which construction has not been completed at the time of purchase, prior to CRP's payment of the final installment of the purchase price for the property.

        Except in the case of gross leases related to certain medical office buildings, a tenant generally is required by the lease agreement to make such capital expenditures as may be reasonably necessary to refurbish buildings, premises, signs, and equipment and maintain the leasehold in a manner that allows operation for its intended purpose. These capital expenditures generally will be paid by the tenant during the term of the lease up to a certain capped amount and CRP will be responsible for the balance.

        Characteristics of CRP's Senior Housing Leases.    Senior housing properties are leased on a long-term (generally 15 years), triple-net basis, whereby the tenants are generally responsible for all operating expenses relating to the property, including property taxes, maintenance, repairs, utilities and insurance as well as capital expenditures that may be reasonably necessary to maintain the leasehold in a manner that allows operation for its intended purpose. Substantially all of the leases provide options that allow the tenants to renew the leases for 5 to 20 successive years subject to the same terms and conditions as the initial leases. These leases provide for minimum annual base rent payments, generally payable monthly in arrears, that increase at predetermined intervals (typically on an annual basis) during the terms of the leases. In addition to minimum annual base rent, many tenants are subject to contingent rent if the properties achieve specified operating performance thresholds. The amount of contingent rent payable is based on factors such as percentage of gross revenues, occupancy rates of the properties or a percentage of CRP's investment in the property. The majority of the leases also provide for the tenant to fund, in addition to its lease payments, a furniture, fixture and equipment, or FF&E, reserve fund. In such cases, the tenant deposits funds into the FF&E reserve account and periodically uses these funds to cover the cost of the replacement, renewal and additions to FF&E. CRP may be responsible for capital expenditures or repairs in excess of the amounts in the reserve fund, and the tenant generally is responsible for replenishing the reserve fund and for paying a specified return on the amount of capital expenditures or repairs paid for by CRP in excess of amounts in the reserve fund.

        At December 31, 2005, 33 of CRP's senior housing properties were accounted for as direct financing leases with terms that range from 10 to 35 years (expiring between 2013 and 2038). Certain of these direct financing leases contain provisions that allow the lessee to elect to purchase the property during or at the end of the lease term for CRP's initial investment amount. Certain of the leases also permit CRP to require the tenants to purchase the properties at the end of the lease terms for CRP's initial investment amount.

        The senior housing lessees' ability to satisfy the lease obligations depends primarily on the properties' operating results. CRP selects properties for investment based on a credit underwriting process designed to identify those properties that management believes will be able to fund such lease obligations. To mitigate credit risk, certain leases are combined into portfolios that contain cross-default terms, meaning that if a tenant of any of the properties in a portfolio defaults on its obligations under its lease, CRP may pursue remedies under the lease with respect to any of the tenant's properties in the portfolio. In addition, certain portfolios contain terms whereby the net operating profits of the properties are combined for the purpose of funding rental payments due under each lease. For certain properties, CRP requires security deposits, tenant or operator guarantees or additional types of income support. Guarantees or other forms of credit support may be necessary if a senior housing facility is still in the process of achieving a stable occupancy rate, in which case the property would not be able to generate minimum rent until reaching occupancy stabilization. In order to determine the amount of the guarantee that would be needed to fund minimum rent, CRP estimates future cash flows available to the tenant to pay minimum rent based on projected occupancies and an analysis of the surrounding real estate market, including demographic information and industry standards, to predict operating expenses. CRP's estimates are based on assumptions and there can be no assurances as to the actual amounts that will need to be paid under the guarantees.

        Characteristics of CRP's Medical Facilities Leases.    CRP owns both single-tenant and multi-tenant medical office buildings, specialty hospitals and walk-in clinics that are leased on either a triple-net or gross basis, primarily to tenants in the healthcare industry. The leases have initial terms of 5 to 15 years, provide for minimum rent and are generally subject to renewal options. Substantially all leases require minimum annual rents to increase at predetermined intervals during the lease terms. Under CRP's gross leases, tenants generally will be responsible for a certain capped amount of repairs, maintenance, property taxes, utilities and insurance and CRP will be responsible for the balance.

        Major Tenants and Operators.    As of December 31, 2005, CRP leased its senior housing properties to 22 tenants. Two tenants affiliated with Horizon Bay Management, LLC, or Horizon Bay, contributed 21% of CRP's total revenues for the year ended December 31, 2005. As of December 31, 2005, 10 of CRP's tenants, each of which is a subsidiary or affiliate of Harbor Retirement Associates, LLC, or HRA, contributed 22% of total revenues. No other senior housing tenant contributed more than 10% of total revenues. CRP's other tenants include other affiliates of Horizon Bay and subsidiaries or affiliates of: American Retirement Corporation, or ARC; Aureus Group, LLC, or Aureus; Eby Realty Group, LLC, or Eby; Encore Senior Living, LLC, or Encore; Erickson Retirement Communities, LLC; Greenwalt Corporation, or Greenwalt; Prime Care properties, LLC; Summit Companies, Incorporated; Solomon Senior Living Holdings, LLC; and Sunrise Senior Living Services, Inc., or Sunrise. Several of CRP's senior housing tenants, including the HRA tenants, are thinly capitalized corporations that rely on the cash flow generated from the senior housing facilities to fund rent obligations under their leases. CRP's medical facilities are leased to more than 700 tenants. Tenancy in the medical facilities is generally a mix of physician practices and CRP also leases space to several large hospital systems and other healthcare providers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 2005—Accounts and Other Receivables" below for a description of past due rent receivables and the reserve for doubtful accounts attributable to certain of CRP's major tenants and operators.

        Although CRP acquires properties located in various states and regions and screens its tenants in order to reduce risks of default, failure of Horizon Bay, the HRA tenants or CRP's other tenants, their guarantors or the Sunrise or Horizon Bay brands would significantly impact CRP's results of operations. It is expected that the percentage of total rental income contributed by Horizon Bay and the HRA tenants will decrease as additional properties are acquired and leased to diversified tenants.

        On September 1, 2004, a company which is owned by CRP's chairman of the board sold its 30% voting membership interest in a limited liability company which is affiliated with the HRA tenants to the remaining members of the limited liability company. The HRA tenants contributed 30% and 35% of CRP's total revenues for the years ended December 31, 2004 and 2003, respectively.

        The following table summarizes information about CRP's operator and manager concentration, excluding five properties that were held for sale as of December 31, 2005 (dollars in thousands):

Operator or Manager	Number of Facilities	Total Investment	Annualized Revenue(1)	Percent of Revenue
Senior Housing:
Sunrise Senior Living Services, Inc.	107	$1,480,990	$152,531	42%
Horizon Bay Management, LLC	27	768,799	82,925	22%
Encore Senior Living, LLC	17	143,177	15,157	4%
American Retirement Corporation	8	154,623	18,103	5%
Harbor Assisted Living, LLC	7	65,811	6,551	2%
Erickson Retirement Communities, LLC(2)	6	131,880	19,351	5%
Eby Realty Group, LLC	6	33,994	4,033	1%
CateredLife Communities, Inc.	5	32,846	4,155	1%
Other	1	46,207	—	—%

	184	2,858,327	302,806	82%

Medical Facilities:
The DASCO Company	53	377,452	38,436	10%
The Cirrus Group, LLC	10	117,488	10,504	3%
Four third-party managers	10	149,844	17,789	5%

	73	644,784	66,729	18%

	257	$3,503,111	$369,535	100%

(1)
In 2005, CRP added properties to its investment portfolio throughout the year. In order to evaluate the ongoing effect of operator or manager concentrations CRP has calculated an annualized revenue amount based on each property's actual rental income from operating leases or earned income from direct financing leases during the year ended December 31, 2005.

(2)
Land only leases.

        As of March 31, 2006, CRP had invested $3.7 billion in 274 properties located in 33 states. Generally, CRP's properties conform to the following specifications of size and type of land and buildings:

        Independent Living Facilities.    Independent living facilities offer a lifestyle choice, including residential accommodations with access to services, such as housekeeping, transportation, dining and social activities, for those who wish to maintain their lifestyles independently. The independent living facilities are primarily apartment buildings which contain a significant amount of common space to accommodate dining, recreation, activities and other support services for senior citizens. These properties range in size from 100 to 500 units with an average size of approximately 225 units. Units include studios and one and two bedroom units ranging in size from 450 square feet to over 1,500 square feet. Residents generally pay the operator of the facilities a base rent for their housing, which may include a meal program. In addition, a menu of other services is provided at an additional charge. The cost of independent living facilities generally ranges from $10 million to $60 million.

        Assisted Living Facilities.    Assisted living facilities provide a combination of housing, supportive services, personalized assistance and healthcare to their residents in a manner which is designed to respond to individual needs. These facilities generally offer a lower-cost alternative to skilled nursing facilities for those who do not require intensive nursing care. Assisted living facilities may include units for residents with Alzheimer's and related memory disorders. Current industry practice generally is to build freestanding assisted living facilities with an average of between 40 and 150 units, depending on such factors as market forces, site constraints and program orientation. Current economics place the size of the private living space of a unit in the range of 300 square feet for an efficiency unit to 750 square feet for a large one bedroom unit. Units are typically private, allowing residents the same general level of control over their units as residents of a rental apartment would typically have. Common areas of the most recently developed assisted living facilities may total as much as 30% to 40% of the square footage of a facility. The cost of assisted living facilities generally ranges from $5 million to $25 million.

        Skilled Nursing Facilities.    In addition to housing, meals, transportation and housekeeping, skilled nursing facilities provide comprehensive nursing and long-term care to their residents. Skilled nursing facilities may be freestanding or attached to a larger facility. The facilities are designed to meet institutional standards for safety. The rooms in skilled nursing facilities are equipped with patient monitoring devices and emergency call systems. Oxygen systems may also be present. Both multiple floor and single floor designs are common. Individual rooms in skilled nursing facilities may be as small as 100 square feet, with common areas varying greatly in size. The cost of skilled nursing facilities generally ranges from $5 million to $10 million.

        Continuing Care Retirement Communities.    Independent living facilities sometimes have assisted living and/or skilled nursing facilities attached or adjacent to their locations. When this occurs, the projects are often referred to as continuing care retirement communities, life care communities or CCRCs. The intent of CCRCs or life care communities is to provide a continuum of care to the residents. As residents age and their healthcare needs increase, they can receive the care they need without having to move away from the "community" which has become their home. CCRCs typically operate on a fee-for-service basis and the units are rented on a monthly basis to residents, while life care communities generally charge an entrance fee that may be partially refundable, plus a monthly maintenance fee. CCRCs and life care communities are the most expensive type of senior housing with prices for each facility generally ranging from $40 million to over $200 million.

        Medical Office Buildings.    Medical office buildings, including physicians' offices, special purpose facilities such as laboratories, diagnostic, cancer treatment and outpatient centers, and walk-in clinics are conventional office buildings with additional plumbing, mechanical and electrical service amenities which facilitate physicians and medical delivery companies in the practice of medicine, laboratory research and delivery of healthcare services. These facilities can range in size from 3,000 square feet (walk-in clinic) to up to 150,000 square feet (medical office building) with costs generally ranging from $1 million to $10 million. It is common for medical office buildings to be located in close proximity to hospitals where physicians have practice privileges.

        Specialty Hospitals.    Specialty hospitals are facilities that provide specialized procedures, usually cardiac, orthopedic or surgical, on an inpatient or outpatient basis. Specialty hospitals are licensed as acute care hospitals, but they are typically smaller and more specialized. They usually do not have emergency rooms and can range from 20,000 to over 100,000 square feet, depending on the number of beds and operating rooms.

        Generally, properties acquired consist of land, building and equipment, however, in certain cases CRP has only acquired the land underlying the building with the building owned by the tenant or a third party, and in other cases CRP has only acquired the building with the land owned by a third party. CRP owns fee title to all properties, except for properties which are owned by certain partnerships and joint ventures in which case the partnerships or joint ventures have fee title ownership and properties which are subject to ground leases. In general, the properties are freestanding and surrounded by paved parking areas and landscaping. Although buildings may be suitable for conversion to various uses through modifications, some properties may not be economically convertible to other uses.

        The following table summarizes the facility type, location, number of units or square footage, CRP's investment amount at December 31, 2005, and the annualized rental income and rental income for the year ended December 31, 2005, excluding five properties then held for sale. Senior housing facilities are apartment-like facilities and are therefore stated in units. Medical facilities are measured in square feet (dollars in thousands):

					Rental Income
Facility Type and Location	Number of Facilities	Number of Units	Square Feet	Total Investment	Annualized(1)	For Year Ended December 31, 2005
Assisted Living Facilities:
Alabama	2	198	—	$16,529	$1,950	$1,950
Arizona	3	180	—	24,165	2,559	1,919
California	16	1,860	—	197,193	19,606	19,402
Colorado	4	635	—	70,639	8,409	8,409
Connecticut	2	227	—	23,019	2,693	2,693
Florida	18	1,538	—	133,352	13,954	12,795
Georgia	9	736	—	71,187	8,150	8,150
Illinois	9	666	—	87,038	10,305	10,305
Indiana	3	198	—	17,490	2,164	2,164
Iowa	2	80	—	11,742	1,402	1,402
Kansas	1	152	—	20,476	2,359	2,359
Kentucky	2	188	—	15,005	1,860	1,860
Maryland	8	776	—	116,947	13,553	13,553
Massachusetts	4	396	—	61,397	6,815	6,815
Michigan	4	330	—	44,085	5,055	5,055
Missouri	2	152	—	37,428	3,246	3,246
Nebraska	1	150	—	12,723	1,462	1,462
New Jersey	7	756	—	115,450	13,122	13,122
New York	2	202	—	49,451	5,354	5,354
North Carolina	6	584	—	50,005	5,847	5,847
Ohio	5	419	—	37,353	4,345	4,345
Oklahoma	2	212	—	8,235	999	999
Oregon	1	96	—	11,495	1,225	919
Rhode Island	1	128	—	19,202	2,105	2,105
South Carolina	5	426	—	31,863	3,911	3,911
Tennessee	2	205	—	16,054	1,999	1,999
Texas	6	486	—	64,437	8,143	8,143
Utah	1	158	—	14,633	1,929	1,929
Virginia	5	382	—	44,983	4,840	4,840
Washington	5	367	—	46,551	4,522	4,522

	138	12,883	—	$1,470,127	$163,883	$161,574

Independent Living Facilities:
Alabama	2	540	—	$82,285	$9,295	$9,295
Arizona	1	211	—	46,562	5,125	5,125
Arkansas	1	163	—	10,823	1,365	1,365
California	3	558	—	85,197	9,234	8,392
Florida	5	1,362	—	251,139	22,478	22,498
Illinois	5	1,016	—	177,163	19,296	18,316
Kentucky	1	120	—	10,496	1,322	1,322

Oregon	1	265	—	18,697	1,994	1,495
Rhode Island	6	725	—	104,066	11,360	11,360
Texas	9	2,635	—	190,564	20,103	20,103
Utah	1	75	—	4,969	530	397
Virginia	2	275	—	42,537	4,423	4,423

	37	7,945	—	$1,024,498	$106,525	$104,091

CCRCs:
Pennsylvania	1	542	—	$109,845	$7,682	$7,682
Virginia	1	487	—	84,308	5,364	5,364

	2	1,029	—	$194,153	$13,046	$13,046

Land Only Leases:
Illinois	1	—	—	$28,493	$4,103	$4,103
Massachusetts	2	—	—	40,266	6,007	6,007
Michigan	1	—	—	17,909	2,568	2,568
Pennsylvania	1	—	—	21,088	3,173	3,173
Texas	1	—	—	24,124	3,501	3,501

	6	—	—	$131,880	$19,352	$19,352

Senior Housing Property Under Construction:
New Jersey	1	—	—	$37,669	$—	$1,023

Medical Office Buildings:
Arizona	3	—	286,686	$37,894	$4,737	$4,737
California	4	—	272,386	61,415	5,982	5,982
Colorado	4	—	215,644	41,800	4,709	4,709
Florida	11	—	550,357	85,016	9,808	9,808
Georgia	1	—	14,680	2,605	286	286
Illinois	6	—	274,391	47,028	5,749	5,548
Indiana	1	—	79,762	6,700	251	209
Kentucky	2	—	115,975	14,431	1,432	1,432
Maryland	2	—	78,940	14,161	1,433	1,433
Mississippi	3	—	132,204	21,484	1,621	1,621
Nebraska	1	—	97,262	11,824	481	481
North Carolina	4	—	104,889	20,692	1,531	1,531
Oklahoma	3	—	128,910	20,667	1,826	1,111
Tennessee	2	—	108,077	16,096	2,423	1,211
Texas	16	—	885,355	180,523	17,691	14,063
Virginia	2	—	147,792	34,190	3,978	3,978

	65	—	3,493,310	$616,526	$63,938	$58,140

Specialty Hospital:
Texas	1	—	57,584	$18,168	$2,289	$572

Walk-in Clinics:
Arkansas	2	—	42,781	$4,479	$502	$251

Medical Facilities Under Construction:
Colorado	1	—	—	$—	$—	$—
Maryland	1	—	—	995	—	—
Texas	2	—	—	538	—	—
Virginia	1	—	—	4,078	—	93

	5	—	—	$5,611	$—	$93

	257	21,857	3,593,675	$3,503,111	$369,535	$358,142

(1)
In 2005, CRP added properties to its investment portfolio throughout the year. In order to evaluate the ongoing effect of operator or manager concentrations CRP has calculated an annualized revenue amount based on each property's actual rental income from operating leases or earned income from direct financing leases during the year ended December 31, 2005.

CRP's Legal Proceedings

        From time to time, CRP is exposed to litigation arising from an unidentified pre-acquisition contingency or from the operation of its business. Although currently exposed to certain such litigation, CRP does not believe that resolution of these matters will have a material adverse effect on its financial condition or results of operations.

CRP's Management's Discussion and Analysis of Financial Condition and Results of Operations as of March 31, 2006

  Business Overview as of March 31, 2006

        During the first quarter of 2006, CRP acquired 14 properties, 13 from its relationship with the Cirrus Group, LLC, or Cirrus, worked with the operators of its properties to enhance the operations of the properties, disposed of two properties that were held for sale at December 31, 2005, and explored strategic alternatives to raise capital. As of March 31, 2006, CRP had also entered into discussions with the lenders of CRP's $320.0 million two-year senior secured revolving line of credit to increase the amount available under the facility.

        As of March 31, 2006, CRP held real estate assets located in 33 states consisting of (dollars in thousands):

	Number of Properties	Investment at March 31, 2006
Senior housing facilities:
Operating	184	$2,854,697
Under construction	1	1,045
Medical facilities:
Operating	81	826,753
Under construction	5	11,757

	271	$3,694,252

Real estate held for sale	3	$6,921

  Liquidity and Capital Resources as of March 31, 2006

        CRP has primarily invested in or developed properties and CRP also provides (i) mortgage financing to operators to enable them to acquire properties that would secure the loan, (ii) furniture, fixtures and equipment financing, (iii) other loans to entities in which CRP holds an interest, and (iv) other permitted investments. CRP believes that over the short term, which is less than 12 months, net funds from operations, borrowings under new permanent or construction financing, the placement of permanent debt to replace maturing construction loans, advances under CRP's revolving line of credit and cash on hand at March 31, 2006, will be sufficient to meet CRP's forecasted capital requirements for property investments, senior secured term loan funding (an agreement to provide a Cirrus affiliate with an interest-only, five-year senior secured term loan under which up to $85.0 million (plus capitalized interest) may be borrowed to finance the acquisition, development, syndication and operation of new and existing surgical partnerships), capital expenditures, the re-tenanting of CRP's medical facilities (medical office buildings, specialty and walk-in clinics, free standing ambulatory surgery centers, specialty or general hospitals and other types of healthcare-related facilities are collectively "medical facilities") and the scheduled maturities of permanent financings. In the event the merger is not consummated, CRP also expects to continue to be able to pay distributions at current levels, or at a minimum, to maintain CRP's REIT qualification.

        Unless the merger is consummated, over the long term, which is 12 months or more, CRP may raise capital by encumbering properties, entering into joint venture agreements with respect to CRP's investments in new or existing properties, issuing preferred stock, selling existing properties, or CRP may stop investing in properties. CRP is subject to certain limitations on CRP's conduct of business pursuant to the terms of CRP's merger agreement with HCP, as described below. CRP has relied on the sale of CRP's common stock and borrowings under permanent or construction financing to fund CRP's property investments. CRP's fifth public offering closed on March 26, 2006, and CRP does not presently intend to commence a new offering.

        Operating cash flow for the year ended December 31, 2005, was $188.3 million and is expected to increase with a full year of operations for the 40 properties that CRP acquired during 2005, the 14 properties acquired during the three months ended March 31, 2006, and in the event the merger is not consummated, those forecasted to be acquired during the remainder of 2006. As of March 31, 2006, CRP has adequate construction funding to complete and open the properties under construction, which CRP expects will generate additional operating cash flow.

        The merger agreement provides, among other things, that CRP cannot incur additional indebtedness other than an additional $25.0 million in draw downs under CRP's revolving line of credit or issue equity or convertible securities without the prior written consent of HCP. In addition, the merger agreement limits CRP's ability to invest in and encumber assets, make loans and dispose of assets without the prior written consent of HCP. The restriction on CRP's ability to utilize sources of liquidity could have a material adverse affect on CRP's liquidity position. However, although there can be no assurances that the merger will be consummated, CRP expects to have sufficient liquidity from cash on hand, cash from operations and availability of funds from the revolving line of credit to fund all liquidity needs through the expected closing of the merger in the third quarter of 2006.

  Cash from Operating Activities as of March 31, 2006

        Net cash provided by operating activities was $55.5 million and $52.8 million for the three months ended March 31, 2006 and 2005, respectively. The increase was due, in part, to an increase in operating income and collection of past due accounts receivable, offset by higher interest costs due to an increase in the average amount of debt outstanding, reductions in accounts payable and inflows from security deposits from property acquisitions. Net cash from operating activities included draws on tenant and operator rent guarantees of $1.9 million and $0.8 million, respectively.

        Accounts Receivable.    The ability to collect rents from CRP's tenants when contractually due is critical to CRP's ability to meet short- and long-term cash obligations. CRP closely monitors rent collections and works closely with the tenants and operators of properties that are unable to pay full rent.

        Accounts and other receivables, net decreased $3.7 million to $19.8 million at March 31, 2006, from $23.5 million at December 31, 2005, consisting of a $2.1 million decrease in accounts and other receivables and a $1.6 million increase in the reserve for doubtful accounts. The $2.1 million decrease in accounts and other receivables was due to (i) a decrease in other receivables of $1.3 million and (ii) a $1.6 million reduction due to the reclassification of rental revenues receivable from current receivables to deferred receivables, partially offset by (iii) an increase in rental revenues receivable of $0.9 million. The $1.6 million increase in the reserve for doubtful accounts included $1.2 million for a portfolio of 19 properties whose operator guarantee had expired in December 31, 2005. Past due rents receivable were $14.4 million and $14.8 million at March 31, 2006, and December 31, 2005, respectively. At March 31, 2006, $7.3 million of the $8.8 million allowance for doubtful accounts was attributable to HRA tenants (HRA tenants consist of 10 of CRP's tenants, each of which is thinly capitalized and is a subsidiary or affiliate of Harbor Retirement Associates, LLC).

        In January 2006, CRP amended and restated the leases of a 14-property direct finance lease portfolio by extending the termination date by 5 years; all other lease terms were unchanged. The effective return on the leases increased to 12.7% from 11.9%.

        Based on CRP's analysis of estimated future cash flows to be generated by certain properties for which CRP currently has reserves, CRP expects that certain delinquent amounts will be collected in 2006.

  Cash from Investing Activities as of March 31, 2006

        Net cash used in investing activities was $218.2 million and $201.5 million for the three months ended March 31, 2006 and 2005, respectively. The increase was due primarily to advances under the senior secured term loan offset by a reduction in the number of properties acquired and the payment of acquisition fees related to the close of CRP's equity offering.

        Property Acquisitions.    In January 2006, CRP acquired majority equity interests in seven medical facilities for $84.5 million which CRP funded, in part, with proceeds from a new $56.3 million, ten-year mortgage loan.

        In February 2006, CRP acquired a senior housing property (types of CRP's properties which include independent living, assisted living and skilled nursing facilities, continuing care retirement communities and life care communities are collectively "senior housing") that is being developed. The project is expected to be completed in the fourth quarter of 2006 with an estimated cost of $5.7 million.

        In March 2006, CRP acquired majority equity interests in five medical facilities for $72.6 million which CRP funded, in part, with proceeds from a new $47.2 million, ten-year mortgage loan.

        Also in March 2006, CRP acquired a majority equity interest in another medical facility for $24.5 million, which CRP funded with cash on hand.

        During the first quarter of 2006, one senior housing facility that was under development as of December 31, 2005, commenced operations.

        Other Investments.    During the three months ending March 31, 2006, CRP advanced $18.0 million under the senior secured term loan. The balance outstanding under the senior secured term loan was $34.0 million at March 31, 2006.

  Cash from Financing Activities as of March 31, 2006

        Net cash provided by financing activities was $170.0 million and $198.6 million for the three months ended March 31, 2006 and 2005, respectively. The decrease was due primarily to reduced proceeds from permanent and construction financing as a result of the reduction in the number of properties acquired during the period, the repayment of a construction facility in 2006 and increased aggregate distributions to stockholders (due to the higher number of shares outstanding), offset by increased proceeds from CRP's revolving line of credit, net proceeds from CRP's equity offering and minority interest contributions.

        Common Stock Offerings.    CRP completed the 2004 offering on March 26, 2006. During the three months ended March 31, 2006, CRP raised $103.2 million in subscription proceeds from the 2004 offering. Total subscription proceeds received from the 2004 offering and the four prior public offerings amount to $2.7 billion at March 31, 2006.

        During each of the quarters ended March 31, 2006 and 2005, CRP incurred $8.2 million in offering costs, including $7.6 million and $6.5 million, respectively, in selling commissions and marketing support fees. These amounts are treated as stock issuance costs and charged to stockholders' equity.

        Redemptions.    CRP has a redemption plan under which CRP may elect to redeem shares, subject to certain conditions and limitations. During the quarters ended March 31, 2006 and 2005, 1,724,246 shares and 847,143 shares, respectively, were redeemed and retired for $16.4 million and $8.0 million, respectively. CRP's board of directors has determined that it is in the best interest of CRP to suspend CRP's redemption plan, beginning with the second quarter of 2006. The suspension of CRP's redemption plan is effective as of June 15, 2006, and therefore no shares of CRP's common stock will be redeemed for the second quarter of 2006.

        Distributions.    CRP's board of directors authorized distributions to CRP's stockholders of $45.5 million and $42.6 million during the quarters ended March 31, 2006 and 2005, respectively. In addition, on April 1 and May 1, 2006, CRP's board of directors authorized distributions to stockholders of record on those dates, totaling $31.3 million, or $0.0592 per share of common stock at each record date, payable by June 30, 2006. During 2006, CRP intends to maintain CRP's quarterly distribution payment rate to stockholders of $0.1776 per share. During the three months ended March 31, 2006, cash flow generated from operating activities was sufficient to fund the distribution to stockholders. CRP expects that cash flow generated from operations will continue to be sufficient to fund distribution payments; however, if cash flow generated from operations is not sufficient, CRP may use borrowings under CRP's revolving line of credit to cover such shortage, subject to limitations imposed by the merger agreement, as described above.

  Borrowings as of March 31, 2006

        Revolving Line of Credit.    At March 31, 2006, $105.0 million was outstanding under CRP's $320.0 million revolving line of credit. The revolving line of credit requires interest-only payments at LIBOR plus a percentage that fluctuates depending on CRP's aggregate amount of debt outstanding in relation to CRP's total assets (6.52% all-in rate at March 31, 2006, which represents a pricing of LIBOR plus 170 basis points). The amount available for use under the revolving line of credit is subject to certain limitations based on the pledged collateral. As of March 31, 2006, the revolving line of credit was collateralized by 36 properties with a carrying value of $389.4 million that, in the aggregate, allowed us to draw up to $283.0 million. Per the terms of the merger agreement, CRP is only permitted to draw up to an additional $25.0 million under the revolving line of credit without HCP's prior written consent.

        Mortgages Payable.    At March 31, 2006, CRP had $1.4 billion in mortgage debt secured by properties with an aggregate carrying value of $2.4 billion. Interest rates on the mortgage notes ranged from 4.85% to 8.42% with a weighted-average rate of 5.87% at March 31, 2006. In the event the merger is not consummated, CRP expects to refinance loans as they mature, or CRP may use borrowings under its revolving line of credit to pay down maturities, subject to limitations imposed by the merger agreement as described above.

        In January 2006, CRP entered into a $56.3 million, ten-year mortgage loan that bears fixed-rate interest at 5.59%. Payments for the first five years are interest only, with principal payments beginning in March 2011.

        In February 2006, CRP entered into a $33.0 million mortgage loan and used the proceeds and cash on hand to pre-pay a $48.0 million construction loan facility with a principal balance of $41.9 million. The new interest-only, five-year loan bears interest at a rate equal to LIBOR plus 150 basis points (6.13% all-in rate at March 31, 2006).

        In March 2006, CRP entered into a $47.2 million, ten-year mortgage loan that bears fixed-rate interest at 5.81%. Payments for the first five years are interest only, with principal payments beginning in May 2011.

        Approximately 29% of the aggregate of CRP's mortgage notes payable, construction loans payable and amount outstanding under CRP's revolving line of credit at March 31, 2006, was subject to variable interest rates; therefore, CRP is exposed to market changes in interest rates as explained in "Quantitative and Qualitative Disclosures About Market Risk." Some of CRP's variable-rate loans contain provisions that allow us to convert the variable interest rates to fixed interest rates based on U.S. Treasury rates plus a premium at the time the conversion option is exercised. Fixed interest rates range from 4.85% to 8.42% with a weighted-average rate of 5.95%. Certain fixed-rate loans assumed by CRP contain substantial prepayment penalties and/or defeasance provisions that may make it economically unfavorable to prepay the loans prior to their maturity dates. Many of the loans have financial covenants which are typically found in commercial loans and which are primarily based on the operations of the properties. Certain loans contain extension options with terms similar to the initial loan terms.

        During the first three months of 2006, CRP incurred $1.5 million in loan costs in connection with the placement and assumption of permanent financing facilities. CRP was reimbursed $2.7 million from a lender for previously paid rate locks and expense deposits.

        Construction Loans Payable.    Total construction loans outstanding at March 31, 2006, were $108.5 million, and total liquidity remaining under CRP's construction loans was $33.7 million. During the three months ended March 31, 2006, CRP prepaid a construction loan facility with a $41.9 million balance, entered into a new construction loan facility of $7.7 million and collectively drew a net of $10.1 million under all of CRP's construction loans related to certain properties in various stages of development. The loans are variable interest rate loans and mature from November 2006 through December 2013. CRP anticipates that CRP will obtain permanent financing to pay the construction loans as they become due or CRP may use borrowings under CRP's revolving line of credit, subject to limitations imposed by the merger agreement, as described above.

        Bonds Payable.    At March 31, 2006 CRP had $101.2 million of non-interest bearing life care bonds at CRP's two CCRCs and non-interest bearing occupancy fee deposits at another of CRP's senior housing facilities, all of which were payable to certain residents of the facilities (collectively "bonds"). During the first quarter of 2006, the tenants of the facilities issued new bonds to new residents of the facilities totaling $5.4 million and used the proceeds from the bonds issued in the current period and prior periods to retire $2.2 million of bonds on CRP's behalf. At March 31, 2006, $66.5 million of the bonds were refundable to the residents upon the resident moving out or to a resident's estate upon the resident's death and $34.7 million of the bonds were refundable after the unit has been successfully remarketed to a new resident. Excess bond redemptions over bond issuance, if any, will be funded from prior net bonds issuance reserves (to the extent available) or from available operating cash flow.

  Contractual Obligations as of March 31, 2006

        The following table presents CRP's contractual cash obligations and related payment periods as of March 31, 2006 (in thousands):

	Less than 1 Year	2 - 3 Years	4 - 5 Years	Thereafter	Total
Mortgages payable	$76,517	$227,394	$515,537	$533,381	$1,352,829
Construction loans payable	80,546	—	16,109	11,817	108,472
Ground leases	761	1,722	1,731	42,746	46,960
DASCO office lease	153	418	437	245	1,253
Revolving line of credit	—	105,000	—	—	105,000
Bonds payable(1)	—	—	—	101,188	101,188
Security deposits and rent support	—	—	—	23,386	23,386

	$157,977	$334,534	$533,814	$712,763	$1,739,088

(1)
Of this amount, $66.5 million was due upon the resident moving out or the resident's death and $34.7 million was due upon the unit being successfully remarketed to a new resident. It is expected that the proceeds from the issuance of new refundable life care bonds will be used to retire the existing bonds; therefore, bond redemptions are not expected to create a current net cash obligation.

Results of Operations as of March 31, 2006

  Comparison of the three months ended March 31, 2006 to the three months ended March 31, 2005

        Net income for the three months ended March 31, 2006, totaled $35.8 million or $0.14 per share of common stock ($36.2 million or $0.14 per share of common stock from continuing operations), as compared to net income of $32.6 million or $0.14 per share of common stock ($38.5 million or $0.16 per share of common stock from continuing operations) for the three months ended March 31, 2005. The 5.8% decrease in income from continuing operations was primarily due to increases in operating expenses and interest and loan cost amortization expenses which more than offset the increase in revenue. The 9.6% increase in net income in the first quarter of 2006 was primarily due to the recognition of an impairment charge on discontinued operations in the first quarter of 2005. These changes are discussed in further detail below.

  Revenues

        Rental and earned income from leases.    At March 31, 2006, CRP owned 274 properties, including 14 properties acquired in 2006, compared to 244 properties owned at March 31, 2005, of which 22 properties were acquired during the first quarter 2005. As a result of the increase in the number of properties, rental and earned income from leases from properties from continuing operations increased 15.8% to $97.3 million, including $11.1 million as a result of straight-lining rent escalations throughout the lease terms for the three months ended March 31, 2006, compared to $84.0 million, including $11.8 million of straight-line rent revenue, for the three months ended March 31, 2005. The $13.3 million increase in rental and earned income from leases was comprised of $10.7 million from operations of the properties that were acquired or construction properties that commenced operations during 2005 and 2006 and $2.6 million from properties owned as of January 1, 2005.

        FF&E reserve income.    FF&E reserve income from continuing operations increased 25.9% to $2.0 million for the three months ended March 31, 2006, from $1.6 million for the three months ended March 31, 2005. The increase of $0.4 million was primarily due to contractual increases in FF&E reserve funding from tenants.

        Tenant expense reimbursement revenue.    Tenant expense reimbursement revenue from continuing operations increased 69.1% to $4.6 million for the three months ended March 31, 2006, from $2.7 million for the three months ended March 31, 2005. These revenue increases in 2006 reflect an increase of $0.7 million in additional revenues from medical facilities that were owned as of January 1, 2005, $0.9 million from properties acquired during 2005 and $0.3 million from properties that were acquired or properties that commenced operations during 2006. Contractual recoveries from tenants represented 61% and 49% of CRP's medical facilities operating expenses for the three months ended March 31, 2006 and 2005, respectively.

        Property management and development fees and loan interest income.    Property management and development fees from The DASCO Companies, LLC decreased revenue by $1.0 million and loan interest income from the senior secured term loan increased revenue by $0.6 million for the three months ended March 31, 2006.

  Expenses

        Senior housing property expenses.    Senior housing property expenses from continuing operations was $0.3 million for each of the three months ended March 31, 2006 and 2005.

        Medical facilities operating expenses.    Medical facilities operating expenses from continuing operations increased 36.4% to $7.5 million for the three months ended March 31, 2006, from $5.5 million for the three months ended March 31, 2005. The increase was comprised of $0.2 million related to the operations of the medical facilities that were owned as of January 1, 2005, $1.3 million for properties acquired during 2005 and $0.5 million related to the operations of the medical facilities that were acquired during 2006. CRP is generally responsible for the medical facilities' property operating expenses; however, under the terms of the leases, CRP recovers a portion of the expenses from the tenants.

        General and administrative.    General and administrative expenses from continuing operations increased 17.8% to $4.7 million from $4.0 million for the three months ended March 31, 2006 and 2005, respectively. The increase was due to the increased number of properties owned during 2006 and increased legal and consulting fees.

        Asset management fees to related party.    Asset management fees from continuing operations increased 17.9% to $5.1 million for the three months ended March 31, 2006, from $4.3 million for the three months ended March 31, 2005. The increase was primarily related to new operating properties that were acquired, or newly constructed and commenced operations during 2005 and 2006.

        Provision for doubtful accounts.    CRP recognized a provision for doubtful accounts from continuing operations for the three months ended March 31, 2006 and 2005, of $1.5 million and $0.8 million, respectively. The first-quarter 2006 provision was primarily related to a $1.2 million reserve on a portfolio of 19 properties for which the operator guarantee had expired on December 31, 2005. The first-quarter 2005 provision was related to three senior housing portfolios and various medical facility tenants.

        Depreciation and amortization.    Depreciation and amortization expense increased 18.5% to $27.0 million for the three months ended March 31, 2006, from $22.7 million for the three months ended March 31, 2005, as a result of the increase in properties subject to operating leases during 2005. The $4.3 million depreciation and amortization expense increase was comprised of $0.3 million from operations of the properties owned as of January 1, 2005, and $4.0 million from operations of the properties that were acquired or had been under construction and commenced operations during 2005 and 2006.

  Interest and other income

        During the three months ended March 31, 2006 and 2005, CRP earned $0.7 million and $0.6 million, respectively, in interest income primarily from investments in money market accounts and other short-term, highly liquid investments.

  Interest and loan cost amortization expense

        Interest and loan cost amortization expense increased 49.2% to $23.2 million for the three months ended March 31, 2006 from $15.5 million for the three months ended March 31, 2005. The increase was primarily due to an increase in the average amount of debt outstanding as CRP continues to shift its reliance away from equity-offering proceeds to fund CRP's property acquisitions and other capital needs. The weighted-average interest rate was 6.0% for the three months ended March 31, 2006 as compared to 5.1% for the three months ended March 31, 2005.

  Discontinued operations

        Loss from discontinued operations for the three months ended March 31, 2006 was $0.5 million compared to $5.8 million for the three months ended March 31, 2005. The change was primarily due to an impairment charge of $6.2 million recorded in the first quarter of 2005, partially offset by a first-quarter 2006 net loss of $0.5 million on the sale of two properties and a provision for doubtful accounts of $0.1 million recorded in the first quarter of 2006.

  Inflation and Trends as of March 31, 2006

        CRP's senior housing leases are triple-net leases and contain provisions that CRP believes will mitigate the effect of inflation. These provisions include clauses requiring automatic increases in base rent at specified times during the term of the lease (generally on an annual basis) and the payment of contingent rent if properties achieve specified operating thresholds (based on factors such as a percentage of gross revenue above a specified level). CRP has also invested in medical facilities, which include both triple-net and gross basis leases. These leases also contain provisions that mitigate the effect of inflation, such as scheduled base rent increases during the lease terms and, with respect to gross leases, the reimbursement of future increases in operating expenses (including real estate taxes, insurance, repairs, maintenance and utilities) over a specified base amount. Inflation and changing prices may have an adverse impact on the potential disposition of the properties and on appreciation of the properties.

        CRP believes that changes and trends in the healthcare industry will continue to create opportunities for growth of senior housing and other healthcare facilities, including (i) the growth of operators serving specific healthcare niches, (ii) the consolidation of providers and facilities through mergers, integration of physician practices, and elimination of duplicative services, (iii) the pressures to reduce the cost of providing quality healthcare, (iv) more dual-income and single-parent households leaving fewer family members available for in-home care of aging parents and necessitating more senior care facilities, and (v) an anticipated increase in the number of insurance companies and healthcare networks offering privately funded long-term care insurance. Additionally, CRP believes that demographic trends are significant when looking at the potential for future growth in the healthcare industry. Today's baby boomers (those born between 1946 and 1964) will begin reaching age 65 as early as 2011. According to the U.S. Census Bureau, the age 65 plus population is projected to more than double between now and the year 2050, to 82 million. Most of this growth is expected to occur between 2010 and 2030 when the number of older adults is projected to grow by an average of 2.8% annually.

        CRP believes that during 2005, the senior housing industry experienced increased occupancies and average daily rates, and generally the facilities operated at a higher level of efficiency. The success of the future operations of CRP's properties will depend largely on each tenant's and operator's ability to adapt to dominant trends in the industry in each specific region, including, among others, greater competitive pressures, increased consolidation and changing demographics.

        CRP is not aware of any material trends, favorable or unfavorable, in either capital resources or the outlook for long-term cash generation, nor does CRP expect any material changes in the availability and relative cost of such capital resources. Assuming the inflation rate remains low and long-term interest rates do not increase significantly, CRP believes that inflation will not impact the availability of debt financings.

  Funds from Operations as of March 31, 2006

        CRP considers funds from operations, or FFO, to be an indicative measure of operating performance due to the significant effect of depreciation of real estate assets on net income. FFO, based on the revised definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") and as used herein, means net income determined in accordance with accounting principles generally accepted in the United States of America ("GAAP"), excluding gains or losses from sales of property, plus depreciation and amortization of real estate assets and after adjustments for unconsolidated partnerships and joint ventures. (Net income determined in accordance with GAAP includes the non-cash effect of straight-lining rent increases throughout the lease terms. This straight-lining is a GAAP convention requiring real estate companies to report rental revenue based on the average rent per year over the life of the leases. During the three months ended March 31, 2006 and 2005, net income included $11.1 million and $11.8 million, respectively, of these amounts.) CRP believes that by excluding the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO can facilitate comparisons of operating performance between periods and between other equity REITs. FFO was developed by NAREIT as a relative measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. However, FFO (i) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net income), (ii) is not necessarily indicative of cash flow available to fund cash needs and (iii) should not be considered as an alternative to net income determined in accordance with GAAP as an indication of CRP's operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or CRP's ability to make distributions. FFO as presented may not be comparable to amounts calculated by other companies. Accordingly, CRP believes that in order to facilitate a clear understanding of the consolidated historical operating results, FFO should be considered in conjunction with CRP's net income and cash flows as reported in the accompanying consolidated financial statements and notes thereto.

        The following is a reconciliation of net income to FFO (in thousands):

	Three Months Ended March 31,
	2006	2005
Net income	$35,752	$32,635
Adjustments:
Depreciation of real estate assets
Continuing operations	23,217	19,392
Discontinued operations	—	110
Amortization of lease intangibles
Continuing operations	3,618	3,318
Discontinued operations	—	10
Amortization of deferred leasing costs
Continuing operations	114	25
Effect of unconsolidated entity	101	61
Effect of minority interests	(194)	(105)

	$62,608	$55,446

FFO per share (basic and diluted)	$0.24	$0.23

  Related Party Transactions as of March 31, 2006

        CRP retained the Advisor as CRP's advisor to provide management, acquisition, advisory and administrative services relating to CRP's properties, mortgage loans, secured equipment lease program, other loans and other permitted investments pursuant to an advisory agreement dated May 14, 2004 (the "Advisory Agreement") that was renewed pursuant to a renewal agreement effective May 3, 2005 for a one-year term (the "2005 Renewal Agreement") and was amended by an amendment to the 2005 Renewal Agreement on July 13, 2005 (the "2005 Renewal Amendment" together with the 2005 Renewal Agreement, the "2005 Renewal Agreements"). On May 1, 2006, CRP entered into a renewal agreement (the "2006 Renewal Agreement") with the Advisor, pursuant to which the Advisory Agreement was renewed, as amended by the 2005 Renewal Agreements, for an additional one-year term commencing on May 3, 2006 and ending on May 3, 2007. The Advisory Agreement may be terminated at an earlier date upon 60 days prior written notice by either party or by mutual consent of the parties. Certain of CRP's directors and officers hold similar positions with the Advisor, the parent company of the Advisor and the managing dealer of CRP's public offerings, CNL Securities Corp. CRP's chairman of the board indirectly owns a controlling interest in the parent company of the Advisor.

        Pursuant to the Advisory Agreement, as amended and renewed, the Advisor and its affiliates earn certain fees and are entitled to receive reimbursement of certain expenses. During the three months ended March 31, 2006 and 2005, CRP incurred acquisition fees of $7.3 million and $13.5 million, respectively, for, among other things, identifying properties and structuring the terms of the leases (equal to 3.0% of gross offering proceeds and loan proceeds from permanent financing from May 3,

2005 until the present and equal to 4.0% of gross offering proceeds and loan proceeds from May 14, 2004 through May 2, 2005). These fees are included in other assets in the accompanying consolidated balance sheets prior to being allocated to individual properties or intangible lease costs.

        CRP incurred monthly asset management fees totaling $5.1 million and $4.5 million during the three months ended March 31, 2006 and 2005, respectively, (0.05% of CRP's real estate asset value, as defined in the Advisory Agreement, and the outstanding principal balance of any Mortgage Loans as of the end of the preceding month).

        The Advisor and its affiliates also provide various administrative services, including, but not limited to, accounting; financial, tax, insurance administration and regulatory compliance reporting; stockholder distributions and reporting; due diligence and marketing; and investor relations. During the three months ended March 31, 2006 and 2005, CRP incurred $0.6 million and $2.0 million for these services, respectively.

        CNL Securities Corp. received fees based on the amounts raised from CRP's offerings equal to: (i) selling commissions of 6.5% of gross proceeds under the 2004 offering and 7.5% under the prior offerings, (ii) a marketing support fee of 2.0% of gross proceeds under the 2004 Offering and 0.5% under the prior offerings and (iii) beginning on December 31, 2003, an annual soliciting dealer servicing fee equal to 0.2% of the aggregate proceeds raised in a prior offering. Affiliates of the Advisor are reimbursed for certain offering expenses incurred on CRP's behalf. Offering expenses incurred by the Advisor and its affiliates on CRP's behalf, together with selling commissions, the marketing support fee and due diligence expense reimbursements do not exceed 13% of the proceeds raised in connection with the offerings. During each of the quarters ended March 31, 2006 and 2005, CRP incurred $8.2 million for these fees and costs. These amounts are treated as stock issuance costs and charged to stockholders' equity.

        CRP owns a 9.90% interest in CNL Plaza, Ltd. (the "Owner"), a limited partnership that owns an office building located in Orlando, Florida, in which the Advisor and certain affiliates of CNL Financial Group ("CFG") lease office space. CFG owns a controlling interest in the parent company of the Advisor and is indirectly wholly owned by James M. Seneff, Jr., CRP's chairman of the board, and his wife. Robert A. Bourne, CRP's vice-chairman of the board and treasurer, is an officer of CFG. The remaining interests in the Owner are held by several entities with present or former affiliations with CFG, including: CNL Plaza Venture, Ltd., which has a 1% interest as general partner of the Owner and whose general partner is indirectly wholly owned by Mr. Seneff and his wife; CNL Corporate Investors, Ltd., which is indirectly wholly owned by Messrs. Seneff and Bourne, and which has a 54.45% interest, as a limited partner, in the Owner; CNL Hotels & Resorts, Inc. which has a 9.90% interest, as a limited partner, in the Owner; and Commercial Net Lease Realty, Inc., which has a 24.75% interest, as a limited partner, in the Owner. CRP also owns a 9.90% interest in CNL Plaza Venture, Ltd. (the "Borrower"), a Florida limited partnership, which is the general partner of the Owner. The remaining interests in the Borrower are held by the same entities in the same proportion described above with respect to the Owner.

        In 2004, the Owner conveyed a small portion of the premises underlying the parking structure adjacent to its office building, valued by the parties at $0.6 million, to CNL Plaza II, Ltd., a limited partnership in which Messrs. Seneff and Bourne own a 60% interest and 40% interest, respectively, as part of the development of the premises surrounding the building. The purpose of the conveyance was to adjust the percentage fee simple ownership under the parking structure so as to allow joint parking privileges for a new office building that was developed in 2005 and is owned by CNL Plaza II, Ltd. In connection with this transaction, the Owner received an ownership interest in a cross-bridge that was constructed and an anticipated benefit from a reduction in the allocation of its operating expenses for the parking structure. In addition, the Owner received additional consideration pursuant to a purchase price adjustment.

        On September 30, 2005, CRP executed a pro rata, several guarantee limited to 16.67%, or $2.3 million, of a $14.0 million uncollateralized promissory note of the Borrower that matures December 31, 2010.

        CRP maintains bank accounts in a bank in which certain of CRP's officers and directors, including Messrs. Seneff and Bourne, serve as directors and are principal stockholders. The amounts deposited with this bank were $4.9 million and $3.1 million at March 31, 2006 and December 31, 2005, respectively.

        CRP's chairman of the board is a director in a hospital that leases office space in seven of the medical facilities that CRP acquired in August 2004. Additionally, one of CRP's independent directors is a director in a health system that leases office space in one of the medical facilities that CRP acquired in April 2004. During the three months ended March 31, 2006 and 2005, these hospitals contributed less than 1% of CRP's total revenues.

  Subsequent Events

        Reinvestment Plan.    CRP's board of directors has determined that it is in CRP's best interest to terminate CRP's distribution reinvestment plan, beginning with the second quarter of 2006. The termination of CRP's distribution reinvestment plan is effective as of June 15, 2006, and therefore no distributions to CRP's stockholders will be reinvested in shares of CRP's common stock pursuant to CRP's distribution reinvestment plan for the second quarter of 2006.

CRP's Management's Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 2005

  Business Overview as of December 31, 2005

        CRP's continuing focus during 2005 was on (i) stabilizing the operating performance of its properties, (ii) developing new relationships and strengthening existing relationships with CRP's tenants, operators and managers (iii) strengthening existing relationships with lenders, and (iv) raising capital through CRP's equity offering and investing the proceeds in properties and other permitted investments.

  (i)
  CRP worked closely with CRP's tenants and operators to identify cash flow enhancing strategies where it identified deficiencies. Where necessary, CRP restructured lease terms and made capital expenditures to upgrade the properties, on which CRP will receive a return from the tenant. CRP also determined to hold for sale and recognized impairment losses on three properties that were identified as under-performing when acquired with their respective portfolios.

  (ii)
  CRP developed new relationships with senior housing tenants and operators. In addition, CRP entered into a new relationship with Cirrus to acquire, manage and develop new and existing medical facilities. As of March 15, 2006, CRP has acquired 14 medical facilities and two specialty hospitals through this relationship. CRP continued to foster its relationship with DASCO which, as of December 31, 2005, managed forty-eight of CRP's medical facilities and was developing five of CRP's medical facilities.

  (iii)
  CRP strengthened its relationship with lenders as CRP obtained or assumed $348.6 million of permanent financing, entered into interest rate swap agreements tied to debt with an aggregate notional amount of $233.8 million that reduced CRP's aggregate variable-interest-rate debt, drew $63.4 million under CRP's construction loan facilities and amended CRP's revolving line of credit to increase the borrowing capacity to $400.0 million under more favorable terms. Additionally, CRP prepaid $58.3 million of above-market variable-interest-rate mortgage debt and repaid $60.0 million under a term loan.

  (iv)
  During the year ended December 31, 2005, CRP received gross offering proceeds net of redemptions of $178.4 million. CRP invested $435.4 million in the acquisition of 40 properties, the funding of CRP's development projects and ongoing capital improvements of CRP's properties. CRP also funded a $16.0 million loan advance to a Cirrus affiliate under a five-year $85.0 million, senior secured term loan to finance the acquisition, development, syndication and operation of new and existing surgical partnerships.

        As of December 31, 2005, CRP held real estate assets located in 33 states consisting of (dollars in thousands):

	Number of properties	Investment at December 31, 2005
Senior Housing facilities:
Operating	183	$2,820,657
Under construction	1	37,669
Medical Facilities:
Operating	68	639,174
Under construction	5	5,611

	257	$3,503,111

Real estate held for sale	5	$12,692

  Liquidity and Capital Resources as of December 31, 2005

        CRP primarily invests in or develops properties and may invest in other permitted investments. As of March 15, 2006, CRP has relied on the sale of CRP's common stock to fund a significant portion of CRP's property investments. CRP also obtained funds through borrowings under permanent or construction financing, operating activities and draws on CRP's revolving line of credit. The 2004 offering will close on or before March 26, 2006, and CRP does not presently intend to commence a new offering. Therefore, CRP will need to rely on other sources of capital or debt to fund property acquisitions and development. CRP believes that over the short term, which is less than 12 months, borrowings under permanent or construction financing, draws on CRP's revolving line of credit and cash on hand at December 31, 2005, will be sufficient to meet CRP's forecasted capital requirements for property investments, senior secured term loan funding, capital expenditures and the re-tenanting of CRP's medical facilities. Over the long term, which is 12 months or more, and subject to the terms of the merger agreement, CRP may raise capital by encumbering properties, entering into joint venture agreements with respect to CRP's investments in new or existing properties, issuing preferred stock, selling existing properties, or CRP may stop investing in properties.

        Operating cash flow for the year ended December 31, 2005, was $188.3 million and is expected to increase with a full year of operations for the 40 properties that CRP acquired during 2005 and those forecasted to be acquired during 2006. As of December 31, 2005, CRP has adequate construction funding to complete and open the properties under construction which CRP expects to generate additional operating cash flow.

        CRP expects to continue to be able to pay distributions to maintain its REIT status, which requires that CRP distribute at least 90% of its taxable income to stockholders. Operating cash flow is expected to provide a significant portion of CRP's distributions, and to the extent necessary, CRP may borrow funds from its revolving line of credit to make distributions to stockholders. During 2006 until the closing of the merger, CRP intends to maintain its quarterly distribution payment rate to stockholders of $0.1776 per share. CRP expects that cash flow generated from operations will be sufficient to fund distribution payments; however, if cash flow generated from operations is not sufficient, CRP may use borrowings under its revolving line of credit to cover such shortage.

  Common Stock Offerings as of December 31, 2005

        Upon formation in December 1997, CRP received an initial capital contribution of $200,000 for 20,000 shares of common stock from the Advisor. From CRP's inception through December 31, 2005, CRP has made five public offerings of CRP's common stock and received subscriptions as follows (in thousands):

		Offering		Subscriptions
Offering
	Date Completed	Shares(a)	Amount	Shares(b)	Amount
Initial Offering	September 2000	15,500	$155,000	972	$9,719
2000 Offering	May 2002	15,500	155,000	15,500	155,000
2002 Offering	April 2003	45,000	450,000	45,000	450,000
2003 Offering	April 2004	175,000	1,750,000	156,793	1,567,925
2004 Offering	March 26, 2006	400,000	4,000,000	41,548	415,485

		651,000	$6,510,000	259,813	$2,598,129

(a)
Includes reinvestment plan shares of 500 in each of the initial and 2000 offerings, 5,000 in the 2002 offering, 25,000 in the 2003 offering and 15,000 in the 2004 offering.

(b)
Includes reinvestment plan shares of 5 in the initial offering, 42 in the 2000 offering, 129 in the 2002 offering, 1,728 in the 2003 offering and 8,749 in the 2004 offering.

        The price per share of all of the equity offerings of CRP's common stock has been $10.00 per share with the exception of (i) shares purchased pursuant to volume or other discounts and (ii) shares purchased through CRP's reinvestment plan which are currently priced at $9.50 per share. Selling commissions, marketing support fees, due diligence expense reimbursements and other offering expenses have not exceeded 13% of gross proceeds.

        For the year ended December 31, 2005, net proceeds received from CRP's offering of shares, after deduction of selling commissions, marketing support fees, due diligence expense reimbursements, offering expenses and redemptions, totaled approximately $160.0 million.

        During the period January 1, 2006 through March 15, 2006, CRP received additional net offering proceeds of $24.6 million, proceeds from new permanent financing of $89.3 million and incurred acquisition fees and costs of $3.5 million, including $2.7 million related to acquisition fees on the new permanent financing.

        If the merger is not consummated and if CRP does not list its shares by December 31, 2008, CRP will commence an orderly liquidation of its assets and the distribution of net proceeds to CRP's stockholders. CRP continues to monitor the market to determine if or when to list or pursue other strategic alternatives.

  Redemptions as of December 31, 2005

        CRP has a redemption plan under which CRP may elect to redeem shares, subject to certain conditions and limitations. Under the redemption plan, prior to such time, if any, as a listing occurs, any stockholder who has held shares for at least one year may present all or any portion equal to at least 25% of their shares to CRP for redemption in accordance with the procedures outlined in the redemption plan. Upon presentation, CRP may, at its option, redeem the shares for cash, subject to certain conditions and limitations. Redemptions are limited to the extent sufficient funds are available, however, at no time during any 12-month period may the number of shares CRP redeems exceed 5% of the number of shares of CRP's outstanding common stock at the beginning of the 12-month period. The full amount of proceeds from CRP's distribution reinvestment plan is available for redemptions. In addition, CRP may, at its discretion, use up to $100,000 per calendar quarter of the proceeds of any public offering of CRP's common stock for redemptions. In the second quarter of 2004, CRP amended its redemption plan to change CRP's redemption price from $9.20 per share to $9.50 per share. During the years ended December 31, 2005, 2004 and 2003, 3,904,039 shares, 685,396 shares and 131,781 shares, respectively, were redeemed and retired for $37.1 million, $6.5 million and $1.2 million, respectively.

  Property Acquisitions as of December 31, 2005

        At December 31, 2005, CRP's investment portfolio consisted of 262 properties located in 33 states with an aggregate investment amount of approximately $3.5 billion compared to 222 properties located in 32 states with an aggregate investment amount of approximately $3.2 billion at December 31, 2004. During 2005, CRP invested $435.4 million in 40 properties, including the payout of $9.5 million in earnouts to the seller of two properties acquired in 2003. The properties acquired were (i) 18 senior housing facilities, consisting primarily of assisted living and independent living facilities, (ii) 21 medical facilities consisting of 18 medical office buildings, 5 of which were under construction, one specialty hospital and 2 walk-in clinics and (iii) a 10.4 acre parcel of land which CRP intends to sell. Two senior housing facilities and four medical facilities that were under construction at December 31, 2004 or when acquired during 2005 commenced operations during 2005. With the exception of one senior housing facility, CRP, as lessor, entered into long-term, triple-net lease agreements relating to the senior housing facilities and shorter-term, gross or triple-net lease agreements relating to the medical facilities. As of December 31, 2005, four of CRP's senior housing facilities and a parcel of land were held for sale.

        The 40 properties acquired during 2005 are subject to operating leases. Operating leases related to CRP's senior housing facilities generally provide for initial terms of 15 years with options that allow the tenants to renew the leases for 5 to 20 successive years subject to the same terms and conditions as the initial leases. In addition to minimum annual base rent, a number of the senior housing leases require contingent rent if operating performance or occupancy rate thresholds, as defined in the lease agreements, are achieved. The leases generally also provide for the tenant to fund, in addition to minimum rent payments, an FF&E reserve fund. The tenant deposits funds into the FF&E reserve account and periodically uses these funds to cover the cost of the replacement, renewal and additions to furniture, fixtures and equipment. Operating leases related to CRP's medical facilities include both triple-net and gross basis leases and generally have initial terms of 5 to 15 years. These leases provide for minimum rent and are generally subject to renewal options. The gross basis leases allow CRP to recover a portion of the medical facility operating expenses from the tenants, as specified in the lease agreements. Substantially all property leases require minimum annual base rent to be paid in monthly installments and to increase at predetermined intervals (typically on an annual basis) during the terms of the leases.

        In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), CRP allocates the value associated with having in-place operating leases at the date of acquisition to an intangible lease asset or liability considering factors associated with lease origination costs, customer relationships and above- or below-market leases. During 2005, CRP allocated $15.7 million of acquired real estate value to in-place lease origination costs and customer relationships which are amortized over the remaining terms of the leases acquired with each property, $1.3 million to an intangible lease asset related to above-market lease values which are amortized to rental income from operating leases. CRP also allocated $1.9 million to an intangible lease liability acquired with each property related to below-market lease values which are accreted to rental income from operating leases over the remaining terms of the leases, including below-market lease extension, if any.

  Other Investments as of December 31, 2005

        In August 2005, CRP entered into an agreement to provide a Cirrus affiliate with an interest only, five-year senior secured term loan under which up to $85.0 million (plus capitalized interest) may be borrowed to finance the acquisition, development, syndication and operation of new and existing surgical partnerships. During the first 48 months of the term, interest at the rate of 14.0% will accrue, of which 9.5% will be payable monthly and the balance of 4.5% will be capitalized; thereafter, interest at the greater of 14.0% or LIBOR plus 9.0% will be payable monthly. The loan is subject to equity contribution requirements and borrower financial covenants that will dictate draw down availability, is collateralized by all of the assets of the borrower (comprised primarily of interests in partnerships operating surgical facilities in premises leased from a Cirrus affiliate) and is guaranteed up to $50.0 million through a combination of (i) a personal guarantee of up to $13.0 million by a principal of Cirrus and (ii) a guarantee of the balance by other principals of Cirrus under arrangements for recourse limited only to their interests in certain entities owning real estate. At December 31, 2005, the balance outstanding under the senior secured term loan was $16.0 million.

        In connection with the senior secured term loan, CRP received stock warrants which are exercisable into a 10% to 15% ownership interest of the borrower. The stock warrants are exercisable at the earlier of an event of default or the full repayment of the senior secured term loan and expire in September 2015.

        In August 2004, CRP acquired a 55% interest in DASCO for $6.0 million including closing costs. CRP allocated $5.8 million to goodwill, which represents the excess of the purchase price paid plus closing costs over the fair market value of the tangible assets (office furniture and equipment) acquired in the business acquisition. The purchase of the 55% interest in DASCO has provided and may continue to provide opportunities for CRP to participate in new medical office development and acquisition opportunities, as well as enter the business of managing medical facilities. As of December 31, 2005, DASCO managed forty-eight of CRP's medical facilities and was developing five of CRP's medical facilities.

        CRP owns a 9.90% interest in CNL Plaza, Ltd., a limited partnership that owns an office building located in Orlando, Florida, in which the Advisor and certain affiliates of the Advisor's parent company lease office space. CRP's initial equity investment in the partnership was $0.3 million. CRP's share in the limited partnership's distributions is equivalent to CRP's equity interest in the limited partnership. The remaining interests in the limited partnership are owned by several entities with present or former affiliations with the Advisor's parent company. On September 30, 2005, CRP severally guaranteed 16.67%, or $2.3 million, of a $14.0 million uncollateralized promissory note of the limited partnership that matures December 31, 2010. As of December 31, 2005, the uncollateralized promissory note had an outstanding balance of $13.9 million. CRP has not been required to fund any amount under this guarantee. In the event CRP is required to fund amounts under the guarantee, CRP believes that such amounts would be recoverable either from operations of the related asset or proceeds upon liquidation.

  Investments Subsequent to December 31, 2005 and Pending Investments

        Investments Subsequent to December 31, 2005.    In January 2006, CRP acquired seven medical facilities from Cirrus for $84.5 million which CRP funded, in part, with proceeds from a new $56.3 million, ten-year mortgage loan that bears fixed-rate interest at 5.59%. Four of the acquired properties are located in Texas, two are in Arizona and one is in Missouri, and in aggregate they contain approximately 255,000 square feet. Cirrus will manage the properties.

        Pending Investments.    As of March 15, 2006, CRP had initial commitments to acquire from Cirrus majority equity interests in five medical facilities for an aggregate price of $72.6 million and for which CRP has posted a $4.6 million non-refundable deposit as of December 31, 2005. Four of the medical facilities are located in Texas, and one medical facility is located in Oklahoma. CRP expects that Cirrus will manage the five medical facilities. The acquisition of each of these investments is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these investments will be acquired by CRP.

  Off-Balance Sheet Arrangements as of December 31, 2005

        Interest Rate Swaps.    On May 5, 2005, CRP entered into two interest rate swap agreements effective June 1, 2005, and one interest rate swap agreement effective July 1, 2005, for an aggregate notional amount of $233.8 million to hedge against unfavorable fluctuations in interest rates on CRP's variable interest rate mortgage notes payable. The hedges have a 4.19% weighted-average fixed rate plus a 1.26% weighted-average spread, resulting in an all-in fixed interest rate of 5.45% until 2010.

  Borrowings as of December 31, 2005

        Revolving Line of Credit.    On August 23, 2005, CRP amended and restated its $85.0 million credit agreement and closed on a $320.0 million amended and restated senior secured revolving line of credit, which permits CRP to expand the borrowing capacity up to $400.0 million and extended the initial maturity date to August 23, 2007. The amount available for use under the revolving line of credit is subject to certain limitations based on the pledged collateral. The revolving line of credit is collateralized by 36 properties with a carrying value of approximately $390.4 million at December 31, 2005, that in the aggregate, currently allows CRP to draw up to $283.0 million. The revolving line of credit contains two one-year extension options and may be used to fund the acquisition and development of properties, purchase other permitted investments and for general corporate purposes. At closing, pricing was reduced from LIBOR plus 300 basis points to LIBOR plus 150 basis points. The revolving line of credit requires interest only payments at LIBOR plus a percentage that fluctuates depending on CRP's aggregate amount of debt outstanding in relation to CRP's total assets (6.20% all-in rate at December 31, 2005, which represents a pricing of LIBOR plus 170 basis points). At December 31, 2005, $75.0 million was outstanding under the revolving line of credit.

        Term Loan.    In January 2005, CRP repaid and terminated a $60.0 million, 14-day term loan used for the acquisition of certain properties until permanent financing was obtained in January 2005.

        Permanent Financing.    During 2005, CRP obtained $348.6 million in permanent financing by assuming existing debt or securing new debt on various properties acquired during the period and by encumbering certain existing properties with new debt. As of December 31, 2005, CRP's aggregate permanent financing was $1.2 billion and was collateralized by properties with an aggregate net book value of $2.2 billion.

        In July 2005, CRP prepaid a $10.5 million mortgage note payable using available cash at June 30, 2005. In August 2005, CRP prepaid $47.8 million in mortgage notes payable using available cash and proceeds from CRP's revolving line of credit.

        Approximately 30% of the mortgage notes payable, construction loans payable and revolving line of credit at December 31, 2005, was subject to variable interest rates; therefore, CRP is exposed to market changes in interest rates as explained in "Quantitative and Qualitative Disclosures About Market Risk" below. Some of CRP's variable-rate loans contain provisions that allow CRP to convert the variable interest rates to fixed interest rates based on U.S. Treasury rates plus a premium at the time the conversion option is exercised. Fixed interest rates range from 4.85% to 8.42% with a weighted-average rate of 5.97%. Certain fixed-rate loans assumed by us contain substantial prepayment penalties and/or defeasance provisions that may make it economically unfavorable to prepay the loans prior to their maturity dates. Many of the loans have financial covenants which are typically found in commercial loans and which are primarily based on the operations of the properties. Certain loans contain extension options with terms similar to the initial loan terms.

        During 2005, CRP incurred $11.7 million in loan costs in connection with the placement and assumption of permanent financing facilities and the amended revolving line of credit.

        The table below summarizes permanent financing that CRP obtained during the year ended December 31, 2005 (dollars in thousands):

Date Funded/Assumed	Mortgage Payable	Maturity Date	Interest Rate
Fixed-Rate Debt:
January 2005	$7,108	June 2010	8.41%(1)
March 2005	39,010	April 2012	4.85%
March 2005	34,299	January 2011 - April 2013	5.69% - 7.15%
June 2005	9,500	September 2012	5.67%
June 2005	1,669	May 2008	7.51%
October 2005	57,655	November 2015	5.39%

	149,241

Variable-Rate Debt:
January 2005	100,000	January 2010	LIBOR + 1.25%
March 2005	50,000	March 2010	LIBOR + 1.50%

	150,000

Other
October 2005	49,320	October 2013	(2)

	$348,561

(1)
The stated interest rate of 8.41% on this loan was greater than that available to CRP in the open capital market for comparable debt at the time of assumption. Consequently, CRP recognized $0.7 million in debt premium that will be amortized over the period of the loan which reduces the effective interest rate to 5.67%. During 2005, CRP recognized $0.1 million in debt premium amortization related to this loan that is included in interest and loan cost amortization expense in the accompanying consolidated statements of income.

(2)
On October 3, 2005, CRP (i) exercised an extension option available under the $140.4 million mortgage notes that were to mature in October 2005, (ii) negotiated the inclusion of an $82.2 million variable-rate mortgage loan due to mature in April 2008 and (iii) drew an additional $19.4 million under the facility, all with a new maturity date of October 2013. The facility contains provisions that will allow CRP to draw an additional $58.0 million upon providing additional collateral. Of the new $242.0 million mortgage note payable, $121.0 million bears fixed-rate interest at 5.63% requiring principal and interest payments through maturity and $121.0 million bears variable-rate interest based on the 3 to 9 month Fannie Mae Discount MBS rate plus 0.95% (5.16% at December 31, 2005) requiring interest only payments through maturity. CRP also has the option to convert the variable-rate debt component to fixed-rate debt.

        Construction Financing.    During 2005, CRP entered into new construction loan facilities of $37.0 million and collectively drew a net of $62.1 million under all of our construction loans related to certain properties in various stages of development. Total construction loans outstanding at December 31, 2005, were $143.6 million, and total liquidity remaining was $38.9 million. The loans are variable interest rate loans and mature from November 2006 through December 2013. CRP anticipates that it will obtain permanent financing to pay the construction loans as they become due.

        Bonds Payable.    At December 31, 2005 CRP had $98.0 million of non-interest bearing life care bonds at our two CCRCs and non-interest bearing occupancy fee deposits at another of CRP's senior housing facilities, all of which were payable to certain residents of the facilities (collectively "bonds"). During 2005, the tenants of the facilities issued new bonds to new residents of the facilities totaling $12.6 million and used the proceeds from the bonds issued in the current period and prior periods to retire $9.1 million of bonds on CRP's behalf. At December 31, 2005, $68.7 million of the bonds were refundable to the residents upon the resident moving out or to a resident's estate upon the resident's death and $29.4 million of the bonds were refundable after the unit has been successfully remarketed to a new resident. Excess bond redemptions over bond issuance, if any, will be funded from prior net bonds issuance reserves, to the extent available or from available operating cash flow.

  Contractual Obligations and Commitments as of December 31, 2005

        The following table presents CRP's contractual cash obligations and related payment periods as of December 31, 2005 (in thousands):

	Less than 1 Year	2 - 3 Years	4 - 5 Years	Thereafter	Total
Mortgages payable	$55,776	$128,468	$517,886	$517,076	$1,219,206
Construction loans payable	75,499	44,696	12,155	11,210	143,560
Ground leases	372	981	988	23,750	26,091
DASCO office lease	204	420	437	243	1,304
Revolving line of credit	—	75,000	—	—	75,000
Bonds payable(1)	—	—	—	98,016	98,016
Security deposits and rent support	—	—	—	23,954	23,954

	$131,851	$249,565	$531,466	$674,249	$1,587,131

(1)
Of this amount, $68.7 million was due upon the resident moving out or the resident's death and $29.4 million was due upon the unit being successfully remarketed to a new resident. It is expected that the proceeds from the issuance of new refundable life care bonds will be used to retire the existing bonds; therefore, bond redemptions are not expected to create a current net cash obligation.

        The following table presents CRP's commitments, contingencies and guarantees, and related expiration periods as of December 31, 2005 (in thousands):

	Less than 1 Year	2 - 3 Years	4 - 5 Years	Thereafter	Total
Pending investments(1)	$157,100	$—	$—	$—	$157,100
Unfunded senior secured term loan(2)	69,000	—	—	—	69,000
Capital improvements to properties(3)	62,620	—	—	—	62,620
Earnout provisions(4)	25,979	—	—	—	25,979
Guarantee of uncollateralized promissory note of CNL Plaza, Ltd.	—	—	2,313	—	2,313

	$314,699	$—	$2,313	$—	$317,012

(1)
As of December 31, 2005, CRP had initial commitments to acquire 12 medical facilities for which CRP had posted a non-refundable $10.6 million deposit. In January 2006, CRP completed the acquisition of seven medical facilities for $84.5 million, including the application of $6.0 million of the non-refundable deposit that CRP had posted as of December 31, 2005. The remaining properties are expected to be acquired in the first quarter of 2006. The acquisition of each of these investments is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that CRP will acquire one or more of these investments.

(2)
Represents the unfunded portion under the $85.0 million senior secured term loan.

(3)
Commitments for the funding of properties under construction of $38.9 million are expected to be funded with draws from construction loan facilities and the remaining balance relates to property expansion and renovation plans which CRP expects to fund from borrowings under CRP's revolving line of credit.

(4)
In connection with the acquisition of 41 properties, CRP may be required to make additional payments to the seller if earnout provisions are achieved by the earnout date. The calculation generally considers the net operating income for the property, CRP's initial investment and the fair value of the property at the earnout date. In the event an amount is due, the applicable lease would be amended and annual minimum rent will increase accordingly. Amounts presented represent maximum exposure to additional payments. Earnout amounts related to six additional properties are subject to future values and events which are not quantifiable at December 31, 2005, and are not included in the table above.

  Market Risk

        See "Quantitative and Qualitative Disclosures About Market Risk" below.

  Cash and Cash Equivalents as of December 31, 2005

        Until properties are acquired or other permitted investments are entered into, cash from offering proceeds or permanent financings is held in short-term (defined as investments with an original maturity of three months or less), highly liquid investments which CRP believes to have appropriate safety of principal. This investment strategy provides high liquidity in order to facilitate CRP's use of these funds to acquire properties at such time as properties suitable for acquisition are identified or to fund other permitted investments and take advantage of favorable capital market conditions. At December 31, 2005, CRP had approximately $94.9 million invested in short-term investments as compared to $51.8 million at December 31, 2004. The increase was primarily due to the fact that proceeds received from the placement of new permanent financing and offering proceeds received from the sale of shares of common stock during the year ended December 31, 2005, more than offset cash used to invest in additional properties.

  Accounts and Other Receivables as of December 31, 2005

        CRP's accounts and other receivables, net increased $3.0 million to $23.5 million at December 31, 2005, from $20.5 million at December 31, 2004, consisting of a $6.3 million increase in accounts and other receivables and a $3.3 million increase in the reserve for doubtful accounts. The $6.3 million increase in accounts and other receivables was due to (i) an increase in rental revenues receivable of $11.3 million, (ii) an increase in other receivables of $0.7 million, offset by (iii) a $5.7 million reduction due to the reclassification of rental revenues receivable from current receivables to deferred receivables, as described in "—Deferred Receivables" below. The $3.3 million increase in the reserve for doubtful accounts was due to (i) a $4.5 million increase in the reserve for balances outstanding at December 31, 2005 offset by (ii) a $1.1 million reduction in the reserve associated with the rental revenues receivable that were reclassified to long-term receivables, as described in "—Deferred Receivables" below and (iii) a $0.1 million write-off of bad debt. Past due rent receivables were $14.8 million and $10.7 million at December 31, 2005 and 2004, respectively. At December 31, 2005, $5.8 million of the $7.2 million allowance for doubtful accounts was attributable to HRA tenants.

        Effective November 2005, CRP amended and restated the leases of a five-property portfolio by (i) releasing from the pooled portfolio a non-performing property that is currently held for sale and which had been reducing the other properties' ability to pay current rent (ii) increasing the lease basis on the remaining four properties to cover the expected loss from disposing of the released property (iii) realigning the current lease rate to mirror current and forecasted portfolio operating performance and revenue enhancements (iv) extending the lease term by six years and (v) preserving the ability to collect $3.1 million past due receivables as of November 2005, that were reclassified to other assets. Additionally, CRP funded $0.8 million of common area renovations, which CRP added to the lease basis, to enhance the properties' appeal to residents and improve market position. During 2005 CRP recognized a $6.2 million impairment charge on the released property to reduce its carrying value to $2.0 million, which is its estimated fair value less the estimated costs to dispose.

        In connection with 19 properties for which CRP billed $16.5 million in base rents for the year ended December 31, 2005, Sunrise, the operator, had guaranteed rent payments until December 31, 2005. CRP's evaluation of these properties' 2006 forecasted operating results revealed that it is likely that they will not be able to generate sufficient cash flow from operations to cover a portion of the 2006 contractual rental payments. This may result in CRP's recognition of additional provisions for doubtful accounts in 2006 and may have an adverse affect on CRP's cash available for distribution to stockholders. CRP is working with the HRA tenants (the tenant) and Sunrise to implement a plan to enhance cash flow generated from these properties. CRP is also evaluating strategic alternatives which may include lease restructure and sale of one or more of the properties.

        Three additional properties had Sunrise guarantees that expired on June 30, 2005. During 2004, CRP determined to hold one of the properties for sale and recognized a $1.9 million impairment charge to reduce the property's carrying value to $1.6 million, which is its estimated fair value less the estimated costs to dispose. In January 2006, CRP entered into an agreement to sell this property for an expected sales price of approximately $2.1 million. This transaction is subject to customary closing conditions and there can be no assurance that such conditions will be met, or if met, that the transaction will occur. During 2005, CRP determined to hold the two remaining properties for sale and recognized a $1.5 million impairment charge to reduce the properties' aggregate carrying value to $5.8 million, which is their estimated fair value less the estimated costs to dispose. In March 2006, CRP sold these two properties to an unrelated third party for $6.0 million and CRP took back a purchase money mortgage with a three-year term secured by the properties in the amount of $4.8 million. Interest is payable annually at a rate of 6.0% and principle is due at maturity. CRP realized a net loss on the sale of the properties of $0.2 million in March 2006.

        Five other senior housing facilities continued to experience cash flow shortages and were unable to pay a portion of their rent obligations during 2005. Two of these properties were not supported by tenant guarantees or security deposits. During 2005, CRP worked with the operators of the properties to put initiatives in place to enhance revenue as well as certain cost containment measures and as a result, the properties began to cover a larger portion of their rent in the latter part of 2005. This trend is expected to continue during 2006. The three other properties are pooled within their portfolio but operating deficiencies of the three properties caused rent payment shortfalls. CRP continues to work with the operators of these properties to enhance revenue and reduce expenses. CRP expects that certain measures that were initiated during 2005 will enhance cash flow of the properties during 2006. However, failure of the properties to continue to enhance their cash flow from operations will result in the non-payment of a portion of their rent, and as a result, the recognition of additional provisions for doubtful accounts in 2006 which may have an adverse affect on CRP's cash available for distribution to stockholders.

        CRP's analysis of estimated future cash flows to be generated by certain other properties for which CRP currently has reserves reveals that certain delinquent amounts will be collected in 2006.

        CRP has been and will continue to work with the tenants and the operators of the respective properties to implement plans to increase operating efficiencies in order to enhance cash flow generated from the properties to fund current and past due rent obligations under the leases. In addition, CRP is evaluating strategic alternatives for certain facilities. The results of actual facility operations or implementation of one or more of these alternatives could result in additional reserves for doubtful accounts or impairment losses that may impact CRP's results of operations and ability to pay distributions in future periods.

  Deferred Receivables as of December 31, 2005

        At December 31, 2005 and 2004, deferred receivables were $6.6 million and $0.9 million, respectively. Leases relating to 13 senior housing facilities provide for the amount of rental revenues receivable outstanding as of the end of the year to no longer be considered accounts receivable, but rather to be considered as a deferred receivable. Such amounts are added to the lease basis of these facilities and CRP receives a return based on the then current lease rate of the portfolio, including annual increases. Accordingly, CRP reclassifies such amounts from accounts receivable to other assets in the accompanying consolidated balance sheets. In 2006, CRP expects to reclassify an additional $1.6 million for the outstanding rental revenues receivable at December 31, 2005, related to the 13 properties. In addition, as described under "Accounts Receivable" above, $3.1 million of rental revenues receivable related to the leases of a five-property portfolio was reclassified from accounts receivable to deferred receivables in accordance with the lease amendment and restructure. The deferred receivables are payable from the tenant's excess cash flow after the payment of current rent and certain other fees, as permitted under the respective lease agreements. Based on CRP's evaluation of the properties' projected cash flows over the remaining term of the leases, CRP expects that the deferred receivables at December 31, 2005, and their respective rents will be collected and as such, CRP does not provide for a reserve for doubtful accounts.

  Operator Rent Guarantees as of December 31, 2005

        During the years ended December 31, 2005 and 2004, rental income included draws on operator rent guarantees of $14.9 million and $21.6 million, respectively. To mitigate credit risk, certain senior housing leases are combined into portfolios that contain cross-default and pooling terms. In addition, as of December 31, 2005, CRP held $24.0 million in security deposits and rent support related to certain properties.

        CRP had the following remaining rental support and limited guarantees from certain tenants and operators at December 31, 2005 (dollars in thousands):

				Guarantee
Guarantor	Number of Properties	Maximum		Used Since Acquired	Remaining Balance
Horizon Bay	21	$17,500		$14,391	$3,109
Aureus	11	10,000		2,255	7,745
ARC	8		(1)	9,416		(1)
Eby	6		(1)	329		(1)
Encore	17		(1)	791		(1)
Greenwalt	5		(1)	2,493		(1)
Sunrise	2		(1)	—		(1)
Sunrise	17		(2)	6,281		(2)
Sunrise	3		(3)	2,809		(3)

(1)
Unconditional guarantees

(2)
Sunrise guaranteed the tenants' obligations to pay minimum rent and the FF&E reserve funds under the 17 leases until the later of (i) March 2006 or (ii) 18 months after the final development date of certain properties, as defined in the lease agreement. The final development property commenced operations in January 2006; accordingly, the Sunrise guarantee will terminate in July 2007.

(3)
Sunrise guaranteed the tenants' rent obligations for these senior housing facilities that were acquired in 2004 and which commenced operations in 2004, until the later of (i) September 2006 or (ii) the properties achieving predetermined rent coverage thresholds, which are not determinable at this time.

        Although CRP acquires properties located in various states and regions and screens its tenants in order to reduce risks of default, failure of Horizon Bay, the HRA tenants, or CRP's other tenants, their guarantors, or the Sunrise or Horizon Bay brands would significantly impact the results of CRP's operations.

  Distributions as of December 31, 2005

        During the years ended December 31, 2005, 2004 and 2003, CRP generated cash from operations of $188.3 million, $139.6 million and $60.8 million, respectively, which included unrestricted security deposits received from tenants of $4.1 million, $8.7 million and $3.1 million, respectively and draws on tenant and operator rent guarantees of $14.9 million, $21.6 million and $5.6 million, respectively. CRP's board of directors declared distributions to CRP's stockholders of $176.0 million, $147.2 million and $59.8 million during 2005, 2004 and 2003, respectively. In addition, on January 1, February 1 and March 1, 2006, CRP's board of directors declared distributions to stockholders of record on those dates, of $0.0592 per share of common stock which are payable by March 31, 2006. Effective July 1, 2005, the board of directors amended CRP's distribution policy to discontinue the monthly payment of stockholder distributions, such that all distributions will be paid solely on a quarterly basis and will continue to be declared monthly during the offering period and quarterly thereafter.

        CRP's distribution policy is based on a balanced analysis of value creation reflective of both current and long-term stabilized cash flows of CRP's properties, CRP's objective of continuing to qualify as a REIT for federal income tax purposes, the actual operating results of each quarter and anticipated operating results for the coming year, economic conditions, other operating trends, CRP's financial condition, loan restrictions, capital requirements and avoidance of volatility of distributions. During 2006 and prior to closing of the merger, CRP intends to maintain its quarterly distribution payment rate to stockholders of $0.1776 per share. CRP expects that cash flow generated from operations will be sufficient to fund distribution payments; however, if cash flow generated from operations is not sufficient, CRP may use borrowings under its revolving line of credit to cover such shortage.

        CRP's acquisition strategy is focused on opportunistically investing in larger portfolios, which allows CRP to obtain increased efficiencies. As a result, larger cash outlays are required at the time of purchase which may cause cash to accumulate for longer periods of time in short-term investments at lower returns prior to making these purchases. Therefore, distributions paid to stockholders may periodically be greater than cash flows generated from operations. CRP expects to continue a large portfolio investment strategy during 2006, and may borrow funds from CRP's revolving line of credit to make distributions to stockholders in future quarters. During the years ended December 31, 2005, 2004 and 2003, distributions paid to stockholders were supported by borrowing under CRP's revolving line of credit of $0, $7.6 million and $0 million, respectively.

        For the years ended December 31, 2005, 2004 and 2003, approximately 67%, 60% and 71%, respectively, of the distributions received by stockholders were considered to be ordinary income and approximately 33%, 40% and 29%, respectively, were considered a return of capital for federal income tax purposes. No amounts distributed to stockholders for the years ended December 31, 2005, 2004 and 2003, were required to be or have been treated by us as a return of capital for purposes of calculating the stockholders' 8% return, which is equal to an 8% cumulative, non-compounded annual return on the amount calculated by multiplying the total number of shares of common stock purchased by stockholders by the issue price, without deduction for volume or other discounts, reduced by the portion of any distribution that is attributable to net sales proceeds and by any amount CRP has paid to repurchase shares under CRP's redemption plan.

  Liquidity Requirements as of December 31, 2005

        CRP believes that cash flow provided by operating activities will be sufficient to fund normal recurring operating expenses, regular debt service requirements and a significant portion of the distributions to stockholders. To the extent that cash flow provided by operating activities is not sufficient to meet such short-term liquidity requirements as a result, for example, of CRP's portfolio investment strategy or expenses due to the tenants defaulting under the terms of their lease agreements, CRP will use borrowings under its revolving line of credit. CRP expects to meet its other short-term liquidity requirements, including the acquisition and development of properties, the investment in other permitted investments, and the scheduled maturities of permanent financings with proceeds remaining from CRP's offerings (to the extent available), advances under the revolving line of credit, new permanent financing and the placement of permanent debt to replace maturing construction loans. CRP expects to meet its long-term liquidity requirements through short- or long-term, collateralized and uncollateralized financing or equity financing.

        Senior housing facilities are generally leased on a long-term, triple-net basis, meaning the tenants are required to pay repairs and maintenance, property taxes, insurance and utilities. Generally, the tenants are also required to maintain an FF&E reserve account which is used to fund expenditures to refurbish buildings, premises and equipment to maintain the leasehold in a manner that allows operation for its intended purpose. In the event that the FF&E reserve is not sufficient, CRP may make fixed asset expenditures, in which case the annual minimum rent will be increased. CRP believes that current tenant reserves are sufficient to meet foreseen material FF&E repairs. The medical facilities are leased on either a triple-net or gross basis. CRP is responsible to fund capital improvements to medical facilities. With respect to medical facility gross leases, CRP generally recovers increases in building operating expenses (including real estate taxes, insurance, repairs, maintenance and utilities) over a specified base amount from the tenants, as specified in the lease agreement.

Results of Operations

  Comparison of the year ended December 31, 2005 to the year ended December 31, 2004

        Net income for the year ended December 31, 2005, totaled $135.6 million or $0.55 per share of common stock ($142.4 million or $0.57 per share of common stock from continuing operations), as compared to net income of $117.9 million or $0.56 per share of common stock ($118.4 million or $0.56 per share of common stock from continuing operations) for the year ended December 31, 2004. The increase in net income was primarily due to the rental income from the properties that CRP acquired during 2005 and the latter part of 2004, offset by increases in operating expenses related to the acquired properties and the recognition of impairment charges on three properties in 2005 as compared to one property in 2004. These changes are discussed in further detail below.

  Revenues

        Rental and earned income from leases.    At December 31, 2005, CRP owned 262 properties, including 40 properties acquired in 2005, compared to 222 properties owned at December 31, 2004, of which 103 properties were acquired during 2004. As a result of the increase in the number of properties, rental and earned income from leases from properties from continuing operations increased $104.8 million to $358.1 million, including $46.7 million as a result of straight-lining rent escalations throughout the lease terms, for the year ended December 31, 2005, compared to $253.3 million, including $40.4 million of straight-line rent revenue, for the year ended December 31, 2004. The $104.8 million increase in rental and earned income from leases was comprised of $79.5 million from a full year of operations of the properties acquired during 2004, $24.6 million from the new operating properties that were acquired or construction properties that commenced operations during 2005 and $0.7 million from properties owned as of January 1, 2004. (See "—Operator Rent Guarantees" above).

        FF&E reserve income.    FF&E reserve income from continuing operations increased $2.9 million to $7.5 million for the year ended December 31, 2005, from $4.6 million for the year ended December 31, 2004. The increase was comprised of $0.2 million additional revenues from a full year of operations of the properties acquired during 2004, $0.1 million from the new operating properties that were acquired or construction properties that commenced operations during 2005 and $2.6 million from properties owned as of January 1, 2004.

        Tenant expense reimbursement revenue.    Tenant expense reimbursement revenue from continuing operations increased $8.6 million to $13.3 million for the year ended December 31, 2005, from $4.7 million for the year ended December 31, 2004. These revenue increases in 2005 reflect an increase of $7.5 million in additional revenues from a full year of results from medical facilities acquisitions in the second and third quarters of 2004 and $1.1 million from properties that were acquired or construction properties that commenced operations during 2005. Contractual recoveries from tenants represented 52% and 42% of CRP's medical facilities operating expenses for the years ended December 31, 2005 and 2004, respectively.

        Property management and development fees and loan interest income.    Property management and development fees from DASCO increased revenue by $0.7 million and loan interest income from the senior secured term loan increased revenue by $0.5 million for the year ended December 31, 2005.

  Expenses

        Senior housing property expenses.    Senior housing property expenses from continuing operations decreased $0.5 million, to $1.1 million for the year ended December 31, 2005, from $1.6 million for the year ended December 31, 2004, as a result of decreased repairs resulting from increased capital spending.

        Medical facilities operating expenses.    Medical facilities operating expenses from continuing operations increased $14.2 million to $25.4 million for the year ended December 31, 2005, from $11.2 million for the year ended December 31, 2004. The increase was comprised of $11.9 million in additional expenses from a full year of operations of the properties acquired during 2004 and $2.3 million from the new operating properties that were acquired or that commenced operations during 2005. CRP is generally responsible for the medical facilities' property operating expenses; however, under the terms of the leases, CRP recovers a portion of the expenses from the tenants.

        General and administrative.    General and administrative expenses from continuing operations increased $6.7 million to $21.4 million from $14.7 million for the years ended December 31, 2005 and 2004, respectively. The increase was due to general and administrative expenses related to a full year of DASCO operations in 2005 compared to four months of operations in 2004, the increased number of properties owned during 2005 and increased legal and consulting fees.

        Asset management fees to related party.    Asset management fees from continuing operations increased $6.1 million to $18.6 million for the year ended December 31, 2005, from $12.5 million for the year ended December 31, 2004. The increase in expenses was comprised of $4.9 million additional expense from a full year of operations of properties that were acquired during 2004 and $1.2 million from new operating properties acquired or construction properties that commenced operations during 2005.

        Provision for doubtful accounts.    CRP recognized a provision for doubtful accounts from continuing operations for the years ended December 31, 2005 and 2004, of $3.1 million and $3.9 million, respectively, as discussed in the "—Accounts and Other Receivables" section above. At December 31, 2005, $5.8 million of the $7.2 million allowance for doubtful accounts was attributable to HRA tenants.

        Depreciation and amortization.    Depreciation and amortization expense increased to $98.4 million for the year ended December 31, 2005, from $62.5 million for the year ended December 31, 2004, as a result of the increase in properties subject to operating leases during the year ended December 31, 2005. The $35.9 million depreciation and amortization expense increase was comprised of $26.5 million in additional expense from a full year of operations of the properties acquired during 2004, $8.9 million from the new operating properties that were acquired or construction properties that commenced operations during 2005 and $0.5 million from properties owned as of January 1, 2004.

  Interest and other income

        During the years ended December 31, 2005 and 2004, CRP earned $2.7 million and $3.0 million, respectively, in interest income from investments in money market accounts and other short-term, highly liquid investments. The decrease was primarily due to reduced bank interest income as a result of lower invested cash balances. Also affecting year-over-year comparisons was the 2005 reclassification to reflect certain amounts related to CRP's medical facilities as property management and development fees revenue; for the year ended December 31, 2004, interest and other income included $1.6 million related to these development, marketing and property management fees.

  Interest and loan cost amortization expense

        Interest and loan cost amortization expense was $76.2 million and $42.8 million for the years ended December 31, 2005 and 2004, respectively. The increase was a result of an increase in the average amount of debt outstanding to $1.2 billion for the year ended December 31, 2005, from $722.2 million for the year ended December 31, 2004. The weighted-average interest rate was approximately 5.8% for the year ended December 31, 2005 and 5.1% for the year ended December 31, 2004.

  Discontinued operations

        Loss from discontinued operations of $6.8 million and $0.4 million for the years ended December 31, 2005 and 2004, respectively, for four properties that CRP determined to hold for sale included operating revenues of $1.7 million and $2.2 million for the years ended December 31, 2005 and 2004, respectively, and expenses of $0.8 million and $0.7 million for the years ended December 31, 2005 and 2004, respectively. Expenses for the years ended December 31, 2005 and 2004, included a provision for doubtful accounts of $0.3 million and $0, respectively. Loss from discontinued operations also included impairment charges of $7.7 million and $1.9 million for the years ended December 31, 2005 and 2004, respectively, related to these properties as discussed in the "—Accounts Receivable" section above.

  Comparison of the year ended December 31, 2004 to the year ended December 31, 2003

        Net income for the year ended December 31, 2004 totaled $117.9 million or $0.56 per share of common stock ($118.4 million or $0.56 per share of common stock from continuing operations), as compared to net income of $58.5 million or $0.66 per share of common stock ($57.9 million or $0.65 per share of common stock from continuing operations) for 2003. The increase in net income is primarily due to an increase in rental income from the properties that CRP acquired during the latter part of 2003 and in 2004 offset by increases in interest expense and loan cost amortization as a result of an increase in CRP's average outstanding debt, provisions for accounts receivable reserves and an impairment charge related to the proposed sale of a senior housing facility. These changes are discussed in further detail below. Although net income increased significantly for the year ended December 31, 2004, it decreased on a per share basis primarily due to the increased number of weighted-average number of common shares outstanding in 2004.

  Revenues

        Rental and earned income from leases.    At December 31, 2004, CRP owned 218 operating properties, including 103 properties that were acquired in 2004, compared to owning 115 operating properties at December 31, 2003. As a result of the increase in the number and value of owned properties, CRP's rental and earned income from CRP's leases from continuing operations increased to $253.3 million, including $40.4 million as a result of straight-lining rent increases throughout the lease terms, for the year ended December 31, 2004, compared to $90.4 million, including $13.2 million of straight-line rent revenue, for the year ended December 31, 2003. The $162.9 million rental and earned income from leases increase was comprised of $71.2 million additional revenues from a full year of operations of the properties acquired or that commenced operations during 2003, $91.0 million from the new operating properties acquired during 2004 and $0.7 million from properties owned as of January 1, 2003. (See "—Operator Rent Guarantees" above).

        Rental income also included draws on operator rent guarantees of $21.6 million and $5.6 million during the years ended December 31, 2004 and 2003, respectively. As of December 31, 2004, CRP held $26.3 million in security deposits and rent support related to certain properties.

        FF&E reserve income.    During the years ended December 31, 2004 and 2003, CRP earned $4.6 million and $2.6 million, respectively, in FF&E reserve income from properties from continuing operations during the years ended December 31, 2004 and 2003, respectively. The $2.0 million FF&E reserve income increase was comprised of $2.2 million additional revenues from a full year of operations of the properties acquired or that commenced operations during 2003 and $0.1 million from the new operating properties that were acquired during 2004 offset by a reduction of $0.3 million from properties owned as of January 1, 2003.

        Tenant expense reimbursement revenue.    During the year ended December 31, 2004, CRP recorded $4.7 million in tenant expense reimbursement revenue, representing contractual recoveries from tenants of 42% of CRP's medical facilities operating expenses.

  Expenses

        Senior housing and medical facilities property expenses.    Total property-related operating expenses for the years ended December 31, 2004 and 2003, were $12.9 million and $136,000, respectively. The increase was primarily due to $11.2 million from the acquisition of the medical facilities in the second and third quarters of 2004, where CRP is generally responsible for property operating expenses; however, under the terms of the leases, CRP recovers a portion of the expenses from the tenants. Property expenses related to senior housing facilities increased to $1.6 from $136,000 due to the increase in the number of senior housing facilities owned during the year ended December 31, 2004.

        General and administrative.    General and administrative expenses from continuing operations increased $9.2 million to $14.7 million from $5.5 million for the years ended December 31, 2004 and 2003, respectively. The increase in expenses was related to general and administrative expenses related to the acquisition of DASCO operations in 2004 and the increased number of properties owned during 2004.

        Asset management fees to related party.    Asset management fees from continuing operations increased $8.2 million to $12.5 million for the year ended December 31, 2004, from $4.3 million for the year ended December 31, 2003. The increase in expenses was comprised of $3.6 million additional expense from a full year of operations of properties acquired during 2003 and $4.6 million from new operating properties that were acquired or that commenced operations during 2004.

        Provision for doubtful accounts.    During the year ended December 31, 2004, CRP recognized a provision of $3.9 million related to doubtful accounts receivable balances due to delays in receiving current rent from certain senior housing facilities that were experiencing higher than expected property operating expenses.

        Depreciation and amortization.    Depreciation and amortization expense increased to $62.5 million for the year ended December 31, 2004, from $17.3 million for the year ended December 31, 2003, as a result of the increase in properties subject to operating leases during the year ended December 31, 2004. The $45.2 million depreciation and amortization expense increase was comprised of $13.1 million additional expense from a full year of operations of the properties acquired during 2003 and $32.1 million from the new operating properties acquired or that commenced operations during 2004.

  Interest and other income

        During the years ended December 31, 2004 and 2003, CRP earned $3.0 million and $1.6 million, respectively, in interest income from investments in money market accounts and other short-term, highly liquid investments. The increase in interest income is due to an increase in the average amount invested in short-term investments during the year ended December 31, 2004, as compared to the year ended December 31, 2003. For the year ended December 31, 2004, interest and other income also included $1.6 million in development, marketing and property management fees related to CRP's medical facilities.

  Interest and loan cost amortization expense

        Interest and loan cost amortization expense was $42.8 million and $9.6 million for the years ended December 31, 2004 and 2003, respectively. The increase was a result of CRP's increasing the average amount of debt outstanding from $151.4 million for the year ended December 31, 2003, to $722.2 million for the year ended December 31, 2004. The weighted-average interest rate was approximately 5.1% for the year ended December 31, 2004 and 5.8% for the year ended December 31, 2003. In addition, CRP wrote off $1.1 million in loan costs during the year ended December 31, 2004, as a result of the early extinguishment of debt and capitalized $0.7 million in interest to properties under construction during 2004.

  Discontinued operations

        For the year ended December 31, 2004, loss from discontinued operations for four properties that CRP determined to hold for sale included operating revenues of approximately $2.2 million offset by operating expenses of $0.7 million and an impairment loss of $1.9 million for the write-down of one of the properties to its estimated fair value less selling costs. For the year ended December 31, 2003, income from these properties included operating revenues of approximately $1.0 million offset by operating expenses of $0.4 million.

  Other

  Inflation and Trends as of December 31, 2005

        CRP's senior housing leases are triple-net leases and contain provisions that CRP believes will mitigate the effect of inflation. These provisions include clauses requiring automatic increases in base rent at specified times during the term of the lease (generally on an annual basis) and the payment of contingent rent if properties achieve specified operating thresholds (based on factors such as a percentage of gross revenue above a specified level). CRP has also invested in medical facilities, which include both triple-net and gross basis leases. These leases also contain provisions that mitigate the effect of inflation, such as scheduled base rent increases during the lease terms and with respect to gross leases, the reimbursement of future increases in operating expenses (including real estate taxes, insurance, repairs, maintenance and utilities) over a specified base amount. Inflation and changing prices may have an adverse impact on the potential disposition of the properties and on appreciation of the properties.

        CRP believes that changes and trends in the healthcare industry will continue to create opportunities for growth of senior housing and other healthcare facilities, including (i) the growth of operators serving specific healthcare niches, (ii) the consolidation of providers and facilities through mergers, integration of physician practices, and elimination of duplicative services, (iii) the pressures to reduce the cost of providing quality healthcare, (iv) more dual-income and single-parent households leaving fewer family members available for in-home care of aging parents and necessitating more senior care facilities, and (v) an anticipated increase in the number of insurance companies and healthcare networks offering privately funded long-term care insurance. Additionally, CRP believes that demographic trends are significant when looking at the potential for future growth in the healthcare industry. Today's baby boomers (those born between 1946 and 1964) will begin reaching age 65 as early as 2011. According to the U.S. Census Bureau, the age 65 plus population is projected to more than double between now and the year 2050, to 82 million. Most of this growth is expected to occur between 2010 and 2030 when the number of older adults is projected to grow by an average of 2.8% annually.

        CRP believes that during 2005, the senior housing industry experienced increased occupancies and average daily rates, and generally the facilities operated at a higher level of efficiency. The success of the future operations of CRP's properties will depend largely on each tenant's and operator's ability to adapt to dominant trends in the industry in each specific region, including, among others, greater competitive pressures, increased consolidation and changing demographics.

        CRP is not aware of any material trends, favorable or unfavorable, in either capital resources or the outlook for long-term cash generation, nor does CRP expect any material changes in the availability and relative cost of such capital resources. Assuming the inflation rate remains low and long-term interest rates do not increase significantly, CRP believes that inflation will not impact the availability of equity and debt financings.

  Related Party Transactions as of December 31, 2005

        Certain of CRP's directors and officers hold similar positions with the Advisor, the parent company of the Advisor and the managing dealer of CRP's public offerings, CNL Securities Corp. CRP's chairman of the board indirectly owns a controlling interest in the parent company of the Advisor. These affiliates receive fees and compensation for services provided in connection with the common stock offerings, permanent financing and the acquisition, management and sale of CRP's assets.

        Pursuant to the advisory agreement, as amended and renewed, the Advisor and its affiliates earn certain fees and are entitled to receive reimbursement of certain expenses. During the years ended

December 31, 2005, 2004 and 2003, the Advisor and its affiliates earned fees and incurred reimbursable expenses as follows (in thousands):

	Years ended December 31,
	2005	2004	2003
Acquisition fees(1):
From offering proceeds	$5,874	$38,286	$47,644
From debt proceeds	13,789	29,952	11,277

	19,663	68,238	58,921

Asset management fees(2)	19,217	13,047	4,372

Reimbursable expenses(3):
Acquisition expenses	210	331	403
General and administrative expenses	5,989	4,313	2,255

	6,199	4,644	2,658

	$45,079	$85,929	$65,951

(1)
For the period from May 3, 2005 through December 31, 2005, acquisition fees for, among other things, identifying properties and structuring the terms of the leases were equal to 3.0% of gross offering proceeds and loan proceeds from permanent financing under the 2004 Offering (4.0% of gross offering and loan proceeds for the period from May 14, 2004 through May 2, 2005 and 4.5% of gross offering and loan proceeds under the prior offerings). These fees are included in other assets in the accompanying consolidated balance sheets prior to being allocated to individual properties or intangible lease costs.

  If CRP lists, the Advisor will receive an acquisition fee equal to 3.0% of amounts outstanding on the line of credit, if any, at the time of listing. Certain fees payable to the Advisor upon listing, the orderly liquidation or other sales of properties are subordinate to the return of 100% of the stockholders' invested capital plus the achievement of a cumulative, noncompounded annual 8% return on stockholders' invested capital.

(2)
Monthly asset management fee of 0.05% of CRP's real estate asset value, as defined in the advisory agreement, and the outstanding principal balance of any mortgage loans as of the end of the preceding month.

(3)
Reimbursement for administrative services, including, but not limited to, accounting, financial, tax, insurance administration and regulatory compliance reporting, stockholder distributions and reporting, due diligence and marketing; and investor relations.

  Pursuant to the advisory agreement, the Advisor is required to reimburse CRP the amount by which the total operating expenses CRP pays or incurs exceeds in any four consecutive fiscal quarters (the "Expense Year") the greater of 2% of average invested assets or 25% of net income (the "Expense Cap"). Operating expenses for the Expense Years ended December 31, 2005, 2004 and 2003, did not exceed the Expense Cap.

        Of these amounts, approximately $1.1 million and $1.4 million were included in due to related parties in the accompanying consolidated balance sheets at December 31, 2005 and 2004, respectively.

        CNL Securities Corp. received fees based on the amounts raised from CRP's offerings equal to: (i) selling commissions of 6.5% of gross proceeds under the 2004 offering and 7.5% under the prior offerings, (ii) a marketing support fee of 2.0% of gross proceeds under the 2004 offering and 0.5% under the prior offerings and (iii) beginning on December 31, 2003, an annual soliciting dealer servicing fee equal to 0.2% of the aggregate proceeds raised in a prior offering. Affiliates of the

Advisor are reimbursed for certain offering expenses incurred on CRP's behalf. Offering expenses incurred by the Advisor and its affiliates on CRP's behalf, together with selling commissions, the marketing support fee and due diligence expense reimbursements will not exceed 13% of the proceeds raised in connection with the offerings.

        During the years ended December 31, 2005 and 2004, CRP incurred the following fees and costs (in thousands):

	Years ended December 31,
	2005	2004
Selling commissions	$10,801	$61,830
Marketing support fee	3,313	6,648
Offering and due diligence costs	4,250	18,328
Soliciting dealer servicing fee	—	310

	$18,364	$87,116

        Of these amounts, approximately $1.3 million and $0.2 million were included in due to related parties in the accompanying consolidated balance sheets at December 31, 2005 and 2004, respectively.

        CRP owns a 9.90% interest in CNL Plaza, Ltd., or the Owner, a limited partnership that owns an office building located in Orlando, Florida, in which the Advisor and certain affiliates of CNL Financial Group, or CFG, lease office space. CFG owns a controlling interest in the parent company of the Advisor and is indirectly wholly owned by James M. Seneff, Jr., CRP's chairman of the board, and his wife. Robert A. Bourne, CRP's vice-chairman of the board and treasurer, is an officer of CFG. The remaining interests in the Owner are held by several entities with present or former affiliations with CFG, including: CNL Plaza Venture, Ltd., which has a 1% interest as general partner of the Owner and whose general partner is indirectly wholly owned by Mr. Seneff and his wife; CNL Corporate Investors, Ltd., which is indirectly wholly owned by Messrs. Seneff and Bourne, and which has a 49.50% interest, as a limited partner, in the Owner; CNL Hotels & Resorts, Inc. which has a 9.90% interest, as a limited partner, in the Owner; Commercial Net Lease Realty, Inc., which has a 24.75% interest, as a limited partner, in the Owner; and CNL APF Partners, LP, which has a 4.95% interest, as a limited partner, in the Owner. CRP also owns a 9.90% interest in CNL Plaza Venture, Ltd., or the Borrower, a Florida limited partnership, which is the general partner of the Owner. The remaining interests in the Borrower are held by the same entities in the same proportion described above with respect to the Owner.

        In 2004, the Owner conveyed a small portion of the premises underlying the parking structure adjacent to its office building, valued by the parties at approximately $0.6 million, to CNL Plaza II, Ltd., a limited partnership in which Messrs. Seneff and Bourne own a 60% interest and 40% interest, respectively, as part of the development of the premises surrounding the building. The purpose of the conveyance was to adjust the percentage fee simple ownership under the parking structure so as to allow joint parking privileges for a new office building that was developed in 2005 and is owned by CNL Plaza II, Ltd. In connection with this transaction, the Owner received an ownership interest in a cross-bridge that was constructed and an anticipated benefit from a reduction in the allocation of its operating expenses for the parking structure. In addition, the Owner may be entitled to additional consideration pursuant to a purchase price adjustment.

        On September 30, 2005, CRP executed a pro rata, several guarantee limited to 16.67%, or $2.3 million, of a $14.0 million uncollateralized promissory note of the Borrower that matures December 31, 2010. During each of the years ended December 31, 2005 and 2004, CRP received approximately $0.2 million, respectively, in distributions from the Owner.

        CRP maintains bank accounts in a bank in which certain of CRP's officers and directors serve as directors and are principal stockholders. The amounts deposited with this bank were $3.1 million and $22.9 million at December 31, 2005 and 2004, respectively.

        On September 1, 2004, a company which is owned by CRP's chairman of the board sold its 30% voting membership interest in the HRA tenants to the remaining members of the limited liability company. The HRA tenants contributed 30% and 35% of CRP's total revenues for the years ended December 31, 2004 and 2003, respectively.

        Century Capital Markets, LLC or CCM, an entity in which an affiliate of the Advisor was formerly a non-voting Class C member, made the arrangements for two commercial paper loans totaling $43.9 million. The monthly interest payments due under these commercial paper loans include an annual margin of either 30 or 40 basis points, payable to CCM for the monthly services it provides related to the administration of the commercial paper loans. Effective September 30, 2005, a non-affiliated third party assumed the administration of these commercial paper loans. Therefore, CRP now pays the monthly services fee directly to the non-affiliated third party. During the years ended December 31, 2005, 2004 and 2003, $0.1 million, $0.1 million and $0.2 million, respectively, was paid to CCM related to these services. During the year ended December 31, 2003, CRP also paid CCM a $0.2 million finder's fee related to the acquisition of two properties.

        CRP's chairman of the board is a director in a hospital that leases office space in seven of the medical facilities that CRP acquired in August 2004. Additionally, one of CRP's independent directors is a director in a health system that leases office space in one of the medical facilities that CRP acquired in April 2004. During the years ended December 31, 2005 and 2004, these hospitals contributed less than 1% of CRP's total revenues.

  Critical Accounting Policies as of December 31, 2005

        Allocation of Purchase Price for Acquisition of Properties.    CRP allocates the purchase costs of properties to the tangible and intangible assets acquired and the liabilities assumed as provided by SFAS 141, "Business Combinations." For each acquisition, CRP assesses the value of the land, the as-if vacant building, equipment and intangible assets, including in-place lease origination costs, the above- or below-market lease values and the value of customer relationships based on their estimated fair values. The values determined are based on independent appraisals, discounted cash flow models and CRP's estimates reflecting the facts and circumstances of each acquisition.

        Acquisition Fees and Costs.    Acquisition fees and miscellaneous acquisition costs that are directly identifiable with properties that are probable of being acquired are capitalized and included in other assets. Upon the purchase of a property, the fees and costs directly identifiable with that property are reclassified to land, building, equipment and lease intangibles or to investment in direct financing leases. In the event a property is not acquired or no longer is expected to be acquired, costs directly related to the property are charged to expense.

        Leases.    CRP's leases are accounted for under the provisions of Statement of Accounting Standards No. 13, "Accounting for Leases," and have been accounted for as either operating leases or direct financing leases. This statement requires CRP's management to estimate the economic life of the leased property, the residual value of the leased property and the present value of minimum lease payments to be received from the tenant. In addition, CRP assumes that all payments to be received under its leases are collectible. Changes in its estimates or assumptions regarding collectibility of lease payments could result in a change in accounting for the lease.

        Impairments.    CRP evaluates its properties and other long-lived assets on a quarterly basis, or upon the occurrence of significant changes in operations, to assess whether any impairment indications are present that affect the recovery of the carrying amount of an individual asset by comparing the sum of expected undiscounted cash flows from the asset over its anticipated holding period, including the asset's estimated residual value, to the carrying value. If impairment is indicated, a loss is provided to reduce the carrying value of the property to its estimated fair value.

        Allowance for Doubtful Accounts.    CRP maintains an allowance for doubtful accounts for estimated losses resulting from the inability of CRP's tenants to make required rent payments. CRP bases its estimates on historical experience, projected cash flows generated from the tenants' operations of the properties and various other assumptions that CRP believes to be reasonable under the circumstances of a specific property or portfolio of properties. If the financial condition of any of CRP's tenants deteriorates, resulting in the impairment of their ability to make required rent payments, additional allowances may be required.

        Goodwill.    CRP allocates the excess of the aggregate purchase price paid over the fair market value of the tangible and identifiable intangible assets acquired in a business combination accounted for as a purchase to goodwill. Goodwill is not subject to amortization but is subject to quarterly impairment analysis. If quoted market prices are not available for CRP's impairment analysis, CRP uses other valuation techniques that involve measurement based on projected net earnings of the underlying reporting unit.

        Derivative Instruments.    The valuation of derivatives under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended and interpreted, requires CRP to make estimates and judgments that affect the fair value of those instruments. CRP uses standard market conventions to determine the fair values of derivative instruments; and techniques such as discounted cash flow analysis, option pricing models, and termination cost are used to determine fair value at each balance sheet date. All methods of assessing fair value result in a general approximation of value and such value may never actually be realized.

  REIT Qualification as of December 31, 2005

        CRP made an election under Internal Revenue Code Section 856(c)(1), to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and related regulations. As a REIT, for federal income tax purposes, CRP generally will not be subject to federal income tax on income that CRP distributes to its stockholders. If CRP fails to qualify as a REIT in any taxable year, CRP will be subject to federal income tax on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost. Such an event could materially affect CRP's net income. However, CRP believes that it is organized and has operated in such a manner as to qualify for treatment as a REIT since CRP's formation in 1997 and specifically for the years ended December 31, 2005, 2004 and 2003. In addition, CRP intends to continue to operate so as to remain qualified as a REIT for federal income tax purposes.

  CRP's Quantitative and Qualitative Disclosures About Market Risk as of March 31, 2006

        At March 31, 2006, 29% of CRP's mortgages payable, construction loans payable and amount outstanding under its revolving line of credit were subject to variable interest rates; therefore, CRP is exposed to market changes in interest rates. For the three months ended March 31, 2006, a hypothetical 100 basis point increase in the LIBOR rates would have resulted in additional interest costs of $1.0 million. This sensitivity analysis contains certain simplifying assumptions (for example, it does not consider the impact of changes in prepayment risk or credit spread risk). Therefore, although it gives an indication of CRP's exposure to interest rate change, it is not intended to predict future results and the actual results will likely vary.

        To mitigate interest rate risk, CRP may pay down the mortgages or the revolving line of credit prior to their maturity dates through debt refinancing should interest rates rise substantially. In May 2005, CRP implemented a policy to further mitigate interest rate risk. CRP's primary strategy is to protect against this risk by using derivative transactions as appropriate to minimize the effect that variable interest rate fluctuations could have on cash flow. In May 2005, CRP entered into two interest rate swap agreements effective June 1, 2005, and one interest rate swap agreement effective July 1, 2005, for an aggregate notional amount of $233.8 million to hedge against unfavorable fluctuations in interest rates on CRP's variable interest rate mortgage notes payable. The hedges have a 4.19% weighted-average interest rate plus a 1.26% weighted-average spread resulting in an all-in fixed interest rate of 5.45% until 2010. At March 31, 2006, these interest rate swaps had a fair value of $7.7 million. A hypothetical 100 basis point increase or decrease in LIBOR rates would cause the fair value of these swaps to be $15.1 million or $(0.03) million, respectively.

        Certain fixed-rate loans contain substantial prepayment penalties and/or defeasance provisions that may make it economically unfavorable to repay the loans prior to their maturity dates.

        Following is a summary of CRP's mortgages payable, construction loans payable and revolving line of credit obligations at March 31, 2006 (in thousands):

	Expected Maturities
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
Debt Obligations:
Fixed-rate debt:	$—	$10,392	$50,211	$140,851	$138,735	$530,821	$871,010	$871,894
Average interest rate	—	7.42%	6.24%	6.02%	6.86%	5.72%	6.01%	5.95%
Variable-rate debt:	$124,445	$148,920	$—	$15,952	$240,157	$165,817	$695,291
Average interest rate	7.10%	6.62%	—	6.52%	5.80%	5.44%	6.14%
Interest Rate Derivatives:
Variable to fixed swaps:	$—	$—	$—	$—	$233,750	$—	$233,750	$7,711
Average pay rate	—	—	—	—	4.19%	—	4.19%	—
Average receive rate	—	—	—	—	4.55%	—	4.55%	—

  CRP's Quantitative and Qualitative Disclosures About Market Risk as of December 31, 2005

        At December 31, 2005, 30% of CRP's mortgages payable, construction loans payable and amount outstanding under its revolving line of credit were subject to variable interest rates; therefore, CRP is exposed to market changes in interest rates. For the year ended December 31, 2005, a hypothetical 100 basis point increase in the LIBOR rates would have resulted in additional interest costs of approximately $5.6 million ($0.02 per share of common stock). This sensitivity analysis contains certain simplifying assumptions (for example, it does not consider the impact of changes in prepayment risk or credit spread risk). Therefore, although it gives an indication of CRP's exposure to interest rate change, it is not intended to predict future results and the actual results will likely vary.

        To mitigate interest rate risk, CRP may pay down the mortgages or the revolving line of credit prior to their maturity dates with offering proceeds (to the extent available) should interest rates rise substantially. In May 2005, CRP implemented a policy to further mitigate interest rate risk. CRP's primary strategy is to protect against this risk by using derivative transactions as appropriate to minimize the effect that variable interest rate fluctuations could have on cash flow. In May 2005, CRP entered into two interest rate swap agreements effective June 1, 2005, and one interest rate swap agreement effective July 1, 2005, for an aggregate notional amount of $233.8 million to hedge against unfavorable fluctuations in interest rates on CRP's variable interest rate mortgage notes payable. The hedges have a 4.19% weighted-average plus a 1.26% weighted-average spread resulting in an all-in fixed interest rate of 5.45% until 2010. At December 31, 2005, these interest rate swaps had a fair value of $4.8 million. A hypothetical 10% increase or decrease in LIBOR rates would cause the fair value of these swaps to be $8.7 million or $1.0 million, respectively.

        Certain fixed-rate loans contain substantial prepayment penalties and/or defeasance provisions that may make it economically unfavorable to repay the loans prior to their maturity dates.

        Following is a summary of our mortgages payable, construction loans payable and revolving line of credit obligations at December 31, 2005 (in thousands):

	Expected Maturities
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
Debt Obligations:
Fixed-rate debt:	$—	$10,425	$50,460	$141,513	$139,370	$428,412	$770,180	$771,164
Average interest rate	—	7.42%	6.24%	6.02%	6.74%	5.73%	6.03%	5.97%
Variable-rate debt:	$119,604	$163,616	$—	$12,155	$240,000	$132,211	$667,586
Average interest rate	6.74%	6.33%	—	6.13%	5.47%	5.23%	5.87%
Interest Rate Derivatives:
Variable to fixed swaps:	$—	$—	$—	$—	$233,750	$—	$233,750	$4,839
Average pay rate	—	—	—	—	4.19%	—	4.19%	—
Average receive rate	—	—	—	—	4.22%	—	4.22%	—

DESCRIPTION OF HCP CAPITAL STOCK

        HCP's authorized capital stock consists of 750,000,000 shares of common stock, par value $1.00 per share, and 50,000,000 shares of preferred stock, par value $1.00 per share. The following description does not contain all the information that might be important to you. Therefore you should read carefully the more detailed provisions of HCP's articles of restatement and HCP's third amended and restated bylaws. See "Where You Can Find More Information" beginning on page 183.

Common Stock

        As of                        , 2006, there were            shares of HCP common stock outstanding. All shares of HCP common stock participate equally in dividends payable to holders of common stock, when and as authorized by the HCP board and declared by HCP, and in net assets available for distribution to holders of HCP common stock on liquidation, dissolution, or winding up of HCP. Each outstanding share of HCP common stock entitles the holder to one vote on all matters submitted to a vote of the HCP stockholders. Holders of HCP common stock do not have cumulative voting rights in the election of directors.

        All issued and outstanding shares of HCP common stock are, and the common stock offered by this proxy statement/prospectus will be upon issuance, validly issued, fully paid and nonassessable. Holders of HCP common stock do not have preference, conversion, exchange or preemptive rights. The HCP common stock is listed on The New York Stock Exchange (NYSE Symbol: HCP).

        The Transfer Agent and Registrar for our common stock is Bank of New York.

Preferred Stock

        Under the HCP charter, the HCP board is authorized without further stockholder action to establish and issue, from time to time, up to 50,000,000 shares of preferred stock of HCP, in one or more series, with such designations, preferences, powers and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as shall be stated in the resolution providing for the issue of a series of such stock, adopted, at any time or from time to time, by the HCP board. As of December 31, 2005, HCP had outstanding 4,000,000 shares of 7.25% Series E Cumulative Redeemable Preferred Stock ("Series E Preferred Stock") with a liquidation preference of $100,000,000 and 7,820,000 shares of 7.10% Series F Cumulative Redeemable Preferred Stock ("Series F Preferred Stock") with a liquidation preference of $195,500,000. Certain terms of the Series E Preferred Stock and Series F Preferred Stock are described below.

Series E Preferred Stock

  Voting Rights

        Holders of Series E Preferred Stock generally do not have any voting rights, except in limited circumstances.

        If dividends on any shares of Series E Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, the holders of Series E Preferred Stock (voting separately as a class with all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable) are entitled to vote for the election of a total of two additional directors of HCP at a special meeting called by the holders of record of at least 25% of the Series E Preferred Stock or the holders of any other class or series of preferred stock so in arrears or at the next annual meeting of stockholders. These voting rights continue at each subsequent annual meeting until all dividends accumulated on such shares of Series E Preferred Stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and set aside for payment. In such case, the entire HCP board is increased by two directors.

        So long as any shares of Series E Preferred Stock remain outstanding, HCP shall not, without the consent or the affirmative vote of the holders of at least two-thirds of the shares of Series E Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting, with the Series E Preferred Stock voting separately as a class:

  •
  authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to the Series E Preferred Stock with respect to the payment of dividends, or the distribution of assets on liquidation, dissolution or winding up;

  •
  reclassify any authorized stock of HCP into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any class or series of stock ranking prior to the Series E Preferred Stock with respect to the payment of dividends, or the distribution of assets on liquidation, dissolution or winding up;

  •
  repeal, amend or otherwise change any of the provisions applicable to the Series E Preferred Stock in any manner which materially and adversely affects the powers, preferences, voting power or other rights or privileges of the Series E Preferred Stock. However, an increase in the amount of authorized preferred stock, the creation or issuance of other classes or series of preferred stock or any increase in the amount of authorized shares of Series E Preferred Stock or of any other class or series of preferred stock, in each case ranking on a parity with, or junior to the Series E Preferred Stock, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

        The consent of the holders of Series E Preferred Stock is not required for the taking of any corporate action, including any merger or consolidation involving HCP or a sale of all or substantially all of the assets of HCP, regardless of the effect that such merger, consolidation or sale may have upon the rights, preferences or voting power of the holders of the Series E Preferred Stock, except as expressly set forth in the articles supplementary relating to the Series E Preferred Stock.

  Rank

        With respect to dividend rights and rights upon liquidation, dissolution or winding up of HCP, the Series E Preferred Stock ranks:

  •
  senior to all classes or series of common stock of HCP, and to all equity securities issued by HCP ranking junior to the Series E Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of HCP;

  •
  on a parity with all equity securities issued by HCP the terms of which specifically provide that such equity securities rank on a parity with the Series E Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of HCP; and

  •
  junior to all equity securities issued by HCP the terms of which specifically provide that such equity securities rank senior to the Series E Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of HCP.

        The term "equity securities" does not include convertible debt securities, which rank senior to the Series E Preferred Stock prior to conversion.

  Dividends

        Holders of shares of the Series E Preferred Stock are entitled to receive, when, as, and if declared by the HCP board out of funds of HCP legally available for the payment of dividends, cumulative preferential annual cash dividends at the rate of 7.25% of the liquidation preference (equivalent to $1.8125 per annum per share).

        Dividends on the Series E Preferred Stock are cumulative from the date of original issue and payable quarterly in arrears on or about the last day of each March, June, September and December or, if not a business day, the next succeeding business day.

        No dividends may be declared by the HCP board or paid or set apart for payment on the Series E Preferred Stock if the terms of any agreement of HCP, including any agreement relating to its indebtedness, prohibits such a declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach of or default under such an agreement. Likewise, no dividends may be declared by the HCP board or paid or set apart for payment if such declaration or payment is restricted or prohibited by law.

        Dividends on the Series E Preferred Stock accrue, however, whether or not HCP has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series E Preferred Stock do not bear interest and holders of the Series E Preferred Stock are not entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series E Preferred Stock is first credited against the earliest accrued but unpaid dividend due that remains payable.

        No full dividends may be declared or paid or set apart for payment on any class or series of preferred stock ranking, as to dividends, on a parity with or junior to the Series E Preferred Stock, other than a dividend in shares of any class of stock ranking junior to the Series E Preferred Stock as to dividends and upon liquidation, for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and set apart for such payment on the Series E Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full, or full payment is not so set apart, upon the Series E Preferred Stock and the shares of any other class or series of preferred stock ranking on a parity as to dividends with the Series E Preferred Stock all dividends declared upon the Series E Preferred Stock and any other class or series of preferred stock ranking on a parity as to dividends with the Series E Preferred Stock are declared pro rata so that the amount of dividends declared per share of Series E Preferred Stock and such other class or series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series E Preferred Stock and such other class or series of preferred stock, which cannot include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend, bear to each other.

        Except as provided in the preceding paragraph, unless full cumulative dividends on the Series E Preferred Stock have been or contemporaneously are declared and paid or declared and set apart for payment for all past dividend periods and the then current dividend period, then, other than the payment of dividends in shares of HCP common stock or other shares of capital stock ranking junior to the Series E Preferred Stock as to dividends and upon liquidation:

  •
  no dividends may be declared or paid or set aside for payment upon the HCP common stock, or any other capital stock of HCP ranking junior to or on a parity with the Series E Preferred Stock as to dividends or upon liquidation;

  •
  no other distribution may be declared or made upon the HCP common stock, or any other capital stock of HCP ranking junior to or on a parity with the Series E Preferred Stock as to dividends or upon liquidation;

  •
  no shares of HCP common stock, or any other shares of capital stock of HCP ranking junior to or on a parity with the Series E Preferred Stock as to dividends or upon liquidation may be redeemed, purchased or otherwise acquired for any consideration by HCP, except by conversion into or exchange for other capital stock of HCP ranking junior to the Series E Preferred Stock as to dividends and upon liquidation or for the purpose of preserving HCP's qualification as a real estate investment trust.

  Liquidation Preferences

        Upon any liquidation, dissolution or winding up of the affairs of HCP the holders of Series E Preferred Stock are entitled to be paid out of the assets of HCP legally available for distribution to its stockholders a liquidation preference of $25 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of HCP common stock or any other class or series of capital stock of HCP that ranks junior to the Series E Preferred Stock as to liquidation rights.

        In determining whether a distribution (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of shares of stock of HCP or otherwise is permitted under the MGCL, no effect is given to amounts that would be needed if HCP would be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of shares of stock of HCP whose preferential rights upon distribution are superior to those receiving the distribution.

  Maturity; Redemption

        The Series E Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption. The Series E Preferred Stock is not redeemable prior to September 15, 2008. HCP is entitled, however, to purchase shares of the Series E Preferred Stock in order to preserve its status as a real estate investment trust for federal or state income tax purposes at any time. Following September 15, 2008, HCP may, at its option, redeem the Series E Preferred Stock at $25 per share ($100,000,000 in the aggregate), plus accrued and unpaid dividends.

  Transfer and Ownership Restrictions

        See "—Transfer and Ownership Restrictions Relating to HCP Preferred Stock."

Series F Preferred Stock

  Voting Rights

        Holders of the Series F Preferred Stock generally do not have any voting rights, except in limited circumstances.

        If dividends on any shares of Series F Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, the holders of Series F Preferred Stock (voting separately as a class with all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable, including the Series E Preferred Stock) are entitled to vote for the election of a total of two additional directors of HCP at a special meeting called by the holders of record of at least 25% of the Series F Preferred Stock or the holders of any other class or series of preferred stock so in arrears or at the next annual meeting of stockholders. These voting rights continue at each subsequent annual meeting until all dividends accumulated on such shares of Series F Preferred Stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and set aside for payment. In such case, the entire HCP board is increased by two directors.

        So long as any shares of Series F Preferred Stock remain outstanding, HCP shall not, without the consent or the affirmative vote of the holders of at least two-thirds of the shares of Series F Preferred

Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting, with the Series F Preferred Stock voting separately as a class:

  •
  authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to the Series F Preferred Stock with respect to the payment of dividends, or the distribution of assets on liquidation, dissolution or winding up;

  •
  reclassify any authorized stock of HCP into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any class or series of stock ranking prior to the Series F Preferred Stock with respect to the payment of dividends, or the distribution of assets on liquidation, dissolution or winding up;

  •
  repeal, amend or otherwise change any of the provisions applicable to the Series F Preferred Stock in any manner which materially and adversely affects the powers, preferences, voting power or other rights or privileges of the Series F Preferred Stock. However, an increase in the amount of authorized preferred stock, the creation or issuance of other classes or series of preferred stock or any increase in the amount of authorized shares of Series F Preferred Stock or of any other class or series of preferred stock, in each case ranking on a parity with, or junior to the Series F Preferred Stock, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

        The consent of the holders of Series F Preferred Stock is not required for the taking of any corporate action, including any merger or consolidation involving HCP or a sale of all or substantially all of the assets of HCP, regardless of the effect that such merger, consolidation or sale may have upon the rights, preferences or voting power of the holders of the Series F Preferred Stock, except as expressly set forth in the articles supplementary relating to the Series F Preferred Stock.

  Rank

        With respect to dividend rights and rights upon liquidation, dissolution or winding up of HCP, the Series F Preferred Stock ranks:

  •
  senior to all classes or series of common stock of HCP, and to all equity securities issued by HCP ranking junior to the Series F Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of HCP;

  •
  on a parity with the Series E Preferred Stock and with all equity securities issued by HCP the terms of which specifically provide that such equity securities rank on a parity with the Series F Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of HCP; and

  •
  junior to all equity securities issued by HCP the terms of which specifically provide that such equity securities rank senior to the Series F Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of HCP.

        The term "equity securities" does not include convertible debt securities, which rank senior to the Series F Preferred Stock prior to conversion.

  Dividends

        Holders of the Series F Preferred Stock are entitled to receive, when, as, and if declared by the HCP board, out of funds legally available for the payment of dividends, cumulative preferential annual cash dividends at the rate of 7.10% of the liquidation preference (equivalent to $1.775 per annum per share).

        Dividends on the Series F Preferred Stock are cumulative from the date of original issue and payable quarterly in arrears on or about the last day of each March, June, September and December or, if not a business day, the next succeeding business day. Any dividend payable on the Series F Preferred Stock, including dividends payable for any partial dividend period, are computed on the basis of a 360-day year consisting of twelve 30-day months.

        No dividends may be declared by the HCP board or paid or set apart for payment on the Series F Preferred Stock if the terms of any agreement of HCP, including any agreement relating to its indebtedness, prohibits such a declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach of or default under such an agreement. Likewise, no dividends may be declared by the HCP board or paid or set apart for payment if such declaration or payment is restricted or prohibited by law.

        Dividends on the Series F Preferred Stock accrue, however, whether or not HCP has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series F Preferred Stock do not bear interest and holders of the Series F Preferred Stock are not entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series F Preferred Stock is first credited against the earliest accrued but unpaid dividend due that remains payable.

        No full dividends may be declared or paid or set apart for payment on any class or series of preferred stock ranking, as to dividends, on a parity with or junior to the Series F Preferred Stock, other than a dividend in shares of any class of stock ranking junior to the Series F Preferred Stock as to dividends and upon liquidation, for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and set apart for such payment on the Series F Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or full payment is not so set apart) upon the Series F Preferred Stock and the shares of any other class or series of preferred stock ranking on a parity as to dividends with the Series F Preferred Stock, including the Series E Preferred Stock, all dividends declared upon the Series F Preferred Stock and any other class or series of preferred stock ranking on a parity as to dividends with the Series F Preferred Stock are declared pro rata so that the amount of dividends declared per share of Series F Preferred Stock and such other class or series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series F Preferred Stock and such other class or series of preferred stock, which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend, bear to each other.

        Except as provided in the preceding paragraph, unless full cumulative dividends on the Series F Preferred Stock have been or contemporaneously are declared and paid or declared and set apart for payment for all past dividend periods and the then current dividend period, then, other than the payment of dividends in shares of HCP common stock or other shares of capital stock ranking junior to the Series F Preferred Stock as to dividends and upon liquidation:

  •
  no dividends may be declared or paid or set aside for payment upon the HCP common stock, or any other capital stock of HCP ranking junior to or on a parity with the Series F Preferred Stock as to dividends or upon liquidation;

  •
  no other distribution may be declared or made upon the HCP common stock, or any other capital stock of HCP ranking junior to or on a parity with the Series F Preferred Stock as to dividends or upon liquidation;

  •
  no shares of HCP common stock, or any other shares of capital stock of HCP ranking junior to or on a parity with the Series F Preferred Stock as to dividends or upon liquidation may be redeemed, purchased or otherwise acquired for any consideration by HCP, except by conversion into or exchange for other capital stock of HCP ranking junior to the Series F Preferred Stock as to dividends and upon liquidation or for the purpose of preserving HCP's qualification as a real estate investment trust.

  Liquidation Preferences

        Upon any liquidation, dissolution or winding up of the affairs of HCP the holders of Series F Preferred Stock are entitled to be paid out of the assets of HCP legally available for distribution to its stockholders a liquidation preference of $25 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of HCP common stock or any other class or series of capital stock of HCP that ranks junior to the Series F Preferred Stock as to liquidation rights.

        In determining whether a distribution, other than upon voluntary or involuntary liquidation, by dividend, redemption or other acquisition of shares of stock of HCP or otherwise is permitted under the MGCL, no effect is given to amounts that would be needed if HCP would be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of shares of stock of HCP whose preferential rights upon distribution are superior to those receiving the distribution.

  Maturity; Redemption

        The Series F Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption. The Series F Preferred Stock is not redeemable prior to December 8, 2008. HCP is entitled, however, to purchase shares of the Series F Preferred Stock in order to preserve its status as a real estate investment trust for federal or state income tax purposes at any time. Following December 8, 2008, HCP may, at its option, redeem the Series F Preferred Stock at $25 per share ($195,500,000 in the aggregate), plus accrued and unpaid dividends.

  Transfer and Ownership Restrictions

        See "—Transfer and Ownership Restrictions Relating to HCP Preferred Stock."

Transfer and Ownership Restrictions Relating to HCP Common Stock

        The HCP charter contains restrictions on the ownership and transfer of voting stock of HCP which are intended to assist HCP in complying with the requirements to continue to qualify as a real estate investment trust. Subject to limited exceptions, no person or entity may own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (by number or value, whichever is more restrictive) of the outstanding shares of HCP common stock. The HCP board may, but is in no event required to, waive the applicable ownership limit with respect to a particular stockholder if it determines that such ownership will not jeopardize HCP's status as a real estate investment trust and the HCP board otherwise decides such action would be in the best interest of HCP.

        The HCP charter further prohibits:

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  any person from actually or constructively owning shares of stock of HCP that would result in HCP being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise cause HCP to fail to qualify as a real estate investment trust (including but not limited to ownership that would result in HCP owning, actually or constructively, an interest in a tenant as described in Section 856(d)(2)(B) of the Internal Revenue Code if the income derived by HCP, either directly or indirectly, from such tenant would cause HCP to fail to satisfy any of the gross income requirements of Section 856(c) of the Internal Revenue Code); and

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  any person from transferring shares of HCP capital stock if such transfer would result in shares of stock of HCP being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

        Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of HCP stock that will or may violate any of these restrictions on ownership and transfer is required to give notice immediately to HCP and provide HCP with such other information as HCP may request in order to determine the effect of the transfer on HCP's status as a real estate investment trust. Under HCP's charter, if any purported transfer of HCP stock or any other event would otherwise result in any person violating the applicable ownership limit or such other limit as permitted by the HCP board, then any such purported transfer is void and of no force or effect with respect to the purported transferee as to that number of shares of HCP stock in excess of the ownership limit or such other limit, and the transferee will acquire no right or interest in such excess shares. Any excess shares described above are transferred automatically, by operation of law, to a trust, the beneficiary of which is a qualified charitable organization selected by HCP. Such automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of such violative transfer. Within 20 days of receiving notice from HCP of the transfer of shares to the trust, the trustee of the trust is required to sell the excess shares to a person or entity who could own the shares without violating the applicable ownership limit, or such other limit as permitted by the HCP board, and distribute to the prohibited transferee an amount equal to the lesser of the price paid by the prohibited transferee for the excess shares or the sales proceeds received by the trust for the excess shares. Any proceeds in excess of the amount distributable to the prohibited transferee are distributed to the beneficiary of the trust. Prior to a sale of any such excess shares by the trust, the trustee is entitled to receive, in trust for the beneficiary, all dividends and other distributions paid by HCP with respect to such excess shares, and also is entitled to exercise all voting rights with respect to such excess shares.

        Subject to Maryland law, effective as of the date that such shares have been transferred to the trust, the trustee will have the authority, at the trustee's sole discretion:

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  to rescind as void any vote cast by a prohibited transferee prior to the discovery by HCP that the shares have been transferred to the trust; or

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  to recast such vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

        However, if HCP has already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the prohibited transferee, prior to the discovery by HCP that such shares had been automatically transferred to a trust as described above, are required to be repaid to the trustee upon demand for distribution to the beneficiary of the trust. In the event that the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the ownership limit or such other limit as permitted by the HCP board, then HCP's charter provides that the transfer of the excess shares is void ab initio.

        In addition, shares of HCP common stock held in the trust shall be deemed to have been offered for sale to HCP, or its designee, at a price per share equal to the lesser of:

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  the price per share in the transaction that resulted in such transfer to the trust or, in the case of a devise or gift, the market price at the time of such devise or gift, and

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  the market price on the date HCP, or its designee, accepted the offer. HCP will have the right to accept the offer until the trustee has sold the shares of stock held in the trust. Upon a sale to HCP, the interest of the beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee.

        If any purported transfer of shares of HCP common stock would cause HCP to be beneficially owned by fewer than 100 persons, such transfer will be null and void ab initio in its entirety and the intended transferee will acquire no rights to the stock.

        All certificates representing shares of HCP common stock bear a legend referring to the restrictions described above. The foregoing ownership limitations could delay, defer or prevent a transaction or a change in control of HCP that might involve a premium price for the HCP common stock or otherwise be in the best interest of HCP stockholders.

        In addition, if HCP's board of directors shall, at any time and in good faith, be of the opinion that direct or indirect ownership of at least 9.9% of the voting shares of capital stock has or may become concentrated in the hands of one beneficial owner, it shall have the power:

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  by lot or other means deemed equitable by it to call for the purchase from any stockholder of a number of voting shares sufficient, in the opinion of HCP's board of directors, to maintain or bring the direct or indirect ownership of voting shares of capital stock of the beneficial owner to a level of no more than 9.9% of HCP's outstanding voting shares; and

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  to refuse to transfer or issue voting shares of capital stock to any person whose acquisition of such voting shares would, in the opinion of the board of directors, result in the direct or indirect ownership by that person of more than 9.9% of the outstanding voting shares of our capital stock.

        If HCP's board of directors fails to grant an exemption from this 9.9% ownership limitation, then the transfer of shares, options, warrants, or other securities convertible into voting shares that would create a beneficial owner of more than 9.9% of the outstanding voting shares shall be deemed void ab initio, and the intended transferee shall be deemed never to have had an interest in the transferred securities. The purchase price for any voting shares of capital stock so redeemed shall be equal to the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which HCP sends notices of such acquisitions, or, if no such closing sales prices or quotations are available, then the purchase price shall be equal to the net asset value of such stock as determined by the board of directors in accordance with the provisions of applicable law. From and after the date fixed for purchase by the board of directors, the holder of any shares so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to such shares, except the right to payment of the purchase price for the shares.

Business Combination Provisions

        The HCP charter requires that, except in some circumstances, "business combinations" between HCP and a beneficial holder of 10% or more of HCP's outstanding voting stock (a "Related Person") be approved by the affirmative vote of at least 90% of the outstanding voting shares of HCP. A "business combination" is defined in the HCP charter as:

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  any merger or consolidation of HCP with or into a Related Person;

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  any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any "Substantial Part" (as defined below) of the assets of HCP, including any voting securities of a subsidiary, to a Related Person;

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  any merger or consolidation of a Related Person with or into HCP;

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  any sale, lease, exchange, transfer or other disposition of all or any Substantial Part of the assets of a Related Person to HCP;

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  the issuance of any securities, other than by way of pro rata distribution to all stockholders, of HCP to a Related Person; and

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  any agreement, contract or other arrangement providing for any of the transactions described above.

        The term "Substantial Part" means more than 10% of the book value of the total assets of HCP as of the end of its most recent fiscal year ending prior to the time the determination is being made.

        In addition to the restrictions on business combinations contained in HCP's charter, Maryland law also contains restrictions on business combinations. See "Comparison of Stockholder Rights—Mergers, Sales of Assets and Other Transactions".

        The foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which stockholders might deem to be in their interests or in which they might receive a substantial premium. The HCP board's authority to issue and establish the terms of currently authorized preferred stock, without stockholder approval, may also have the effect of discouraging takeover attempts. See "—Preferred Stock."

        The foregoing provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of shares of HCP common stock, deprive stockholders of opportunities to sell at a temporarily higher market price. The HCP board believes, however, that inclusion of the business combination provisions in the HCP charter may help assure fair treatment of HCP stockholders and preserve HCP's assets.

Transfer and Ownership Restrictions Relating to HCP Preferred Stock

        HCP's charter contains restrictions on the ownership and transfer of preferred stock which are intended to assist HCP in complying with the requirements to maintain its status as a REIT. Subject to limited exceptions, no person or entity may own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (by number or value, whichever is more restrictive) of the outstanding shares of series E preferred stock or series F preferred stock. HCP's board of directors may, but in no event is required to, waive the applicable ownership limit with respect to a particular stockholder if it determines that such ownership will not jeopardize HCP's status as a REIT and our board of directors otherwise decides such action would be in the best interest of HCP. The mechanics for the ownership limits on our preferred stock are similar to the mechanics related to our common stock, as described in "Transfer and Ownership Restrictions Relating to HCP Common Stock" above.

ANTI-TAKEOVER CONSIDERATIONS

        Maryland law and HCP's articles of amendment and restatement, or charter, and third amended and restated bylaws contain a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of HCP. These provisions of HCP's charter and bylaws include, among others, the restrictions on ownership described above. See "Comparison of Stockholder Rights".

COMPARISON OF STOCKHOLDER RIGHTS

        HCP and CRP are each incorporated under the laws of the State of Maryland. Upon completion of the merger, each outstanding share of CRP common stock will be converted in part into 0.0865 of a share of HCP common stock. Consequently, the rights of CRP stockholders who receive shares of HCP common stock as a result of the merger will continue to be governed by Maryland General Corporation Law, but will be governed by HCP's charter and HCP's restated bylaws as opposed to CRP's charter and bylaws. The following discussion summarizes certain material differences between the rights of holders of CRP common stock and HCP common stock resulting from the differences in their governing documents.

        This discussion does not purport to be a complete statement of the rights of holders of HCP common stock under applicable Maryland law, HCP's amended and restated articles of incorporation and HCP's restated bylaws or the rights of holders of CRP common stock under applicable Maryland law, CRP's articles of amendment and restatement and CRP's amended and restated bylaws and is qualified in its entirety by reference to the governing corporate documents of HCP and CRP and applicable law. See "Where You Can Find More Information" beginning on page 183.

  Number of Directors

        HCP.    Under HCP's bylaws, HCP has ten directors unless increased or decreased by HCP's board of directors or its stockholders. However, this number may not be fewer than three. All of HCP's directors are elected on an annual basis. In addition, HCP has adopted a policy whereby any nominee for director who receives a number of "withhold" votes equal to greater than 50% of the shares of HCP common stock entitled to vote at the annual meeting will tender his or her resignation for consideration by HCP's Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will recommend to the HCP Board of Directors the action to be taken with respect to such offer of resignation.

        CRP.    CRP's charter provides that the number of directors cannot be less than three nor more than 15. CRP currently has 5 directors. All of CRP's directors are elected on an annual basis.

Limitation On Personal Liability and Indemnification of Directors

        HCP.    Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages. However, a Maryland corporation may not limit liability resulting from actual receipt of an improper benefit or profit in money, property or services. Also, liability resulting from active and deliberate dishonesty may not be eliminated if a final judgment establishes that the dishonesty is material to the cause of action. HCP's charter contains a provision which limits the liability of directors and officers for money damages to the maximum extent permitted by Maryland law. This provision does not limit HCP's right or that of HCP's stockholders to obtain equitable relief, such as an injunction or rescission.

        HCP's bylaws obligate HCP, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination as to the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses before final disposition of a proceeding to:

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  any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity; or

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  any individual who, while one of HCP's directors or officers and at HCP's request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise and who is made a party to the proceeding by reason of his service in that capacity.

        The bylaws authorize HCP, with the approval of HCP's board of directors, to provide indemnification and advancement of expenses to HCP's agents and employees.

        Unless limited by a corporation's charter, Maryland law requires a corporation to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity, or in the defense of any claim, issue or matter in the proceeding. HCP's charter does not alter this requirement.

        Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against: judgments; penalties; fines; settlements; and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities.

        Maryland law does not permit a corporation to indemnify its present and former directors and officers if it is established that: the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; the director or officer actually received an improper personal benefit in money, property or services; or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        Under Maryland law, a Maryland corporation generally may not indemnify for an adverse judgment in a suit by or in the right of the corporation. Also, a Maryland corporation generally may not indemnify for a judgment of liability on the basis that personal benefit was improperly received. In either of these cases, a court may nevertheless determine that the director or officer is fairly and reasonably entitled to indemnification under all of the relevant circumstances and may order such indemnification as it deems proper, but such indemnification is limited to expenses.

        Maryland law permits a corporation to advance reasonable expenses to a director or officer. First, however, the corporation must receive a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation. The corporation must also receive a written undertaking, either by the director or officer or on his behalf, to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

        It is the position of the Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

        CRP.    Pursuant to CRP's charter, CRP is required to indemnify and hold harmless a present or former director, advisor, or affiliate of CRP against any or all losses or liabilities reasonably incurred by the indemnitee in connection with or by reason of any act or omission performed or omitted to be performed on behalf of CRP while a director, advisor or affiliate, and in such capacity, provided, that the indemnitee has determined, in good faith, that the act or omission which caused the loss or liability was in the best interests of CRP. CRP will not indemnify or hold harmless the indemnitee if: (i) the loss or liability was the result of negligence or misconduct, or if the indemnitee is an independent director, the loss or liability was the result of gross negligence or willful misconduct, (ii) the act or omission was material to the loss or liability and was committed in bad faith or was the result of active or deliberate dishonesty, (iii) the indemnitee actually received an improper personal benefit in money, property, or services, (iv) in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful, or (v) in a proceeding by or in the right of CRP, the indemnitee is adjudged to be liable to CRP.

        In addition, CRP will not provide indemnification for any loss or liability arising from an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which our securities were offered or sold as to indemnification for violations of securities laws.

        Pursuant to CRP's charter, CRP is required to pay or reimburse reasonable expenses incurred by a present or former director, advisor or affiliate in advance of final disposition of a proceeding if the following are satisfied: (i) the indemnitee was made a party to the proceeding by reasons of his or her service as a director, advisor or affiliate of CRP, (ii) the indemnitee provides us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by CRP as authorized by CRP's charter, (iii) the indemnitee provides CRP with a written agreement to repay the amount paid or reimbursed by us, together with the applicable legal rate of interest thereon, if it is ultimately determined that the indemnitee did not comply with the requisite standard of conduct, and (iv) the legal proceeding was initiated by a third party who is not a stockholder or, if by a stockholder of the Company acting in his or her capacity as such, a court of competent jurisdiction approves such advancement. CRP's charter further provides that any indemnification, payment, or reimbursement of the expenses permitted by such charter will be furnished in accordance with the procedures in Section 2-418 of the MGCL.

        Any indemnification may be paid only out of CRP's net assets, and no portion may be recoverable from CRP's stockholders.

        CRP has entered into indemnification agreements with certain of its executive officers and directors. The indemnification agreements require, among other things, that CRP indemnify such executive officers and directors to the fullest extent permitted by law, and advance to such executive officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. In accordance with these agreements, CRP must indemnify and advance all expenses reasonably incurred by such executive officers and directors seeking to enforce their rights under the indemnification agreements. CRP also must cover such executive officers and directors under its directors' and officers' liability insurance. Although, with respect to directors, these indemnification agreements offer substantially the same scope of coverage afforded by the indemnification provisions in CRP's charter and bylaws, it provides greater assurance to such directors and executive officers that indemnification will be available because these contracts cannot be modified unilaterally by CRP's board of directors or by its stockholders.

Anti-Takeover Effect of Provisions of Maryland Law and of the Charter and Bylaws

        HCP.    The provisions in the charter on removal of directors and business combinations, the business combinations and control share acquisition provisions of Maryland law, the advance notice provisions of HCP's bylaws and the provisions of HCP's bylaws relating to stockholder-requested special meetings may delay, defer or prevent a change of control or other transaction in which holders of some, or a majority, of the common stock might receive a premium for their common stock over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

        CRP.    The provisions in CRP's charter on (i) removal of directors, (ii) limitations on ownership and transfer of CRP's common stock and (iii) the power to issue additional capital stock, and the advance notice provisions in CRP's bylaws, could delay, defer or prevent a transaction or a change in control of CRP that might involve a premium price for holders of CRP's common stock or otherwise be in their best interest.

Transfer and Ownership Restrictions

        To qualify as a REIT under the Code, among other things, (i) not more than 50% of the value of the REIT's outstanding stock may be owned, directly or indirectly (applying certain attribution rules), by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, (ii) the REIT's stock must be beneficially owned (without reference to any attribution rules) by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and (iii) certain other requirements must be satisfied.

        HCP.    The HCP charter contains restrictions on the ownership and transfer of voting stock of HCP which are intended to assist HCP in complying with the requirements to continue to qualify as a real estate investment trust. For a description of these restrictions, see "Description of HCP Capital Stock—Transfer and Ownership Restrictions Relating to HCP Common Stock".

        CRP.    CRP's charter restricts the direct or indirect ownership (applying certain attribution rules) of shares of its common stock and preferred stock by any "person" (as defined in the charter) to no more than 9.8% (by value) of the outstanding shares of such common stock or 9.8% of any series of preferred stock. It is the responsibility of each person owning (or deemed to own) more than 5% of the outstanding shares of CRP's common stock or any series of outstanding preferred stock to give CRP written notice of such ownership. In addition, to the extent deemed necessary by CRP's board of directors, CRP may demand that each of its stockholders disclose to CRP in writing all information regarding the beneficial and constructive ownership (as such terms are defined in the charter) of CRP's common stock and preferred stock. However, the charter generally provides that CRP's board of directors, upon a receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence, representations or undertakings acceptable to such board of directors, may, in its sole discretion, waive the application of certain transfer restrictions or the ownership limit to a person if CRP's board of directors determines that such person's ownership of CRP's common stock and/or preferred stock will not jeopardize its status as a REIT under the Code. In addition, the foregoing restrictions on transfer, ownership limitations and information requirements will not apply if CRP's board of directors determines that it is no longer in the best interests of CRP to attempt to qualify, or to continue to qualify, as a REIT under the Code.

        Subject to CRP's board of director's ability to waive certain of the following restrictions in certain circumstances (as described below), transfers of shares of CRP's common stock or preferred stock or other events that would create a direct or indirect ownership of such stock that would: (i) violate the ownership limit; (ii) result in CRP's disqualification as a REIT under the Code, including any transfer that results in: (a) CRP's common stock and/or preferred stock being owned by fewer than 100 persons, or (b) CRP's being "closely held" within the meaning of Section 856(h) of the Code; or (iii) potentially jeopardize CRP's status as a REIT under the Code, will be null and void and of no effect with respect to the shares in excess of the applicable limit and, accordingly, the intended transferee, or "prohibited owner", will acquire no right or interest in such shares. Any shares in excess of an applicable limitation will be converted automatically into an equal number of shares of CRP's excess stock that will be transferred by operation of law to an unaffiliated trust for the exclusive benefit of one or more qualified charitable organizations selected by CRP. As soon as practicable after the transfer of shares to the trust, the trustee of the trust will be required to sell the shares of excess stock to a person or entity who could own the shares without violating the applicable limit and distribute to the prohibited owner an amount equal to the lesser of: (i) the proceeds of the sale; (ii) the price paid for the stock in excess of the applicable limit by the prohibited owner or, in the event that the original violative transfer was a gift or an event other than a transfer, the market price of the shares on the date of the transfer or other event; or (iii) the pro rata amount of the prohibited owner's initial capital investment in CRP properly allocated to such shares of excess stock.

Removal of Directors

        HCP.    Under the terms of HCP's charter, a director of HCP may be removed by the affirmative vote of the holders of two-thirds of the outstanding shares of our voting stock or by a unanimous vote of all other directors. HCP's stockholders may elect a successor to fill any vacancy which results from the removal of a director.

        CRP.    Under CRP's charter, a director may be removed with or without cause by the affirmative vote of a majority of CRP's outstanding capital stock entitled to vote.

Filling Vacancies On the Board of Directors

        HCP.    At each annual meeting of stockholders, the election of directors shall be by a plurality of the votes cast. Holders of common stock have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the outstanding shares of our common stock can elect all of our directors. Additionally, HCP has adopted a policy whereby any nominee for director who receives a number of "withhold" votes equal to or greater than 50% of the shares of HCP common stock entitled to vote at the annual meeting must tender his or her resignation for consideration by the Nominating and Corporate Governance Committee. A vacancy resulting from an increase in the number of directors may be filled by a majority vote of the entire board of directors or by the affirmative vote of the holders of a majority of HCP's shares then entitled to vote at an election of directors. Other vacancies may be filled by the vote of a majority of the remaining directors.

        CRP.    Under CRP's charter and Maryland law, each director, other than a director elected to fill the unexpired term of another director, will be elected at each annual meeting or at any special meeting of CRP's stockholders called for that purpose, by holders of a majority of CRP's shares of common stock present in person or by proxy and entitled to vote. Independent directors will nominate replacements for vacancies among CRP's independent directors.

        Under CRP's charter, the term of office for each director is one year, expiring at each annual meeting of stockholders; however, nothing in CRP's charter prohibits a director from being reelected by its stockholders.

Amendment of Charter

        HCP.    Provisions of HCP's charter on business combinations, the number of directors and certain ownership restrictions may be amended only if approved by HCP's board of directors and by HCP's stockholders by the affirmative vote of two-thirds of all of the votes entitled to be cast by HCP's stockholders on the matter. Other amendments to HCP's charter require approval by HCP's board of directors and approval by HCP's stockholders by the affirmative vote of a majority of all the votes entitled to be cast by HCP's stockholders on the matter.

        CRP.    CRP's charter provides that CRP's board of directors can amend CRP's charter by a two-thirds majority from time to time if necessary in order to qualify initially or in order to continue to qualify as a REIT. Although CRP's charter so provides, Maryland law does not permit such an amendment without stockholder approval. Otherwise, the charter may be amended only by action of CRP's board of directors and the affirmative vote of a majority, and, in some cases a two-thirds majority, of holders of outstanding shares of CRP's capital stock entitled to vote. CRP's charter provides that CRP's stockholders may vote to amend the charter, terminate or dissolve CRP or remove one or more directors without the necessity for concurrence by CRP's board of directors. However,

Maryland law does not permit the amendment of corporate charters or the dissolution of a Maryland corporation without action by the board of directors.

Amendment of Bylaws

        HCP.    Provisions of HCP's bylaws on the number of directors and the vote required to amend the bylaws may be amended only by unanimous vote of the board of directors or by the affirmative vote of not less than 90% of all of the votes entitled to be cast by our stockholders on the matter. Other amendments to HCP's bylaws require the affirmative vote of a majority of the entire board of directors or the affirmative vote of two-thirds of all of the votes entitled to be cast by HCP's stockholders on the matter.

        CRP.    CRP's bylaws may be amended by the affirmative vote of either a majority of holders of all outstanding shares of CRP's capital stock entitled to vote generally in the election of directors or by the affirmative vote of a majority of CRP's directors (including a majority of the independent directors), provided that such amendments are not inconsistent with CRP's charter, and provided further that CRP's board of directors may not amend the bylaws without the affirmative vote of holders of a majority of the outstanding shares of CRP's capital stock, to the extent such amendments adversely affect the rights, preferences and privileges of CRP's stockholders.

Right to Call Special Meeting of Stockholders

        HCP.    HCP's bylaws provide that nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders at the annual or special meeting of stockholders may be made only:

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  pursuant to our notice of the meeting;

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  by or at the direction of the board of directors; or

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  by a stockholder who was a stockholder at the time the notice of meeting was given and is entitled to vote at the meeting and who has complied with the advance notice procedures, including the minimum time period, described in the bylaws.

        HCP's bylaws also provide that only the business specified in HCP's notice of meeting may be brought before a special meeting of stockholders. HCP's bylaws provide that HCP's stockholders have the right to call a special meeting only upon the written request of the stockholders holding in the aggregate not less than 50% of the outstanding shares entitled to vote on the business proposed to be transacted at such meeting.

        CRP.    Under CRP's bylaws, special meetings of the stockholders may be called upon the written request of stockholders holding in the aggregate not less than 10% of the outstanding common stock entitled to vote at such meeting. The MGCL requires that a special meeting be called by the secretary upon the written request of stockholders entitled to cast at least 25% of the votes entitled to be cast, or such greater or less percentage (but not more than a majority) as may be provided in the charter or bylaws. Upon receipt of such a written request, either in person or by mail, stating the purpose or purposes of the meeting, CRP must provide all stockholders, within 10 days of receipt of the written request, written notice, either in person or by mail, of the meeting and its purpose. Such meeting must be held not less than 15 nor more than 60 days after such request is received, at a time and place specified in the request that must be at a time and place convenient to stockholders.

Mergers, Sales of Assets and Other Transactions

        General.    Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

  •
  any person who beneficially owns ten percent or more of the voting power of the corporation's shares; or

  •
  an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

        A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he or she would have become an interested stockholder. However, in approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

        After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

  •
  80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

  •
  two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or which are held by an affiliate or associate of the interested stockholder.

        These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. None of these provisions of the Maryland law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder.

        HCP.    In addition to the restrictions on business combinations provided under Maryland law, HCP's charter also contains restrictions on business combinations. See "Description of HCP Capital Stock—Business Combination Provisions."

        CRP. A merger in which CRP is not the surviving entity, a combination, sale, or other disposition of all or substantially all of its assets other than in the ordinary course of business must be approved by CRP's board of directors and a majority of the holders of outstanding shares of capital stock entitled to vote. In addition, any such transaction involving an affiliate of CRP or the Advisor also must be approved by a majority of CRP's directors (including a majority of the independent directors) not otherwise interested in such transaction as fair and reasonable to us and on terms and conditions not less favorable to CRP than those available from unaffiliated third parties.

        CRP's charter provides that the prohibitions and restrictions set forth in the Maryland Business Combinations Statute are inapplicable to any business combination between CRP and any person. Consequently, business combinations between CRP and interested stockholders can be effected upon the affirmative vote of the holders of a majority of the outstanding shares of capital stock entitled to vote thereon and do not require the approval of a supermajority of the outstanding shares of capital stock held by disinterested stockholders.

Dissolution

        HCP.    HCP's dissolution must be approved by HCP's board of directors by a majority vote of the entire board and by HCP's stockholders by the affirmative vote of a majority of all the votes entitled to be cast by HCP's stockholders on the matter.

        CRP.    CRP's charter provides for the voluntary termination and dissolution of CRP by the affirmative vote of the holders of a majority of the outstanding shares of common stock outstanding and entitled to vote at a meeting called for that purpose. In addition, CRP's charter permits the stockholders to terminate the status of CRP as a REIT under the Code only by the affirmative vote of the holders of a majority of the outstanding shares of common stock entitled to vote. Under CRP's charter, CRP will automatically terminate and dissolve on December 31, 2008, unless a "listing" occurs, in which event CRP will automatically become a perpetual life entity.

Control Share Acquisitions

        General.    Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter.

        "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or shares of stock for which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

  •
  one-tenth or more but less than one-third;

  •
  one-third or more but less than a majority; or

  •
  a majority or more of all voting power.

        Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a "control share acquisition" means the acquisition of control shares.

        Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and satisfied other conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may be able to redeem any or all of the control shares for fair value, except for control shares for which voting rights previously have been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of control shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

        The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation. HCP's charter and bylaws do not provide for any such exemption.

Duties of Directors with Respect to Unsolicited Takeovers

        General.    Maryland law provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to (a) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (b) make a determination under the Maryland business combination or control share acquisition statutes described above, or (c) act or fail to act solely because of the effect the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition. Moreover, under Maryland law the act of a director of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. Maryland law also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under Maryland law.

Unsolicited Takeovers

        Under Maryland law, a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors may elect to be subject to certain statutory provisions relating to unsolicited takeovers which, among other things, would classify the board of directors into three classes with staggered terms of three years each and vest in the board of directors the exclusive right to determine the number of directors and the exclusive right, by the affirmative vote of a majority of the remaining directors, to fill vacancies on the board of directors, even if the remaining directors do not constitute a quorum. These statutory provisions relating to unsolicited takeovers also provide that any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred, rather than the next annual meeting of directors as would otherwise be the case, and until his successor is elected and qualified.

        An election to be subject to any or all of the foregoing statutory provisions may be made in the charter or bylaws of HCP or CRP, or by resolution of the board of directors, without stockholder approval. Any such statutory provision to which either company elects to be subject will apply even if other provisions of Maryland law or the charter or bylaws provides to the contrary. Neither the charter nor the bylaws of either company provides that the company is subject to any of the foregoing statutory provisions relating to unsolicited takeovers. However, the board of directors could adopt a resolution, without stockholder approval, to elect to become subject to some or all of these statutory provisions.

        If either company made an election to be subject to such statutory provisions and the board of directors was divided into three classes with staggered terms of office of three years each, the classification and staggered terms of office of the directors would make it more difficult for a third party to gain control of the board of directors since at least two annual meetings of stockholders, instead of one, generally would be required to effect a change in the majority of the board of directors.

VALIDITY OF COMMON STOCK

        The validity of the shares of HCP common stock to be issued in the merger will be passed upon for HCP by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. In addition, each of Latham & Watkins, LLP and Sullivan & Cromwell LLP will provide opinions to HCP with respect to certain tax matters.

EXPERTS

        The consolidated financials statements and schedule of Health Care Property Investors, Inc. for the year ended December 31, 2005 appearing in Health Care Property Investors, Inc.'s Current Report (Form 8-K) dated June 30, 2006 and Health Care Property Investors, Inc. management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included in Health Care Property Investors, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2005, have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management's assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

        The financial statements of CRP as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) as of December 31, 2005 and the financial statements of the Advisor and its subsidiaries as of December 31, 2005 and 2004 and for the two years then ended included in this registration statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

STOCKHOLDER PROPOSALS

        CRP will hold an annual meeting of its stockholders in 2006 only if the merger is not completed. If CRP's 2006 annual meeting is held, in order to be considered for inclusion in CRP's proxy statement for the meeting, stockholder proposals must be in writing and must be received by CRP at its executive offices on or before                        , 2006 and must have otherwise complied with Rule 14a-8 under the Exchange Act and CRP's bylaws to be eligible for inclusion in the proxy statement and form of proxy to be distributed in connection with that meeting. Any such proposal should be mailed to: CNL Retirement Properties, Inc., CNL Center II at City Commons, 420 South Orange Avenue, Suite 500, Orlando, Florida 32801, Attention: Corporate Secretary. If CRP does not complete the merger when currently anticipated, CRP intends to hold its next annual meeting in                        , 2006 or shortly thereafter.

WHERE YOU CAN FIND MORE INFORMATION

        HCP and CRP file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file with the SEC at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. SEC filings are also available for free to the public at the SEC's website at http://www.sec.gov. HCP has filed a registration statement on Form S-4 to register with the SEC the shares of HCP common stock that CRP's stockholders will receive in the merger. This document is part of the registration statement of HCP on Form S-4 and is a prospectus of HCP and a proxy statement of CRP for the CRP special meeting.

        The SEC permits HCP to "incorporate by reference" information into this proxy statement/prospectus. This means that HCP can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is considered a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or by information contained in documents filed with or furnished to the SEC after the date of this proxy statement/prospectus that is incorporated by reference in this proxy statement/prospectus.

        This proxy statement/prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about HCP and its financial condition.

HCP Securities and Exchange Commission Filings:	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2005
Quarterly Report on Form 10-Q	Quarter ended March 31, 2006
Current Reports on Form 8-K and 8-K/A	Filed on February 9, 2006, February 17, 2006, February 21, 2006, May 2, 2006, May 4, 2006, May 17, 2006 and June 30, 2006 (other than the portions of those documents not deemed to be filed)

        In addition, HCP also incorporates by reference additional documents that it may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this proxy statement/prospectus and the date of the CRP special meeting. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as well as proxy statements.

        CRP is not incorporating by reference any documents or filings into this proxy statement/prospectus; however, for your information, CRP has filed the following documents:

CRP Securities and Exchange Commission Filings:	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2005
Quarterly Report on Form 10-Q	Quarter ended March 31, 2006
Current Reports on Form 8-K and 8-K/A	Filed on March 14, 2006, May 2, 2006, May 4, 2006 and May 4, 2006 (other than the portions of those documents not deemed to be filed)

        Documents included or incorporated by reference are available from HCP and CRP, without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this proxy statement/ prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

By Mail:	CNL Retirement Properties, Inc.	By Mail:	Health Care Property Investors, Inc.
	CNL Center II at City Commons		3760 Kilroy Airport Way, Suite 300
	420 South Orange Avenue		Long Beach, California 90806
	Suite 500		Attention: Edward J. Henning, Esq.
Orlando, Florida 32801
	Attention: CNL Client Services	By Telephone: (562) 733-5100
By Telephone: 1-866-650-0650

        This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities pursuant to this proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus by reference or in the affairs of HCP or CRP since the date of this proxy statement/ prospectus. The information contained in this proxy statement/prospectus with respect to HCP and Merger Sub was provided by HCP, and the information contained in this proxy statement/prospectus with respect to CRP was provided by CRP.

HEALTH CARE PROPERTY INVESTORS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        The unaudited pro forma condensed consolidated financial statements presented below have been prepared based on certain pro forma adjustments to the historical consolidated financial statements of HCP, CRP and the Advisor as of and for the three months ended March 31, 2006 and for the year ended December 31, 2005. The historical consolidated financial statements of HCP are contained in its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Report on Form 8-K on file with the SEC and are incorporated by reference. The historical consolidated financial statements of CRP and the Advisor are included in this document beginning on page F-13. The historical financial information with respect to HCP for the year ended December 31, 2005 has been restated to reflect as discontinued operations the results of operations of certain properties that were initially classified as discontinued operations during the first quarter of 2006. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with, and are qualified in their entirety by, the notes thereto and the historical consolidated financial statements of HCP, CRP and the Advisor, including the respective notes thereto, which are incorporated by reference or included in this document. The accompanying unaudited pro forma condensed consolidated balance sheet as of March 31, 2006 has been prepared as if the merger and the Advisor merger and the incurrence of debt by HCP to finance the acquisitions of CRP and the Advisor had occurred as of that date.

        The accompanying unaudited pro forma condensed consolidated statements of income for the three months ended March 31, 2006 and for the year ended December 31, 2005 have been prepared as if the merger and the Advisor merger had occurred as of January 1, 2005 and reflects the incurrence of debt by HCP in order to finance the acquisition of CRP, including the cash consideration needed for the merger. The unaudited pro forma condensed consolidated financial statements do not purport to be indicative of the financial position or results of operations that would actually have been achieved had the mergers occurred on the dates indicated or which may be achieved in the future.

        In the opinion of HCP's management, all significant adjustments necessary to reflect the effects of the merger and the Advisor merger that can be factually supported within the SEC regulations covering the preparation of pro forma financial statements have been made. The pro forma adjustments and the purchase price allocation as presented are based on estimates and certain information that is currently available to HCP's management. Such pro forma adjustments and the purchase price allocation could change as additional information becomes available, as estimates are refined or as additional events occur. HCP cannot assure you that finalization of the pro forma adjustments and the purchase price allocation will not result in material changes.

HEALTH CARE PROPERTY INVESTORS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
March 31, 2006
(In thousands)

	HCP Historical(A)	CRP Historical	CRP Reclassifications(B)	CRP Reclassified	CRP Pro Forma Adjustments(C)		Advisor Historical	Advisor Pro Forma Adjustments(M)		CRP/Advisor Eliminations		Consolidated Pro Forma HCP
ASSETS
Real estate:
Real estate	$4,032,556	$3,273,386	$—	$3,273,386	$1,203,008	(D)	$—	$—		$—		$8,508,950
Less accumulated depreciation and amortization	633,765	180,953	—	180,953	(180,953	)(D)	—	—		—		633,765

Net real estate	3,398,791	3,092,433	—	3,092,433	1,383,961		—	—		—		7,875,185

Direct financing leases	—	491,239		491,239	3,318	(E)	—	—		—		494,557
Loans receivable, net:
Joint venture partners and affiliates	7,006	—	34,000	34,000	—		—	—		—		41,006
Others	145,638	—	—	—	—		—	—		—		145,638
Investments in and advances to unconsolidated joint ventures	49,058	—	—	—	—		—	—		—		49,058
Accounts receivable, net of allowance	13,696	19,848	—	19,848	—		—	—		—		33,544
Cash and cash equivalents	55,957	102,204	—	102,204	—		1,427	270	(N)	—		159,858
Restricted cash	2,694	22,767	—	22,767	—		—	—		—		25,461
Intangibles, net	51,556	110,580	—	110,580	137,349	(F)	—	54,400	(O)	(54,400	)(S)	326,441
					113,336	(F)		2,900	(O)
					(110,580	)(F)		21,300	(O)
Goodwill	—	5,791	—	5,791	(5,791	)(G)	—	42,353	(P)	—		42,353
Other assets, net	64,420	204,577	(34,000)	170,577	16,375	(H)	4,314	(200	)(N)	(259	)(S)	120,668
					(110,330	)(H)		(946	)(Q)
					(15,900	)(H)
					(7,383	)(H)

Total assets	$3,788,816	$4,049,439	$—	$4,049,439	$1,404,355		$5,741	$120,077		$(54,659)		$9,313,769

LIABILITIES AND STOCKHOLDERS' EQUITY
Bank lines of credit	$375,000	$105,000	$—	$105,000	$154,525	(I)	$—	$5,900	(I)	$—		$535,425
					(105,000	)(I)
Bridge and term financing	—	—	—	—	2,940,281	(I)	—	—		—		2,940,281
Senior unsecured notes	1,476,215	—	—	—	—		—	—		—		1,476,215
Mortgage debt	268,654	1,353,713	—	1,353,713	(21,990	)(J)	—	—		—		1,600,377
Construction loans	—	108,472	—	108,472	—			—		—		108,472
Entrance fee bonds payable	—	101,188	—	101,188	—		—	—		—		101,188
Accounts payable, other liabilities and deferred revenue	104,648	73,234	—	73,234	54,400	(K)	3,795	—		(54,400	)(S)	257,787
				—	86,779	(K)				(259	)(S)
				—	(4,744	)(K)
				—	(5,666	)(K)

Total liabilities	2,224,517	1,741,607	—	1,741,607	3,098,585		3,795	5,900		(54,659)		7,019,745

Minority interests	156,794	8,270	—	8,270	—		—	—		—		165,064

Stockholders' equity:
Preferred stock	285,173	—	—	—	—		—	—		—		285,173
Common stock	136,842	2,642	—	2,642	22,853	(L)	2	4,379	(R)	—		164,074
					(2,642	)(L)		(2	)(R)
Additional paid-in capital	1,457,108	2,373,850	—	2,373,850	583,429	(L)	1,944	111,794	(R)	—		2,151,331
					(950	)(L)		(50	)(R)
					(2,373,850	)(L)		(1,944	)(R)
Cumulative net income	1,579,034	—	—	—	—		—	—		—		1,579,034
Cumulative dividends	(2,052,009)	—	—	—	—		—	—		—		(2,052,009)
Cumulative distributions in excess of net income	—	(84,641)	—	(84,641)	84,641	(L)	—	—		—		—
Accumulated other comprehensive income	1,357	7,711	—	7,711	(7,711	)(L)	—	—		—		1,357

Total stockholders' equity	1,407,505	2,299,562	—	2,299,562	(1,694,230)		1,946	114,177		—		2,128,960

Total liabilities and stockholders' equity	$3,788,816	$4,049,439	$—	$4,049,439	$1,404,355		$5,741	$120,077		$(54,659)		$9,313,769

The accompanying notes are an integral part of these
unaudited pro forma condensed consolidated financial statements.

HEALTH CARE PROPERTY INVESTORS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the year ended December 31, 2005
(In thousands, except per share data)

	HCP Historical(A)	CRP Historical	CRP Reclass- ifications(B)	CRP Reclassified	CRP Pro Forma Adjustments		Advisor Historical	Advisor Pro Forma Adjustments		CRP/Advisor Eliminations		Consolidated Pro Forma HCP
Revenues and other income:
Rental and other revenues	$450,477	$—	$321,649	$321,649	$44,554	(T)	$—	$—		$—		$769,109
					(1,422	)(T)
					(46,672	)(T)
					523	(T)
Seniors' housing rental income	—	237,892	(237,892)	—	—		—	—		—		—
Earned income from direct financing leases	—	61,202	—	61,202	(138	)(U)	—	—		—		61,064
FF&E reserve income	—	7,500	(7,500)	—	—		—	—		—		—
Contingent rent	—	3,955	(3,955)	—	—		—	—		—		—
Medical facilities rental income and other revenues	—	72,302	(72,302)	—	—		—	—		—		—
Equity income (loss) from unconsolidated joint ventures	(1,123)	227	—	227	—		—	—		—		(896)
Acquisition fees	—	—	—	—	—		6,349	—		(6,349	)(CC)	—
Debt acquisition fees	—	—	—	—	—		13,789	—		(13,789	)(CC)	—
Management fees	—	—	—	—	—		19,144	—		(19,144	)(CC)	—
Interest and other income	26,154	4,202	—	4,202	—		3,035	—		(3,035	)(CC)	30,356

	475,508	387,280	—	387,280	(3,155)		42,317	—		(42,317)		859,633

Costs and expenses:
Interest	107,201	76,171	—	76,171	173,477	(V)	—	—		—		$365,358
					3,418	(V)
					10,667	(V)
					(5,576	)(V)
Depreciation and amortization	106,342	98,446	—	98,446	27,421	(W)	—	—		—		245,704
					7,445	(W)		6,050	(Y)
Operating	58,983	—	26,443	26,443	484	(X)	—	—		—		85,910
Seniors' housing property expenses	—	1,075	(1,075)	—	—		—	—		—		—
Medical facilities operating expenses	—	25,368	(25,368)	—	—		—	—		—		—
General and administrative	32,767	21,376	2,706	24,082	—		22,779	—		(3,035	)(CC)	76,593
Asset management fees paid to related party	—	18,641	—	18,641	—		—	—		(18,641	)(CC)	—
Provision for doubtful accounts	—	3,082	(3,082)	—								—

	305,293	244,159	(376)	243,783	217,336		22,779	6,050		(21,676)		773,565

Income before minority interests	170,215	143,121	376	143,497	(220,491)		19,538	(6,050)		(20,641)		86,068
Minority interests	(12,950)	(706)	—	(706)	—		—	—		—		(13,656)

Earnings before income taxes	157,265	142,415	376	142,791	(220,491)		19,538	(6,050)		(20,641)		72,412
Income tax expense (benefit)	(700)		376	376	—		7,473	(7,473	)(Z)	—		(324)

Income from continuing operations	157,965	142,415	—	142,415	(220,491)		12,065	1,423		(20,641)		72,736
Less: preferred stock dividends	(21,130)	—	—	—	—		—	—		—		(21,130)

Income from continuing operations applicable to common shares	$136,835	$142,415	$—	$142,415	$(220,491)		$12,065	$1,423		$(20,641)		$51,606

Income from continuing operations per common share—basic(AA)	$1.02			$0.57								$0.32

Income from continuing operations per common share—diluted(AA)	$1.01			$0.57								$0.32

Weighted-average shares used to calculate income per common share:
Basic(AA)	134,673			248,298	22,853	(BB)		4,379	(BB)			161,905

Diluted(AA)	135,560			248,298	22,853	(BB)		4,379	(BB)			162,792

The accompanying notes are an integral part of these
unaudited pro forma condensed consolidated financial statements.

HEALTH CARE PROPERTY INVESTORS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the three months ended March 31, 2006
(In thousands, except per share data)

	HCP Historical(A)	CRP Historical	CRP Reclassifications(B)	CRP Reclassified	CRP Pro Forma Adjustments		Advisor Historical	Advisor Pro Forma Adjustments		CRP/Advisor Eliminations		Consolidated Pro Forma HCP
Revenues and other income:
Rental and other revenues	$122,126	$—	$87,998	$87,998	$9,892	(T)	$—	$—		$—		$208,676
					(356	)(T)
					(11,115	)(T)
					131	(T)
Seniors' housing rental income	—	62,265	(62,265)	—	—		—	—		—		—
Earned income from direct financing leases	—	15,969	—	15,969	(35	)(U)	—	—		—		15,934
FF&E reserve income	—	1,992	(1,992)	—	—		—	—		—		—
Contingent rent	—	101	(101)	—	—		—	—		—		—
Medical facilities rental income and other revenues	—	23,640	(23,640)	—	—		—	—		—		—
Equity income (loss) from unconsolidated joint ventures	3,822	2	—	2	—		—	—		—		3,824
Acquisition fees	—	—	—	—	—		2,581	—		(2,581	)(CC)	—
Debt acquisition fees	—	—	—	—	—		4,328	—		(4,328	)(CC)	—
Management fees	—	—	—	—	—		5,127	—		(5,127	)(CC)	—
Interest and other income	15,747	1,609	—	1,609	—		626	—		(626	)(CC)	17,356

	141,695	105,578	—	105,578	(1,483)		12,662	—		(12,662)		245,790

Costs and expenses:
Interest	32,093	23,187	—	23,187	43,369	(V)	—	—		—		$99,370
					995	(V)
					1,010	(V)
					(1,284	)(V)
Depreciation and amortization	30,679	26,952	—	26,952	6,855	(W)	—	—		—		67,860
					1,861	(W)		1,513	(Y)
Operating	17,564	—	7,767	7,767	121	(X)	—	—		—		25,452
Seniors' housing property expenses	—	283	(283)	—	—		—	—		—		—
Medical facilities operating expenses	—	7,484	(7,484)	—	—		—	—		—		—
General and administrative	8,742	4,744	1,328	6,072	—		5,553	—		(626	)(CC)	19,741
Asset management fees paid to related party	—	5,098	—	5,098	—		—	—		(5,098	)(CC)	—
Provision for doubtful accounts	—	1,523	(1,523)	—	—		—	—		—

	89,078	69,271	(195)	69,076	52,927		5,553	1,513		(5,724)		212,423

Income before minority interests	52,617	36,307	195	36,502	(54,410)		7,109	(1,513)		(6,938)		33,367
Minority interests	(3,777)	(86)	—	(86)	—			—		—		(3,863)

Earnings before income taxes	48,840	36,221	195	36,416	(54,410)		7,109	(1,513)		(6,938)		29,504
Income tax expense (benefit)	—	—	195	195	—		2,719	(2,719	)(Z)	—		195

Income from continuing operations	48,840	36,221	—	36,221	(54,410)		4,390	1,206		(6,938)		29,309
Less: preferred stock dividends	(5,283)	—	—	—	—		—	—		—		(5,283)

Income from continuing operations applicable to common shares	$43,557	$36,221	$—	$36,221	$(54,410)		$4,390	$1,206		$(6,938)		$24,026

Income from continuing operations per common share—basic(AA)	$0.32			$0.14								$0.15

Income from continuing operations per common share—diluted(AA)	$0.32			$0.14								$0.15

Weighted-average shares used to calculate income per common share:
Basic(AA)	136,040			257,507	22,853	(BB)		4,379	(BB)			163,272

Diluted(AA)	136,856			257,507	22,853	(BB)		4,379	(BB)			164,088

The accompanying notes are an integral part of these
unaudited pro forma condensed consolidated financial statements.

Health Care Property Investors, Inc.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(A)
Includes reclassification of certain HCP amounts as follows:

        Balance Sheet:

  •
  Real estate assets held for sale were reclassified to "Other assets, net" from "Real estate" by HCP.

        Statement of Income:

  •
  Income taxes have been reclassified from "General and administrative" to a separate line item.

(B)
Includes the following reclassifications to conform certain CRP amounts with HCP's presentation:

        Balance Sheet:

  •
  Loans receivable by CRP have been reclassified to "Loans receivable, net—joint venture partners and affiliates" from "Other assets, net".

        Statement of Income:

  •
  "Senior housing rental income," "FF&E reserve income," "Contingent rent," and "Medical facilities rental income and other revenues" have been reclassified to "Rental and other revenues".

  •
  "Senior Housing property expenses" and "Medical facilities operating expenses" have been reclassified to "Operating".

  •
  "Provision for doubtful accounts" has been reclassified to "General and administrative".

  •
  Income taxes have been reclassified from "General and administrative" to a separate line item.

(C)
In the CRP merger, each CRP stockholder will receive 0.0865 of a share of HCP common stock and $11.1293 in cash, without interest, for each share of CRP common stock that the stockholder owns immediately prior to the effective date of the merger.

  For purposes of the unaudited pro forma condensed consolidated balance sheet presentation, the total purchase price is based on the number of shares of CRP common stock outstanding at March 31, 2006 and $26.53, which represents the average of closing trading prices for each of the two trading days before, the day, and the two trading days after the merger was announced (April 29 and 30, and May 1, 2 and 3, 2006). The calculation of the merger consideration and total purchase price follows (dollar amounts in thousands):

Calculation of CRP purchase price
Issuance of 22,852,680 shares of HCP common stock (based on a conversion ratio of 0.0865) exchanged for 264,192,829 shares of CRP common stock	$606,282
Payment of aggregate cash consideration	2,940,281

Total merger consideration	3,546,563
CRP secured debt and bonds outstanding at book value	1,668,373
Adjustment to record CRP secured debt and bonds at fair value under purchase accounting	(21,990)
All other CRP liabilities at book value	73,234
Adjustment to record CRP liabilities at fair value under purchase accounting	130,769
CRP minority interest at book value	8,270
Estimated fees and other expenses related to the merger	33,150

Total purchase price	$5,438,369

  The calculation of the estimated fees and other expenses related to the merger is as follows (in thousands):

Advisory fees	$17,850
Legal, accounting and other fees and costs	6,850
Share registration and issuance costs	950
Debt assumption fees	7,500

Total	$33,150

(D)
CRP's real estate assets have been adjusted to their estimated fair values as of March 31, 2006 and CRP's historical accumulated depreciation balance is eliminated when real estate assets are recorded at fair value.

(E)
Adjustment reflects CRP's existing fixed rate direct financing leases at their estimated fair value based on HCP management's estimates of current market rates for direct financing leases. The payments on the assumed leases are estimated on average to be above market.

(F)
Adjustments to CRP's historical balance of intangible assets are as follows (in thousands):

Recognition of lease-up related in-place lease intangible assets	$137,349
Recognition of assets associated with the acquired in-place leases that have favorable market rental rates	113,336
Elimination of intangible assets	(110,580)

$140,105

(G)
Adjustment reflects the elimination of CRP's historical goodwill.

(H)
Adjustments to CRP's historical balance of other assets are as follows (in thousands):

Deferral of issuance costs associated with debt issued in the merger	$16,375
Elimination of historical straight-line rent balance	(110,330)
Elimination of historical deferred debt issuance costs	(15,900)
Elimination of historical deferred leasing costs	(7,383)

$(117,238)

(I)
Borrowings under lines of credit and short-term borrowings are assumed to fund the cash consideration and other associated costs of the merger aggregating $3.0 billion. HCP expects to: (i) borrow $160.425 million on its existing lines of credit to pay the combined estimated transaction costs of the merger and the Advisor merger of $39.05 million, the costs associated with debt issued in the merger of $16.375 million, and the outstanding balance of CRP's line of credit of $105 million; and (ii) obtain a 365-day bridge loan financing of $1.3 billion and a 2-year term loan of $1.5 billion. The portion of the bridge financing is expected to be repaid after the merger with borrowings under new credit facilities.

(J)
Adjustment reflects CRP's existing fixed rate debt at its estimated fair value based on HCP management's estimates of the interest rates that would be available to HCP for the issuance of debt with similar terms and remaining maturities. The fixed rate debt of CRP will be assumed by HCP in the merger. The interest rates on the assumed debt are considered to be below market.

  Estimated market interest rates assumed to compute the fair value adjustments of CRP's existing fixed rate debt ranged from 5.95% to 6.45%.

(K)
Adjustments to CRP's historical balance of other liabilities are as follows (in thousands):

Recognition of liability associated with the acquired advisory agreement between the Advisor and CRP	$54,400
Recognition of liabilities associated with the acquired in-place leases that have below-market rental rates	86,779
Elimination of historical intangible liabilities	(4,744)
Elimination of historical deferred revenues	(5,666)

$130,769

(L)
Adjustments represent the elimination of historical CRP balances and the issuance of shares of HCP common stock in the merger. The shares of HCP common stock issued are valued as follows (dollar amounts in thousands, except per share data):

Number of shares issued	22,852,680
Assumed price of shares of HCP common stock	$26.53

Value of shares issued	$606,282
Less: share registration and issuance costs	(950)

Total value of shares issued	$605,332
The total value of the shares of HCP common stock issued is presented as follows:
Par value, $1.00 par value per share	$22,853
Additional paid-in capital	583,429
Less: share registration and issuance costs	(950)

$605,332

(M)
As discussed in this proxy statement/prospectus, HCP has also agreed to acquire the Advisor for 4,378,923 shares of HCP common stock. The merger and the Advisor merger are each conditioned upon the consummation of the other.

  For purposes of the unaudited pro forma condensed consolidated balance sheet presentation, the total purchase price is based on an average trading price of HCP's common stock of $26.53, which represents the average of the closing prices for each of the two trading days before, the day, and the two trading days after the merger was announced (April 29, 30 and May, 1, 2 and 3, 2006).

  The calculation of the merger consideration and total purchase price is as follows (dollar amounts in thousands):

Calculation of Advisor purchase price
Issuance of 4,378,923 shares of HCP common stock	$116,173
All Advisor liabilities at book value	3,795
Estimated fees and other expenses related to the merger	5,900

Total purchase price	$125,868

The calculation of the estimated fees and other expenses related to the merger is as follows:
Advisory fees	$500
Legal, accounting and other fees and costs	5,350
Share registration and issuance costs	50

Total	$5,900

(N)
Adjustment reflects the cash of $270,000 that the Advisor will receive in exchange for CRP shares owned by it, with a book value of $200,000 at March 31, 2006.

(O)
Represents intangible assets associated with the advisory agreement between the Advisor and CRP of $54.4 million, employee non-compete agreements of $2.9 million, and a non-compete agreement with CNL Financial Group, CNL Real Estate Group and two other named individuals of $21.3 million.

(P)
Represents the recognition of goodwill for the excess of the purchase price over the fair value of the assets acquired and liabilities assumed.

(Q)
Fixed assets and other receivables have been adjusted to their estimated fair values.

(R)
Adjustments reflect the elimination of historical Advisor equity balances and the issuance of shares of HCP common stock in the merger. The shares of HCP common stock issued are valued as follows (dollars in thousands, except per share data):

Number of shares issued	4,378,923
Assumed price of shares of HCP common stock	$26.53

Value of shares issued	$116,173
Less: share registration and issuance costs	(50)

Total value of shares issued	$116,123

The total value of the shares of HCP common stock issued is reported as follows:
Par value, $1.00 par value per share	$4,379
Additional paid-in capital	111,794
Less: share registration and issuance costs	(50)

$116,123

(S)
Represents the elimination of the intangible for advisory agreement between the Advisor and CRP of $54.4 million, which is an asset to the Advisor and an obligation to CRP (See Note K and Note O), and the elimination of management fees payable of $259,000 to the Advisor from CRP.

(T)
Adjustments to rental income and other revenues are as follows (in thousands):

	Year Ended December 31, 2005	Three Months Ended March 31, 2006
Recognize the total minimum lease payments provided under the acquired leases on a straight-line basis over the remaining term from the assumed merger date of January 1, 2005	$44,554	$9,892
Recognize the amortization of above- and-below market lease intangibles	(1,422)	(356)
Remove CRP's historical straight-line rent adjustment	(46,672)	(11,115)
Eliminate CRP's historical amortization of above- and below-market lease intangibles	523	131

	$(3,017)	$(1,448)

(U)
Earned income from direct financing leases is adjusted to reflect market rates for interest rates at May 1, 2006 (the date that the merger agreement was executed). (See Note E)

(V)
Adjustments to interest expense are as follows (in thousands):

	Year Ended December 31, 2005	Three Months Ended March 31, 2006
Incremental increase in interest expense associated with new debt issued in the merger and Advisor merger	$173,477	$43,369
Increase in interest expense resulting from the amortization of the discount recognized at the merger date to adjust the assumed CRP secured debt at fair value	3,418	995
Increase in interest expense resulting from the amortization of debt issuance costs associated with the new debt issued in the merger and Advisor merger	10,667	1,010
Eliminate historical debt issuance costs and loan premium amortization	(5,576)	(1,284)

	$181,986	$44,090

  The pro forma increase in interest expense as a result of the assumed issuance of new debt in the merger is calculated using market rates management believes would have been available to HCP for the lines of credit and short-term borrowings assumed to have been issued as of May 1, 2006 (the date that the merger agreement was executed). Each 1/8 of 1% increase in the annual interest assumed with respect to the debt will increase pro forma interest expense by $3.675 million for the year ended December 31, 2005 and $919,000 for the three months ended March 31, 2006.

(W)
Adjustments to depreciation expense are as follows (in thousands):

	Year Ended December 31, 2005	Three Months Ended March 31, 2006
Represents the increase in real estate depreciation expense as a result of the recording of CRP's real estate its estimated fair value at the assumed merger date of January 1, 2005	$27,421	$6,855
Represents the incremental amortization expense related to lease-up related intangible assets associated with acquired leases	7,445	1,861

	$34,866	$8,716

  An estimated useful life of 45 years was assumed to compute the adjustment to real estate depreciation. For assets and liabilities associated with the value of in-place leases, an average remaining lease term of 9.1 years was used to compute amortization expense.

(X)
Operating expenses are adjusted to include amortization of below market-ground lease intangibles.

(Y)
Depreciation and amortization is adjusted to include the amortization of non-compete contract intangibles. A 4 year period was used to compute amortization expense.

  Management of HCP expects that the merger and Advisor merger will create operational and general and administrative cost savings, including property management costs, costs associated with corporate administrative functions and executive compensation. There can be no assurance that HCP will be successful in achieving these anticipated cost savings. No estimate of these expected future cost savings has been included in the pro forma financial statements. Such adjustments cannot be factually supported within the SEC regulations governing the preparation of pro forma financial statements until such time as the operations of the companies have been fully integrated. Additionally, no adjustment has been made for anticipated property tax increases resulting from the merger since HCP expects that such increases will not be significant.

(Z)
Income taxes of the Advisor have been eliminated as a result of the Advisor merger, which is assumed as of January 1, 2005. As a condition to closing of the merger with CRP, the Advisor merger is assumed to have been consummated; at the closing of the Advisor merger, the Advisor will be merged into a Qualifying REIT Subsidiary "QRS", which assuming the merger with the Advisor was effective as of January 1, 2005, would eliminate the Advisor's income tax obligations.

(AA)
The calculations of basic and diluted earnings from continuing operations attributable to common stock per share are as follows (in thousands, except per share data):

	Year Ended December 31, 2005			Three Months Ended March 31, 2006
	HCP Historical	Reclassified CRP	Pro Forma HCP	HCP Historical	Reclassified CRP	Pro Forma HCP
Income from continuing operations	$157,965	$142,415	$72,736	$48,840	$36,221	$29,309
Less: preferred stock dividends	(21,130)	—	(21,130)	(5,283)	—	(5,283)
Earnings from continuing operations attributable to common shares	$136,835	$142,415	51,606	$43,557	$36,221	$24,026
Weighted-average shares used to calculate earnings per common share—Basic	134,673	248,298	161,905	136,040	257,507	163,272
Incremental weighted-average effect of potentially dilutive instruments	887	—	887	816	—	816
Adjusted weighted-average shares used to calculate earnings per common share—Diluted	135,560	248,298	162,792	136,856	257,507	164,088
Earnings from continuing operations per common share—Basic	$1.02	$0.57	$0.32	$0.32	$0.14	$0.15
Earnings from continuing operations per common share—Diluted	$1.01	$0.57	$0.32	$0.32	$0.14	$0.15
(BB)
The pro forma weighted-average shares outstanding are the historical weighted-average shares of HCP for the periods presented, adjusted for the assumed issuance of 27.23 million shares of HCP common stock on a weighted-average basis for the year ended December 31, 2005, and the three months ended March 31, 2006.

(CC)
Represent the elimination of acquisition, debt acquisition, management and other fees earned by the Advisor from CRP. Because acquisition fees and debt acquisition fees paid by CRP to the Advisor are capitalized by CRP, only management fees and other fees are eliminated within costs and expenses.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Stockholders of CNL Retirement Properties, Inc.

        We have completed integrated audits of CNL Retirement Properties, Inc. and its subsidiaries' (the "Company") December 31, 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its December 31, 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedules

        In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of CNL Retirement Properties, Inc. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

        Also, in our opinion, management's assessment, included in the acompanying Management's Report on Internal Control Over Financial Reporting that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida
March 24, 2006

CRP'S MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        CRP's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

        CRP's management has assessed the effectiveness of CRP's internal control over financial reporting as of December 31, 2005, using the criteria described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (or the COSO criteria). Based on its assessment, CRP's management has concluded, as of December 31, 2005, CRP maintained effective internal control over financial reporting.

        PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited CRP's management's assessment of the effectiveness of CRP's internal control over financial reporting as of December 31, 2005, as stated in their report, which appears herein.

CNL RETIREMENT PROPERTIES, INC.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31, 2005	December 31, 2004
Assets
Real estate investment properties:
Accounted for using the operating method, net	$2,914,817	$2,580,948
Accounted for using the direct financing method	488,683	480,051
Intangible lease costs, net	99,611	98,237

	3,503,111	3,159,236
Cash and cash equivalents	94,902	51,781
Restricted cash	21,920	34,430
Accounts and other receivables, net	23,486	20,545
Deferred costs, net	24,705	17,469
Accrued rental income	99,219	51,795
Other assets	52,935	11,412
Real estate held for sale	12,692	17,182
Goodwill	5,791	5,791

	$3,838,761	$3,369,641

Liabilities and stockholders' equity
Liabilities:
Mortgages payable	$1,220,190	$937,589
Bonds payable	98,016	94,451
Construction loans payable	143,560	81,508
Line of credit	75,000	20,000
Term loan	—	60,000
Due to related parties	2,386	1,632
Accounts payable and other liabilities	31,035	33,937
Intangible lease liability, net	4,505	3,742
Deferred income	6,607	4,811
Security deposits	23,954	26,253

Total liabilities	1,605,253	1,263,923

Commitments and contingencies
Minority interests	5,701	2,361

Stockholders' equity:
Preferred stock, without par value Authorized and unissued 3,000 shares	—	—
Excess shares, $.01 par value per share Authorized and unissued 103,000 shares	—	—
Common stock, $.01 par value per share Authorized one billion shares, issued 260,923 and 238,485 shares, respectively, outstanding 255,527 and 237,547 shares, respectively	2,555	2,376
Capital in excess of par value	2,295,307	2,135,498
Accumulated distributions in excess of net income	(74,894)	(34,517)
Accumulated other comprehensive income	4,839	—

Total stockholders' equity	2,227,807	2,103,357

	$3,838,761	$3,369,641

See accompanying notes to consolidated financial statements.

CNL RETIREMENT PROPERTIES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Years Ended December 31,
	2005	2004	2003
Revenues:
Seniors' Housing:
Rental income from operating leases	$237,892	$172,245	$59,262
Earned income from direct financing leases	61,202	54,873	31,107
FF&E reserve income	7,500	4,601	2,592
Contingent rent	3,955	90	47
Medical Facilities:
Rental income from operating leases	59,048	26,225	—
Tenant expense reimbursements	13,254	4,735	—
Property management and development fees	701	—	—
Loan interest income	531	—	—

	384,083	262,769	93,008

Expenses:
Seniors' Housing property expenses	1,075	1,639	136
Medical Facilities operating expenses	25,368	11,234	—
General and administrative	21,376	14,740	5,462
Asset management fees to related party	18,641	12,463	4,318
Provision for doubtful accounts	3,082	3,900	—
Depreciation and amortization	98,446	62,512	17,277

	167,988	106,488	27,193

Operating income	216,095	156,281	65,815
Interest and other income	2,970	4,768	1,626
Interest and loan cost amortization expense	(76,171)	(42,783)	(9,588)

Income before equity in earnings of unconsolidated entity, minority interests in income of consolidated subsidiaries and discontinued operations	142,894	118,266	57,853
Equity in earnings of unconsolidated entity	227	178	11
Minority interests in income of consolidated subsidiaries	(706)	(93)	—

Income from continuing operations	142,415	118,351	57,864
Income (loss) from discontinued operations	(6,834)	(433)	596

Net income	$135,581	$117,918	$58,460

Net income (loss) per share of common stock (basic and diluted)
From continuing operations	$0.57	$0.56	$0.65
From discontinued operations	(0.02)	—	0.01

	$0.55	$0.56	$0.66

Weighted-average number of shares of common stock outstanding (basic and diluted)	248,298	210,343	88,840

See accompanying notes to consolidated financial statements.

CNL RETIREMENT PROPERTIES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2005, 2004 and 2003
(in thousands, except per share data)

	Common stock
				Accumulated distributions in excess of net income	Accumulated other comprehensive income
	Number of shares	Par value	Capital in excess of par value			Total
Balance at December 31, 2002	44,211	$442	$393,308	$(3,955)	$—	$389,795
Net income	—	—	—	58,460	—	58,460
Subscriptions received for common stock through public offerings and reinvestment plan	105,998	1,060	1,058,921	—	—	1,059,981
Retirement of common stock	(132)	(1)	(1,211)	—	—	(1,212)
Stock issuance costs	—	—	(101,299)	—	—	(101,299)
Distributions declared ($0.7067 per share)	—	—	—	(59,784)	—	(59,784)

Balance at December 31, 2003	150,077	1,501	1,349,719	(5,279)	—	1,345,941
Net income	—	—	—	117,918	—	117,918
Subscriptions received for common stock through public offerings and reinvestment plan	88,155	882	879,386	—	—	880,268
Retirement of common stock	(685)	(7)	(6,491)	—	—	(6,498)
Stock issuance costs	—	—	(87,116)	—	—	(87,116)
Distributions declared ($0.7104 per share)	—	—	—	(147,156)	—	(147,156)

Balance at December 31, 2004	237,547	2,376	2,135,498	(34,517)	—	2,103,357
Net income	—	—	—	135,581	—	135,581
Change in fair value of cash flow hedges	—	—	—	—	4,839	4,839

Total comprehensive income	—	—	—	135,581	4,839	140,420
Subscriptions received for common stock through public offerings and reinvestment plan	21,884	218	215,218	—	—	215,436
Retirement of common stock	(3,904)	(39)	(37,045)	—	—	(37,084)
Stock issuance costs	—	—	(18,364)	—	—	(18,364)
Distributions declared ($0.7104 per share)	—	—	—	(175,958)	—	(175,958)

Balance at December 31, 2005	255,527	$2,555	$2,295,307	$(74,894)	$4,839	$2,227,807

See accompanying notes to consolidated financial statements.

CNL RETIREMENT PROPERTIES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2005	2004	2003
Increase (decrease) in cash and cash equivalents:
Operating activities:
Net income	$135,581	$117,918	$58,460
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	104,232	68,062	18,925
Minority interests in income	706	93	—
Impairment provisions	7,740	1,883	—
Net rental income from above (below) market leases	523	21	—
Lease incentive cost amortization	289	90	—
Provision for doubtful accounts	3,300	3,900	—
Equity in earnings of unconsolidated entity, net of cash distributions received	(9)	(3)	138
Changes in operating assets and liabilities:
Accounts and other receivables	(12,239)	(10,171)	(11,031)
Accrued rental and direct financing lease income	(55,519)	(49,520)	(13,426)
Deferred lease incentive costs	(893)	(2,678)	—
Other assets	(10,134)	(4,528)	(1,906)
Accounts payable and other liabilities	10,365	5,209	6,426
Due to related parties	28	457	195
Security deposits and prepaid rents	4,339	8,840	3,026

Net cash provided by operating activities	188,309	139,573	60,807

Investing activities:
Investment in land, buildings and equipment	(371,026)	(921,698)	(661,946)
Investment in direct financing leases	(278)	(50,230)	(263,330)
Investment in intangible lease costs	(15,044)	(50,064)	(23,220)
DASCO Acquisition	—	(204,441)	—
Investment in note receivable	(16,000)	—	—
Proceeds from note receivable	—	—	2,000
Payment of acquisition fees and costs	(20,575)	(73,124)	(53,126)
Payment of deferred leasing costs	(1,039)	(864)	—
Increase in restricted cash	6,082	(9,448)	(13,127)

Net cash used in investing activities	(417,880)	(1,309,869)	(1,012,749)

Financing activities:
Proceeds from borrowings on mortgages payable	305,485	315,045	170,800
Principal payments on mortgages payable	(66,219)	(28,964)	(13,832)
Proceeds from construction loans payable	63,367	73,618	7,402
Repayments of construction loans payable	(1,315)	—	—
Proceeds from borrowings on line of credit	115,000	—	71,370
Repayments on line of credit	(60,000)	—	(51,370)
Proceeds from term loan	—	60,000	—
Repayment of term loan	(60,000)
Proceeds from issuance of bonds payable	12,622	12,063	8,203

Financing activities—continued
Retirement of bonds payable	$(9,057)	$(7,736)	$(6,589)
Payment of loan costs	(11,707)	(10,149)	(7,523)
Contributions from minority interests	3,093	997	—
Distributions to minority interest	(459)	(45)	—
Subscriptions received from stockholders	215,397	880,268	1,059,981
Distributions to stockholders	(175,958)	(147,138)	(59,784)
Retirement of common stock	(40,303)	(3,933)	(1,117)
Payment of stock issuance costs	(17,254)	(89,039)	(99,309)

Net cash provided by financing activities	272,692	1,054,987	1,078,232

Net increase (decrease) in cash and cash equivalents	43,121	(115,309)	126,290
Cash and cash equivalents at beginning of year	51,781	167,090	40,800

Cash and cash equivalents at end of year	$94,902	$51,781	$167,090

Supplemental disclosure of cash flow information:
Cash paid during the year for interest, net of capitalized interest	$75,654	$39,028	$7,534

Amounts incurred by us and paid by related parties on our behalf were as follows:
Acquisition costs	$210	$331	$403
Stock issuance costs	4,250	18,987	17,246

	$4,460	$19,318	$17,649

Supplemental schedule of non-cash investing and financing activities:
DASCO Acquisition
Purchase accounting:
Assets acquired:
Real estate properties accounted for using the operating method	$—	$189,111	$—
Intangible lease costs		25,623
Cash and cash equivalents		470
Restricted cash	—	633	—
Deferred costs	—	124	—
Other assets	—	1,088	—
Goodwill	—	5,487	—

Total	$—	$222,536	$—

Liabilities assumed:
Mortgages payable	$—	$10,562	$—
Construction loans payable		487
Accounts payable and other liabilities	—	3,379	—
Intangible lease liability	—	2,304	—
Security deposits	—	893	—

Total	$—	$17,625	$—

Net assets acquired	$—	$204,911	$—

Net assets acquired, net of cash	$—	$204,441	$—

Mortgage loans assumed on properties acquired	$43,076	$365,166	$72,762

Bonds assumed on properties acquired	$—	$—	$88,511

See accompanying notes to consolidated financial statements.

CNL RETIREMENT PROPERTIES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2005, 2004 and 2003

1. Organizational and Basis of Presentation:

        Organization—CNL Retirement Properties, Inc., a Maryland corporation, was organized in December 1997 to operate as a real estate investment trust (a "REIT") for federal income tax purposes. Throughout this document, CNL Retirement Properties, Inc. and each of its subsidiaries and several consolidated partnerships and joint ventures are referred to as "we", "us" and "our." Various other wholly owned or majority owned subsidiaries are expected to be formed in the future for the purpose of acquiring or developing additional real estate properties and holding other permitted investments.

        We acquire primarily real estate properties related to seniors' housing and health care facilities (the "Properties") located primarily across the United States. The Properties may include independent living, assisted living and skilled nursing facilities, continuing care retirement communities ("CCRC") and life care communities (collectively "Seniors' Housing"), medical office buildings, specialty and walk-in clinics, free standing ambulatory surgery centers, specialty or general hospitals and other types of health care-related facilities (collectively "Medical Facilities"). Seniors' Housing facilities are generally leased on a long-term, triple-net basis and Medical Facilities are generally leased on a shorter-term, gross or triple-net basis. We may provide mortgage financing loans ("Mortgage Loans"), furniture, fixture and equipment financing ("Secured Equipment Leases") and other loans to operators or developers of Seniors' Housing. In addition, we may invest up to a maximum of 5% of total assets in equity interests in businesses, including those that provide services to or are otherwise ancillary to the retirement and health care industries. We operate in one business segment, which is the ownership, development, management and leasing of health care-related real estate. At December 31, 2005, we owned 184 Seniors' Housing facilities, 73 Medical Facilities, including a specialty hospital, 2 walk-in clinics, and 4 Seniors' Housing facilities and a parcel of land that we hold for sale.

        In August 2004, we acquired a 55% controlling interest in The DASCO Companies, LLC ("DASCO"), a development and property management company that managed forty-eight of our Medical Facilities, including two of our walk-in clinics and was developing five of our Medical Facilities at December 31, 2005. DASCO also provides development and property management services to unrelated third parties.

        We retained CNL Retirement Corp. (the "Advisor") as our advisor to provide management, acquisition, advisory and administrative services relating to our Properties, Mortgage Loans, Secured Equipment Lease program, other loans and other permitted investments pursuant to an advisory agreement that was renewed pursuant to a Renewal Agreement effective May 3, 2005 for a one-year term and was amended by an amendment to the Renewal Agreement on July 13, 2005 (the "Advisory Agreement").

        Basis of Presentation—The accompanying consolidated financial statements include the accounts of our wholly owned subsidiaries, DASCO and other entities in which we own a majority and controlling interest. Interests of unaffiliated third parties in less than 100% owned and majority controlled entities are reflected as minority interests. All significant inter-company balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies:

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Cash equivalents, accounts and other receivables, and accounts payable and other liabilities are carried at amounts which approximate their fair values because of the short-term nature of these instruments.

        Investment Properties and Lease Accounting—Seniors' Housing Properties are leased on a long-term (generally 15 years), triple-net basis whereby the tenants are responsible for all operating expenses relating to the Property, including property taxes, maintenance, repairs, utilities and insurance, as well as capital expenditures that may be reasonably necessary to maintain the leasehold in a manner that allows operation for its intended purpose. Seniors' Housing leases generally provide for minimum and contingent rent and contain renewal options from 5 to 20 successive years subject to the same terms and conditions as the initial term. Medical Facilities are leased on either a triple-net or gross basis, generally have initial lease terms of 5 to 15 years and are generally subject to renewal options. In addition, Medical Facilities gross leases provide for the recovery of a portion of the properties' operating expenses from the tenants. Substantially all Seniors' Housing and Medical Facilities leases require minimum annual rents to increase at predetermined intervals during the lease terms. For the years ended December 31, 2005, 2004 and 2003, our tenants paid $32.3 million, $21.5 million and $8.1 million, respectively, in property taxes on our behalf. The leases are accounted for using either the operating or direct financing method.

          Operating method—For leases accounted for as operating leases, Properties are recorded at cost. Minimum rent payments contractually due under the leases are recognized as revenue on a straight-line basis over the initial lease terms so as to produce constant periodic rent recognition over the lease terms. The excess of rents recognized over amounts contractually due are included in accrued rental income in the accompanying financial statements. Buildings, land improvements and equipment are depreciated on the straight-line method over their estimated useful lives of 39 to 40 years, 15 years and 3 to 7 years, respectively. Tenant improvements are depreciated over the initial lease term. Expenditures for ordinary maintenance and repairs are charged to operations as incurred, while significant renovations and enhancements that improve and/or extend the useful life of an asset are capitalized and depreciated over the estimated useful life.

          Direct financing method—For leases accounted for as direct financing leases, future minimum lease payments are recorded as a receivable. The difference between the rents receivable and the estimated residual values less the cost of the Properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant rate of return. Investments in direct financing leases are presented net of unamortized unearned income. Direct financing leases have initial terms that range from 10 to 35 years and provide for minimum annual rent. Certain leases contain provisions that allow the tenants to elect to purchase the Properties during or at the end of the lease terms for our aggregate initial investment amount plus adjustments, if any, as defined in the lease agreements. Certain leases also permit us to require the tenants to purchase the Properties at the end of the lease terms for the same amount.

          Impairment of Long-Lived Assets—We evaluate our Properties and other long-lived assets on a quarterly basis, or upon the occurrence of significant changes in operations, to assess whether any impairment indications are present that affect the recovery of the carrying amount of an individual asset. We compare the sum of expected undiscounted cash flows from the asset over its anticipated holding period, including the asset's estimated residual value, to the carrying value. If impairment is indicated, a loss is provided to reduce the carrying value of the property to the lower of its cost or its estimated fair value.

          Real estate held for sale—Based on the ongoing evaluation of our Properties, we have determined to hold certain Properties for sale (see Note 10). Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," ("SFAS 144") requires that long-lived assets to be disposed of be reported at the lower of their carrying amount or their fair value less costs to dispose. SFAS 144 also requires us to stop depreciating these assets at the time the assets are classified as discontinued operations. In accordance with SFAS 144 we have reclassified the assets and operating results from certain Seniors' Housing Properties as discontinued operations, restating previously reported results to reflect the reclassification on a comparable basis. These reclassifications had no effect on reported equity or net income.

        When a Property is sold, the related costs and accumulated depreciation, plus any accrued rental income, are removed from the accounts and any gain or loss from sale is reflected in income.

        Intangible Lease Costs—In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), we allocate the purchase price of acquired Properties to tangible and identified intangible assets based on their respective fair values. The allocation to tangible assets (building and land) is based upon management's determination of the value of the Property as if it were vacant using discounted cash flow models similar to those used by independent appraisers. The allocation to intangible assets is based upon factors considered by management including an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. Additionally, the purchase price is allocated to the above- or below-market value of in-place leases and the value of customer relationships. The value allocable to the above- or below-market component of the acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above-market leases are included in intangible lease costs and are amortized to rental income over the remaining terms of the leases acquired with each Property. The amounts allocated to below-market lease values are included in an intangible lease liability and amortized to rental income over the remaining term of the associated lease, including below-market lease extension, if any.

        The total amount of other intangible assets acquired is further allocated to in-place lease origination costs and customer relationship values based on management's evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. Characteristics considered by management in allocating these values include the nature and extent of the credit quality and expectations of lease renewals, among other factors.

        Cash and Cash Equivalents—All highly liquid investments with an original maturity of three months or less when purchased are considered cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

        Cash accounts maintained in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, we have not experienced any losses in such accounts. We believe we are not exposed to any significant credit risk on cash and cash equivalents.

        Accounts and Other Receivables—Accounts and other receivables consist primarily of lease payments contractually due from tenants. On a monthly basis, we review the contractual payments versus the actual cash received. When we identify delinquencies, an estimate is made as to the amount of provision for loss related to doubtful accounts, if any, that may be needed based on our review of Property specific circumstances, including the analysis of the Property's operations and operating trends, current economic conditions and tenant payment history. At December 31, 2005 and 2004, we had reserves for doubtful accounts and other receivables of $7.2 million and $3.9 million, respectively. The total amount of the reserves, which represent the cumulative provisions less write-offs of uncollectible rent, if any, are recorded against accounts and other receivables in our consolidated balance sheets.

        Deferred Loan Costs—Loan costs are capitalized and are amortized as interest over the terms of the respective loan agreements on a basis which approximates the effective interest method. Unamortized deferred loan costs are expensed when the associated debt is retired before maturity.

        Goodwill—In connection with the acquisition of DASCO, we allocated $5.8 million to goodwill, which represented the excess of the purchase price plus closing costs paid over the fair market value of the tangible assets acquired in the business acquisition (see Note 19). In accordance with SFAS 141, and Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets," goodwill is not amortized but is tested quarterly for impairment. If quoted market prices are not available for the impairment analysis, we use other valuation techniques that involve measurement based on projected net earnings of the underlying reporting unit.

        Investment in Unconsolidated Entity—We own a 9.90% interest in CNL Plaza, Ltd., a limited partnership that owns an office building located in Orlando, Florida, in which the Advisor and its affiliates lease office space. Our investment in the partnership is accounted for using the equity method because we have significant influence.

        Development Costs—Development costs, including interest, real estate taxes, insurance and other costs incurred in developing new Properties, are capitalized during construction. Upon completion of construction, development costs are depreciated on a straight-line basis over the useful lives of the respective assets.

        Capitalized Interest—Interest, including loan costs for borrowings used to fund development and construction, is capitalized as construction in progress and allocated to the respective assets. For the years ended December 31, 2005 and 2004, interest of $4.8 million and $0.7 million, respectively, was capitalized to construction in progress.

        Deferred Income—Rental income contractually due under leases from Properties that are under development are recorded as deferred income. Upon completion of construction, deferred income is amortized to revenue on a straight-line basis over the remaining lease term.

        Bonds Payable—Our two CCRCs hold non-interest bearing life care bonds payable to certain residents of the CCRCs. Generally, the bonds are refundable to the resident or to the resident's estate upon termination or cancellation of the CCRC agreement. One of our other Seniors' Housing facilities requires that certain residents of the facility post non-interest bearing occupancy fee deposits that are refundable to the resident or the resident's estate the earlier of the re-letting of the unit or after two years of vacancy. Proceeds from the issuance of new bonds are used to retire existing bonds. As the maturity of these obligations is not determinable, no interest is imputed.

        Minority Interests—Minority interests in consolidated real estate partnerships represents the minority partners' share of the underlying net assets of the consolidated real estate partnerships. Net income or net losses, contributions and distributions for each partnership are allocated to the minority partner in accordance with the partnership agreement.

        FF&E Reserve Income—A furniture, fixture and equipment ("FF&E") cash reserve has been established with substantially all of the Seniors' Housing lease agreements. In accordance with the agreements, the tenants deposit funds into restricted FF&E cash reserve accounts and periodically use these funds to cover the cost of the replacement, renewal and additions to FF&E. In the event that the FF&E reserve is not sufficient to maintain the Property in good working condition and repair, we may make fixed asset expenditures, in which case annual rent would be increased.

        All funds in the FF&E reserve accounts held by us, including the interest earned on the funds and all property purchased with the funds from the FF&E reserve are our assets; therefore, we recognize the FF&E reserve payments as income. FF&E purchased with FF&E reserve funds that improve or extend the useful lives of the respective Properties are capitalized. All other FF&E costs are recorded as property operating expenses in the accompanying consolidated financial statements. For a number of our leases, FF&E reserve accounts are held by each tenant until the end of the lease term at which time all property purchased with funds from the FF&E reserve accounts become our assets.

        With respect to 13 Properties subject to direct financing leases, FF&E reserve accounts are held by each tenant and all property purchased with funds from the FF&E accounts will remain the property of the tenants. Accordingly, we do not recognize FF&E reserve income relating to these direct financing leases.

        Derivative Instruments and Hedging Activities—Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS 133, we record all derivatives on the balance sheet at fair value. We do not invest in derivatives for trading purposes. Our objective in using derivatives is to limit exposure to changes in interest rates on our debt obligations. To accomplish this objective, we use interest rate swaps to hedge the variable cash flows associated with existing variable-rate debt. These interest rate swaps, designated as cash flow hedges, involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount.

        For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. We assess the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. (See Note 12.)

        Income Taxes—We are taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and related regulations. As a REIT, we generally will not be subject to federal corporate income taxes on amounts distributed to stockholders, providing we distribute at least 90% of our REIT taxable income and meet certain other requirements for qualifying as a REIT. At December 31, 2005, 2004 and 2003, we were in compliance with all REIT requirements and were not subject to federal income taxes. State and local taxing authorities apply their own rules and regulations that adjust the federal taxable income of REITs to arrive at state taxable income. For the year ended December 31, 2005, we determined that the REIT would be subject to state and local income taxes of approximately $40,000.

        We hold five wholly owned taxable REIT subsidiaries which enable us to engage in non-REIT activities. Taxable REIT subsidiaries are subject to federal, state, and local income taxes. For the year ended December 31, 2005, we determined that the taxable REIT subsidiaries collectively would be subject to federal income taxes and applicable state income taxes of approximately $0.4 million. We recorded a tax provision on each of the taxable REIT subsidiaries for their respective share of the estimated federal, state, and local income taxes. This provision is included in general and administrative expenses in the accompanying consolidated statements of income.

        Income Per Share—Basic income per common share is calculated based upon net income (income available to common stockholders) divided by the weighted-average number of shares of common stock outstanding during the period. As of December 31, 2005, 2004 and 2003, we did not have any potentially dilutive common shares.

        Reclassifications—Certain items in the prior periods' financial statements have been reclassified to conform to the 2005 presentation, including those related to our real estate held for sale (see Note 10). These reclassifications had no effect on reported equity or net income.

        Recently Issued Accounting Pronouncements—In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and SFAS No. 3" ("SFAS 154"). SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle by requiring that a voluntary change in accounting principle be applied retrospectively with all prior periods' financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also requires that a change in depreciation or amortization for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle and corrections of errors in previously issued financial statements should be termed a "restatement." SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We believe that the adoption of SFAS 154 will not have a material effect on our consolidated financial statements.

        In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," ("FIN 47") an interpretation of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations"("SFAS 143"). FIN 47, which is effective for fiscal years ended after December 15, 2005, clarifies that the term "conditional asset retirement obligation," as used in SFAS 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a company to recognize the liability for the fair value of the conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Any liability accrued is offset by an increase in the value of the asset. Adoption of FIN 47 did not have a material impact on our financial statements.

3. Public Offerings:

        Upon formation in December 1997, we received an initial capital contribution of $200,000 for 20,000 shares of common stock from the Advisor. From our inception through December 31, 2005, we have made five public offerings and received subscriptions as follows (in thousands):

		Offering		Subscriptions
Offering
	Date Completed	Shares(b)	Amount	Shares(c)	Amount
Initial Offering	September 2000	15,500	$155,000	972	$9,719
2000 Offering	May 2002	15,500	155,000	15,500	155,000
2002 Offering	April 2003	45,000	450,000	45,000	450,000
2003 Offering	April 2004	175,000	1,750,000	156,793	1,567,925
2004 Offering	Open(a)	400,000	4,000,000	41,548	415,485

		651,000	$6,510,000	259,813	$2,598,129

(a)
2004 Offering will close on or before March 26, 2006.

(b)
Includes reinvestment plan shares of 500 in each of the Initial and 2000 Offerings, 5,000 in the 2002 Offering, 25,000 in the 2003 Offering and 15,000 in the 2004 Offering.

(c)
Includes reinvestment plan shares of 5 in the Initial Offering, 42 in the 2000 Offering, 129 in the 2002 Offering, 1,728 in the 2003 Offering and 8,749 in the 2004 Offering.

        The price per share of all of the equity offerings of our common stock has been $10.00 per share, with the exception of (i) shares purchased pursuant to volume or other discounts and (ii) shares purchased through our reinvestment plan, which are currently priced at $9.50 per share.

        In July 2004, the stockholders approved a resolution to amend our Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock from 450 million to one billion.

        We incurred offering expenses, including selling commissions, marketing support fees, due diligence expense reimbursements, filing fees, legal, accounting, printing and escrow fees, which have been deducted from the gross proceeds of the offerings. Offering expenses together with selling commissions, marketing support fees and due diligence expense reimbursements will not exceed 13% of the proceeds raised in connection with our public offerings. Under our first four public offerings ("Prior Offerings"), the Advisor and its affiliates were entitled to selling commissions of 7.5%, a marketing support fee of 0.5% and an acquisition fee of 4.5% of gross offering and debt proceeds. Under the 2004 Offering, the Advisor and its affiliates are entitled to selling commissions of 6.5%, a marketing support fee of 2.0% and acquisition fees equal to 3.0% of gross offering and loan proceeds from permanent financing for the period from May 3, 2005 through December 31, 2005 (4.0% of gross proceeds and loan proceeds for the period from May 14, 2004 through May 2, 2005).

        During the years ended December 31, 2005, 2004 and 2003, we incurred $18.4 million, $87.1 million and $101.3 million, respectively, in offering costs, including $14.1 million, $68.8 million and $85.1 million, respectively, in selling commissions and marketing support fees. These amounts are treated as stock issuance costs and charged to stockholders' equity.

4. Investment Properties:

        Accounted for Using the Operating Method—Properties subject to operating leases consisted of the following at December 31 (dollars in thousands):

	2005	2004
Land and land improvements	$345,936	$311,198
Buildings and building improvements	2,523,724	2,118,086
Tenant improvements	96,084	62,641
Equipment	75,700	65,936

	3,041,444	2,557,861
Less accumulated depreciation	(157,746)	(73,716)

	2,883,698	2,484,145
Construction in progress	31,119	96,803

	$2,914,817	$2,580,948

Number of Properties(1)(2):
Seniors' Housing:
Operating	150	130
Under construction	1	3

	151	133
Medical Facilities:
Operating	68	49
Under construction	5	3

	73	52

	224	185

(1)
At December 31, 2005, excludes four Seniors' Housing facilities and a parcel of land held for sale. At December 31, 2004, excludes four Seniors' Housing facilities held for sale.

(2)
At December 31, 2005, includes 26 Medical Facilities and one Seniors' Housing facility subject to long-term ground lease agreements. At December 31, 2004, includes 20 Medical Facilities subject to long-term ground lease agreements.

        For the years ended December 31, 2005, 2004 and 2003, we recognized $46.7 million, $40.4 million and $13.2 million, respectively, of revenue from the straight-lining of lease revenues over current contractually due amounts. These amounts are included in rental income from operating leases in the accompanying consolidated statements of income.

        Future minimum lease payments contractually due under the noncancellable operating leases at December 31, 2005, exclusive of renewal option periods and contingent rents, were as follows (in thousands):

2006	$269,257
2007	272,121
2008	274,547
2009	275,613
2010	274,695
Thereafter	2,475,678

$3,841,911

        Accounted for Using the Direct Financing Method—The components of net investment in direct financing leases consisted of the following at December 31 (dollars in thousands):

	2005	2004
Minimum lease payments receivable	$1,477,576	$1,529,171
Estimated residual values	449,099	449,099
Less unearned income	(1,437,992)	(1,498,219)

Net investment in direct financing leases	$488,683	$480,051

Properties subject to direct financing leases	33	33

        Lease payments due to us relating to six land-only direct financing leases with a carrying value of $131.9 million are subordinate to first mortgage construction loans with third parties entered into by the tenants to fund development costs related to the Properties.

        Future minimum lease payments contractually due on direct financing leases at December 31, 2005, were as follows (in thousands):

2006	$54,235
2007	55,224
2008	56,314
2009	58,126
2010	60,155
Thereafter	1,193,522

$1,477,576

5. Intangible Lease Costs:

        Intangible lease costs included the following at December 31 (in thousands):

	2005	2004
Intangible lease origination costs:
In-place lease costs	$103,736	$88,740
Customer relationship values	12,152	11,698

	115,888	100,438
Less accumulated amortization	(23,643)	(9,934)

	92,245	90,504

Above-market lease values	9,744	8,475
Less accumulated amortization	(2,378)	(742)

	7,366	7,733

	$99,611	$98,237

        Above-market lease values are amortized to rental income over the remaining terms of the leases acquired in connection with each applicable Property acquisition. Above-market lease amortization charged against rental income from operating leases in the accompanying consolidated statements of income was $1.7 million, $0.7 million and $0, respectively, for the years ended December 31, 2005, 2004 and 2003.

        The estimated amortization expense for in-place lease costs and customer relationship values, and the estimated rental income amortization for above-market lease values at December 31, 2005, were as follows (in thousands):

	In-place lease costs	Customer relationship values	Above-market lease values
2006	$10,712	$1,902	$1,523
2007	8,849	1,294	1,225
2008	7,873	1,161	1,051
2009	7,147	984	934
2010	6,389	776	655
Thereafter	42,770	2,388	1,978

	$83,740	$8,505	$7,366

6. Restricted Cash:

        Restricted cash included the following at December 31 (in thousands):

	2005	2004
Transfer agent escrows	$4,980	$13,214
Horizon Bay tenant rent deposit	3,109	9,537
FF&E reserves	4,509	4,894
Lender escrow reserves	6,908	3,808
Property acquisition deposits	—	1,950
Other	2,414	1,027

	$21,920	$34,430

7. Accounts and Other Receivables:

        Accounts and other receivables included the following at December 31 (in thousands):

	2005	2004
Rental revenues receivable	$27,301	$21,790
Other receivables	3,385	2,655

	30,686	24,445
Allowance for doubtful accounts	(7,200)	(3,900)

	$23,486	$20,545

        At December 31, 2005 and 2004, past due rents aggregated $14.8 million and $10.7 million, respectively. The provision for doubtful accounts for the years ended December 31, 2005, 2004 and 2003, was $3.4 million, $3.9 million and $0, respectively, which included $3.1 million, $3.9 million and $0, respectively, from continuing operations and $0.3 million, $0 and $0, respectively, from discontinued operations. Additionally, during 2005, accounts receivable of $0.1 million related to certain Medical Facilities tenants were written off.

8. Deferred Costs:

        Deferred costs included the following at December 31 (in thousands):

	2005	2004
Financing costs	$26,679	$17,989
Leasing commissions	989	523
Other lease costs	767	341

	28,435	18,853
Less accumulated amortization	(8,503)	(5,408)

	19,932	13,445

Lease incentives	5,153	4,114
Less accumulated amortization	(380)	(90)

	4,773	4,024

	$24,705	$17,469

        Lease incentive costs are amortized to rental income over the terms of the leases. Lease incentive cost amortization charged against rental income was $0.3 million, $0.1 million and $0, for the years ended December 31, 2005, 2004 and 2003, respectively.

9. Other Assets:

        Other assets included the following at December 31 (in thousands):

	2005	2004
Senior Secured Term Loan(1)	$16,000	$—
Property acquisition deposits	10,601	—
Acquisition costs	7,633	2,972
Deferred receivables(2)	6,638	942
Prepaid expenses	4,950	6,400
Fair value of cash flow hedges	4,839	—
Other	2,274	1,098

	$52,935	$11,412

(1)
In August 2005, we entered into an agreement to provide an affiliate of the Cirrus Group, LLC ("Cirrus") with an interest only, five-year, senior secured term loan under which up to $85.0 million (plus capitalized interest) may be borrowed to finance the acquisition, development, syndication and operation of new and existing surgical partnerships ("Senior Secured Term Loan"). Certain of these surgical partnerships are tenants in the Medical Facilities acquired from Cirrus. During the first 48 months of the term, interest at a rate of 14.0%, will accrue, of which 9.5% will be payable monthly and the balance of 4.5% will be capitalized; thereafter, interest at the greater of 14.0% or LIBOR plus 9.0% will be payable monthly. The loan is subject to equity contribution requirements and borrower financial covenants that will dictate the draw down availability, is collateralized by all of the assets of the borrower (comprised primarily of interest in partnerships operating surgical facilities in premises leased from a Cirrus affiliate) and is guaranteed up to $50.0 million through a combination of (i) a personal guarantee of up to $13.0 million by a principal of Cirrus and (ii) a guarantee of the balance by other principals of Cirrus under arrangements for recourse limited only to their interests in certain entities owning real estate. The carrying value of the loan at December 31, 2005, approximated its fair value.

  In connection with the Senior Secured Term Loan, we received stock warrants which are exercisable into a 10% to 15% ownership interest of the borrower. The stock warrants are exercisable at the earlier of an event of default or the full repayment of the Senior Secured Term Loan and expire in September 2015.

(2)
Represents rental revenue receivable reclassified from accounts receivable to other assets in accordance with certain lease provisions.

10. Real Estate Held For Sale:

        As of December 31, 2005, real estate held for sale included four Seniors' Housing facilities with an aggregate net carrying value of $9.4 million and a 10.4 acre parcel of land that was acquired in 2005 for $3.2 million as part of a portfolio of Seniors' Housing Properties. We determined to hold these Properties for sale during late 2004 and 2005 and recognized aggregate impairment charges of approximately $9.6 million to reduce the Properties' carrying value to their estimated fair value less the estimated costs to dispose. In July 2005, we entered into an agreement with a buyer to sell two of the Properties for an expected aggregate sales price of approximately $6.0 million. In January 2006, we entered into an agreement to sell one additional Property for an expected sales price of approximately $2.1 million.

        In accordance with SFAS 144, we have reclassified the assets and operating results from the Seniors' Housing Properties as discontinued operations, restating previously reported results to reflect the reclassification on a comparable basis. These reclassifications had no effect on reported equity or net income.

        The assets of the real estate held for sale were presented separately in the accompanying consolidated balance sheets and consisted of the following at December 31 (in thousands):

	2005	2004
Real estate investment properties accounted for using the operating method, net	$12,066	$16,599
Accrued rental income	626	583

	$12,692	$17,182

        The operational results associated with the Properties were presented as income (loss) from discontinued operations in the accompanying consolidated statements of income. Summarized financial information was as follows (in thousands):

	2005	2004	2003
Rental income from operating leases	$1,716	$2,196	$960
Provision for doubtful accounts	(350)	—	—
Impairment provisions	(7,740)	(1,883)	—
Income (loss) from discontinued operations	(6,834)	(433)	596

11. Indebtedness:

        Mortgage Notes Payable—Mortgage notes payable and the Net Book Value ("NBV") of the associated collateral as of December 31, 2005, consisted of the following at December 31 (in thousands):

	2005		2004	NBV
Mortgage payable with both variable-rate and fixed-rate components. Fixed rate at 5.63% and variable rate based on the 3 to 9 month Fannie Mae Discount MBS rate plus 0.95% (5.39% combined weighted-average interest rate at December 31, 2005), maturing October 2013	$241,871	(1)	$192,680	$445,925
Various mortgages payable, interest only payments at variable rates ranging from LIBOR plus 1.0% to 3.0% (5.70% weighted-average interest rate at December 31, 2005), maturing from November 2006 to March 2010	284,105	(2)	193,931	497,514
Two mortgages payable, interest only payments at a 30-day commercial paper rate plus 1.82% or 2.15% (6.36% weighted-average interest rate at December 31, 2005), maturing March 2007 and May 2007	43,920		43,920	98,103
Various fixed-rate mortgages payable, interest only payments, bearing interest at rates ranging from 4.85% to 6.06%, (5.71% weighted-average interest rate at December 31, 2005), maturing September 2010 through November 2015	263,810		167,145	517,757
Various fixed-rate mortgages payable, principal and interest payments, including net premiums of $1.0 million and $0.7 million at December 31, 2005 and 2004, respectively, bearing interest at rates ranging from 4.91% to 8.42% (6.25% weighted-average interest rate at December 31, 2005), maturing July 2007 through November 2038	386,484	(3)	339,913	629,632

	$1,220,190		$937,589	$2,188,931

(1)
On October 3, 2005, we (i) exercised an extension option available under the $140.4 million mortgage notes that were to mature in October 2005, (ii) negotiated the inclusion of an

  $82.2 million variable-rate mortgage loan due to mature in April 2008 and (iii) drew an additional $19.4 million under the facility, all with a new maturity date of October 2013. The facility contains provisions that will allow us to draw an additional $58.0 million upon providing additional collateral. Of the new $242.0 million mortgage note payable, $121.0 million bears fixed-rate interest at 5.63% requiring principal and interest payments through maturity and $121.0 million bears variable-rate interest based on the 3 to 9 month Fannie Mae Discount MBS rate plus 0.95% (5.16% at December 31, 2005) requiring interest only payments through maturity. We also have the option to convert the variable-rate debt component to fixed-rate debt.

(2)
We entered into interest rate swap agreements tied to debt with an aggregate notional amount of $233.8 million to hedge against unfavorable fluctuations in LIBOR rates (see Note 12).

(3)
Certain fixed-rate loans contain substantial prepayment penalties and/or defeasance provisions that could preclude the repayment of the loans prior to their maturity dates.

        Maturities for all mortgage notes payable, excluding loan premiums of $1.0 million, at December 31, 2005 were as follows (in thousands):

2006	$55,776
2007	66,989
2008	61,479
2009	143,453
2010	374,433
Thereafter	517,076

$1,219,206

        Bonds Payable—At December 31, 2005 and 2004, we had $98.0 million and $94.5 million, respectively, of non-interest bearing life care bonds at our two CCRCs and non-interest bearing occupancy fee deposits at a Seniors' Housing facility, all of which were payable to certain residents of the facilities (collectively "Bonds Payable"). During 2005, the tenants of the facilities issued new Bonds Payable to new residents of the facilities totaling $12.6 million and used the proceeds from the Bonds issued in the current period and prior periods to retire $9.1 million of Bonds on our behalf. At December 31, 2005, $68.7 million of the Bonds were refundable to the residents upon the resident moving out or to a resident's estate upon the resident's death and $29.4 million of the Bonds were refundable after the unit has been successfully remarketed to a new resident.

        Construction Loans Payable—Construction loans payable consisted of the following at December 31 (in thousands):

	Total Facility	2005	2004
Five construction loans payable, each bearing interest at 30-day LIBOR plus 2.25% (6.62% at December 31, 2005), with monthly interest only payments, maturing November 2006	$83,100	$75,499	$47,148
Construction loan payable bearing interest at the lender's base rate, as defined, less 0.75% with a minimum rate of 6.50% (6.50% at December 31, 2005), with monthly interest only payments, maturing December 2007	48,000	44,696	32,339
Construction loan payable bearing interest at 30-day LIBOR plus 1.75% (6.12% at December 31, 2005), with monthly interest only payments, maturing July 2009	14,287	11,750	2,021
Two construction loans payable bearing interest at 30-day LIBOR plus 1.60% (6.31% at December 31, 2005), with monthly interest only payments, maturing December 2009	19,148	405	—
Construction loan payable bearing interest at 30-day LIBOR plus 1.70% (5.99% at December 31, 2005), with monthly interest only payments, maturing April 2012	11,280	6,096	—
Construction loan payable bearing interest at 30-day LIBOR plus 1.80% (6.09% at December 31, 2005), with monthly interest only payments, maturing December 2013	6,600	5,114	—

	$182,415	$143,560	$81,508

        Line of Credit—On August 23, 2005, we amended and restated our $85.0 million credit agreement and closed on a $320.0 million amended and restated senior secured revolving line of credit, which permits us to expand the borrowing capacity up to $400.0 million and extended the initial maturity date to August 23, 2007 (the "Revolving LOC"). The amount available for use under the Revolving LOC is subject to certain limitations based on the pledged collateral. The Revolving LOC is collateralized by 36 Properties with a carrying value of approximately $390.4 million at December 31, 2005, that in the aggregate, currently allows us to draw up to $283.0 million. The Revolving LOC contains two one-year extension options and may be used to fund the acquisition and development of Properties, purchase other permitted investments and for general corporate purposes. The Revolving LOC requires interest only payments at LIBOR plus a percentage that fluctuates depending on our aggregate amount of debt outstanding in relation to our total assets (6.20% all-in rate at December 31, 2005, which represents a pricing of LIBOR plus 170 basis points). At December 31, 2005, $75.0 million was outstanding under the Revolving LOC.

        Term Loan.—On January 13, 2005, we repaid and terminated a $60.0 million 14-day term loan used for the acquisition of Properties for which permanent financing was obtained in January 2005.

        Interest and loan cost amortization expense was $76.2 million, $42.8 million and $9.6 million for the years ended December 31, 2005, 2004 and 2003, respectively, including $0.4 million, $1.1 million and $0 of loan costs written off related to the early termination of debt for the years ended December 31, 2005, 2004 and 2003, respectively. For the years ended December 31, 2005, 2004 and 2003, interest of $4.8 million, $0.7 million and $0, respectively, was capitalized to construction in progress.

        The fair market value of our outstanding mortgage notes and construction loans payable was $1.4 billion at December 31, 2005.

        We were in compliance with all of our financial covenants as of December 31, 2005.

12. Financial Instruments: Derivatives and Hedging:

        In May 2005, we entered into two interest rate swap agreements effective June 1, 2005, and one interest rate swap agreement effective July 1, 2005, for an aggregate notional amount of $233.8 million to hedge against unfavorable fluctuations in interest rates on our variable interest rate mortgage notes payable. At December 31, 2005, derivatives with a fair value of $4.8 million were included in other assets in the accompanying consolidated balance sheets. The change in net unrealized gain of $4.8 million as of December 31, 2005, for derivatives designated as cash flow hedges is disclosed separately in the accompanying consolidated statements of stockholders' equity as the change in fair value of cash flow hedges.

        Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on our variable-rate debt. The change in net unrealized income on cash flow hedges reflects a reclassification of $0.6 million of net unrealized gain from accumulated other comprehensive income to interest expense during the year ended December 31, 2005. During the next twelve months, we expect to reclassify approximately $1.2 million of the current balance held in accumulated other comprehensive income related to the interest rate swaps to earnings as a reduction of interest expense.

        Cash flow hedges at December 31, 2005 consisted of the following:

Hedge Type	Notional Amount	Rate	Maturity	Fair Value
	(in thousands)			(in thousands)
Swap, Cash Flow	$100,000	4.1840%	January 12, 2010	$2,062
Swap, Cash Flow	83,750	4.1764%	January 1, 2010	1,738
Swap, Cash Flow	50,000	4.2085%	March 31, 2010	1,039

	$233,750			$4,839

13. Intangible Lease Liability:

        Intangible lease liability at December 31, 2005 and 2004, was $4.5 million and $3.7 million, respectively, consisting of the unamortized carrying value of below-market-rate leases associated with Properties acquired. Intangible lease liability is amortized over the remaining term of the associated lease, including below-market lease extension, if any. Intangible lease liability accreted to rental income from operating leases in the accompanying consolidated statements of income was $1.1 million, $0.7 million and $0, for the years ended December 31, 2005, 2004 and 2003, respectively.

14. Commitments and Contingencies:

        Commitments—Commitments, contingencies and guarantees by expiration period as of December 31, 2005 (in thousands):

	Less than 1 Year	2 - 3 Years	4 - 5 Years	Thereafter	Total
Pending investments(1)	$157,100	$—	$—	$—	$157,100
Unfunded Senior Secured Term Loan(2)	69,000	—	—	—	69,000
Capital improvements to Properties	62,620	—	—	—	62,620
Earnout provisions(3)	25,979	—	—	—	25,979
Guarantee of uncollateralized promissory note of CNL Plaza, Ltd.(4)	—	—	2,313	—	2,313

	$314,699	$—	$2,313	$—	$317,012

(1)
As of December 31, 2005, we had initial commitments to acquire 12 Medical Facilities for which we had posted a non-refundable $10.6 million deposit. In January 2006, we completed the acquisition of seven Medical Facilities for $84.5 million, including the application of $6.0 million of the non-refundable deposit that we had posted as of December 31, 2005. The remaining Properties are expected to be acquired in the first quarter of 2006. The acquisition of each of these Properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that we will acquire one or more of these investments.

(2)
Represents the unfunded portion under the $85.0 million Senior Secured Term Loan.

(3)
In connection with the acquisition of 41 Properties, we may be required to make additional payments to the seller if certain earnout provisions are achieved by the earnout date for each Property. The calculation generally considers the net operating income for the Property, our initial investment in the Property and the fair value of the Property. In the event an amount is due, the applicable lease will be amended and annual minimum rent will increase accordingly. Amounts presented represent maximum exposure to additional payments. Earnout amounts related to six additional Properties are subject to future values and events which are not quantifiable at December 31, 2005, and are not included in the table above.

(4)
In connection with the ownership of a 9.90% limited partnership interest in CNL Plaza, Ltd., we severally guaranteed 16.67%, or $2.3 million, of a $14.0 million uncollateralized promissory note of the general partner of the limited partnership that matures December 31, 2010. As of

  December 31, 2005, the uncollateralized promissory note had an outstanding balance of $13.9 million.

        Ground Leases—Twenty-seven of our Properties are subject to ground leases. These ground leases have predetermined rent increases based on the CPI index or a defined percentage and termination dates ranging from 2038 to 2084. Twenty-one of the ground leases contain renewal options for terms of 30 to 50 years. During the years ended December 31, 2005, 2004 and 2003, we recognized ground lease expense of $0.5 million, $0.2 million and $0, respectively, including $0.2 million, $13,000 and $0, respectively, from the straight-lining of ground lease expense, which is included in Seniors' Housing property expenses and Medical Facilities operating expenses in the accompanying consolidated statements of income.

        Future minimum lease payments due under ground leases at December 31, 2005, exclusive of renewal option periods, were as follows (in thousands):

2006	$372
2007	490
2008	491
2009	493
2010	495
Thereafter	23,750

$26,091

        Operating Leases—At December 31, 2005, future minimum lease payments due under an operating lease for DASCO's administrative offices which terminates in 2011 were $0.2 million for each of the next six years.

        Legal Matters—From time to time, we are exposed to litigation arising from an unidentified pre-acquisition contingency or from the operation of our business. We do not believe that resolution of these matters will have a material adverse effect on our financial condition or results of operations.

15. Redemption of Shares:

        We have a redemption plan under which we may elect to redeem shares, subject to certain conditions and limitations. Under the redemption plan, prior to such time, if any, as listing of our common stock on a national securities exchange or over-the-counter market occurs, any stockholder who has held shares for at least one year may present to us all or any portion equal to at least 25% of their shares for redemption in accordance with the procedures outlined in the redemption plan. Upon presentation, we may, at our option, redeem the shares, subject to certain conditions and limitations. However, at no time during a 12-month period may the number of shares we redeem exceed 5% of the number of shares of our outstanding common stock at the beginning of the 12-month period. During the years ended December 31, 2005, 2004 and 2003, 3,904,039 shares, 685,396 shares and 131,781 shares of common stock were redeemed and retired for $37.1 million, $6.5 million and $1.2 million, respectively. In the second quarter of 2004, we amended our redemption plan to change the redemption price from $9.20 per share to $9.50 per share.

16. Distributions:

        For the years ended December 31, 2005, 2004 and 2003, approximately 67%, 60% and 71%, respectively, of the distributions paid to stockholders were considered ordinary income and approximately 33%, 40% and 29%, respectively, were considered a return of capital to stockholders for federal income tax purposes. For the years ended December 31, 2005, 2004 and 2003, no amounts distributed to the stockholders are required to be or have been treated by us as a return of capital for purposes of calculating the stockholders' 8% return, which is equal to an 8% cumulative, non-compounded annual return on the amount calculated by multiplying the total number of shares of common stock purchased by stockholders by the issue price, without deduction for volume or other discounts, reduced by the portion of any distribution that is attributable to net sales proceeds and by any amount we have paid to repurchase shares under our redemption plan.

17. Related Party Arrangements:

        Certain of our directors and officers hold similar positions with the Advisor, the parent company of the Advisor and the managing dealer of our public offerings, CNL Securities Corp. Our chairman of the board indirectly owns a controlling interest in the parent company of the Advisor. These affiliates receive fees and compensation for services provided in connection with the common stock offerings, permanent financing and the acquisition, management and sale of our assets.

        Pursuant to the Advisory Agreement, as amended and renewed, the Advisor and its affiliates earn certain fees and are entitled to receive reimbursement of certain expenses. During the years ended December 31, 2005, 2004 and 2003, the Advisor and its affiliates earned fees and incurred reimbursable expenses as follows (in thousands):

	Years ended December 31,
	2005	2004	2003
Acquisition fees(1):
From offering proceeds	$5,874	$38,286	$47,644
From debt proceeds	13,789	29,952	11,277

	19,663	68,238	58,921

Asset management fees(2)	19,217	13,047	4,372

Reimbursable expenses(3):
Acquisition expenses	210	331	403
General and administrative expenses	5,989	4,313	2,255

	6,199	4,644	2,658

	$45,079	$85,929	$65,951

(1)
For the period from May 3, 2005 through December 31, 2005, acquisition fees for, among other things, identifying Properties and structuring the terms of the leases were equal to 3.0% of gross offering proceeds and loan proceeds from permanent financing under the 2004 Offering (4.0% of gross offering and loan proceeds for the period from May 14, 2004 through May 2, 2005 and 4.5% of gross offering and loan proceeds under the Prior Offerings). These fees are included in other assets in the accompanying consolidated balance sheets prior to being allocated to individual Properties or intangible lease costs.

  If we list our common stock on a national securities exchange or over-the-counter market ("List" or "Listing"), the Advisor will receive an acquisition fee equal to 3.0% of amounts outstanding on the line of credit, if any, at the time of Listing. Certain fees payable to the Advisor upon Listing, the orderly liquidation or other sales of Properties are subordinate to the return of 100% of the stockholders' invested capital plus the achievement of a cumulative, noncompounded annual 8% return on stockholders' invested capital.

(2)
Monthly asset management fee of 0.05% of our real estate asset value, as defined in the Advisory Agreement, and the outstanding principal balance of any Mortgage Loans as of the end of the preceding month.

(3)
Reimbursement for administrative services, including, but not limited to, accounting; financial, tax, insurance administration and regulatory compliance reporting; stockholder distributions and reporting; due diligence and marketing; and investor relations.

  Pursuant to the advisory agreement, the Advisor is required to reimburse us the amount by which the total operating expenses we pay or incur exceeds in any four consecutive fiscal quarters (the "Expense Year") the greater of 2% of average invested assets or 25% of net income (the "Expense Cap"). Operating expenses for the Expense Years ended December 31, 2005, 2004 and 2003, did not exceed the Expense Cap.

        Of these amounts, approximately $1.1 million and $1.4 million were included in due to related parties in the accompanying consolidated balance sheets at December 31, 2005 and 2004, respectively.

        CNL Securities Corp. received fees based on the amounts raised from our offerings equal to: (i) selling commissions of 6.5% of gross proceeds under the 2004 Offering and 7.5% under the Prior Offerings, (ii) a marketing support fee of 2.0% of gross proceeds under the 2004 Offering and 0.5% under the Prior Offerings and (iii) beginning on December 31, 2003, an annual soliciting dealer servicing fee equal to 0.2% of the aggregate proceeds raised in a prior offering. Affiliates of the Advisor are reimbursed for certain offering expenses incurred on our behalf. Offering expenses incurred by the Advisor and its affiliates on our behalf, together with selling commissions, the marketing support fee and due diligence expense reimbursements will not exceed 13% of the proceeds raised in connection with the offerings.

        During the years ended December 31, 2005 and 2004, we incurred the following fees and costs (in thousands):

	Years ended December 31,
	2005	2004
Selling commissions	$10,801	$61,830
Marketing support fee	3,313	6,648
Offering and due diligence costs	4,250	18,328
Soliciting dealer servicing fee	—	310

	$18,364	$87,116

        Of these amounts, approximately $1.3 million and $0.2 million were included in due to related parties in the accompanying consolidated balance sheets at December 31, 2005 and 2004, respectively.

        We own a 9.90% interest in CNL Plaza, Ltd. (the "Owner"), a limited partnership that owns an office building located in Orlando, Florida, in which the Advisor and certain affiliates of CNL Financial Group ("CFG") lease office space. CFG owns a controlling interest in the parent company of the Advisor and is indirectly wholly owned by James M. Seneff, Jr., our chairman of the board, and his wife. Robert A. Bourne, our vice-chairman of the board and treasurer, is an officer of CFG. The remaining interests in the Owner are held by several entities with present or former affiliations with CFG, including: CNL Plaza Venture, Ltd., which has a 1% interest as general partner of the Owner and whose general partner is indirectly wholly owned by Mr. Seneff and his wife; CNL Corporate Investors, Ltd., which is indirectly wholly owned by Messrs. Seneff and Bourne, and which has a 49.50% interest, as a limited partner, in the Owner; CNL Hotels & Resorts, Inc. which has a 9.90% interest, as a limited partner, in the Owner; Commercial Net Lease Realty, Inc., which has a 24.75% interest, as a limited partner, in the Owner; and CNL APF Partners, LP, which has a 4.95% interest, as a limited partner, in the Owner. We also own a 9.90% interest in CNL Plaza Venture, Ltd. (the "Borrower"), a Florida limited partnership, which is the general partner of the Owner. The remaining interests in the Borrower are held by the same entities in the same proportion described above with respect to the Owner.

        In 2004, the Owner conveyed a small portion of the premises underlying the parking structure adjacent to its office building, valued by the parties at approximately $0.6 million, to CNL Plaza II, Ltd., a limited partnership in which Messrs. Seneff and Bourne own a 60% interest and 40% interest, respectively, as part of the development of the premises surrounding the building. The purpose of the conveyance was to adjust the percentage fee simple ownership under the parking structure so as to allow joint parking privileges for a new office building that was developed in 2005 and is owned by CNL Plaza II, Ltd. In connection with this transaction, the Owner received an ownership interest in a cross-bridge that was constructed and an anticipated benefit from a reduction in the allocation of its operating expenses for the garage. In addition, the Owner may be entitled to additional consideration pursuant to a purchase price adjustment.

        On September 30, 2005, we executed a pro rata, several guarantee limited to 16.67%, or $2.3 million, of a $14.0 million uncollateralized promissory note of the Borrower that matures

December 31, 2010. During each of the years ended December 31, 2005 and 2004, we received approximately $0.2 million, respectively, in distributions from the Owner.

        We maintain bank accounts in a bank in which certain of our officers and directors serve as directors and are principal stockholders. The amounts deposited with this bank were $3.1 million and $22.9 million at December 31, 2005 and 2004, respectively.

        On September 1, 2004, a company which is owned by our chairman of the board sold its 30% voting membership interest in a limited liability company which is affiliated with ten of our tenants (the "HRA Tenants") to the remaining members of the limited liability company. The HRA Tenants contributed 30% and 35% of our total revenues for the years ended December 31, 2004 and 2003, respectively.

        Century Capital Markets, LLC ("CCM"), an entity in which an affiliate of the Advisor was formerly a non-voting Class C member, made the arrangements for two commercial paper loans totaling $43.9 million. The monthly interest payments due under these commercial paper loans include an annual margin of either 30 or 40 basis points, payable to CCM for the monthly services it provides related to the administration of the commercial paper loans. Effective September 30, 2005, a non-affiliated third party assumed the administration of these commercial paper loans. Therefore, we now pay the monthly services fee directly to the non-affiliated third party. During the years ended December 31, 2005, 2004 and 2003, $0.1 million, $0.1 million and $0.2 million, respectively, was paid to CCM related to these services. During the year ended December 31, 2003, we also paid CCM a $0.2 million finder's fee related to the acquisition of two Properties.

        Our chairman of the board is a director in a hospital that leases office space in seven of the Medical Facilities that we acquired in August 2004. Additionally, one of our independent directors is a director in a health system that leases office space in one of the Medical Facilities that we acquired in April 2004. During the years ended December 31, 2005 and 2004, these hospitals contributed less than 1% of our total revenues.

18. Concentration of Credit Risk:

        At December 31, 2005, we leased our Seniors' Housing facilities to 22 tenants. Two tenants affiliated with Horizon Bay Management, LLC ("Horizon Bay") contributed 21% of total revenues for each of the years ended December 31, 2005 and 2004. The HRA Tenants contributed 22%, 30% and 35% of total revenues for the years ended December 31, 2005, 2004 and 2003, respectively. No other Seniors' Housing tenant contributed more than 10% of total revenues for the three years ended December 31, 2005. Several of our tenants, including the HRA Tenants, are thinly capitalized corporations that rely on the net operating income generated from the Seniors' Housing facilities to fund rent obligations under their leases. At December 31, 2005, $5.8 million of the $7.2 million allowance for doubtful accounts pertained to HRA Tenants. At December 31, 2005, our Medical Facilities were leased to more than 700 tenants.

        At December 31, 2005, 107 of the 188 Seniors' Housing facilities were operated by Sunrise Senior Living Services, Inc. ("Sunrise"), a wholly owned subsidiary of Sunrise Senior Living, Inc. Additionally, as of December 31, 2005, a Seniors' Housing Property was being developed by Sunrise Development, Inc., a wholly owned subsidiary of Sunrise Senior Living, Inc. Upon completion of the development, the facility will be operated by Sunrise. Horizon Bay operates 27 Seniors' Housing facilities and six additional operators manage the remaining 53 Seniors' Housing facilities. At December 31, 2005, DASCO managed or was developing 53 of our 73 Medical Facilities, Cirrus managed 10 of our Medical Facilities and the remaining 10 Medical Facilities were managed by four third-party property managers. Sunrise, Horizon Bay, DASCO and ARC operated Property portfolios that, for each in the aggregate as operator, contributed 10% or more of total rental and earned income from leases. Sunrise contributed 42%, 45% and 76%, for the years ended December 31, 2005, 2004 and 2003, respectively; Horizon Bay contributed 22%, 24%, for the years ended December 31, 2005 and 2004, respectively; DASCO contributed 10% for the year ended December 31, 2005 and ARC contributed 13% for the year ended December 31, 2003. No other operator contributed more than 10% of total rental and earned income from leases.

        To mitigate credit risk, certain Seniors' Housing leases are combined into portfolios that contain cross-default terms, so that if a tenant of any of the Properties in a portfolio defaults on its obligations under its lease, we may pursue remedies under the lease with respect to any of the Properties in the portfolio ("Cross-Default"). Certain portfolios also contain terms whereby the net operating profits of the Properties are combined for the purpose of funding rental payments due under each lease ("Pooling" or "Pooled"). In addition, as of December 31, 2005, we held $24.0 million in security deposits and rental support related to certain Properties.

        We had the following remaining rental support and limited guarantees from certain tenants and operators at December 31, 2005 (dollars in thousands):

				Guarantee
Guarantor	Number of Properties	Maximum		Used Since Acquired	Remaining Balance
Horizon Bay	21	$17,500		$14,391	$3,109
Aureus	11	10,000		2,255	7,745
ARC	8		(1)	9,416		(1)
Eby	6		(1)	329		(1)
Encore	17		(1)	791		(1)
Greenwalt	5		(1)	2,493		(1)
Sunrise	2		(1)	—		(1)
Sunrise	17		(2)	6,281		(2)
Sunrise	3		(3)	2,809		(3)

(1)
Unconditional guarantees

(2)
Sunrise guaranteed the tenants' obligations to pay minimum rent and the FF&E reserve funds under the 17 leases until the later of (i) March 2006 or (ii) 18 months after the final development date of certain Properties, as defined in the lease agreement. The final development Property commenced operations in January 2006; accordingly, the Sunrise guarantee will terminate in July 2007.

(3)
Sunrise guaranteed the tenants' rent obligations for these Seniors' Housing facilities that were acquired in 2004 and which commenced operations in 2004, until the later of (i) September 2006 or (ii) the Properties achieving predetermined rent coverage thresholds, which are not determinable at this time.

        Although we acquire Properties located in various states and regions and screen our tenants in order to reduce risks of default, failure of certain lessees, their guarantors, or the Sunrise or Horizon Bay brands would significantly impact our results of operations.

19. Medical Facilities Acquisitions:

        In April 2004, we acquired 22 Medical Facilities for an aggregate purchase price of $272.0 million, including closing costs (the "MOP Acquisition").

        In August 2004, we acquired ownership interests in entities that own 28 Medical Facilities and a 55% interest in DASCO for $212.6 million, including closing costs. In November 2004, we acquired two additional Medical Facilities for $19.4 million, including closing costs (collectively, the "DASCO Acquisition"). Included in the DASCO Acquisition were certain limited partnerships with finite lives. Therefore, the minority interests in these partnerships meet the definition of mandatorily redeemable noncontrolling interests as specified in Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." We estimate that the settlement value of these mandatorily redeemable noncontrolling interests at December 31, 2005 was $13.7 million, based on the sale or disposition of all or substantially all of the assets of the partnerships and the repayments of outstanding liabilities as of that date.

        In addition, certain partnerships that own Medical Facilities provide non-equity participation to various lessees or affiliates of lessees. Certain lessees in the Medical Facilities are entitled to receive a percentage of the pro rata net cash flow, as defined, for the term of their lease, calculated as the percentage of each lease with respect to the total leasable square footage. Such amounts are paid periodically, such as monthly or quarterly. Certain lessees are also entitled to a percentage of their pro rata share of net capital proceeds, as defined, upon the occurrence of a capital transaction (including, but not limited to, the sale or refinancing of the property). Such pro rata share is calculated as the percentage of each lease with respect to the total leasable square footage.

        The fair value of assets acquired and liabilities assumed at the date of the MOP and DASCO Acquisitions were based on independent appraisals and valuation studies from independent third-party consultants. The aggregate value of the assets acquired, including closing costs, and liabilities assumed were as follows (in thousands):

Assets:
Real estate investment properties:
Accounted for using the operating method	$455,194
Intangible lease costs	47,372

502,566
Cash and cash equivalents	530
Restricted cash	2,485
Deferred costs, net	1,018
Other assets	1,698
Goodwill	5,791

Total assets acquired	514,088
Liabilities:
Mortgages payable	94,808
Construction loan payable	487
Accounts payable and other liabilities	8,117
Intangible lease liability	4,463
Security deposits	2,011

Total liabilities assumed	109,886
Minority interests	1,967

Net assets acquired	$402,235

        The amortization periods of the intangible lease costs acquired range from less than one year to 15 years.

        The following condensed pro forma (unaudited) information assumes that the MOP and DASCO Acquisitions had occurred on January 1, 2003.

	Years Ended December 31,
	2004	2003
Revenues	$298,164	$145,322
Expenses	178,495	92,623
Net income	118,396	51,903
Basic and diluted income per share	$0.56	$0.52
Weighted-average number of common shares outstanding (basic and diluted)	210,343	99,815

20. Subsequent Events:

        In January 2006, we acquired seven Medical Facilities from Cirrus for $84.5 million which we funded, in part, with proceeds from a new $56.3, million ten-year mortgage loan that bears fixed-rate interest at 5.59%. Four of the acquired Properties are located in Texas, two are in Arizona and one is in Missouri, and in aggregate they contain approximately 255,000 square feet. Cirrus will manage the Properties.

        In February 2006, we entered into a $7.7 million construction loan for the development of a Medical Facility that we acquired in November 2005. The construction loan will mature in 2010 and bears interest at a rate of LIBOR plus 160 basis points.

        In February 2006, we entered into a $33.0 million mortgage loan and used the proceeds and cash on hand to pre-pay a $48.0 million construction loan facility that had $44.7 million outstanding at December 31, 2005. The new interest only, five-year loan bears interest at a rate equal to LIBOR plus 150 basis points.

        In March 2006, we sold two Properties that were held for sale at December 31, 2005. The Properties were sold to an unrelated third party for $6.0 million and we took back a purchase money mortgage with a three-year term secured by the Properties in the amount of $4.8 million. Interest is payable annually at a rate of 6.0% and principle is due at maturity. We realized a net loss on the sale of the Properties of $0.2 million in March 2006.

        During the period January 1, 2006, through March 15, 2006, we received subscription proceeds for an additional 2.6 million shares ($26.1 million) of common stock.

        On January 1, February 1 and March 1, 2006, our Board of Directors declared distributions to stockholders of record on those dates, totaling $45.5 million, or the aggregate of $0.1776 per share of common stock, payable by March 31, 2006.

21. Selected Quarterly Financial Data (unaudited):

        The following table presents selected unaudited quarterly financial data for each full quarter during the years ended December 31, 2005 and 2004 (in thousands, except per share amounts):

2005 Quarter	First	Second	Third	Fourth
Revenues(1)	$91,329	$96,584	$97,540	$98,630
Income from continuing operations(1)	38,461	39,130	34,074	30,750
Income (loss) from discontinued operations(1)	(5,826)	(1,173)	(264)	429
Net income	32,635	37,957	33,810	31,179
Income per share, basic and diluted:
Continuing operations(1)	0.16	0.16	0.14	0.12
Discontinued operations(1)	(0.02)	(0.01)	—	—
Net income	0.14	0.15	0.14	0.12

2004 Quarter	First	Second	Third	Fourth
Revenues(1)	$50,259	$62,850	$70,318	$79,342
Income from continuing operations(1)	27,415	29,340	30,428	31,168
Income (loss) from discontinued operations(1)	386	351	(1,514)	344
Net income	27,801	29,691	28,914	31,512
Income per share, basic and diluted:
Continuing operations(1)	0.16	0.14	0.14	0.13
Discontinued operations(1)	—	—	(0.01)	—
Net income	0.16	0.14	0.13	0.13

(1)
The revenue, income from continuing operations and income (loss) from discontinued operations data in the table above has been restated from previously reported amounts to reflect the reclassification of the operating results from our real estate held for sale to discontinued operations (see Note 10).

CNL RETIRMENT PROPERTIES, INC.

Schedule II—Valuation and Qualifying Accounts

Years Ended December 31, 2005, 2004, and 2003

(dollars in thousands)

			Additions		Deductions
Year	Description	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deemed Uncollectible	Collected or Determined to be Collectible	Balance at End of Year
2003	Allowance for doubtful accounts(a)	$—	$—	$—	$—	$—	$—

2004	Allowance for doubtful accounts(a)	$—	$3,900	$—	$—	$—	$3,900

2005	Allowance for doubtful accounts(a)	$3,900	$4,544	$—	$161	$1,083	$7,200

(a)
Deducted from receivables on the balance sheet.

CNL Retirement Properties, Inc.
Schedule III—Real Estate and Accumulated Depreciation
December 31, 2005
(dollars in thousands)

		Initial Cost to Company(2)		Costs Capitalized Subsequent to Acquisition		Gross Amount at Which Carried at Close of Period
	Encumbrances(1)	Land	Building, Fixtures and Equipment	Land	Building, Fixtures and Equipment	Land	Building, Fixtures and Equipment	Total	Accumulated Depreciation(a)	Date Constructed	Date Acquired
Brighton Gardens of Orland Park, IL	$—	$2,162	$12,577	$—	$73	$2,162	$12,650	$14,812	$2,505	1999	Apr-00
Broadway Plaza at Pecan Park, TX	3,600	1,344	9,425	—	—	1,344	9,425	10,769	1,266	2000	Nov-01
Homewood Residence at Boca Raton, FL	4,400	1,144	8,734	—	—	1,144	8,734	9,878	1,171	2000	Nov-01
Holley Court Terrace, IL	—	2,144	16,850	—	—	2,144	16,850	18,994	1,839	1992	Feb-02
Homewood Residence at Coconut Creek, FL	2,602	1,683	8,193	—	—	1,683	8,193	9,876	1,050	2000	Feb-02
Heritage Club at Greenwood Village, CO	—	1,965	18,025	—	180	1,965	18,205	20,170	2,128	1999	Mar-02
Mapleridge of Dartmouth, MA	4,403	920	8,799	—	68	920	8,867	9,787	896	1999	May-02
Mapleridge of Laguna Creek, CA	3,738	812	7,407	—	—	812	7,407	8,219	764	1999	May-02
Brighton Gardens of Towson, MD	6,706	990	14,109	(22)	163	968	14,272	15,240	1,462	1999	May-02
Brighton Gardens of Camarillo, CA	8,673	2,487	16,676	(1)	110	2,486	16,786	19,272	1,761	1999	May-02
Vero Beach, FL	46,027	1,786	44,821	—	—	1,786	44,821	46,607	400	2005	Aug-02
Homewood Residence at Brookmont Terr., TN	1,931	464	8,652	—	—	464	8,652	9,116	908	2000	Nov-02
Mapleridge of Hemet, CA	3,110	1,176	3,087	—	44	1,176	3,131	4,307	376	1998	Dec-02
Brighton Gardens of Tulsa, OK	3,544	1,538	3,310	21	77	1,559	3,387	4,946	450	1999	Dec-02
Pleasant Hills, AR	8,050	523	10,427	241	281	764	10,708	11,472	969	1984	Dec-02
Brighton Gardens of Hoffman Estates, IL	5,708	1,724	6,064	—	74	1,724	6,138	7,862	656	1999	Dec-02
Mapleridge of Willoughby, OH	3,731	1,091	4,032	84	60	1,175	4,092	5,267	447	1998	Dec-02
Mapleridge of Plymouth, MA	3,466	1,090	3,667	8	73	1,098	3,740	4,838	428	2000	Dec-02
Hearthside of Lynwood, WA	3,196	1,530	5,068	10	247	1,540	5,315	6,855	451	1989	Dec-02
Hearthside of Snohomish, WA	4,362	645	8,364	3	71	648	8,435	9,083	683	1993	Dec-02
Brighton Gardens of Vinings, GA	3,741	1,773	5,830	8	112	1,781	5,942	7,723	614	1999	Dec-02
Brighton Gardens of Oklahoma City, OK	1,850	784	3,000	10	80	794	3,080	3,874	404	1999	Dec-02
Brighton Gardens of Bellevue, WA	5,175	2,165	8,506	—	69	2,165	8,575	10,740	835	1999	Dec-02
Brighton Gardens of Santa Rosa, CA	8,496	2,161	15,044	989	(2,530)	3,150	12,514	15,664	1,245	2000	Dec-02
Brighton Gardens of Denver, CO	10,936	1,084	17,245	—	—	1,084	17,245	18,329	1,341	1996	Mar-03

Brighton Gardens of Colorado Springs, CO	10,085	1,073	15,829	—	—	1,073	15,829	16,902	1,210	1999	Mar-03
Brighton Gardens of Lakewood, CO	11,512	1,073	18,221	—	—	1,073	18,221	19,294	1,385	1999	Mar-03
Brighton Gardens of Rancho Mirage, CA	7,017	1,716	12,482	5	120	1,721	12,602	14,323	1,192	2000	Mar-03
The Fairfax, VA	43,894	17,641	60,643	—	9,795	17,641	70,438	88,079	4,991	1989/2005	Mar-03
The Quadrangle, PA	52,792	23,148	90,769	(37)	1,522	23,111	92,291	115,402	7,326	1987	Mar-03
Brighton Gardens of Yorba Linda, CA	10,203	2,397	11,410	—	86	2,397	11,496	13,893	954	2000	Mar-03
Brighton Gardens of Salt Lake City, UT	11,372	392	15,013	5	89	397	15,102	15,499	1,296	1999	Mar-03
Brighton Gardens of Northridge, CA	7,475	3,485	11,634	(1)	70	3,484	11,704	15,188	1,147	2001	Mar-03
Mapleridge of Palm Springs, CA	1,346	884	1,873	—	48	884	1,921	2,805	252	1999	Mar-03
Brighton Gardens of Edgewood, KY	1,347	886	1,876	6	36	892	1,912	2,804	299	2000	Mar-03
Brighton Gardens of Greenville, SC	2,097	352	3,938	4	75	356	4,013	4,369	498	1998	Mar-03
Brighton Gardens of Saddle River, NJ	7,867	2,155	10,968	—	—	2,155	10,968	13,123	934	1998	Mar-03
Balmoral of Palm Harbor, FL	—	1,002	11,493	2	333	1,004	11,826	12,830	901	1996	Jul-03
Somerby at University Park, AL	37,322	2,633	49,166	—	3,603	2,633	52,769	55,402	3,489	1999	Aug-03
Somerby at Jones Farm, AL	20,361	719	23,136	—	6,136	719	29,272	29,991	1,833	1999	Nov-03
Brighton Gardens of Tampa, FL	—	1,670	—	4	117	1,674	117	1,791	12	1998	Aug-03
Greentree at Ft. Benjamin Harrison, IL	—	469	4,761	—	—	469	4,761	5,230	296	1999	Sep-03
Greentree at Mt. Vernon, IL	—	225	7,244	—	1,830	225	9,074	9,299	531	2000	Sep-03
Greentree at Post, IN	—	287	4,934	—	—	287	4,934	5,221	290	1999	Sep-03
Greentree at West Lafayette, IN	—	319	5,264	—	1,883	319	7,147	7,466	385	1999	Sep-03
Sunrise of Arlington, VA	3,543	765	6,463	19	228	784	6,691	7,475	499	1988	Sep-03
Sunrise of Bluemont Park, VA	14,021	2,359	26,196	37	307	2,396	26,503	28,899	1,824	1989	Sep-03
Sunrise of Countryside, VA	7,335	2,288	12,583	7	291	2,295	12,874	15,169	948	1945/88	Sep-03
Sunrise of Falls Church, VA	4,341	1,221	7,631	3	73	1,224	7,704	8,928	600	1993	Sep-03
Sunrise of Farmington Hills, MI	4,690	1,212	8,414	18	56	1,230	8,470	9,700	695	1999	Sep-03

Sunrise of Frederrick, MD	3,443	118	6,971	3	110	121	7,081	7,202	483	1991	Sep-03
Sunrise of Leesburg, VA	1,048	399	1,701	—	25	399	1,726	2,125	144	1850/1989	Sep-03
Sunrise of Mercer Island, WA	3,892	744	7,225	28	223	772	7,448	8,220	520	1990	Sep-03
Sunrise of Mills Basin, NY	12,075	2,596	22,134	25	63	2,621	22,197	24,818	1,623	2002	Sep-03
Sunrise of Poland, OH	4,291	742	8,044	21	33	763	8,077	8,840	544	1998	Sep-03
Sunrise of Raleigh, NC	3,143	457	5,935	3	109	460	6,044	6,504	503	1996	Sep-03
Sunrise of Sheepshead Bay, NY	12,823	3,856	22,395	24	24	3,880	22,419	26,299	1,512	2000	Sep-03
Sunrise of Beverly Hills, CA	19,806	3,950	24,230	—	—	3,950	24,230	28,180	156	2005	Sep-03
Sunrise of Cresskill, NJ	25,973	4,632	33,212	—	—	4,632	33,212	37,844	176	(3)	Sep-03
Sunrise of Edmonds, WA	10,072	968	12,681	—	—	968	12,681	13,649	457	2004	Sep-03
Sunrise at Five Forks, GA	8,126	997	11,161	—	132	997	11,293	12,290	683	2004	Sep-03
Sunrise of Madison, NJ	11,522	1,608	14,345	—	—	1,608	14,345	15,953	566	2004	Sep-03
Dogwood Forest of Dunwoody, GA	—	837	4,952	—	142	837	5,094	5,931	315	2000	Nov-03
EdenGardens of Gainesville, FL	—	436	7,789	—	47	436	7,836	8,272	484	2000	Nov-03
EdenBrook of Jacksonville, FL	—	1,114	6,112	14	312	1,128	6,424	7,552	490	1999	Nov-03
EdenBrook of Tallahassee, FL	—	670	11,664	—	98	670	11,762	12,432	717	1999	Nov-03
EdenGardens of Aiken, SC	4,901	369	7,139	7	113	376	7,252	7,628	461	1995	Nov-03
EdenBrook of Alpharetta, GA	4,411	718	6,330	—	30	718	6,360	7,078	406	2000	Nov-03
EdenGardens of Arlington, TX	—	350	8,538	8	4	358	8,542	8,900	506	2000	Nov-03
EdenTerrace of Arlington, TX	—	668	7,616	47	105	715	7,721	8,436	485	2000	Nov-03
EdenBrook of Buckhead, GA	4,411	782	6,971	—	11	782	6,982	7,764	467	2000	Nov-03
EdenBrook of Champions, TX	—	530	11,581	—	54	530	11,635	12,165	713	2000	Nov-03
EdenBrook of Charleston, SC	4,901	422	8,827	7	101	429	8,928	9,357	560	2000	Nov-03
EdenGardens of Columbia, SC	—	300	4,043	9	167	309	4,210	4,519	270	1996	Nov-03
EdenGardens of Concord, NC	2,419	393	3,548	—	—	393	3,548	3,941	228	1998	Nov-03

Edenbrook of Dunwoody, GA	4,629	368	4,559	7	208	375	4,767	5,142	357	1998	Nov-03
Edenbrook of Hunstville AL	—	605	8,900	—	86	605	8,986	9,591	579	2001	Nov-03
EdenGardens of Kingwood, TX	—	467	8,418	—	27	467	8,445	8,912	552	2001	Nov-03
EdenTerrace of Kingwood, TX	—	572	10,527	—	99	572	10,626	11,198	681	2001	Nov-03
EdenBrook of Louisville, KY	6,540	623	10,144	7	69	630	10,213	10,843	649	2001	Nov-03
EdenTerrace of Louisville, KY	7,769	886	11,897	5	15	891	11,912	12,803	746	2001	Nov-03
EdenGardens of Marietta, GA	—	571	4,397	—	49	571	4,446	5,017	287	1998	Nov-03
EdenBrook of Plano, TX	6,273	464	12,004	—	28	464	12,032	12,496	730	2000	Nov-03
EdenGardens of Rock Hill, SC	—	277	6,783	23	222	300	7,005	7,305	459	1995	Nov-03
EdenBrook of The Woodlands, TX	4,901	395	13,490	—	40	395	13,530	13,925	822	2000	Nov-03
Summit at Park Hills, OH	—	149	6,230	—	—	149	6,230	6,379	254	2001	Jun-04
Brighton Gardens of Carlsbad, CA	13,961	5,530	9,007	—	—	5,530	9,007	14,537	324	1999	Nov-04
Brighton Gardens of San Dimas, CA	12,535	3,390	19,788	—	—	3,390	19,788	23,178	632	1999	Nov-04
Brighton Gardens of Carmel Valley, CA	7,849	3,729	22,081	—	—	3,729	22,081	25,810	714	1999	Nov-04
Brighton Gardens of San Juan Capistrano, CA	4,380	3,009	5,144	—	—	3,009	5,144	8,153	234	1999	Nov-04
Brighton Gardens of Woodbridge, CT	3,777	1,624	5,457	—	—	1,624	5,457	7,081	192	1998	Nov-04
Brighton Gardens of Pikesville, MD	14,646	1,118	8,264	—	—	1,118	8,264	9,382	288	1999	Nov-04
Brighton Gardens of North Shore, MA	4,958	1,815	25,311	—	—	1,815	25,311	27,126	772	1999	Nov-04
Brighton Gardens of Dedham, MA	11,055	1,806	18,682	—	—	1,806	18,682	20,488	613	1999	Nov-04
Brighton Gardens of Paramus, NJ	12,226	2,826	20,012	—	—	2,826	20,012	22,838	653	1999	Nov-04
Brighton Gardens of Arlington, VA	10,029	4,658	13,907	—	—	4,658	13,907	18,565	458	1999	Nov-04
Brighton Gardens of Richmond, VA	4,584	905	7,604	—	—	905	7,604	8,509	266	1999	Nov-04
Bickford Cottage of Davenport, IA	3,411	213	5,639	—	—	213	5,639	5,852	211	1999	Aug-04
Bickford Cottage of Marion, IA	2,794	224	5,711	—	—	224	5,711	5,935	213	1998	Aug-04
Bickford Cottage of Champaign, IL	—	54	2,501	—	—	54	2,501	2,555	100	2003	Aug-04

Bickford House of Bloomington, IL	—	514	6,866	—	—	514	6,866	7,380	262	2000	Aug-04
Bickford Cottage of Macomb, IL	—	54	4,315	—	—	54	4,315	4,369	164	2003	Aug-04
Bickford Cottage of Peoria, IL	—	375	7,659	—	—	375	7,659	8,034	290	2001	Aug-04
Courtyard Manor of Auburn Hills, MI	—	1,746	7,574	—	31	1,746	7,605	9,351	367	1999	Apr-04
Courtyard Manor at Sterling Heights, MI	—	1,076	7,834	5	11	1,081	7,845	8,926	375	1989	Apr-04
The Park at Olympia Fields, IL	22,007	3,303	38,891	—	—	3,303	38,891	42,194	1,910	1999	Feb-04
East Bay Manor, RI	9,372	686	12,752	—	—	686	12,752	13,438	652	1992	Feb-04
Greenwich Bay Manor, RI	6,540	180	11,401	—	103	180	11,504	11,684	573	1980	Feb-04
West Bay Manor, RI	10,982	1,900	15,481	—	79	1,900	15,560	17,460	768	1972	Feb-04
Waterside Retirement Estates, FL	26,033	1,820	32,645	—	56	1,820	32,701	34,521	1,575	1980	Feb-04
Carrington Pointe, CA	16,718	1,636	27,753	10	—	1,646	27,753	29,399	1,323	1988	Feb-04
Cherry Hills Club, CA	9,815	1,428	23,814	—	—	1,428	23,814	25,242	1,178	1987	Feb-04
The Park at Golf Mills, IL	28,346	2,291	58,811	—	38	2,291	58,849	61,140	2,869	1989	Feb-04
The Heritage Palmeras, AZ	32,319	1,556	45,622	—	428	1,556	46,050	47,606	2,246	1996	Feb-04
The Pointe at Newport Place, FL	4,696	900	6,453	—	37	900	6,490	7,390	376	2000	Feb-04
Newport Place, FL	28,938	5,265	41,850	—	110	5,265	41,960	47,225	2,063	1993	Feb-04
Prosperity Oaks, FL	21,039	5,415	59,690	63	519	5,478	60,209	65,687	2,903	1988	Feb-04
Pinecrest Place Retirement Community, FL	31,815	893	60,674	—	149	893	60,823	61,716	2,968	1988	Feb-04
North Bay Manor, RI	—	464	19,402	—	—	464	19,402	19,866	973	1989	Feb-04
South Bay Manor, RI	—	654	16,606	—	—	654	16,606	17,260	821	1988	Feb-04
Emerald Bay Manor, RI	—	1,382	18,237	—	—	1,382	18,237	19,619	925	1999	Feb-04
Treemont Retirement Community, TX	—	3,211	17,096	—	423	3,211	17,519	20,730	887	1974	Feb-04
The Park at Riverchase, AL	—	1,159	6,246	—	—	1,159	6,246	7,405	372	1997	Feb-04
Heron's Run, FL	—	446	1,798	—	—	446	1,798	2,244	89	1993	Feb-04
Sakonnet Bay Manor, RI	—	4,383	21,963	—	—	4,383	21,963	26,346	797	1998	Aug-04
Terrace at Memorial City, TX	19,000	4,336	33,496	15		4,351	33,482	37,833	962	1992	Dec-04

Spring Shadows Place, TX	6,419	2,943	6,288	—	—	2,943	6,288	9,231	186	1973	Dec-04
Terrace at West University, TX	17,281	3,650	24,976	—	—	3,650	24,976	28,626	763	1998	Dec-04
Terrace at Willowbrook, TX	17,800	2,243	23,551	—	—	2,243	23,551	25,794	685	1996	Dec-04
Terrace at Clear Lake, TX	11,750	2,068	22,769	—	—	2,068	22,769	24,837	689	2000	Dec-04
Terrace at First Colony, TX	17,750	2,160	22,871	—	—	2,160	22,871	25,031	691	2000	Dec-04
Sunrise of Des Peres, MO	—	4,129	16,284	—	—	4,129	16,284	20,413	634	2004	Mar-04
Sunrise of Clayton, MO	—	3,565	14,819	—	—	3,565	14,819	18.384	735	2004	Mar-04
Sunrise of Wilmette, IL	—	2,640	7,053	—	—	2,640	7,053	9,693	296	2004	Mar-04
Boardwalk Medical Office, TX	7,587	1,665	11,366	—	—	1,665	11,366	13,031	707	1997	Apr-04
Las Colinas Medical Plaza II, TX	6,863	1,763	8,801	—	1	1,763	8,802	10,565	665	2001	Apr-04
Independence Park-4204, NC	3,376	1,768	8,160	—	440	1,768	8,600	10,368	567	1994	Apr-04
Independence Park-4228, NC	1,070	888	2,483	—	—	888	2,483	3,371	243	1997	Apr-04
Independence Park-4233, NC	1,263	1,880	2,075	—	—	1,880	2,075	3,955	406	1996	Apr-04
Independence Park-4323, NC	1,153	694	2,647	—	—	694	2,647	3,341	195	1997	Apr-04
Tampa Medical Tower, FL	6,069	2,648	7,243	—	736	2,648	7,979	10,627	1,355	1984	Apr-04
Yorktown 50, VA	14,722	2,089	22,618	—	337	2,089	22,955	25,044	1,553	1974	Apr-04
Sherman Oaks Medical Center, CA	9,545	9,024	5,272	—	158	9,024	5,430	14,454	1,127	1953	Apr-04
Valencia Medical Center, CA	5,117	1,312	5,336	—	130	1,312	5,466	6,778	575	1983	Apr-04
Encino Medical Plaza, CA	7,429	6,904	9,253	—	246	6,904	9,499	16,403	1,108	1973	Apr-04
Rocky Mountain Cancer Center, CO	4,601	1,069	7,801	—	45	1,069	7,846	8,915	466	1993	Apr-04
Aurora Medical Center II, CO	5,209	134	9,220	—	92	134	9,312	9,446	887	1994	Apr-04
Aurora Medical Center I, CO	4,653	123	8,485	—	142	123	8,627	8,750	921	1981	Apr-04
Dorsey Hall Medical Center, MD	3,833	1,324	4,020	—	51	1,324	4,071	5,395	504	1988	Apr-04
Chesapeake Medical Center, VA	—	2,087	7,520	—	11	2,087	7,531	9,618	793	1988	Apr-04
Randolph Medical Center, MD	—	2,575	6,453	—	644	2,575	7,097	9,672	656	1975	Apr-04

Plano Medical Center, TX	—	2,519	12,190	—	140	2,519	12,330	14,849	1,125	1984	Apr-04
Medical Place I, TX	—	19	24,746	—	402	19	25,148	25,167	2,568	1984	Apr-04
Northwest Regional Medical Center, TX	—	599	6,646	—	14	599	6,660	7,259	474	1999	Apr-04
The Diagnostic Clinic, FL	—	2,569	26,918	—	137	2,569	27,055	29,624	1,691	1972	Apr-04
BayCare Health Headquarters, FL	—	3,019	6,713	—	—	3,019	6,713	9,732	702	1988	Apr-04
Southwest General Birth Place, TX	—	990	12,308	—	—	990	12,308	13,298	559	1994	Aug-04
Baytown Plaza I & II, TX	1,200	337	1,096	—	1	337	1,097	1,434	237	1972	Aug-04
South Seminole Medical Office Building II, FL	2,710	709	4,063	—	51	709	4,114	4,823	486	1987	Aug-04
South Seminole Medical Office Building III, FL	1,500	769	1,768	—	6	769	1,774	2,543	358	1993	Aug-04
Orlando Professional Center I, FL	800	384	788	—	29	384	817	1,201	162	1969	Aug-04
Orlando Professional Center II, FL	1,600	1,258	1,704	323	29	1,581	1,733	3,314	274	1963	Aug-04
Oviedo Medical Center, FL	4,500	1,712	6,484	—	439	1,452	6,923	8,375	1,101	1997	Aug-04
MedPlex B at Sand Lake Commons, FL	2,400	2,679	3,235	—	66	2,679	3,301	5,980	294	1988	Aug-04
Eagle Creek Medical Plaza, KY	1,900	14	3,411	—	258	14	3,669	3,683	501	1982	Aug-04
Sand Lake Physicians Office Building, FL	—	23	1,748	—	—	23	1,748	1,771	161	1985	Aug-04
North Alvernon Medical, AZ	6,250	2,969	9,197	—	86	2,969	9,283	12,252	883	1986	Aug-04
St. Joseph's Medical Plaza, AZ	6,250	511	7,736	—	39	511	7,775	8,286	697	1985	Aug-04
Mercy Medical Office Building	1,650	—	3,049	—	11	—	3,060	3,060	315	1986	Aug-04
Elgin Medical Office Building I, IL	4,000	—	6,291	—	74	—	6,365	6,365	581	1991	Aug-04
Elgin Medical Office Building II, IL	4,250	—	6,861	—	60	—	6,921	6,921	727	2001	Aug-04
Santa Rosa Medical Office Building, GA	—	13	8,111	—	196	13	8,307	8,320	388	2003	Aug-04
Fannin Medical Office Building, GA	—	9	2,397	—	118	9	2,515	2,524	135	2002	Aug-04
Physicians East and West, TX	—	3	4,276	—	156	3	4,432	4,435	425	1991	Aug-04
Brentwood Medical Center, CA	—	10	26,331	—	—	10	26,331	26,341	453	2005	Aug-04
Heartland Regional Medical Office Building, IL	—	99	9,788	—	305	99	10,093	10,192	791	2002	Aug-04

Saint Joseph East Office Park, KY	—	17	9,896	—	212	17	10,108	10,125	525	2003	Aug-04
Central Mississippi Medical Center Building, MS	—	34	8,409	—	236	34	8,645	8,679	463	2002	Aug-04
River Oaks Medical Building, MS	—	19	7,127	—	456	19	7,583	7,602	404	2003	Aug-04
Parker Adventist Professional Building, CO	—	16	14,586	—	1,091	16	15,677	15,693	908	2004	Aug-04
NASA Parkway Medical Office Building, TX	—	460	7,478	—	19	460	7,497	7,957	453	2002	Aug-04
Lake Granbury Medical Plaza, TX	—	63	6,197	—	1,690	63	7,887	7,950	330	2001	Aug-04
Durant Medical Center, OK	—	1,133	7,914	—	170	1,133	8,084	9,217	467	1998	Aug-04
Jackson Central II, MS	5,114	—	4,729	—	—	—	4,729	4,729	46	2005	Aug-04
McDowell Mountain Medical Plaza, AZ	10,866	6,219	9,066	6	161	6,225	9,227	15,452	762	1999	Nov-04
Lakeside Healthpark Medical Office Building, NE	11,750	—	12,024	—	—	—	12,024	12,024	200	2005	Nov-04
Texarkana Professional Building, TX	7,585	1,061	7,620	—	—	1,061	7,620	8,681	255	1978	Jan-05
The Park at Vernon Hills, IL	25,063	3,481	47,220	—	—	3,481	47,220	50,701	1,101	2001	Feb-05
Oakbrook Terrace Medical Center I, IL	—	1,446	8,188	—	—	1,446	8,188	9,634	636	1989	Feb-05
Oakbrook Terrace Medical Center II, IL	—	1,162	8,665	—	—	1,162	8,665	9,827	455	1986	Feb-05
Deaconess-Gateway Medical Office Building, IN	6,096	—	6,739	—	—	—	6,739	6,739	40	2005	Feb-05
Canyon Hills Club, CA	14,585	2,599	28,696	—	—	2,599	28,696	31,295	533	1989	Mar-05
Woodmont Retirement Residence, FL	4,986	388	9,120	—	—	388	9,120	9,508	172	1986	Mar-05
Calaroga Terrace, OR	14,327	1,875	16,628	—	—	1,875	16,628	18,503	320	1968	Mar-05
Encore Senior Village at Naples, FL	786	1,005	1,280	—	—	1,005	1,280	2,285	31	1999	Mar-05
Encore Senior Village at Clearwater, FL	3,575	595	4,522	—	—	595	4,522	5,117	91	1999	Mar-05

Encore Senior Village at Fort Myers, FL	2,476	1,400	4,417	—	—	1,400	4,417	5,817	85	1998	Mar-05
Encore Senior Village at Greenacres, FL	3,534	2,191	3,260	—	—	2,191	3,260	5,451	66	1998	Mar-05
Encore Senior Village at Pensacola, FL	3,123	523	5,508	—	—	523	5,508	6,031	100	1997	Mar-05
Carpenter's Creek-Pensacola, FL	5,579	547	8,533	—	—	547	8,533	9,080	165	1988	Mar-05
Valley Crest, CA	1,226	298	2,241	—	—	298	2,241	2,539	42	1986	Mar-05
Encore Senior Village at Riverside, CA	2,276	805	2,824	—	—	805	2,824	3,629	53	1997	Mar-05
Encore Senior Village at Peoria, AZ	7,216	1,241	8,810	—	—	1,241	8,810	10,051	158	1997	Mar-05
Encore Senior Village at Paradise Valley, AZ	3,181	1,649	3,357	—	—	1,649	3,357	5,006	61	1998	Mar-05
Encore Senior Village at Tucson, AZ	6,180	—	8,836	—	—	—	8,836	8,836	170	1999	Mar-05
Encore Senior Village at Portland, OR	7,308	889	10,491	—	—	889	10,491	11,380	203	1997	Mar-05
Millcreek Retirement Residence, UT	3,540	365	4,581	—	—	365	4,581	4,946	89	1996	Mar-05
Mary Washington Hospital, VA	—	1,403	2,675	—	—	1,403	2,675	4,078	—	(3)	Apr-05
Sierra Vista, CA	1,657	337	1,786	—	—	337	1,786	2,123	23	1990	Jun-05
Mission Surgery Center, TN	—	—	10,477	—	—	—	10,477	10,477	250	2003	Jun-05
Memorial Plaza, TN	—	—	36	—	—	—	36	36	341	1995	Jun-05
St. Vincent Clinic-South University, AR	—	653	3,008	—	—	653	3,008	3,661	45	1983	Jun-05
St. Vincent Clinic-Rodney Parham, AR	—	652	74	—	—	652	74	726	3	1972	Jun-05
St Anthony's, CO	—	—	—	—	—	—	—	—	—	(3)	Sep-05
Park Cities Medical Plaza, TX	10,575	1,375	14,177	—	—	1,375	14,177	15,552	149	2002	Sep-05
Trophy Club Professional Office Building, TX	11,375	945	23,420	—	—	945	23,420	24,365	249	2004	Sep-05
Trophy Club Medical Center, TX	16,380	1,444	16,161	—	—	1,444	16,161	17,605	202	2004	Sep-05

Glen Lakes Health Plaza, TX	4,615	1,380	5,927	—	—	1,380	5,927	7,307	135	1981	Sep-05
Valley View Medical Building, TX	3,315	1,122	4,010	—	—	1,122	4,010	5,132	75	1973	Sep-05
Coppell Healthcare Center, TX	4,940	1,144	6,605	—	—	1,144	6,605	7,749	111	2004	Sep-05
Meridian Medical Tower, OK	4,290	1,316	5,271	—	—	1,316	5,271	6,587	200	1982	Sep-05
Meridian Medical Center, OK	2,165	657	3,634	—	—	657	3,634	4,291	74	1984	Sep-05
St. Joseph Medical Center, MD	216	—	992	—	—	—	996	996	—	(3)	Oct-05
Memorial Hospital Cy-Fair, TX	189	—	538	—	—	—	538	538	—	(3)	Nov-05
Memorial Hospital Pearland, TX	—	—	—	—	—	—	—	—	—	(3)	Nov-05
Other	—	—	—	82	1,921	82	1,922	2,004	231	n/a	n/a

	$1,349,848	$344,031	$2,684,355	$1,905	$42,272	$345,936	$2,726,627	$3,072,563	$157,746

(1)
Excludes encumbrances of $111.9 million that are carried on Properties accounted for using the direct financing method.

(2)
Includes Properties under construction.

(3)
Property was under construction at December 31, 2005.

CNL RETIREMENT PROPERTIES, INC.
AND SUBSIDIARIES

NOTES TO SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2005

(dollars in thousands)

(a)
Transactions in real estate and accumulated depreciation during 2003, 2004 and 2005 are summarized as follows:

	Cost(b)(d)	Accumulated Depreciation
Property investments under operating leases:
Balance, December 31, 2002	$241,200	$3,765
Acquisitions	850,430	—
Real estate held for sale	(6,602)	(232)
Depreciation expense(c)	—	16,345

Balance, December 31, 2003	1,085,028	19,878
Acquisitions	1,573,078	—
Impairment provisions	(1,883)	—
Real estate held for sale	(1,559)	(526)
Depreciation expense(c)	—	54,364

Balance, December 31, 2004	2,654,664	73,716
Acquisitions	426,390	—
Impairment provisions	(7,740)	—
Real estate held for sale	(186)	(220)
Depreciation expense(c)	—	84,250

Balance, December 31, 2005	$3,073,128	$157,746

(b)
As of December 31, 2005, 2004, and 2003 the aggregate cost of the Properties owned by the Company for federal income tax purposes, including Properties accounted for using the operating method and those accounted for using the direct financing method, was $3.4 billion, $3.0 billion and $1.3 billion, respectively. Certain leases accounted for under the direct financing method are treated as operating leases for federal income tax purposes.

(c)
Depreciation expense is computed for buildings and equipment based upon estimated lives of 39 to 40 years, and 3 to 7 years, respectively.

(d)
Acquisition fees and miscellaneous closing costs of $15.5 million, $78.3 million and $60.1 million are included in land, buildings, equipment and intangible lease costs at December 31, 2005, 2004 and 2003, respectively.

CNL RETIREMENT PROPERTIES, INC.
AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)
(UNAUDITED)

	March 31, 2006	December 31, 2005
Assets
Real estate investment properties:
Accounted for using the operating method—net of accumulated depreciation of $180,953 and $157,746	$3,092,433	$2,914,817
Accounted for using the direct financing method	491,239	488,683
Intangible lease costs—net of accumulated amortization of $29,958 and $26,021	110,580	99,611

	3,694,252	3,503,111
Cash and cash equivalents	102,204	94,902
Restricted cash	22,767	21,920
Accounts and other receivables—net of allowance for doubtful accounts of $8,800 and $7,200	19,848	23,486
Deferred costs, net	23,283	24,705
Accrued rental income	110,330	99,219
Other assets	64,043	52,935
Real estate held for sale	6,921	12,692
Goodwill	5,791	5,791

	$4,049,439	$3,838,761

Liabilities and stockholders' equity
Liabilities:
Mortgages payable	$1,353,713	$1,220,190
Bonds payable	101,188	98,016
Construction loans payable	108,472	143,560
Line of credit	105,000	75,000
Due to related parties	831	2,386
Accounts payable and other liabilities	36,218	31,035
Intangible lease liability, net	4,744	4,505
Deferred income	8,055	6,607
Security deposits	23,386	23,954

Total liabilities	1,741,607	1,605,253

Commitments and contingencies
Minority interests	8,270	5,701

Stockholders' equity:
Preferred stock, without par value Authorized and unissued 3,000 shares	—	—
Excess shares, $.01 par value per share Authorized and unissued 103,000 shares	—	—
Common stock, $.01 par value per share Authorized one billion shares, issued 270,682 and 260,293 shares, respectively, outstanding 264,193 and 255,527 shares, respectively	2,642	2,555
Capital in excess of par value	2,373,850	2,295,307
Accumulated distributions in excess of net income	(84,641)	(74,894)
Accumulated other comprehensive income	7,711	4,839

Total stockholders' equity	2,299,562	2,227,807

	$4,049,439	$3,838,761

See accompanying notes to condensed consolidated financial statements.

CNL RETIREMENT PROPERTIES, INC.
AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)
(in thousands, except per share data)

	Three months ended March 31,
	2006	2005
Revenues:
Seniors' Housing:
Rental income from operating leases	$62,265	$55,578
Earned income from direct financing leases	15,969	15,312
FF&E reserve income	1,992	1,582
Contingent rent	101	1,721
Medical Facilities:
Rental income from operating leases	19,057	13,136
Tenant expense reimbursements	4,583	2,710
Property management and development fees	294	1,290
Loan interest income	618	—

	104,879	91,329

Expenses:
Seniors' Housing property expenses	283	255
Medical Facilities operating expenses	7,484	5,486
General and administrative	4,744	4,028
Asset management fees to related party	5,098	4,325
Provision for doubtful accounts	1,523	750
Depreciation and amortization	26,952	22,737

	46,084	37,581

Operating income	58,795	53,748
Interest and other income	697	631
Interest and loan cost amortization expense	(23,187)	(15,539)

Income before equity in earnings of unconsolidated entity, minority interests in income of consolidated subsidiaries and discontinued operations	36,305	38,840
Equity in earnings of unconsolidated entity	2	2
Minority interests in income of consolidated subsidiaries	(86)	(381)

Income from continuing operations	36,221	38,461
Loss from discontinued operations	(469)	(5,826)

Net income	$35,752	$32,635

Net income (loss) per share of common stock (basic and diluted)
From continuing operations	$0.14	$0.16
From discontinued operations	—	(0.02)

	$0.14	$0.14

Weighted-average number of shares of common stock outstanding (basic and diluted)	257,507	240,699

Distributions declared per common share	$0.1776	$0.1776

See accompanying notes to condensed consolidated financial statements.

CNL RETIREMENT PROPERTIES, INC.
AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Three Months Ended March 31, 2006
(UNAUDITED)
(in thousands, except per share data)

	Common stock
				Accumulated distributions in excess of net income	Accumulated other comprehensive income
	Number of shares	Par value	Capital in excess of par value			Total
Balance at December 31, 2005	255,527	$2,555	$2,295,307	$(74,894)	$4,839	$2,227,807
Net income	—	—	—	35,752	—	35,752
Change in fair value of cash flow hedges	—	—	—	—	2,872	2,872

Total comprehensive income						38,624
Subscriptions received for common stock through public offerings and reinvestment plan	10,390	104	103,081	—	—	103,185
Redemption of common stock	(1,724)	(17)	(16,362)	—	—	(16,379)
Stock issuance costs	—	—	(8,176)	—	—	(8,176)
Distributions declared ($0.1776 per share)	—	—	—	(45,499)	—	(45,499)

Balance at March 31, 2006	264,193	$2,642	$2,373,850	$(84,641)	$7,711	$2,299,562

See accompanying notes to condensed consolidated financial statements.

CNL RETIREMENT PROPERTIES, INC.
AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(in thousands)

	Three Months Ended March 31,
	2006	2005
Increase (decrease) in cash and cash equivalents:
Net cash provided by operating activities	$55,511	$52,814

Investing activities:
Investment in land, buildings and equipment	(177,370)	(194,641)
Investment in direct financing leases	(300)	—
Investment in intangible lease costs	(14,434)	(8,613)
Investment in Senior Secured Term Loan	(18,000)	—
Proceeds from sale of Properties	1,155	—
Payment of acquisition fees and costs	(7,458)	(10,224)
Payment of deferred leasing costs	(1,173)	(265)
Decrease (increase) in restricted cash	(591)	12,251

Net cash used in investing activities	(218,171)	(201,492)

Financing activities:
Proceeds from borrowings on mortgages payable	136,520	219,010
Principal payments on mortgages payable	(2,896)	(1,767)
Proceeds from issuance of bonds payable	5,371	2,449
Retirement of bonds payable	(2,199)	(2,481)
Proceeds from construction loans payable	10,081	16,685
Repayments of construction loans payable	(45,170)	—
Proceeds from line of credit	45,000	—
Repayment of line of credit	(15,000)	—
Payment on term loan	—	(60,000)
Refund of loan costs	2,657	—
Payment of loan costs	(1,533)	(2,036)
Contributions from minority interests	2,780	629
Distributions to minority interests	(296)	(11)
Subscriptions received from stockholders	103,185	87,533
Distributions to stockholders	(45,499)	(42,593)
Redemption of common stock	(13,576)	(11,343)
Payment of stock issuance costs	(9,463)	(7,468)

Net cash provided by financing activities	169,962	198,607

Net increase in cash and cash equivalents	7,302	49,929
Cash and cash equivalents at beginning of period	94,902	51,781

Cash and cash equivalents at end of period	$102,204	$101,710

Supplemental schedule of non-cash investing and financing activities:
Mortgage Loans issued in connection with the sale of Properties	$4,800	$—

Mortgages assumed on properties purchased	$—	$41,406

See accompanying notes to condensed consolidated financial statements.

CNL RETIREMENT PROPERTIES, INC.
AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2006 and 2005
(Unaudited)

1. Organizational and Basis of Presentation:

        Organization—CNL Retirement Properties, Inc., a Maryland corporation, was organized in December 1997 to operate as a real estate investment trust (a "REIT") for federal income tax purposes. Throughout this document, CNL Retirement Properties, Inc. and each of its subsidiaries and several consolidated partnerships and joint ventures are referred to as "we", "us" and "our." Various other wholly owned or majority owned subsidiaries are expected to be formed in the future for the purpose of acquiring or developing additional real estate properties and holding other permitted investments.

        We acquire primarily real estate properties related to seniors' housing and health care facilities (the "Properties") located primarily across the United States. The Properties may include independent living, assisted living and skilled nursing facilities, continuing care retirement communities ("CCRC") and life care communities (collectively "Seniors' Housing"), medical office buildings, specialty and walk-in clinics, free standing ambulatory surgery centers, specialty or general hospitals and other types of health care-related facilities (collectively "Medical Facilities"). Seniors' Housing facilities are generally leased on a long-term, triple-net basis and Medical Facilities are generally leased on a shorter-term, gross or triple-net basis. We may provide mortgage financing loans ("Mortgage Loans"), furniture, fixture and equipment financing ("Secured Equipment Leases") and other loans to operators or developers of Seniors' Housing and Medical Facilities. In addition, we may invest up to a maximum of 5% of total assets in equity interests in businesses, including those that provide services to or are otherwise ancillary to the retirement and health care industries. We operate in one business segment, which is the ownership, development, management and leasing of health care-related real estate. At March 31, 2006, we owned 185 Seniors' Housing facilities, 86 Medical Facilities, including 2 specialty hospitals and 2 walk-in clinics, and 2 Seniors' Housing facilities and a parcel of land that we hold for sale.

        We retained CNL Retirement Corp. (the "Advisor") as our advisor to provide management, acquisition, advisory and administrative services relating to our Properties, Mortgage Loans, Secured Equipment Lease program, other loans and other permitted investments pursuant to an advisory agreement dated May 14, 2004 (the "Advisory Agreement") that was renewed pursuant to a renewal agreement effective May 3, 2005 for a one-year term (the "2005 Renewal Agreement") and was amended by an amendment to the 2005 Renewal Agreement on July 13, 2005 (the "2005 Renewal Amendment" together with the 2005 Renewal Agreement, the "2005 Renewal Agreements"). On May 1, 2006, we entered into a renewal agreement (the "2006 Renewal Agreement") with the Advisor, pursuant to which the Advisory Agreement was renewed, as amended by the 2005 Renewal Agreements, for an additional one-year term commencing on May 3, 2006 and ending on May 3, 2007. The Advisory Agreement may be terminated at an earlier date upon 60 days prior written notice by either party or by mutual consent of the parties.

        Strategic Alliances—In 2005, we entered into an agreement with The Cirrus Group, LLC ("Cirrus"), a development and property management company, to acquire, at our election, Medical Facilities, some of which have yet to be developed. The acquisitions contemplated under this agreement are expected to occur over a five-year term, subject to certain conditions, or until $1.0 billion is invested in Medical Facilities, including specialty hospitals. We will have minority interest partners in connection with the ownership of each of these Properties, including Cirrus principals, physicians and other investors associated with Cirrus principals. As of March 31, 2006, we had acquired a majority equity interest in two Medical Facilities for $52.6 million under this agreement, for which Cirrus and its affiliates made $0.9 million in minority interest contributions.

        At March 31, 2006, Cirrus managed 23 of our Medical Facilities, including two Properties that we acquired from third parties.

        In 2005, we entered into an agreement to provide a Cirrus affiliate with an interest only, five-year senior secured term loan under which up to $85.0 million (plus capitalized interest) may be borrowed to finance the acquisition, development, syndication and operation of new and existing surgical partnerships ("Senior Secured Term Loan"). At March 31, 2006, the balance outstanding under the Senior Secured Term Loan was $34.0 million. In connection with the Senior Secured Term Loan, we received stock warrants which are exercisable into a 10% to 15% ownership interest of the borrower. The stock warrants are exercisable at the earlier of an event of default or the full repayment of the Senior Secured Term Loan and expire in September 2015.

        We own a 55% controlling interest in The DASCO Companies, LLC ("DASCO"), a development and property management company. Our relationship with DASCO has provided and may continue to provide opportunities for us to participate in new Medical Facility development and acquisition opportunities as well as Medical Facilities management. DASCO may also provide development and property management services to third parties. At March 31, 2006, DASCO managed fifty-four of our Medical Facilities, including two walk-in clinics and was developing five of our Medical Facilities.

        Basis of Presentation—The accompanying condensed consolidated financial statements (the "consolidated financial statements") have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and note disclosures required by GAAP for complete financial statements. The accompanying consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Operating results for the three months ended March 31, 2006, may not be indicative of the results that may be expected for the year ending December 31, 2006. Amounts included in the financial statements as of December 31, 2005, have been derived from the audited financial statements.

        These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Annual Report on Form 10-K of CNL Retirement Properties, Inc. and its subsidiaries for the year ended December 31, 2005. The accompanying consolidated financial statements include the accounts of our wholly owned subsidiaries, DASCO and other entities in which we own a majority and controlling interest. Interests of unaffiliated third parties in less than 100% owned and majority controlled entities are reflected as minority interests. All significant intercompany balances and transactions have been eliminated in consolidation.

        Reclassifications—Certain items in the prior periods' financial statements have been reclassified to conform to the 2006 presentation, including those related to our real estate held for sale (see Note 5). These reclassifications had no effect on reported equity or net income.

2. Public Offerings:

        We completed our fifth public offering (the "2004 Offering") on March 26, 2006. During the three months ended March 31, 2006, we raised $103.2 million in subscription proceeds from the 2004 Offering. Total subscription proceeds received from the 2004 Offering and the four prior public offerings amount to $2.7 billion at March 31, 2006.

        The price per share of all of the equity offerings of our common stock was $10.00 per share, with the exception of (i) shares purchased pursuant to volume or other discounts and (ii) shares purchased through our reinvestment plan since the beginning of the 2004 Offering, which have been priced at $9.50 per share.

3. Acquisitions:

        In January 2006, we acquired majority equity interests in seven Medical Facilities for $84.5 million which we funded, in part, with proceeds from a new $56.3 million, ten-year mortgage loan. Four of the acquired Properties are located in Texas, two are in Arizona and one is in Missouri, and in aggregate they contain 323,000 square feet. Cirrus will manage the Properties.

        In February 2006, we acquired a Seniors' Housing Property that is being developed. The project is expected to be completed in the fourth quarter of 2006 with an estimated cost of $5.7 million. The 46-unit assisted living facility is located in Michigan.

        In March 2006, we acquired majority equity interests in five Medical Facilities for $72.6 million which we funded, in part, with proceeds from a new $47.2 million, ten-year mortgage loan. Four of the Medical Facilities are located in Texas, and one is in Oklahoma, and in aggregate they contain 268,000 square feet. Cirrus will manage the Properties.

        In March 2006, we acquired a majority equity interest in a Medical Facility for $24.5 million. The Medical Facility is located in California and contains 55,000 square feet. Cirrus will manage the property.

4. Other Assets:

        Other assets included the following (in thousands):

	March 31, 2006	December 31, 2005
Senior Secured Term Loan	$34,000	$16,000
Property acquisition deposits	—	10,601
Deferred receivables	8,223	6,638
Fair value of cash flow hedges	7,711	4,839
Mortgage Loan receivable	4,800	—
Prepaid expenses	2,999	4,950
Acquisition costs	4,055	7,633
Other	2,255	2,274

	$64,043	$52,935

5. Real Estate Held For Sale:

        In March 2006, we sold two Properties which were classified as held for sale to an unrelated third party for $6.0 million and recorded a net loss of $0.5 million. We issued a Mortgage Loan receivable with a three-year term secured by the Properties in the amount of $4.8 million. This amount is included in other assets on our consolidated balance sheet as of March 31, 2006. Interest is payable annually at a rate of 6.0% and principal is due at maturity. In January 2006, we entered into an agreement to sell one additional Property for an expected sales price of $2.1 million.

        As of March 31, 2006, real estate held for sale included two Seniors' Housing facilities and a parcel of land with an aggregate net carrying value of $6.9 million.

        The operational results associated with Properties classified as held for sale were presented as loss from discontinued operations in the accompanying consolidated statements of income. Summarized financial information was as follows (in thousands):

	Three Months Ended March 31,
	2006	2005
Rental income from operating leases	$148	$528
Provision for doubtful accounts	(124)	—
Impairment provisions	—	(6,197)
Net loss on disposal of Properties	(450)	—
Loss from discontinued operations	(469)	(5,826)

6. Indebtedness:

        Mortgages payable—At March 31, 2006, we had $1.4 billion in mortgage debt secured by Properties with an aggregate carrying amount of $2.4 billion. Interest rates on the mortgage notes ranged from 4.85% to 8.42% with a weighted-average rate of 5.87% at March 31, 2006.

        In January 2006, we entered into a $56.3 million, ten-year mortgage loan that bears fixed-rate interest at 5.59%. Payments for the first five years are interest only, with principal payments beginning in March 2011.

        In February 2006, we entered into a $33.0 million mortgage loan and used the proceeds and cash on hand to pre-pay a $48.0 million construction loan facility with a principal balance of $41.9 million. The new interest-only, five-year loan bears interest at a rate equal to LIBOR plus 150 basis points (6.13% all-in rate at March 31, 2006).

        In March 2006, we entered into a $47.2 million, ten-year mortgage loan that bears fixed-rate interest at 5.81%. Payments for the first five years are interest only, with principal payments beginning in May 2011.

        Construction loans payable—Total construction loans outstanding at March 31, 2006, were $108.5 million, and total liquidity remaining was $33.7 million. During the three months ended March 31, 2006, we prepaid a construction loan facility with a $41.9 million balance, entered into a new construction loan facility of $7.7 million and collectively drew a net of $10.1 million under all of our construction loans related to certain Properties in various stages of development. The loans are variable interest rate loans and mature from November 2006 through December 2013. We anticipate that we will obtain permanent financing to repay the construction loans as they become due.

        Line of Credit—At March 31, 2006, $105.0 million was outstanding under our $320.0 million two-year senior secured revolving line of credit (the "Revolving LOC"). The Revolving LOC requires interest-only payments at LIBOR plus a percentage that fluctuates depending on our aggregate amount of debt outstanding in relation to our total assets (6.52% all-in rate at March 31, 2006, which represents a pricing of LIBOR plus 170 basis points). The amount available for use under the Revolving LOC is subject to certain limitations based on the pledged collateral. As of March 31, 2006, the Revolving LOC was collateralized by 36 Properties with a carrying value of $389.4 million that, in the aggregate, allowed us to draw up to $283.0 million.

7. Financial Instruments: Derivatives and Hedging:

        In May 2005, we entered into two interest rate swap agreements effective June 1, 2005, and one interest rate swap agreement effective July 1, 2005, for an aggregate notional amount of $233.8 million to hedge against unfavorable fluctuations in interest rates on our variable interest rate mortgage notes payable. At March 31, 2006, the fair value of these contracts was $7.7 million and was included in other assets in the accompanying consolidated balance sheets. The change in net unrealized gain of $2.9 million as of March 31, 2006, for derivatives designated as cash flow hedges is disclosed separately in the accompanying consolidated statements of stockholders' equity as the change in fair value of cash flow hedges. The effective portion of gains and losses on these contracts are recognized in accumulated other comprehensive income whereas the ineffective portions are recognized in earnings. During the three months ended March 31, 2006, the ineffective portion of these hedges was not significant.

8. Related Party Transactions:

        Pursuant to the Advisory Agreement, as amended and renewed, the Advisor and its affiliates earn certain fees and are entitled to receive reimbursement of certain expenses.

        Acquisition fees—During the three months ended March 31, 2006 and 2005, we incurred acquisition fees of $7.3 million and $13.5 million, respectively, for, among other things, identifying Properties and structuring the terms of the leases (equal to 3.0% of gross offering proceeds and loan proceeds from permanent financing under the 2004 Offering). These fees are included in other assets in the accompanying consolidated balance sheets prior to being allocated to individual Properties or intangible lease costs.

        Management fees—We incurred monthly asset management fees totaling $5.1 million and $4.5 million during the three months ended March 31, 2006 and 2005, respectively (0.05% of the amount actually paid or allocated to the purchase, development, construction or improvement of a property, exclusive of acquisition fees and acquisition expenses, and the outstanding principal balance of any Mortgage Loans as of the end of the preceding month).

        Administrative services—Our Advisor and its affiliates provide various administrative services, including, but not limited to, accounting; financial, tax, insurance administration and regulatory compliance reporting; stockholder distributions and reporting; due diligence and marketing; and investor relations. During the three months ended March 31, 2006 and 2005, we incurred $0.6 million and $2.0 million for these services, respectively.

        Offering expenses—Offering expenses incurred by the Advisor and its affiliates on our behalf, together with selling commissions, the marketing support fee and due diligence expense reimbursements were $8.2 million during each of the quarters ended March 31, 2006 and 2005. These amounts are treated as stock issuance costs and charged to stockholders' equity.

9. Subsequent Events:

        Distributions—On April 1 and May 1, 2006, our Board of Directors authorized distributions to stockholders of record on those dates, totaling $31.3 million, or $0.0592 per share of common stock at each record date, payable by June 30, 2006.

        Advisory Agreement—On May 1, 2006, we entered into the 2006 Renewal Agreement with the Advisor, pursuant to which the Advisory Agreement was renewed, as amended by the 2005 Renewal Agreements, for an additional one-year term commencing on May 3, 2006 and ending on May 3, 2007.

        Pending Merger—On May 1, 2006, we entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Health Care Property Investors, Inc., a Maryland corporation ("HCP") and Ocean Acquisition 1, Inc., a Maryland corporation and a wholly owned subsidiary of HCP ("Merger Sub"), pursuant to which we have agreed to merge (the "Merger") with and into Merger Sub, with Merger Sub continuing as the surviving corporation. Under the terms of the Merger Agreement, at the effective time of the Merger, each share of our common stock, par value $0.01, issued and outstanding immediately prior to the effective time of the Merger (other than shares held by HCP, Merger Sub, us or any of their or our respective wholly owned subsidiaries, and any dissenting stockholders), will be converted into the right to receive consideration equivalent in value to approximately $13.50 per share (without interest), consisting of approximately:

  •
  $11.13 in cash (representing approximately 82% of the total consideration per share); and

  •
  0.0865 shares of HCP common stock, par value $1.00 per share.

        As of May 1, 2006, we had approximately 264.2 million shares of common stock outstanding. HCP will also assume approximately $1.6 billion of our outstanding debt.

        Simultaneously with the execution of the Merger Agreement, HCP entered into a merger agreement (the "Advisor Merger Agreement") with the Advisor and the stockholders of the Advisor, pursuant to which HCP has agreed to acquire the Advisor for shares of HCP common stock valued at approximately $120.0 million (the "Advisor Merger"). The consummation of the Merger and the Advisor Merger are each conditioned upon the consummation of the other. There can be no assurances that the Merger and the Advisor Merger will be consummated.

        Redemption Plan—Our Board of Directors has determined that it is in the best interest of our company to suspend our redemption plan, beginning with the second quarter of 2006. The suspension of our redemption plan is effective as of June 15, 2006, and therefore no shares of our common stock will be redeemed for the second quarter of 2006.

        Reinvestment Plan—Our Board of Directors has also determined that it is in the best interest of our company to terminate our distribution reinvestment plan, beginning with the second quarter of 2006. The termination of our distribution reinvestment plan is effective as of June 15, 2006, and therefore no distributions to our stockholders will be reinvested in shares of our common stock pursuant to our distribution reinvestment plan for the second quarter of 2006.

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders of
CNL Retirement Corp.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholder's equity and of cash flows present fairly, in all material respects, the financial position of CNL Retirement Corp. and its subsidiary (the "Company") at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1, the Company provides management, advisory and administrative services, and assists in developing and identifying seniors' housing and health care-related properties and obtaining financing for CNL Retirement Properties, Inc. and subsidiaries.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida
April 7, 2006

CNL RETIREMENT CORP.
AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$1,492,063	$5,235,669
Due from related parties	2,129,615	1,397,956
Prepaid expenses	70,057	122,780

Total current assets	3,691,735	6,756,405
Property and equipment, net	2,466,460	1,457,363
Other assets, at cost	245,137	230,799

	$6,403,332	$8,444,567

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable and accrued expenses	$3,678,057	$2,357,176
Due to related parties	—	1,728,172

Total current liabilities	3,678,057	4,085,348
Deferred rent expense	202,133	165,279

Total liabilities and deferred expense	3,880,190	4,250,627

Commitments and contingencies
Stockholder's equity:
Class A common stock; $1 par value per share; 10,000 shares authorized; 1,000 shares issued and outstanding	1,000	1,000
Class B common stock; $1 par value per share; 5,000 shares authorized; 1,027 shares issued and outstanding	1,027	—
Additional paid in capital	2,521,115	—
Retained earnings	—	4,192,940

Total stockholder's equity	2,523,142	4,193,940

	$6,403,332	$8,444,567

The accompanying notes are an integral part of these consolidated financial statements.

CNL RETIREMENT CORP.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2005 and 2004

	2005	2004
Revenue:
Acquisition fees	$6,349,471	$38,146,953
Debt acquisition fees	13,789,410	29,951,684
Management fees leases	19,143,304	13,032,700
Development fees	26,632	231,847
Interest and other income	3,008,244	1,860,112

	42,317,061	83,223,296

Expenses:
Corporate services provided by related parties	$4,106,138	$23,362,267
Salaries and benefits	12,735,042	9,641,686
General and administrative	4,222,131	3,642,123
Rent	914,127	838,582
Depreciation and amortization	801,137	497,263
Interest	—	5,057

	22,778,575	37,986,978

Income before provision for income taxes	19,538,486	45,236,318
Provision for income taxes	7,473,471	17,049,512

Net Income	$12,065,015	$28,186,806

The accompanying notes are an integral part of these consolidated financial statements.

CNL RETIREMENT CORP.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
For the years ended December 31, 2005 and 2004

	Class A Common Stock		Class B Common Stock
	Shares Outstanding	Par Value	Shares Outstanding	Par Value	Additional paid in Capital	Retained Earnings	Total
Balance, December 31, 2003	1,000	$1,000	—	$—	$—	$402,303	$403,303
Dividends paid	—	—	—	—	—	(24,396,169)	(24,396,169)
Net income	—	—	—	—	—	28,186,806	28,186,806

Balance, December 31, 2004	1,000	1,000	—	—	—	4,192,940	4,193,940
Shares issued	—	—	1,027	1,027	8,626,674	—	8,627,701
Dividends paid	—	—	—	—	(6,105,559)	(16,257,955)	(22,363,514)
Net income	—	—	—	—	—	12,065,015	12,065,015

Balance, December 31, 2005	1,000	$1,000	1,027	$1,027	$2,521,115	$—	$2,523,142

The accompanying notes are an integral part of these consolidated financial statements.

CNL RETIREMENT CORP.
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net income	$12,065,015	$28,186,806
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	801,137	497,263
Loss on sale of assets	4,373	—
Changes in operating assets and liabilities:
Due from related parties	(731,659)	(1,373,812)
Prepaid expenses	52,723	(45,564)
Accounts payable and accrued expenses	726,239	1,441,273
Due to related parties	(1,728,172)	1,728,172
Deferred rent expense	36,854	57,345

Net cash provided by operating activities	11,226,510	30,491,483

Cash flows from investing activities:
Purchases of property and equipment	(1,219,965)	(704,817)
Increase in other assets	(14,338)	—

Net cash used in investing activities	(1,234,303)	(704,817)

Cash flows from financing activities:
Principal payments on capital lease obligations	—	(157,358)
Issuance of B shares	8,627,701	—
Dividends paid to stockholders	(22,363,514)	(24,396,169)

Net cash used in financing activities	(13,735,813)	(24,553,527)

Net (decrease) increase in cash and cash equivalents	(3,743,606)	5,233,139
Cash and cash equivalents at beginning of period	5,235,669	2,530

Cash and cash equivalents at end of period	$1,492,063	$5,235,669

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$—	$5,057

Cash paid during the year for income taxes	$7,473,471	$15,321,340

The accompanying notes are an integral part of these consolidated financial statements.

CNL RETIREMENT CORP.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004

Note 1—Significant Accounting Policies:

        Organization and Nature of Business—CNL Retirement Corp. (the "Company"), a Florida C corporation, was organized on July 1, 1997. The Company is owned by CNL Real Estate Group, Inc., (the "Parent"), a wholly-owned subsidiary of CNL Financial Group, Inc. ("CFG").

        The Company and its wholly-owned subsidiary, CNL Retirement Development Company ("CRDC"), provide management, advisory and administrative services, and assists in identifying and acquiring seniors' housing and health care-related properties and obtaining financing for CNL Retirement Properties, Inc. and its subsidiaries ("CRP"). CRP is a Real Estate Investment Trust registered with the Securities and Exchange Commission.

        Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and CRDC. All significant intercompany balances and transactions have been eliminated.

        Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds. Cash equivalents are stated at cost, which approximates fair value.

        Cash accounts maintained on behalf of the Company in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Company has not experienced any losses in such accounts.

        Property and Equipment—Property and equipment is stated at cost less accumulated depreciation. For financial statement purposes, the Company changed to the straight-line method of depreciation effective January 1, 2005, for all newly acquired property and equipment. Assets acquired before the effective date of the change continue to be depreciated principally by accelerated methods. The estimated useful lives of the property and equipment range from 3 to 15 years. The Company believes the new straight-line method will more accurately reflect its financial results by better matching costs of new property over the useful lives of these assets.    The effect of the change was not material to the 2005 financial results of operations. Leasehold improvements are amortized over the life of the improvement or the term of the lease, whichever is shorter.

        Revenue Recognition—The Company records revenue relating to services performed under the terms of its advisory agreement with CRP as follows:

          Acquisition Fees—As offering proceeds are received by CRP and available for investment at the rate of 3.0 to 4.0 percent of gross offering proceeds. (See Note 2.)

          Debt Acquisition Fees—Upon closing of permanent financing at the rate of 3.0 to 4.0 percent of loan proceeds. (See Note 2.)

          Collectively, the acquisition fees on gross equity proceeds and the debt acquisition fees on loan proceeds are referred to as "Acquisition Fees".

          Development Fees—As the related services are performed in amounts equal to a negotiated percentage of anticipated project costs.

          Management Fees—On a monthly basis at 1/12 of .6 percent of CRP's real estate asset value and the outstanding principal balance of any mortgage loans as of the end of the preceding month.

          Personnel Reimbursement Charges—On a monthly basis as the related costs are incurred.

        Income Taxes—The Company's taxable income or loss is included in its Parent's consolidated federal and state income tax returns. The Company accounts for income taxes under a tax sharing arrangement that approximates the provision that would be recognized if it were filing tax returns on a stand-alone basis.

        Use of Estimates—Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

        Recent Accounting Pronouncements—In May 2005, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections ("FAS 154"), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and Statement of Financial Accounting Standards Board No. 3, Reporting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28. FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle and the reporting of a correction of an error. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, Share-Based Payment ("FAS 123R"). FAS 123R is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. FAS 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. FAS 123 focuses primarily on accounting for transaction in which an entity obtains employee services in share-based payment transactions. As the Company does not currently have share-based payment transactions, adoptions of FAS 123R is not expected to have a significant impact on the Company's results of operations.

Note 2—Related Party Transactions:

        One of the principal shareholders of the Parent and CFG is a stockholder, director and officer of CRP and is an officer and director of the Company. Additionally, the President of CFG, who is an officer of the Company, is a director and officer of CRP.

        The Company's fee revenue is primarily earned for services provided to CRP. The Company and CRP have entered into an advisory agreement pursuant to which the Company earns a monthly management fee equal to one-twelfth of 0.6 percent of CRP's real estate asset value and the outstanding principal amount of any mortgage loans as of the end of the preceding month. Management fees earned under the advisory agreement for the years ended December 31, 2005 and 2004 were $19,143,304 and $13,032,700, respectively.

        The Company is also entitled to receive acquisition fees for services rendered in identifying and acquiring properties and structuring the terms of the related leases and negotiating mortgage loans equal to a percentage of gross equity proceeds from CRP stock offerings and loan proceeds from permanent financing. This percentage equaled 4.0 percent from January 1, 2005 to May 2, 2005 and 3.0 percent from May 3, 2005 to December 31, 2005. Total acquisition fees of $20,138,881 were earned for the year ended December 31, 2005. This percentage equaled 4.5 percent from January 1, 2004 to May 13, 2004 and 4.0 percent from May 14, 2004 to December 31, 2004. Total acquisition fees of $68,098,637 were earned for the year ended December 31, 2004.

        The Company pays CFG, based on a verbal agreement, a fee equal to a percentage of gross equity proceeds from CRP stock offerings for branding, executive management and other corporate services. This percentage equaled 2.5 percent from January 1, 2005 to May 2, 2005 and 2.0 percent from May 3, 2005 to December 31, 2005. The Company paid $4,106,138 to CFG for these services during the year ended December 31, 2005. This percentage equaled 2.75 percent from January 1, 2004 to May 13, 2004 and 2.5 percent from May 14, 2004 to December 31, 2004. The Company paid $23,362,267 to CFG for these services during the year ended December 31, 2004.

        The Company is entitled to receive fees in connection with the development, construction, and renovation of properties and earned $26,632 and $231,847 from related entities for the years ended December 31, 2005 and 2004, respectively.

        The Company is required under the terms of its advisory agreement with CRP to reimburse CRP for operating expenses if CRP's operating expenses paid or incurred exceed, in any four consecutive fiscal quarters, the greater of 2 percent of CRP's average invested assets or 25 percent of net income. For the years ended December 31, 2005 and 2004, no reimbursement was required.

        The Company provides accounting and administrative services to CRP for which it receives personnel expense reimbursements, in addition to the fees described above. For the years ended December 31, 2005 and 2004, such reimbursements amounted to $2,935,373 and $1,814,744, respectively and are included in interest and other income in the accompanying consolidated statements of income.

        CFG provides marketing, administration, technology systems, human resources, accounting, tax and compliance services to the Company. Amounts paid to CFG for these services amounted to $2,270,610 and $2,294,340, for the years ended December 31, 2005 and 2004, respectively, and are included is general and administrative expense in the accompanying consolidated statements of income.

        Amounts due from related parties at December 31, 2005 and 2004, consist of the following:

	2005	2004
Acquisition fees	$309,191	$523,709
Other	1,820,424	874,247

	$2,129,615	$1,397,956

        Amounts due to related parties at December 31, 2005 and 2004, consist of the following:

	2005	2004
Income taxes	$—	$1,728,172

        The Company maintains bank accounts in a bank in which certain officers and directors of the Company serve as directors and are significant stockholders. The amounts deposited with this bank were $1,492,063 and $5,235,069 at December 31, 2005 and 2004, respectively.

        See Note 8 for Related Party Lease Obligations.

Note 3—Property and Equipment, net:

        Property and equipment consist of the following at December 31, 2005 and 2004:

	2005	2004
Furniture and fixtures	$1,522,253	$930,015
Computer equipment and software	1,859,959	747,637
Leasehold improvements	615,642	571,883

	3,997,854	2,249,535
Less accumulated depreciation	(1,531,394)	(792,172)

	$2,466,460	$1,457,363

Note 4—Other Assets:

        Other assets consist of the following at December 31, 2005 and 2004:

	2005	2004
Common stock—CNL Retirement Properties, Inc., carried at cost which approximates fair market value (20,000 shares)	$200,000	$200,000
Other	45,137	30,799

	$245,137	$230,799

Note 5—Income Taxes:

        The provision for income taxes consisted of the following for the years ended December 31, 2005 and 2004:

	2005	2004
Current:
Federal	$6,496,547	$14,557,556
State	976,924	2,491,956

	$7,473,471	$17,049,512

Note 6—Profit Sharing Plan:

        Employees of the Company are included in the Parent's defined contribution profit sharing plan (the "Plan"). The Plan is designed in accordance with the applicable sections of the Internal Revenue Code, and is not subject to minimum funding requirements. The Plan covers all eligible employees of the Company and its subsidiary upon completion of six months of service. The employees may elect to contribute up to a maximum of 98 percent of their salary under Internal Revenue Service regulations. The Company matches 50 percent of the first 6 percent of each employee's contribution up to a maximum of 3 percent of their salary. For the years ended December 31, 2005 and 2004, the Company's contribution, including administration costs, amounted to approximately $133,000 and $110,000, respectively, and is included in salaries and benefits in the accompanying consolidated statements of income.

Note 7—Rights of Common Stockholders:

        Each share of Class A common stock is entitled to one vote. The rights of the Class B common stock are as follows:

  •
  each share of Class B common stock is equivalent to 1/100th of a share of Class A common stock with regard to all matters, including voting rights, participation in payment of dividends, and distribution in liquidation of the Company; and

  •
  if the Company is a participant in a merger or consolidation that results in the conversion, exchange or cancellation of the outstanding shares of Class A common stock or the sale or transfer of all or substantially all of the assets of the Company, then in such event each holder of the Class B common stock shall be entitled to the same consideration as the holder of an equivalent number of shares of Class A common stock.

  •
  the Class B common shares issued are subject to employee stock purchase agreements that give CFG the right to purchase varying percentages of the stock at the issuance price in the event that the holders leave employment of the Company or other CFG affiliates within 48 months after issuance. Upon change of control or merger, the repurchase option is voided.

Note 8—Obligations Under Operating Leases:

        The Company was allocated a portion of lease rent obligations relating to office space leased from a related party. The lease provides for minimum monthly rental payments through October 2014. Deferred rent expense represents the difference between rent paid and the total cost of the lease recognized on a straight-line basis over the remaining term of the lease. Rent expense, including amortization of deferred rent, relating to the Company's allocated portion of the lease payments totaled $468,466 and $544,067 for the years ended December 31, 2005 and 2004.

        The Company entered into a new lease with a related party for office space in November 2005. The lease provides for minimum monthly rent payments through November 2015 of $86,198 per month commencing March 2006. This lease is replacing the allocation of the lease for office space noted above. As such, the future minimum lease payments have been adjusted to reflect the replacement of that lease allocation with the new lease.

        The Company has been allocated a portion of a lease rent obligation relating to other office space. This lease provides for minimum monthly rental payments of $30,881 through March 2006. Rent expense relating to the Company's allocated portion of the lease payments totaled $409,712 and $270,343 for the years ended December 31, 2005 and 2004.

        The Company's allocation of future minimum lease payments is as follows:

Year ending December 31,
2006	$1,070,899
2007	1,051,776
2008	1,072,650
2009	1,094,145
2010	1,116,076
Thereafter	6,129,750

$11,535,296

CNL RETIREMENT CORP.
AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$1,426,809	$1,492,063
Due from related parties	477,406	2,129,615
Prepaid expenses and other assets	66,221	70,057

Total current assets	1,970,436	3,691,735

Property and equipment, net	3,525,706	2,466,460
Other assets, at cost	245,137	245,137

	$5,741,279	$6,403,332

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$1,164,527	$3,678,057
Dividends payable	50,492	—
Due to related parties	2,579,964	—

Total current liabilities	3,794,983	3,678,057

Deferred rent expense	—	202,133

Total liabilities and deferred expense	3,794,983	3,880,190

Commitments and contingencies
Stockholders' equity:
Class A common stock; $1 par value per share; 10,000 shares authorized; 1,000 shares issued and outstanding	1,000	1,000
Class B common stock; $1 par value per share; 5,000 shares authorized; 1,027 shares issued and outstanding	1,027	1,027
Additional paid-in capital	1,944,269	2,521,115
Retained earnings	—	—

Total stockholders' equity	1,946,296	2,523,142

	$5,741,279	$6,403,332

The accompanying notes are an integral part of these condensed consolidated financial statements.

CNL RETIREMENT CORP.
AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(UNAUDITED)

	Three Months Ended March 31,
	2006	2005
Revenue:
Acquisition fees	$2,581,268	$3,490,727
Debt acquisition fees	4,327,935	10,450,657
Management fees leases	5,126,778	4,498,507
Development fees	3,905	—
Interest and other income	621,945	647,998

	12,661,831	19,087,889

Expenses:
Corporate services provided by related parties	860,423	2,174,642
Salaries and benefits	3,310,462	2,443,099
General and administrative	920,069	933,239
Rent	260,693	226,761
Depreciation and amortization	201,600	126,742

	5,553,247	5,904,483

Income before provision for income taxes	7,108,584	13,183,406
Provision for income taxes	(2,719,034)	(4,960,916)

Net income	$4,389,550	$8,222,490

The accompanying notes are an integral part of these condensed consolidated financial statements.

CNL RETIREMENT CORP.
AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(UNAUDITED)
Three Months Ended March 31, 2006

	Class A Common Stock		Class B Common Stock
	Shares Outstanding	Par Value	Shares Outstanding	Par Value	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at December 31, 2005	1,000	$1,000	1,027	$1,027	$2,521,115	$—	$2,523,142
Dividends paid	—	—	—	—	(576,846)	(4,389,550)	(4,966,396)
Net income	—	—	—	—	—	4,389,550	4,389,550

Balance at March 31, 2006	1,000	$1,000	1,027	$1,027	$1,944,269	$—	$1,946,296

The accompanying notes are an integral part of these condensed consolidated financial statements.

CNL RETIREMENT CORP.
AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended March 31,
	2006	2005
Cash flows from operating activities:
Net income	$4,389,550	$8,222,490
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	201,600	126,742
Loss on retired assets	232,850	—
Changes in operating assets and liabilities:
Due from related parties	1,652,209	(3,609,342)
Prepaid expenses and other assets	3,836	26,045
Accounts payable and accrued expenses	(1,918,888)	(1,943,068)
Dividends payable	50,492	—
Due to related parties	1,985,322	4,954,832
Deferred rent expense	(202,133)	9,564

Net cash provided by operating activities	6,394,838	7,787,263

Cash flows from investing activities:
Purchases of property and equipment	(1,992,027)	(39,034)
Proceeds from sale of assets	498,331	—

Net cash used in investing activities	(1,493,696)	(39,034)

Cash flow from financing activities:
Dividends paid to stockholders	(4,966,396)	(12,978,098)

Net cash used in financing activities	(4,966,396)	(12,978,098)

Net increase in cash and cash equivalents	(65,254)	(5,229,869)
Cash and cash equivalents at beginning of period	1,492,063	5,235,669

Cash and cash equivalents at end of period	$1,426,809	$5,800

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$2,719,034	$4,960,916

The accompanying notes are an integral part of these condensed consolidated financial statements.

CNL RETIREMENT CORP. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
Quarters Ended March 31, 2006 and 2005

1. Organization and Nature of Business

        CNL Retirement Corp. (the "Company") and its wholly owned subsidiary, CNL Retirement Development Company, provide management, advisory and administrative services and assist in identifying and acquiring seniors' housing and health care-related properties and obtaining financing for CNL Retirement Properties, Inc. and it's subsidiaries ("CRP").

2. Interim Period Financial Statements

        The interim statements have been prepared without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The Company's management believes the disclosures made are adequate to make the interim financial information presented not misleading.

        In the opinion of management, the accompanying interim statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Company as of March 31, 2006 and the results of operations and cash flows for the three months ended March 31, 2006 and 2005. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations.

        Amounts included in the financial statements as of December 31, 2005, have been derived from the audited financial statements of the Company for the year then ended.

        These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements of CNL Retirement Corp. for the year ended December 31, 2005. The accompanying unaudited condensed consolidated financial statements include the accounts of CNL Retirement Corp. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated.

3. Related Party Transactions

        One of the principal stockholders of the Company's parent is a stockholder, director and officer of CRP and is also an officer and director of the Company. Additionally, the President of the Company's parent is an officer and director of the Company as well as an officer and director of CRP.

        The Company's fee revenue is primarily earned for services provided to CRP. In addition, the Company provides accounting and administrative services to CRP and other related companies for which it receives personnel reimbursements. For the three months ended March 31, 2006 and 2005 such reimbursements amounted to $612,892 and $630,359, respectively and are included in interest and other income.

        Amounts due from related parties at March 31, 2006 and December 31, 2005 consist of the following:

	March 31, 2006	December 31, 2005
Acquisition fees	$(63,473)	$309,191
Other	540,879	1,820,424

	$477,406	$2,129,615

        Amounts due to related parties at March 31, 2006 and December 31, 2005 consist of the following:

	March 31, 2006	December 31, 2005
Amounts due for furniture deposits paid by Parent	$2,579,964	$—

	$2,579,964	$—

        Amounts due are unsecured, non-interest bearing and due on demand.

        The Company maintains bank accounts in a bank in which certain officers and directors serve as directors and are stockholders. The amounts deposited with this bank were $1,426,209 and $1,492,063 as of March 31, 2006 and December 31, 2005, respectively.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

HEALTH CARE PROPERTY INVESTORS, INC.,

OCEAN ACQUISITION 1, INC.

and

CNL RETIREMENT PROPERTIES,  INC.

Dated as of May 1, 2006

i

ii

EXHIBITS

A
Form of Articles of Merger
B
Knowledge of the Company
C
Knowledge of Parent
D
Form of Affiliate Letter
E
Form of Greenberg Traurig LLP REIT Opinion
F
Form of Latham & Watkins LLP REIT Opinion

iii

        AGREEMENT AND PLAN OF MERGER, dated as of May 1, 2006 (this "Agreement"), by and among HEALTH CARE PROPERTY INVESTORS, INC., a Maryland corporation ("Parent"), OCEAN ACQUISITION 1, INC., a Maryland corporation and a wholly owned subsidiary of Parent ("Purchaser"), and CNL RETIREMENT PROPERTIES, INC., a Maryland corporation (the "Company") that operates as a real estate investment trust ("REIT") for federal income tax purposes.

        WHEREAS, the Company Board (as defined herein), acting upon the recommendation of the Special Committee (as defined herein), has approved this Agreement and declared that it is advisable and in the best interest of the Company and its stockholders for the Company to merge with and into Purchaser, in accordance with the General Corporation Law of the State of Maryland (the "MGCL") and upon the terms and subject to the conditions set forth herein (the "Merger");

        WHEREAS, the Boards of Directors of Parent and Purchaser have each determined that it is in their best interests and in the best interests of their respective stockholders to consummate the Merger upon the terms and subject to the conditions set forth herein, and have approved this Agreement and the Merger;

        WHEREAS, simultaneously with the execution and delivery of this Agreement, Parent is entering into an agreement and plan of merger (the "Advisor Agreement") with CNL RETIREMENT CORP., a Florida corporation (the "Advisor") and OCEAN ACQUISITION 2, LLC, a Florida limited liability company and a wholly owned subsidiary of Parent ("Advisor Purchaser"), pursuant to which at the closing of the transactions contemplated by the Advisor Agreement, the Advisor shall merge with and into the Advisor Purchaser (the "Advisor Merger");

        WHEREAS, immediately prior to the Merger, Purchaser and the Company shall execute Articles of Merger substantially in the form attached hereto as Exhibit A (the "Articles of Merger") and shall file the Articles of Merger in accordance with the MGCL to effectuate the Merger;

        WHEREAS, Parent, Purchaser and the Company intend that the Merger not qualify as a "reorganization" for purposes of Section 368 of the Code; and

        WHEREAS, Parent, Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I
DEFINITIONS

        SECTION 1.01.    Definitions.    (a) For purposes of this Agreement:

        "Acquisition Proposal" means (i) any proposal or offer from any Person (other than as contemplated by this Agreement) relating to any direct or indirect acquisition by any means of (A) more than 20% of the consolidated assets of the Company (including securities of any of the Company's Subsidiaries) or (B) more than 20% of the equity securities of the Company then outstanding; (ii) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that, if consummated, would result in any Person beneficially owning more than 20% of the equity securities of the Company then outstanding; or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its then Significant Subsidiaries, in each case other than the Merger and the other transactions contemplated hereby.

        "Aggregate Limit" means $25,000,000 in the aggregate for all asset acquisitions and all authorizations of and commitments for capital expenditures and capital expenditures made by the Company or any of its Subsidiaries after the date hereof.

        "Business Day" means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day (other than a Saturday or Sunday) on which banks are not required or authorized to close in the City of New York.

        "CERCLA" means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (42 U.S.C. Section 9601 et seq.).

        "Company Board" means the Board of Directors of the Company.

        "Company Charter" means the Amended and Restated Articles of Incorporation of the Company, as amended.

        "Company Common Stock" means the common stock of the Company, $0.01 par value per share.

        "Company Stockholder Approval" means the affirmative approval of the Merger by at least a majority of all the votes entitled to be cast on the matter by the holders of all outstanding shares of Company Common Stock as of the record date for the Company Stockholders' Meeting.

        "Company Tax Subsidiary" means any entity in which the Company owns a direct or indirect equity interest for federal or state income tax purposes of at least 10%, determined by either voting power or value.

        "Employee Plan" means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each "employee benefit plan," within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan), that is or has been maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any service provider of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has or may have any liability or obligation.

        "Environmental Claim" means any and all administrative, regulatory, judicial or third-party claims, demands, notices of violation or non-compliance, directives, proceedings, investigations, orders, decrees, judgments or other allegations of noncompliance with or liability or potential liability relating in any way to any Environmental Law or any Company Environmental Permit, as the case may be, that the Company has received notice of directly or by its registered agent in writing.

        "Environmental Laws" means all applicable federal, state, and local laws, rules and regulations, orders, judgments, decrees and other legal requirements including common law relating to the handling, use, presence, disposal, release or threatened release of any Hazardous Materials or the regulation and protection, investigation or restoration of human health, safety, the environment or natural resources or of noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threatened injury to persons or property relating to any Hazardous Materials, including, but not limited to, CERCLA; the Hazardous Materials Transportation Act, as amended (49 U.S.C. Section. 5101 et seq.); the Federal Insecticide, Fungicide, and Rodenticide Act, as amended (7 U.S.C. Section. 136 et seq.); the Resource Conservation and Recovery Act, as amended (42 U.S.C. Section 6901 et seq.); the Toxic Substances Control Act, as amended (42 U.S.C. Section. 7401 et seq.); the Clean Air Act, as amended (42 U.S.C. Section 7401 et seq.); the Federal Water Pollution Control Act, as amended (33 U.S.C. Section 1251 et seq.); the Occupational Safety and Health Act, as amended (29 U.S.C. Section 651 et seq.); the Safe Drinking Water Act, as amended (42 U.S.C. Section 300f et seq.); and their state and local counterparts or equivalents and any transfer of ownership notification or approval statute and any requirements or standards applicable to the voluntary cleanup of environmental contamination.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "Exchange Ratio" means 0.0865.

        "Excess Shares" has the meaning set forth in Section 7.7 of the Company Charter.

        "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

        "Hazardous Materials" means all substances, pollutants, chemicals, compounds and wastes listed, classified or regulated pursuant to any Environmental Law, including "pollutants," "toxic substances," "contaminants," "hazardous substances," "regulated wastes," "special wastes," or "hazardous wastes" and petroleum and any fraction thereof or asbestos-containing material, lead-based paint or plumbing, biphenyls, radioactive material, radon or other substances otherwise potentially injurious to human health and the environment including mold or other toxic growth.

        "Intellectual Property" means (i) United States, non-United States and international patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, domain names, trade dress, logos, trade names, d/b/a's, corporate names and other source identifiers, and registrations and applications for registration thereof and all renewals thereof, (iii) published and unpublished works of authorship, whether copyrightable or not, copyrightable works, copyrights, and registrations and applications for registration thereof and all renewals or extensions thereof, (iv) computer software, programs and databases, and (v) confidential and proprietary information, including trade secrets and know-how.

        "IRS" means the Internal Revenue Service of the United States.

        "Knowledge of the Company" or "Company's Knowledge" (or words of similar import) means the actual knowledge of any of the individuals listed on Exhibit B.

        "Knowledge of Parent" or "Parent's Knowledge" (or words of similar import) means the actual knowledge of any of the individuals listed on Exhibit C.

        "Liens" means any mortgages, liens, security interests, pledges, deeds to secure debt, charges or any easement, right of way, covenants, restrictions, rights of first refusal, assessments, or any other encumbrance to title.

        "Material Adverse Effect" means, when used with reference to the Company or Parent, as the case may be, any event, circumstance, change or effect (any such item, an "Effect") that is materially adverse to the business, financial condition or results of operations of such party and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following be deemed, either alone or in combination, to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect: (i) any Effect that results from changes in general economic conditions or changes in securities markets in general, including any changes in interest rates, (ii) any Effect that results from general changes in the industries in which such party and its Subsidiaries operate, (iii) any Effect related to the public announcement or the pendency or consummation of the transactions contemplated by this Agreement, (iv) any Effect that results from any action taken at the specific request of the other party, (v) any change in the market price or trading volume of the Company Common Stock or the Parent Common Stock, as the case may be, after the date hereof, provided, that, the exception in this clause shall not prevent or otherwise affect a determination that any Effect(s) underlying such change has, individually or in the aggregate with any other Effect, resulted in a Material Adverse Effect, (vi) any Effect that results from natural disasters, acts of war, sabotage or terrorism, military actions or the escalation thereof, or (vii) any Effects resulting from any change in applicable law or regulation in the geographic regions in which a party or any of its Subsidiaries operates; except in the case of clauses (i), (ii), (vi) and (vii), for any Effect that has a significantly disproportionate adverse impact on such party and its Subsidiaries compared to other companies of similar size operating in the principal industries in which such party and its Subsidiaries operate.

        "Ordinary Course" means the ordinary course of business either of the Company and its Subsidiaries or of Parent, Purchaser and Parent's Subsidiaries, as applicable, consistent with past practice, and, when referring to the Company and its Subsidiaries, shall include (but not be limited to) any action taken by the Company or its Subsidiaries pursuant to the Company's existing Company Common Stock redemption program.

        "Parent Board" means the Board of Directors of Parent.

        "Parent Charter" means the Articles of Incorporation of Parent, as amended.

        "Permitted Liens" means (i) Liens for Taxes not yet due or delinquent or, if delinquent, as to which there is a good faith dispute; provided that such Liens are reserved against (if such reserves are recognized pursuant to GAAP) or otherwise disclosed in the SEC Reports or the Parent SEC Reports, as the case may be, or the Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be, (ii) any matter disclosed in the Company Title Insurance Policies, or any title insurance policy insuring Parent's or any of its Subsidiaries' fee simple or leasehold title to any Parent Property or Parent Leased Property, (iii) Liens arising in accordance with the terms of the Company Material Contracts or the Parent Material Contracts, as the case may be (and not as a result of any breach thereunder), (iv) inchoate materialmen's, mechanics', carriers', workmen's and repairmen's liens and other liens created by Law, in each case arising in the Ordinary Course and not past due and payable or the payment of which is being contested in good faith by appropriate proceedings, (v) Liens arising under the Company Leases or the Parent leases, as the case may be, (vi) mortgages and deeds of trust granted as security for financings listed or described in, as applicable, the Company Title Insurance Policies, the Company Disclosure Schedule or the Company SEC Reports, or any title insurance policy insuring Parent's or any of its Subsidiaries' fee simple or leasehold title to any Parent Property or Parent Leased Property, the Parent Disclosure Schedule or the Parent SEC Reports, as the case may be, (vii) Liens described in Section 3.12 of the Company Disclosure Schedule or Section 4.11 of the Parent Disclosure Schedule, as the case may be, and (viii) any other Lien not specifically addressed in clauses (i)—(vii) of this sentence that does not materially diminish the value of the Company Property or the Parent Property, as the case may be, and does not materially impair or materially interfere with any permitted use of any Company Property or Parent Property, as the case may be, affected thereby.

        "Person" means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person, trust, association or entity or government, political subdivision, agency or instrumentality of a government.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Securities Act" means the U.S. Securities Act of 1933, as amended.

        "Special Committee" means the special committee of independent directors of the Company formed by the Company Board for the purpose of investigating a possible business combination involving the Company and its Subsidiaries.

        "Subsidiary" or "Subsidiaries" of the Company, the Surviving Corporation, Parent or any other Person means any corporation, partnership, joint venture, limited liability company, business trust or other entity, of which such Person, directly or indirectly, owns or controls at least 50% of the securities or other interests entitled to vote in the election of directors or others performing similar functions with respect to such organization.

        "Superior Proposal" means any unsolicited bona fide Acquisition Proposal to acquire more than 50% of the total voting power of the equity securities then outstanding, or of the assets (on a consolidated basis), of the Company that the Company Board determines in its good faith judgment upon the recommendation of the Special Committee (in each case after having received the advice of its or their financial advisor(s)), is reasonably capable of being consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal and, if consummated, would result in a transaction more favorable to the Company's stockholders from a financial point of view than the Merger.

        "Taxes" shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other similar charges of any kind imposed by any Governmental Authority, including: taxes or other charges on or with respect to income, property, sales, use, payroll, employment, social security, workers' compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customs' duties, tariffs and similar charges.

        "Tax Returns" shall mean any federal, state, local or foreign report, return, document, declaration, election or any other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including information returns, any document with respect to or accompanying payments or estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return document, declaration or other information.

        (a)   The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	§ 3.09
Advisor	Recitals
Advisor Agreement	Recitals
Advisor Merger	Recitals
Advisor Purchaser	Recitals
Affiliate Letter	§ 6.09
Agreement	Preamble
Articles of Merger	Recitals
Blue Sky Laws	§ 3.05(b)
Break-Up Fee	§ 8.02(b)
Cash Consideration	§ 2.06(a)
Certificate	§ 2.06(a)
Closing	§ 2.02
Closing Date	§ 2.02
Code	§ 2.08(e)
Company	Preamble
Company Disclosure Schedule	Article III
Company Lease	§ 3.12(h)
Company Material Contract	§ 3.16
Company Property	§ 3.12(a)(i)
Company Recommendation	§ 6.01
Company Stockholders' Meeting	§ 6.01
Company Title Insurance Policy	§ 3.12(c)
Confidentiality Agreement	§ 6.03(b)
Counsel's Gross Income Opinion	§ 8.04(a)
Counsel's Ruling Letter	§ 8.04(a)

Department	§ 2.02
Dissenting Stockholders	§ 2.06(a)
Drop Dead Date	§ 8.01(b)(iii)
Effective Time	§ 2.02
Environmental Permits	§ 3.15(b)
Exchange Agent	§ 2.08(b)(i)
Exchange Fund	§ 2.08(b)(i)
Excluded Shares	§ 2.06(a)
GAAP	§ 3.07(c)
Governmental Authority	§ 3.05(b)
Indemnified Parties	§ 6.06(b)
Law	§ 3.05(a)
Lease Documents	§ 3.12(a)(ii)
Leased Properties	§ 3.12(a)(ii)
Merger	Recitals
Merger Consideration	§ 2.06(a)
MGCL	Recitals
NYSE	§ 2.08(g)
Order	§ 7.01(c)
Parent	Preamble
Parent Common Stock	§ 2.06(a)
Parent Disclosure Schedule	Article IV
Parent Employee Plan	§ 4.11(a)
Parent Leased Properties	§ 4.12
Parent Preferred Stock	§ 4.03
Parent Properties	§ 4.12
Parent Property Owners	§ 4.12
Parent Rights	§ 4.03
Parent SEC Reports	§ 4.08(a)
Parent Significant Subsidiary	§ 4.02
Paying Party	§ 8.04(a)
PCB	§ 3.15(h)
Permits	§ 3.06
Permitted Encumbrances	§ 3.12(a)(i)
Preferred Stock	§ 3.03(a)
Property Restrictions	§ 3.12(a)(i)
Prospectus/Proxy Statement	§ 3.11
Purchaser	Preamble
Qualifying Income	§ 8.04(a)
Receiving Party	§ 8.04(a)
REIT	Preamble
S-4 Registration Statement	§ 3.11
Sarbanes-Oxley Act	§ 3.07(a)
SEC Reports	§ 3.07(a)
Significant Subsidiary	§ 3.02
Stock Consideration	§ 2.06(a)
Specified REIT Requirements	§ 8.04(a)
Surviving Corporation	§ 2.03
Surviving Corporation Bylaws	§ 2.04(b)
Surviving Corporation Charter	§ 2.04(a)
Uncertificated Share	§ 2.06(a)

ARTICLE II
THE MERGER

        SECTION 2.01.    The Merger.    Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, the Company shall be merged with and into Purchaser in accordance with the MGCL.

        SECTION 2.02. Closing; Effective Time. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 8.01, and subject to the satisfaction or waiver (where applicable) of the conditions set forth in Article VII, the closing of the Merger (the "Closing") shall take place (a) at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York 10166, at 10:00 a.m., New York time, on such date as the Company and Parent shall mutually agree following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or if the parties do not so agree, on the third Business Day following satisfaction of such conditions or (b) at such other place, date or time as may be mutually agreed in writing by the parties. The date of the Closing is referred to herein as the "Closing Date." At the Closing, the parties hereto shall cause the Articles of Merger to be filed with, delivered in the manner required by the MGCL to, and accepted for record by, the Maryland State Department of Assessments and Taxation (the "Department") and shall make all other filings and recordings required under the MGCL. The "Effective Time" shall be the later of (a) the date and time of the acceptance for record of the Articles of Merger with the Department or (b) such later time as may be agreed by each of the parties hereto and specified in the Articles of Merger.

        SECTION 2.03.    Effect of the Merger.    As a result of the Merger, the separate corporate existence of the Company shall cease and the Purchaser shall continue as the surviving corporation of the Merger (the "Surviving Corporation"). At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the MGCL. Without limiting the generality of the foregoing, but subject to the terms and conditions of this Agreement, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Purchaser shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

        SECTION 2.04.    Charter; Bylaws.    (a) At the Effective Time, the Articles of Incorporation of the Purchaser, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation (the "Surviving Corporation Charter") until thereafter amended as provided by Law and such Articles.

        (b)   At the Effective Time, the Bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation (the "Surviving Corporation Bylaws") until thereafter amended as provided by Law, the Surviving Corporation Charter and such Bylaws.

        SECTION 2.05.    Directors and Officers.    The directors and officers of Purchaser immediately prior to the Effective Time and such others as Parent shall have designated, if any, shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed and qualify or until their earlier death, resignation or removal in accordance with the Surviving Corporation Charter and the Surviving Corporation Bylaws.

        SECTION 2.06.    Conversion of Securities.    At the Effective Time, as a result of the Merger and without any further action on the part of the Company, Parent, Purchaser or any holder of any capital stock of the Company, Parent or Purchaser:

        (a)   Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by Parent, Purchaser or any other direct or indirect wholly-owned Subsidiary of Parent, shares that are owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company, and in each case not held on behalf of third parties, and shares that are owned by stockholders ("Dissenting Stockholders") who have properly made and not properly withdrawn a demand for appraisal rights pursuant to Title 3, Subtitle 2 of the MGCL (each, an "Excluded Share" and collectively, "Excluded Shares")) shall be converted into, and become exchangeable for (i) $11.1293 in cash (the "Cash Consideration") and (ii) a number of shares of common stock, par value $1.00 per share, of Parent (the "Parent Common Stock") equal to the Exchange Ratio (the "Stock Consideration" and, together with the Cash Consideration, as the case may be, the "Merger Consideration"). At the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and (x) each share of Company Common Stock represented by a certificate (each, a "Certificate") (other than those representing Excluded Shares) shall thereafter represent only the right to receive, upon the surrender of such Certificate, the Merger Consideration and (y) each holder of shares of Company Common Stock not represented by a Certificate (each, an "Uncertificated Share") (other than those representing Excluded Shares) shall thereafter only have the right to receive the Merger Consideration, in each case, together with the right, if any, to receive pursuant to Section 2.08(g) cash in lieu of fractional shares into which such shares of Company Common Stock have been converted pursuant to this Section 2.06(a) and any dividends or other distributions pursuant to Section 2.08(i).

        (b)   Each Excluded Share (other than shares owned by Dissenting Stockholders) outstanding immediately prior to the Effective Time shall be automatically canceled without any conversion thereof, and no payment or distribution shall be made hereunder with respect thereto, and each Certificate formerly representing shares of Company Common Stock held by a Dissenting Stockholder shall thereafter represent only (and each Dissenting Stockholder owning Uncertificated Shares shall thereafter only have) the right to receive the payment set forth in Section 2.07; and

        (c)   Each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time, shall remain outstanding and unchanged after the Effective Time and shall constitute all of the issued and outstanding equity interests of the Surviving Corporation after the Effective Time.

        SECTION 2.07.    Appraisal Rights.    Stockholders of the Company objecting to the Merger will be entitled to demand and receive payment of the fair value of their shares of Company Common Stock from the Surviving Corporation, provided they comply with the requirements of Title 3, Subtitle 2 of the MGCL. No Person who has properly made a demand for appraisal rights pursuant to Title 3, Subtitle 2 of the MGCL shall be entitled to receive shares of Parent Common Stock or cash in lieu of fractional shares thereof or any dividends or other distributions pursuant to this Article II unless and until the holder thereof shall have effectively withdrawn or lost such holder's right to appraisal under the MGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Title 3, Subtitle 2 of the MGCL with respect to shares of Company Common Stock owned by such Dissenting Stockholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable law received by the Company relating to its stockholders' rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal by Dissenting Stockholders under the MGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisals, offer to settle or settle any such demands or approve any withdrawal of any such demands.

        SECTION 2.08.    Exchange.    (a) [Intentionally omitted.]

        (b)   Exchange Procedures.

          (i)    At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent, with the Company's prior approval, which shall not be unreasonably withheld or delayed (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, certificates representing the shares of Parent Common Stock, cash in immediately available funds in an amount necessary to pay the Cash Consideration and any dividends or other distributions with respect to the Parent Common Stock to be issued or paid pursuant to Sections 2.06 and 2.08(i) in exchange for outstanding shares of Company Common Stock (upon due surrender of the Certificate(s) if applicable) pursuant to the provisions of this Article II (such cash and certificates for shares of Parent Common Stock, together with the amount of any dividends or other distributions payable with respect thereto, being hereinafter referred to as the "Exchange Fund"). The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement; provided that the Exchange Agent shall invest the Exchange Fund (if at all) only in obligations of or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody's Investor Services, Inc. or Standard & Poor's Corporation, respectively, as directed by Parent. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.06(a) shall be promptly returned by the Exchange Agent to Parent.

          (ii)   Promptly (but in no event later than five (5) Business Days) after the Effective Time, the Surviving Corporation shall if applicable cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock (other than holders of Excluded Shares) notice advising such holders of the effectiveness of the Merger, including appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof, as provided in Section 2.08(d) or appropriate guarantee of delivery of such Certificate by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program) and instructions for surrendering the Certificates to the Exchange Agent. Upon the surrender of a Certificate (or delivery of affidavits of loss in lieu thereof as provided in Section 2.08(d) or notices of guaranteed delivery as described above) to the Exchange Agent (if applicable) in accordance with the terms of such transmittal materials (or, in the case of Uncertificated Shares, at or promptly following the Effective Time) the holder of such Certificate (or of any Uncertificated Share) shall be entitled to receive in exchange therefore (x) a certificate representing that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to this Article II and (y) a check in an amount (after giving effect to any required tax withholdings as provided in Section 2.08(e)) equal to the sum of (A) the Cash Consideration, (B) any cash in lieu of fractional shares and (C) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Article II, and the Certificate so surrendered (or Uncertificated Shares) shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or otherwise with respect to Uncertificated Shares.

        (c)   If the Merger Consideration is to be delivered to a Person other than the Person in whose name the surrendered Certificate formerly evidencing shares of Company Common Stock is registered on the stock transfer books of the Company, it shall be a condition of delivery that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such delivery shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such taxes either have been paid or are not applicable.

        (d)   If any holder of shares of Company Common Stock is unable to surrender such holder's Certificates because such Certificates have been lost, mutilated or destroyed, such holder may deliver in lieu thereof an affidavit in form and substance and with surety reasonably satisfactory to the Surviving Corporation.

        (e)   The Exchange Agent on behalf of Parent and the Surviving Corporation shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement in respect of shares of Company Common Stock such amount as it reasonably determines is required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended through the date hereof (the "Code"). To the extent that amounts are so withheld, such withheld amounts shall be treated for purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made. The Exchange Agent shall promptly pay any amounts so withheld to the Internal Revenue Service or applicable state taxing authorities.

        (f)    In the event of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as the case may be), reorganization, recapitalization or other like change with respect to Company Common Stock or Parent Common Stock, as the case may be, occurring (or for which a record date is established) after the date hereof and prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted to reflect fully such event.

        (g)   No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or cancellation of Uncertificated Shares pursuant to Section 2.06(a), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder and all Uncertificated Shares that have been cancelled pursuant to Section 2.06(a)) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the weighted average of the per share closing prices of Parent Common Stock on The New York Stock Exchange (the "NYSE") Composite Transactions Reporting System during the ten consecutive trading days ending two trading days prior to the Effective Time.

        (h)   At any time following the sixth month after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds which had been made available to the Exchange Agent and not disbursed to holders of shares of Company Common Stock (including all interest and other income received by the Exchange Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Laws) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them or cancellation of Uncertificated Shares held by them pursuant to Section 2.06(a). Notwithstanding the foregoing, neither Parent, the Company, the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a share of Company Common Stock for any Merger Consideration delivered in respect of such share of Company Common Stock to a public official pursuant to any abandoned property, escheat or other similar Law. Any amounts remaining unclaimed by such holders five years after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Government Authority) shall become, to the extent permitted by applicable Law and public policy, the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

        (i)    All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. In the case of shares of Company Common Stock represented by Certificate(s) only, no dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Certificate until such Certificate (or affidavits of loss in lieu thereof as provided in Section 2.08(d)) is surrendered for exchange in accordance with this Article II. Subject to the effect of applicable laws, following surrender of any such Certificate (or affidavits of loss in lieu thereof as provided in Section 2.08(d) or notice of guaranteed delivery as described above), or in the case of Uncertificated Shares, the cancellation of such shares in accordance with Section 2.06(a), there shall be issued and/or paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender or cancellation, the dividends or other distributions with a record date at or after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date at or after the Effective Time but with a payment date subsequent to surrender.

        (j)    At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by applicable Law.

        (k)   It is intended that, in the case of Uncertificated Shares, the Exchange Agent shall issue at or promptly following the Effective Time the consideration set forth in Section 2.08(b)(ii) with respect to such shares without action by the holders thereof. The parties hereto shall make appropriate adjustments to this Section 2.08 to the extent reasonably necessary to effect such issuance.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as set forth in the disclosure schedule that has been prepared by the Company and delivered by the Company to Parent in connection with the execution and delivery of this Agreement (the "Company Disclosure Schedule") (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule with respect to any section or subsection of this Article III shall be deemed disclosure with respect to any other section or subsection of this Article III to the extent such relationship is reasonably inferable, provided that nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Company made herein), or as disclosed in SEC Reports filed with, or furnished to, as applicable, the SEC prior to the date of this Agreement, the Company hereby represents and warrants to Parent that:

        SECTION 3.01.    Organization and Qualification; Subsidiaries.    (a) Each of the Company and each Significant Subsidiary of the Company is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other business entity power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. With respect to each Subsidiary of the Company, other than a Significant Subsidiary, each such Subsidiary is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other business entity power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except for any such failure to be so organized, validly existing or in good standing or to have such power or authority as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation, limited liability company or partnership, as the case may be, to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company.

        (b)   Section 3.01(b) of the Company Disclosure Schedules sets forth a list (true and complete in all material respects with respect to the following clauses (i) and (ii) and true and complete with respect to the following clause (iii)) of: (i) each Subsidiary of the Company, (ii) the jurisdiction of incorporation or organization of such Subsidiary and (iii) the percentage of the outstanding capital stock or other equity interests of such Subsidiary owned directly or indirectly by the Company. Other than the Company's Subsidiaries, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any Person.

        SECTION 3.02.    Articles of Incorporation and Bylaws.    The Company has heretofore made available to Parent a complete and correct copy of the Company Charter and the Company's Bylaws and the Articles of Incorporation and the Bylaws or equivalent organizational documents, each as amended to date, of (i) each Subsidiary of the Company that is a "significant subsidiary" of the Company as determined pursuant to Rule 1-02(w) of Regulation S-X of the SEC, but substituting 20% for each reference to 10% therein (a "Significant Subsidiary") and (ii) each Subsidiary of the Company that is a "Taxable REIT Subsidiary" under Section 856 of the Code. Such Company Charter, Articles of Incorporation, Bylaws or equivalent organizational documents are in full force and effect. Neither the Company nor any Significant Subsidiary is in violation (in the case of any Significant Subsidiary, in any material respect) of any of the provisions of the Company Charter, its Articles of Incorporation, Bylaws or equivalent organizational documents.

        SECTION 3.03.    Capitalization.    (a) The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock, 3,000,000 shares of preferred stock, no par value ("Preferred Stock"), and 103,000,000 Excess Shares. As of April 30, 2006, 264,191,182 shares of Company Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and no shares of Company Common Stock have been issued since such date. As of the date hereof, no shares of Preferred Stock and no Excess Shares are issued and outstanding. There are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its Subsidiaries or obligating the Company or any such Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or such Subsidiary. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of such Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any such Subsidiary or any other Person.

        (b)   Each outstanding share of capital stock of, or other equity interest in, each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable, and each such share or other equity interest is owned, directly or indirectly, by the Company free and clear of any Liens, restrictions on transfer, preemptive rights and rights of first refusal.

        SECTION 3.04.    Authority Relative to this Agreement.    (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the Company Stockholder Approval and the filing and recordation of appropriate merger documents as required by the MGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors' rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity).

        (b)   Each of the Company Board and the Special Committee, at a meeting duly called and held, (i) determined that the transactions contemplated hereby, including the Merger, are advisable and in the best interests of the Company and its stockholders, and approved this Agreement and the transactions contemplated hereby, including the Merger, (ii) directed that this Agreement, the Merger and the other transactions contemplated hereby be submitted to the stockholders of the Company for their approval and resolved to recommend that the stockholders of the Company vote in favor of the Merger and such other matters and (iii) if and to the extent necessary, adopted a resolution having the effect of causing, or have taken all other reasonable steps to cause, the parties hereto not to be subject to the Maryland Business Combination Act and Control Share Acquisition Act.

        SECTION 3.05.    No Conflict; Required Filings and Consents.    (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, and the consummation of the transactions contemplated hereby by the Company will not, (i) conflict with or violate the Company Charter or Bylaws or other equivalent organizational documents of the Company or any of its Subsidiaries, (ii) assuming that all consents, approvals and other authorizations described in Section 3.05(b) have been obtained and that all filings and other actions described in Section 3.05(b) have been made or taken, conflict with or violate any statute, law, regulation, judgment or decree ("Law") applicable to the Company or any of its Subsidiaries or by which any property or assets of the Company or such Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or such Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any such Subsidiary is a party or by which the Company or such Subsidiary or any property or asset of the Company or such Subsidiary is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

        (b)   The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States government, regulatory authority, or any court, tribunal or judicial body (a "Governmental Authority"), except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act and state securities or "blue sky" laws ("Blue Sky Laws"), (ii) as specified in Section 3.05(b) of the Company Disclosure Schedule, (iii) for the filing and recordation of appropriate merger documents as required by the MGCL and (iv) for where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

        SECTION 3.06.    Permits; Compliance.    Each of the Company and its Subsidiaries is in possession of all licenses, permits and approvals of any Governmental Authority necessary for each of the Company or such Subsidiary to own, lease and operate its properties or to carry on its business as it is now being conducted (the "Permits"), except where the failure to have, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. No suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to have, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. The business of the Company and its Subsidiaries has not, since January 1, 2004, been, and is not being, conducted in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or such Subsidiary or by which any property or asset of the Company or such Subsidiary is bound or affected, or (b) any contract, Permit or other instrument or obligation to which the Company or such Subsidiary is a party or by which the Company or such Subsidiary or any property or asset of the Company or such Subsidiary is bound, except for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company.

        SECTION 3.07.    SEC Filings; Financial Statements.    (a) The Company has filed or furnished, as applicable, all forms, reports and documents required to be filed or furnished by it with the SEC since December 31, 2004 (the "SEC Reports"). The SEC Reports (i) were prepared or will be prepared in all material respects in accordance with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not or will not, at the time of filing or furnishing, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the SEC Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, when so filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and any rules and regulations promulgated thereunder applicable to the SEC Reports.

        (b)   Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its "Affiliates" (as defined in Rule 405 promulgated under the Securities Act) has made, arranged or modified (in any material way) any extension of credit in the form of a personal loan to any executive officer or director of the Company.

        (c)   The Company maintains (i) disclosure controls and procedures (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company's filings with the SEC and other public disclosure documents and (ii) a system of internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles ("GAAP") which includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to the Company's auditors and the audit committee of the Company Board (x) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information (and has identified for the Company's auditors and audit committee of the Company Board any material weaknesses in internal control over financial reporting) and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting. The Company has made available to Parent (i) a summary of any such disclosure made by management to the Company's auditors and the audit committee since December 31, 2004 and (ii) any communication since December 31, 2004 made by management or the Company's auditors to the audit committee required or contemplated by the audit committee's charter or professional standards of the Public Company Accounting Oversight Board. Since December 31, 2004, no material written complaints from any source regarding questionable accounting, internal accounting controls or auditing matters have been received by the Company. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, material breach of fiduciary duty or similar material violation by the Company or any of its officers, directors or agents to the Company's chief legal officer, audit committee (or other committee designated for the purpose) of the Company Board or the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act.

        (d)   Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in, or incorporated by reference into, the SEC Reports was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes and schedules thereto) and each fairly presents, or in the case of SEC Reports filed after the date hereof, will fairly present in all material respects the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).

        SECTION 3.08.    Absence of Certain Changes or Events.    Since December 31, 2005, except as contemplated by this Agreement, (a) the Company and its Subsidiaries have conducted their businesses in the Ordinary Course, (b) there has not been any Effect that, individually or in the aggregate, has had or would reasonably be likely to have a Material Adverse Effect with respect to the Company, and (c) none of the Company or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without the consent of Parent, would constitute a material breach of the covenants set forth in Section 5.01.

        SECTION 3.09.    Absence of Litigation; Liabilities.    There is no litigation, action or proceeding (an "Action") pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, before any Governmental Authority or arbitrator that (a) would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company or (b) seeks to materially delay or prevent the consummation of any of the transactions contemplated hereby. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed or any other facts or circumstances of which the Company has Knowledge that could reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, including those relating to environmental and occupational safety and health matters, except for those that are not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries nor any property or asset of the Company or such Subsidiary is subject to any continuing order of, or consent decree, settlement agreement or similar written agreement with, any Governmental Authority or arbitrator, or any order, judgment, injunction or decree of any Governmental Authority or arbitrator that would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

        SECTION 3.10.    Employees and Employee Benefit Plans.    Neither the Company nor any of its Subsidiaries has any common law employees or has any independent contractors or consultants who may be reclassified as common law employees. Neither the Company nor any of its Subsidiaries maintains, sponsors, participates in, or contributes to or has any liability under or with respect to any Employee Plan.

        SECTION 3.11.    Prospectus/Proxy Statement and Information Supplied.    The proxy statement to be sent to the stockholders of the Company in connection with the Company Stockholders' Meeting (as it may be amended or supplemented, the "Prospectus/Proxy Statement") shall not at the date the Prospectus/Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company or at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. The information supplied by the Company for inclusion or incorporation by reference in the Registration Statement on Form S-4 registering the issuance of shares of Parent Common Stock in the Merger (the "S-4 Registration Statement") shall not, at the date when the S-4 Registration Statement (or any amendment or supplement thereto) becomes effective, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent, Purchaser or any of Parent's or Purchaser's representatives for inclusion or incorporation by reference in the Prospectus/Proxy Statement or the S-4 Registration Statement. The Prospectus/Proxy Statement shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

        SECTION 3.12.    Property and Leases.    (a) (i) Section 3.12(a)(i) of the Company Disclosure Schedule sets forth a correct and complete list and address of all interests in real property owned by the Company and its Subsidiaries as of the date of this Agreement (all such interests in real property, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as "Company Property" and collectively referred to herein as the "Company Properties"). The Company and its Subsidiaries own fee simple title or leasehold title, as applicable, to each of the Company Properties, in each case free and clear of any Liens, or title defects, contractual restrictions, covenants or reservations of interests in title, restrictions, rights of first refusal, encroachments and any other burden or option (collectively, "Property Restrictions"), except for (i) Permitted Liens, (ii) Property Restrictions imposed or promulgated by Law or by any Governmental Authority and (iii) such other Property Restrictions that are shown in the Company Title Insurance Policies and as set forth in the Lease Documents, provided that such Permitted Liens and Property Restrictions are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect with respect to the Company (such matters in clauses (i), (ii) and (iii) above, collectively, "Permitted Encumbrances"). Neither the Company nor any of its Subsidiaries has Knowledge that the Company or the applicable Subsidiary has violated any covenants, conditions, easements or restrictions of record affecting any of the Company Properties, which violation has not been cured and, if not cured, would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company.

          (ii)   Section 3.12(a)(ii) of the Company Disclosure Schedule lists each material parcel of real property leased (including ground leases) or subleased as of the date of this Agreement by the Company and any of its Subsidiaries (collectively, the "Leased Properties"). The Company and the applicable Subsidiary owns a valid leasehold interest in the Leased Properties, subject to and as disclosed in the applicable Company Title Insurance Policy, provided that nothing contained therein is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect with respect to the Company. True, correct and complete copies of all leases and each material amendment or other material modifications thereto concerning the Leased Properties ("Lease Documents") have been made available to Parent. Each of the Lease Documents is valid, binding and in full force and effect as against the Company or the applicable Subsidiary and, to the Knowledge of the Company, as against the other party thereto and none of the Company or any of its Subsidiaries is in breach or default of any such Lease Document, except, in each case, as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. All material payments required to have been made under the Lease Documents by the Company or any of its Subsidiaries have been made. Except in accordance with the terms of the relevant Lease Document, neither the Company nor any of its Subsidiaries has exercised any option or right to terminate, renew or extend or otherwise affect the rights or obligations of the tenant under any Leased Properties, and no consent of any party is necessary for Parent and its Subsidiaries and affiliates to legally occupy each Leased Property.

        (b)   The Company and its Subsidiaries have good, valid and sufficient title to all the material personal and non-real properties and assets reflected in their books and records as being owned by them, free and clear of all Liens, except for Permitted Liens.

        (c)   Valid ALTA owner's policies of title insurance (each a "Company Title Insurance Policy") have been issued insuring, as of the effective date of each such Company Title Insurance Policy, the Company's or the applicable Subsidiary's (whether directly or as a successor-in-interest) fee simple or leasehold title to the Company Properties, subject only to Permitted Encumbrances, and to the Company's Knowledge, such policies are, at the date hereof, valid and in full force and effect and no written claim has been made against any such policy. To the Company's Knowledge, no Company Title Insurance Policy contains what is commonly referred to as a standard survey exception (i.e. any state of facts which an accurate survey would show). A correct and complete copy of each Company Title Insurance Policy has been previously made available to Parent.

        (d)   Section 3.12(d) of the Company Disclosure Schedule sets forth each contract to which the Company or its Subsidiaries are a party as of the date of this Agreement (i) for the acquisition, option to acquire, development or construction of any Company Property or any other real property that may result in total payments by or liability of the Company or any such Subsidiary in excess of $10,000,000 or (ii) for the disposition or the option to sell (by merger, purchase, or sale of assets or stock or otherwise) of any Company Property or any other real property for consideration in excess of $10,000,000.

        (e)   The Company and its Subsidiaries have obtained all required certificates, permits and licenses from any Governmental Authority having jurisdiction over any of the Company Properties, all of which are in full force and effect, except for such failures to obtain, to have in full force and effect or to renew, which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company; there is no pending written threat of modification or cancellation of any of same, which would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company; and there is no physical damage to any Company Properties to an extent which would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company.

        (f)    (i) No condemnation or rezoning proceedings are pending or, to the Company's Knowledge, threatened with respect to any of the Company Properties, and (ii) no Laws including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation have been violated for any Company Property, or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the Company Properties or by the continued maintenance, operation or use of the parking areas located thereon or appurtenant thereto or used in connection therewith, in the case of clauses (i) and (ii) above, which would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company.

        (g)   All work required to be performed, payments required to be made and actions required to be taken prior to the date of this Agreement pursuant to any application, submission or agreement the Company or any Subsidiary of the Company has entered into with a Governmental Authority in connection with a site approval, zoning reclassification or other similar action relating to any Company Properties (e.g., local improvement district, road improvement district, environmental compliance and environmental remediation, abatement and/or mitigation) have been and are being performed, paid or taken, as the case may be, in accordance with said application, submission or agreement and with applicable Laws, other than those where the failure to perform, pay or take would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company.

        (h)   Section 3.12(h) of the Company Disclosure Schedule sets forth a correct and complete list as of the date of this Agreement of each lease, ground lease or other occupancy agreement pursuant to which the Company or any of its Subsidiaries, as a landlord, leases any Company Property and which lease is for more than 100,000 square feet and is for a duration of six months or more (individually, "Company Lease" and collectively, "Company Leases"). Each Company Lease is in full force and effect and is valid, binding and enforceable in accordance with its terms against (a) the Company or a Subsidiary of the Company and (b) to the Knowledge of the Company, the other parties thereto, except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. Except as listed in Section 3.12(h) of the Company Disclosure Schedule, or as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company, the Company and its Subsidiaries have performed all obligations required to be performed by it to date under each of the Company Leases and neither the Company nor any of its Subsidiaries is in default under any Company Lease, which default, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect with respect to the Company (and to the Company's Knowledge, no event has occurred which, with due notice or lapse of time or both, would constitute such a default). The Company has made available to Parent a correct and complete copy of each Company Lease and all material amendments or material modifications thereto. Section 3.12(h) of the Company Disclosure Schedule includes any Company Lease which has been executed for which the term has not yet commenced. With respect to each Company Lease, Section 3.12(h) of the Company Disclosure Schedule sets forth (i) the name of the tenant, (ii) the expiration date and (iii) the base rent.

        (i)    All rent and other amounts due under the Company Leases have been properly calculated and billed to tenants in all respects pursuant to the Company Leases, except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company.

        (j)    Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company and except as set forth in the Company Title Insurance Policies and the Lease Documents, as of the date of this Agreement neither the Company nor any of its Subsidiaries has granted any unexpired option agreements or rights of first refusal with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of any third party to purchase or otherwise acquire a Company Property, which, in each case, would be triggered by the Merger.

        (k)   The Company has not received any notices from lenders or insurance carriers requiring material repairs or other material alterations to Company Properties which have not been completed as of the date of this Agreement.

        (l)    None of the Company Properties are managed by the Company or a Subsidiary of the Company.

        (m)  The material improvements on each parcel of Company Property have legal and valid access to such sewer, water, gas, electric, telephone and other utilities as are necessary to allow the business of the Company and each of its Subsidiaries operated thereon to be operated in the Ordinary Course, except where the failure to have such access, individually or in the aggregate, would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. The major structural elements of the improvements comprising the Company Property, including, mechanical, electrical, heating, ventilation, air conditioning or plumbing systems, elevators or parking elements, are in sufficiently good condition (except for ordinary wear and tear) to allow the business of the Company and its Subsidiaries to be operated in the Ordinary Course, except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. No material Company Property is located in a special flood hazard area designated by any Governmental Authority. Each Company Property has sufficient parking that complies with all applicable Law (including variances and legal non-conforming approvals) except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. Each of the Company Properties is an independent property that does not rely on any facilities (other than public facilities, public roads and off-site parking) located in any real property which is not a Company Property to fulfill any requirement of any Governmental Authority or for the furnishing to such Company Property of any essential building system or utility, except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company.

        SECTION 3.13.    Intellectual Property.    (a) Other than with respect to software programs that are commercially available on a general basis, the Company and its Subsidiaries own, license or otherwise possess legally enforceable rights to use all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries, except where the failure to own, license or have rights to use such Intellectual Property would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company.

        (b)   Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company, (i) all patents, patent applications and registrations and applications for registered trademarks, service marks and copyrights which are held by the Company or any of its Subsidiaries are valid and subsisting and (ii) the Company and its Subsidiaries have taken reasonable measures to protect the proprietary nature of the Intellectual Property owned by the Company or any of its Subsidiaries. No other Person is infringing, violating or misappropriating any of the Intellectual Property owned or used by the Company or any of its Subsidiaries, except for infringements, violations or misappropriations which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company. To the Company's Knowledge, the Company has not infringed or otherwise violated the Intellectual Property of any third party during the five (5) year period immediately preceding the date of this Agreement.

        SECTION 3.14.    Taxes.

        (a)   All Tax Returns (as hereinafter defined) and all other material Tax Returns required to be filed by or on behalf of the Company or any of its Tax Subsidiaries have been properly and timely filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns, as amended, are accurate and complete in all material respects. Except as and to the extent publicly disclosed by the Company in the SEC Reports, (i) all Taxes payable by or on behalf of the Company or any of its Tax Subsidiaries (whether or not shown in a Tax Return) have been fully and timely paid or adequately provided for in accordance with GAAP, and (ii) adequate reserves or accruals for Taxes have been provided in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing or for which Taxes are being contested in good faith. Neither the Company nor any of its Tax Subsidiaries has executed or filed with the IRS or any other taxing authority any agreement, waiver or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation), and no power of attorney with respect to any Tax matter is currently in force and to the Knowledge of the Company, no request for any such waiver or extension is currently pending.

        (b)   (i) The Company for all taxable years commencing in 1999, the year in which the Company first made a REIT tax election, through the most recent December 31, has elected to be subject to taxation as a REIT within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) the Company has operated, and intends to continue to operate, in such a manner as to qualify as a REIT for the taxable year of this Agreement and, if different, the taxable year in which the Merger becomes effective, (iii) if the taxable year of the Company were to close on the date of the Closing, the Company would have satisfied all requirements to qualify as a REIT for such year end and (iv) to the Company's Knowledge, no challenge to the Company's status as a REIT is pending or threatened. Each Company Tax Subsidiary that is a partnership, joint venture, or limited liability company (i) has been since its formation and continues to be treated for federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation and (ii) has not since the later of the date of its formation or the acquisition by the Company of a direct or indirect interest therein, owned any assets that would cause the Company to violate the requirements of Section 856(c)(4) of the Code. Each Company Tax Subsidiary that is a corporation has been since the later of the date of its formation or the date on which such Company Tax Subsidiary became a Company Tax Subsidiary a "qualified REIT subsidiary" pursuant to Section 856(i) of the Code a "Taxable REIT subsidiary" pursuant to Section 856(l) of the Code. Neither the Company nor any of its Tax Subsidiaries holds any assets the disposition of which would be subject to rules similar to Section 1374 of the Code, including as a result of (A) an election under IRS Notice 88-19 or Treasury Regulations Section 1.337(d)-5 or Section 1.337(d)-6 or (B) the application of Treasury Regulations Section 1.337(d)-7.

        (c)   No audit or other proceeding by any taxing authority is pending with respect to any Taxes due from or with respect to the Company or any Company Tax Subsidiary, nor is there any material dispute with respect to any liability for Taxes of the Company or any Company Tax Subsidiary either claimed or raised.

        (d)   The Company and its Tax Subsidiaries (i) have complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes; and (ii) have duly and timely withheld from any compensation payable and from distributions to any stockholder or payments to any creditor and have paid over to the appropriate taxing authorities all amounts required to be withheld and paid over on or prior to the due date thereof under all applicable Laws.

        (e)   Neither the Company nor any of its Tax Subsidiaries has received notice from any taxing authority in a jurisdiction in which the Company or such Company Tax Subsidiary does not file a Tax Return stating that the Company or such Company Tax Subsidiary is or may be subject to taxation by that jurisdiction.

        (f)    Neither the Company nor any of its Tax Subsidiaries (i) is a party to any Tax sharing or similar agreement or arrangement, other than any agreement or arrangement between the Company and any of its Tax Subsidiaries, pursuant to which it will have any obligation to make any payments after the

Closing and (ii) has any material liability for the Taxes of any Person other than the Company and its Tax Subsidiaries (x) under Treasury Regulation §1.1502-6 (or similar provision of state, local or foreign law), (y) as transferee or successor or (z) by contract.

        (g)   As of the date of this Agreement, neither the Company nor any of its Tax Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

        (h)   Neither the Company nor any of its Tax Subsidiaries has engaged in any transaction that has given rise to or could be reasonably expected to give rise to a disclosure obligation as a "listed transaction" under Section 6011 of the Code and the regulations promulgated thereunder. The Company and all of its Tax Subsidiaries have complied with all obligations applicable to the Company or the relevant Company Tax Subsidiary under Sections 6111 and 6112 of the Code.

        (i)    Neither the Company nor any of its Subsidiaries has entered into any Prohibited Transaction (as defined in Section 857 of the Code).

        SECTION 3.15.    Environmental Matters.    Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to the Company:

        (a)   each of the Company and its Subsidiaries is and has been, and at all times during the Company's and each of its Subsidiaries' ownership and operation of the Company Properties, the Company Properties are and have been in compliance with Environmental Laws;

        (b)   each of the Company and its Subsidiaries has obtained and currently possesses and maintains in good standing, and in compliance with the terms and subject to the conditions thereof, all Permits required by Environmental Laws (collectively, "Environmental Permits") in connection with their ownership of the Company Properties or the development by the Company or its Subsidiaries of the Company Properties (provided that no representation or warranty is made with respect to any permit required to be obtained by any lessee of a Company Property or any Person other than the Company or its Subsidiaries with respect to the conduct of business on the Company Properties);

        (c)   none of the Company or any of its Subsidiaries or real property currently owned, leased or operated by the Company or its Subsidiaries is subject to any pending or, to the Knowledge of the Company, threatened Environmental Claim;

        (d)   none of the Company or any of its Subsidiaries has generated, arranged for the disposal of or otherwise caused to be disposed of any Hazardous Material at any off-site location with respect to which they have received notice of any investigation, monitoring, cleanup, removal, remediation or other response action;

        (e)   no release or disposal of Hazardous Material has occurred on any currently-owned Company Property or other property owned, leased or operated by the Company or any of its Subsidiaries that was in violation of or required investigation, monitoring, cleanup, removal, remediation or other response actions under Environmental Laws;

        (f)    except as permitted by Law, and to the Knowledge of the Company, there are no wetlands (as that term is defined in Section 404 of the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1254, and applicable state laws) at any of the Company Properties that would affect current development, nor is any Company Property subject to any current or, to the Knowledge of the Company, threatened environmental deed restriction, use restriction, institutional or engineering control or order or agreement with any Governmental Authority or any other restriction of record;

        (g)   except as reflected in the Company's consolidated financial statements, no capital expenditures are presently required to maintain or achieve compliance with Environmental Laws;

        (h)   to the Knowledge of the Company, except as permitted by Law, there are no underground storage tanks, polychlorinated biphenyls ("PCB") or PCB-containing equipment, except for PCB or

PCB-containing equipment owned by utility companies, or friable asbestos or asbestos-containing materials at any Company Property;

        (i)    there have been no material incidents of water damage or visible evidence of mold growth at any of the Company Properties that have not been corrected or repaired;

        (j)    except for customary terms in favor of lenders in mortgages and trusts, none of the Company or its Subsidiaries has assumed any liability of or duty to indemnify or pay contribution to any other party for any claim, damage or loss arising out of any Hazardous Material or pursuant to any Environmental Law;

        (k)   no filing, notification or other submission to any Governmental Authority or any approval from any Governmental Authority is required under any Environmental Law for the execution of this Agreement or for the consummation of the Merger or any of the other transactions contemplated hereby; and

        (l)    to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any request for information from any Governmental Authority, pursuant to Section 104(e) of CERCLA or any similar Environmental Law.

        The Company and its Subsidiaries have made available to Parent all material environmental audits, reports and other material environmental documents and reports in their possession or control relating to their current owned or operated properties, facilities or operations.

        SECTION 3.16.    Material Contracts.    The Company has filed with the SEC copies of all material contracts that were required to be filed with the SEC Reports. Such contracts filed or required to be filed (other than the Company Leases) are herein referred to as "Company Material Contracts". Each Company Material Contract is valid and binding in all material respects on the Company or its applicable Subsidiary (as the case may be) that is a party thereto and, to the Company's Knowledge, each other party thereto, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors' rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity). None of the Company and its Subsidiaries has received any claim of default of any material provision under or cancellation of any Company Material Contract and none of the Company and its Subsidiaries is in breach or violation of, or default of any material provision under, any Company Material Contract. To the Company's Knowledge, no other party is in breach or violation of, or default under, any material provision of any Company Material Contract; and neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement shall constitute a default under, or give rise to cancellation rights under, or otherwise adversely affect any of the Company's material rights under any Company Material Contract.

        SECTION 3.17.    Insurance.    The Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and its Subsidiaries (taking into account the cost and availability of such insurance). All such insurance agreements are listed on Schedule 3.17 of the Disclosure Schedule.

        SECTION 3.18.    Affiliate Transactions.    There are no contracts, commitments, agreements, arrangements or other transactions between the Company or its Subsidiaries, on the one hand, and any (i) present or former officer or director of the Company or any of their immediate family members (including their spouses), (ii) affiliate of any such officer, director, family member or beneficial owner or (iii) the Advisor or any of its affiliates or any present or former officer or director of any such entity or any of their immediate family members (including their spouses), on the other hand.

        SECTION 3.19.    Brokers.    No broker, finder or investment banker (other than Banc of America Securities, LLC and Houlihan Lokey Howard & Zukin) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a complete and accurate copy of all agreements pursuant to which such entities are entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

        SECTION 3.20.    Opinion of Financial Advisor.    The Special Committee and the Company Board have received an opinion of Banc of America Securities, LLC to the effect that, as of the date of this Agreement and subject to the various assumptions and limitations set forth therein, the Merger Consideration to be received by the holders of Company Common Stock is fair, from a financial point of view, to such holders. The Special Committee has received an opinion of Houlihan Lokey Howard & Zukin to the effect that, as of the date of this Agreement and subject to the various assumptions and limitations set forth therein, the Merger Consideration to be received by the holders of Company Common Stock is fair, from a financial point of view, to such holders.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

        Except as set forth in the disclosure schedule that has been prepared by Parent and delivered by Parent to the Company in connection with the execution and delivery of this Agreement (the "Parent Disclosure Schedule") (it being agreed that disclosure of any item in any section of the Parent Disclosure Schedule with respect to any section or subsection of this Article IV shall be deemed disclosure with respect to any other section or subsection of this Article IV to the extent such relationship is reasonably inferable, provided that nothing in the Parent Disclosure Schedule is intended to broaden the scope of any representation or warranty of Parent or Purchaser made herein), or as disclosed in Parent SEC Reports filed with, or furnished to, as applicable, the SEC prior to the date of this Agreement, each of Parent and Purchaser hereby, jointly and severally, represents and warrants to the Company that:

        SECTION 4.01.    Corporate Organization.    Each of Parent and Purchaser and each Parent Significant Subsidiary is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other business entity power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Parent, Purchaser and each Parent Significant Subsidiary is duly qualified or licensed as a foreign corporation, limited liability company or partnership, as the case may be, to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent.

        SECTION 4.02.    Articles of Incorporation and Bylaws.    Each of the Parent Charter and Parent's Bylaws, the Articles of Incorporation and Bylaws of Purchaser and the Articles of Incorporation and the Bylaws or equivalent organizational documents, each as amended to date, of (i) each Subsidiary of Parent that is a "significant subsidiary" of Parent as determined pursuant to Rule 1-02(w) of Regulation S-X of the SEC, but substituting 20% for each reference to 10% therein (a "Parent Significant Subsidiary") and (ii) each Subsidiary of Parent that is a "Taxable REIT Subsidiary" under Section 856 of the Code is in full force and effect. Neither Parent nor Purchaser nor any Parent Significant Subsidiary is in violation (in the case of any Parent Significant Subsidiary, in any material respect) of any of the provisions of the Parent Charter, its Articles of Incorporation, Bylaws or equivalent organizational documents.

        SECTION 4.03.    Capitalization.    The authorized capital stock of Parent consists of 750,000,000 shares of Parent Common Stock and 50,000,000 shares of preferred stock of Parent, $1.00 par value ("Parent Preferred Stock"). As of April 24, 2006, 136,843,121 shares of Parent Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and no shares of Parent Common Stock have been issued since such date other than pursuant to the exercise or conversion of Parent Rights. As of April 30, 2006, 4,000,000 shares of Parent Preferred Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and no shares of Parent Preferred Stock have been issued since such date. All shares of Parent Common Stock subject to issuance pursuant to outstanding options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent ("Parent Rights"), including all shares of Parent Common Stock to be issued in the Merger, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable or this Agreement, as the case may be, will be duly authorized, validly issued, fully paid and non-assessable and not subject to, or issued in violation of, any preemptive right purchase option, call option, right of first refusal, subscription or any other similar right. Parent's Annual Report on Form 10-K for the year ended December 31, 2005 contains an accurate description in all material respects of all outstanding Parent Rights as of December 31, 2005, and no material amount of Parent Rights have been issued since such date other than compensation awards.

        SECTION 4.04.    Authority Relative to This Agreement.    Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Purchaser, and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the issuance of the Parent Common Stock in the Merger (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by the MGCL). This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Purchaser enforceable against each of Parent and Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors' rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity).

        SECTION 4.05.    No Conflict.    The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, and the consummation of the transactions contemplated hereby by Parent and Purchaser will not, (i) conflict with or violate the Articles of Incorporation or Bylaws or other equivalent organizational documents of Parent or Purchaser or any of Parent's Subsidiaries, (ii) assuming that all consents, approvals and other authorizations described in Section 4.06 have been obtained and that all filings and other actions described in Section 4.06 have been made or taken, conflict with or violate any Law applicable to Parent or Purchaser or any of Parent's Subsidiaries or by which any property or assets of Parent or Purchaser or such Parent's Subsidiary is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Purchaser or such Parent's Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Purchaser or any such Parent's Subsidiary is a party or by which Parent or Purchaser or such Parent's Subsidiary or any property or asset of Parent or Purchaser or such Parent's Subsidiary is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent or prevent, materially delay or materially impair the consummation of the transactions contemplated hereby.

        SECTION 4.06.    Consents and Approvals.    The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Securities Act, the Exchange Act or Blue Sky Laws, (ii) the filing and recordation of appropriate merger documents as required by the MGCL, (iii) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as modified, to the extent applicable to the transactions contemplated by the Advisor Agreement, and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent or prevent, materially delay or materially impair the consummation of the transactions contemplated hereby. No vote of the holders of any class or series of Parent's capital stock is necessary to approve this Agreement or the Merger, or the Advisor Agreement or the Advisor Merger, and the other transactions contemplated hereby and thereby.

        SECTION 4.07.    Compliance with Applicable Laws.    The business of Parent and its Subsidiaries has not, since January 1, 2004, been, and is not being, conducted in conflict with, or in default, breach or violation of, (a) any Law applicable to Parent or such Subsidiary or by which any property or asset of Parent or such Subsidiary is bound or affected, or (b) any contract, Permit or other instrument or obligation to which Parent or such Subsidiary is a party or by which Parent or such Subsidiary or any property or asset of Parent or such Subsidiary is bound, except for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent.

        SECTION 4.08.    SEC Filings; Financial Statements.    (a) Parent has filed or furnished, as applicable, all forms, reports and documents required to be filed or furnished by it with the SEC since December 31, 2004 (the "Parent SEC Reports"). The Parent SEC Reports (i) were prepared or will be prepared in all material respects in accordance with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not or will not, at the time of filing or furnishing, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the Parent SEC Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, when so filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent SEC Reports.

        (b)   Parent maintains (i) disclosure controls and procedures (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) designed to ensure that information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent's filings with the SEC and other public disclosure documents and (ii) a system of internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP which includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent's assets that could have a material effect on its financial statements. Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to Parent's auditors and the audit committee of the Parent Board (x) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to materially adversely affect Parent's ability to record, process, summarize and report financial information (and has identified for Parent's auditors and audit committee of the Parent Board any material weaknesses in internal control over financial reporting) and (y) any fraud, whether or not material, that involves management or other employees who have a significant role Parent's internal control over financial reporting.

        (c)   Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in, or incorporated by reference into, the Parent SEC Reports was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes and schedules thereto) and each fairly presents, or in the case of Parent SEC Reports filed after the date hereof, will fairly present, in all material respects the consolidated financial position, results of operations and cash flows of Parent and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).

        SECTION 4.09.    Absence of Certain Changes or Events.    Since December 31, 2005, there has not been any Effect that, individually or in the aggregate, has had or would reasonably be likely to have a Material Adverse Effect with respect to Parent.

        SECTION 4.10.    Absence of Litigation; Liabilities.    There is no Action pending or, to the Knowledge of Parent, threatened against Parent, Purchaser or any of Parent's Subsidiaries, or any property or asset of Parent, Purchaser or any of Parent's Subsidiaries, before any Governmental Authority or arbitrator that (a) would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent or (b) seeks to materially delay or prevent the consummation of any of the transactions contemplated hereby. Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent, there are no obligations or liabilities of Parent, Purchaser or any of Parent's Subsidiaries, whether or not accrued, contingent or otherwise. Neither Parent nor Purchaser nor any of Parent's Subsidiaries nor any property or asset of Parent or such Subsidiary is subject to any continuing order of, or consent decree, settlement agreement or similar written agreement with, any Governmental Authority or arbitrator, or any order, judgment, injunction or decree of any Governmental Authority or arbitrator that would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

        SECTION 4.11.    Employee Benefit Plans.    (a) "Parent Employee Plan" means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, change in control payments, termination pay, deferred compensation, retirement, pension, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each "employee benefit plan," within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan), that is or has been maintained, contributed to, or required to be contributed to, by Parent, Purchaser or any Subsidiary of Parent for the benefit of any service provider of Parent, Purchaser or any Subsidiary of Parent, or with respect to which Parent, Purchaser or any Subsidiary of Parent has or may have any liability or obligation.

        (b)   Each Parent Employee Plan complies with its terms and the requirements of applicable Law, including ERISA and the Code, except where the failure to so comply would not have a Material Adverse Effect with respect to Parent.

        (c)   Each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS and each trust established in connection with any Parent Employee Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Parent Employee Plan or the exempt status of any such trust.

        (d)   None of Parent, Purchaser or any Subsidiary of Parent maintains, sponsors or contributes to (nor is required to contribute to) (i) any "multiemployer plan" (within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA) either currently or for the past ten years; (ii) any a "defined benefit plan" (within the meaning of Section 3 (35) of ERISA); or (iii) Parent Employee Plan that is subject to the laws of a country other than the United States of America.

        (e)   Except where any failure or liability with respect to any of the following has not had, and could not reasonably be expected to have a Material Adverse Effect with respect to Parent: (i) none of Parent, Purchaser or any Subsidiary of Parent has engaged in, and to Parent's Knowledge no fiduciary has engaged in, any "prohibited transaction" (within the meaning of Section 406 of ERISA or Section 4975(c) of the Code) that could subject Parent, Purchaser or any Subsidiary of Parent to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA; (ii) there are no audits, inquiries or proceedings pending or, to the best knowledge of the Parent, threatened by the IRS, Department of Labor, or any other governmental entity with respect to any Parent Employee Plan.

        (f)    As of the date hereof, there is no pending or, to the Knowledge of Parent threatened, litigation (other than claims for benefits in the ordinary course) relating to the Parent Employee Plans that would reasonably be expected to have a Material Adverse Effect with respect to Parent;

        (g)   Except where any failure or liability with respect to any of the following has not had, and could not reasonably be expected to have a Material Adverse Effect with respect to Parent, Parent, Purchaser and any Subsidiary of Parent: (i) are in substantial compliance with all applicable legal requirements with respect to employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to employees of the Parent, Purchaser or any Subsidiary of Parent; (ii) have withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees of the Parent, Purchaser or any Subsidiary of Parent; (iii) are not liable for any arrears of wages or any taxes or any penalty for failure to comply with the legal requirements applicable to the foregoing; and (iv) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees of the Parent, Purchaser or any Subsidiary of Parent (other than routine payments to be made in the normal course of business and consistent with past practice).

        SECTION 4.12.    Property and Leases.    Parent or one of its Subsidiaries (each a "Parent Property Owner") owns fee simple title to each of the real properties (or the applicable portion thereof) described in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 as being owned in fee, as adjusted to reflect purchases and sales since such date (collectively, the "Parent Properties"), and a valid leasehold estate to each of the real properties described as being subject to a lease in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as adjusted to reflect purchases and sales (collectively, the "Parent Leased Properties"), except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent. Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent, (i) the interests of the Parent Property Owners in the Parent Properties and the Parent Leased Properties are good and marketable, and the same are owned free and clear of Liens except for (A) Permitted Liens, (B) Property Restrictions imposed or promulgated by Law or by any Governmental Authority and (C) such other Property Restrictions that are shown in any title insurance policy insuring Parent's or any of its Subsidiaries' fee simple or leasehold title to any Parent Property or Parent Leased Property and as set forth in the leases and any material amendment or other material modifications thereto with respect to the Parent Leased Properties, provided that such Permitted Liens and Property Restrictions are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect with respect to Parent, (ii) except in the Ordinary Course, no Parent Property requires any extraordinary capital expenditure by Parent or any of its Subsidiaries, except as required by California Senate Bill 1953, (iii) the execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, violate any Lien on any Parent Property, (iv) to Parent's Knowledge, no Person is in default under any lease, ground lease or other occupancy agreement pursuant to which Parent or any of its Subsidiaries, as a landlord, leases any Parent Property and (v) as of the date of this Agreement neither Parent nor any of its Subsidiaries has granted any unexpired option agreements or rights of first refusal with respect to the purchase of a Parent Property or any portion thereof or any other unexpired rights in favor of any third party to purchase or otherwise acquire a Parent Property, which, in each case, would be accelerated by the Merger.

        SECTION 4.13.    Taxes.    (a) All Tax Returns and all other material Tax Returns required to be filed by or on behalf of Parent, Purchaser or any of Parent Tax Subsidiaries have been properly and timely filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns, as amended, are accurate and complete in all material respects. Except as and to the extent publicly disclosed by Parent in the Parent SEC Reports, (i) all Taxes payable by or on behalf of Parent, Purchaser or any of Parent Tax Subsidiaries (whether or not shown in a Tax Return) have been fully and timely paid or adequately provided for in accordance with GAAP, and (ii) adequate reserves or accruals for Taxes have been provided in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing or for which Taxes are being contested in good faith. Neither Parent nor Purchaser nor any of Parent Tax Subsidiaries has executed or filed with the IRS or any other taxing authority any agreement, waiver or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation), and no power of attorney with respect to any Tax matter is currently in force and to the Knowledge of Parent, no request for any such waiver or extension is currently pending.

        (b)   (i) Parent for all taxable years commencing in the year that the Parent first made a REIT tax election, through the most recent December 31, has elected to be subject to taxation as a REIT within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) Parent has operated, and intends to continue to operate, in such a manner as to qualify as a REIT for the taxable year of this Agreement and, if different, the taxable year in which the Merger becomes effective, (iii) if the taxable year of Parent were to close on the date of the Closing, Parent would have satisfied all requirements to qualify as a REIT for such year end and (iv) to Parent's Knowledge, no challenge to Parent's status as a REIT is pending or threatened.

        (c)   No audit or other proceeding by any taxing authority is pending with respect to any Taxes due from or with respect to Parent, Purchaser or any Parent Tax Subsidiary, nor is there any material dispute with respect to any liability for Taxes of Parent, Purchaser or any Parent Tax Subsidiary either claimed or raised.

        (d)   Neither Parent nor Purchaser nor any of Parent Tax Subsidiaries has engaged in any transaction that has given rise to or could be reasonably expected to give rise to a disclosure obligation as a "listed transaction" under Section 6011 of the Code and the regulations promulgated thereunder. Parent, Purchaser and all of Parent Tax Subsidiaries have complied with all obligations applicable to Parent, Purchaser or the relevant Parent Tax Subsidiary under Sections 6111 and 6112 of the Code.

        (e)   Neither Parent nor Purchaser nor any of its Subsidiaries has entered into any Prohibited Transaction (as defined in Section 857 of the Code).

        SECTION 4.14.    Environmental Matters.    Except for such matters that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect with respect to Parent: (i) Parent and its Subsidiaries are in compliance with all applicable Environmental Laws; (ii) neither Parent nor any of its Subsidiaries has received since January 1, 2003 any written notice from any Governmental Authority or any third party indicating that Parent or any such Subsidiary is in violation of any Environmental Law, which matter has not been resolved; (iii) Parent and its Subsidiaries are not subject to any court order, administrative order or decree arising under any Environmental Law; (iv) no Hazardous Substance has been transported from any of the properties owned or operated by Parent or any of its Subsidiaries, other than as permitted under applicable Environmental Law; (v) to the Knowledge of Parent, except as permitted by Law, there are no underground storage tanks, PCB or PCB-containing equipment, except for PCB or PCB-containing equipment owned by utility companies, or friable asbestos or asbestos-containing materials at any of the properties owned or operated by Parent or any of its Subsidiaries; and (vi) to the Knowledge of Parent, there has been no material incidents of water damage or visible evidence of mold growth at any of the properties owned or operated by Parent or any its Subsidiaries that have not been corrected or repaired.

        SECTION 4.15.    Material Contracts.    Parent has filed with the SEC copies of all material contracts that were required to be filed with the SEC Reports. Such contracts filed or required to be filed, other than Parent leases, are herein referred to as "Parent Material Contracts". Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent, (i) none of Parent and its Subsidiaries has received any claim of default of any material provision under or cancellation of any Parent Material Contract and none of Parent and its Subsidiaries is in breach or violation of, or default of any material provision under, any Parent Material Contract, (ii) to Parent's Knowledge, no other party is in breach or violation of, or default under, any material provision of any Parent Material Contract and (iii) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement shall constitute a default under, or give rise to cancellation rights under, or otherwise adversely affect any of Parent's material rights under any Parent Material Contract.

        SECTION 4.16.    Insurance.    Parent and Parent's Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Parent and Parent's Subsidiaries (taking into account the cost and availability of such insurance).

        SECTION 4.17.    Affiliate Transactions.    Neither Parent nor any of its Subsidiaries is a party to any relationships or transactions of the type described in Item 404 of Regulation S-K of the SEC that has not been disclosed in one or more Parent SEC Reports.

        SECTION 4.18.    Financing.    Parent has, and Parent and Purchaser shall have, sufficient funds to permit Parent and Purchaser to perform all of their respective obligations under this Agreement and to consummate all the transactions contemplated hereby, including paying the Cash Consideration in the Merger and paying all fees and expenses of Parent and Purchaser related thereto.

        SECTION 4.19.    Information Supplied.    The information supplied by Parent or Purchaser for inclusion or incorporation by reference in the Prospectus/Proxy Statement and the S-4 Registration Statement shall not, in the case of the Prospectus/Proxy Statement, at the date the Prospectus/Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company or at the time of the Company Stockholders' Meeting, and in the case of the S-4 Registration Statement, at the date when the S-4 Registration Statement (or any amendment or supplement thereto) becomes effective, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company or any of the Company's representatives for inclusion or incorporation by reference in the Prospectus/Proxy Statement or the S-4 Registration Statement. The S-4 Registration Statement shall comply in all material respects as to form with the requirements of the Securities Act and the rules and regulations thereunder.

        SECTION 4.20.    Ownership of Purchaser; No Prior Activities.    Purchaser is a direct wholly-owned Subsidiary of Parent. Purchaser was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. All the issued and outstanding shares of capital stock of Purchaser are owned of record and beneficially by Parent.

        SECTION 4.21.    No Ownership of Company Capital Stock.    As of the date of this Agreement, neither Parent nor any of its Subsidiaries, including Purchaser, own any shares of Company Common Stock or other securities of the Company.

        SECTION 4.22.    Brokers.    No broker, finder or investment banker (other than USB Securities LLC and Cohen & Steers Capital Advisors, LLC) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Purchaser.

ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER

        SECTION 5.01.    Conduct of Business by the Company Pending the Merger.    The Company agrees that, between the date of this Agreement and the Effective Time, except as expressly set forth in this Agreement or Section 5.01 of the Company Disclosure Schedule, the businesses of the Company and its Subsidiaries shall be conducted in the Ordinary Course, and the Company shall use its reasonable efforts to preserve substantially intact the business organization of the Company and its Subsidiaries and to preserve the current relationships of the Company and its Subsidiaries with customers, suppliers and other Persons with which the Company or any of its Subsidiaries has significant business relations. Except as expressly set forth in this Agreement or set forth in Section 5.01 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed:

        (a)   amend or otherwise change the Company Charter or Bylaws of the Company or any equivalent organizational documents of any Significant Subsidiaries of the Company;

        (b)   issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of the Company or any of its Subsidiaries;

        (c)   except to the extent necessary to maintain its status as a REIT (provided that any dividend or distribution materially in excess of dividends or distributions paid prior to the date hereof shall require prior consultation with Parent), declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except for (i) distributions by the Company or any wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company and (ii) monthly dividends payable quarterly of $0.0592 or quarterly dividends of $0.1776 per share of Company Common Stock consistent with past practice;

        (d)   reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock except in the Ordinary Course;

        (e)   (i) acquire any corporation, partnership, other business organization or any division thereof in any transaction or series of related transactions (including by merger, consolidation or acquisition of stock or assets or any other business combination) other than acquisitions pursuant to agreements or commitments in effect as of the date hereof which agreements are listed on Schedule 5.01 hereto; (ii) acquire any asset having a value in excess of $500,000 without first providing Parent five (5) Business Days' prior notice and consulting with Parent with respect thereto and acquire any asset with a value or for consideration in excess of $5,000,000 or in excess of the Aggregate Limit in the aggregate, other than acquisitions pursuant to contracts or agreements in effect as of the date of this Agreement (including by merger, consolidation, or acquisition of stock or assets or any other business combination) and provided that the agreements with respect to any asset acquisitions entered into as permitted under this clause (i) are on an arm's-length basis; (iii) except for borrowings under that certain Amended and Restated Credit Agreement dated as of August 23, 2005 by and among the Company (and various CNL entities) and Bank of America, N.A. and various other financial institutions in an amount not to exceed $25,000,000 and indebtedness for borrowed money assumed in connection with any asset acquisition permitted under Section 5.01(e)(ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, or grant any security interest in any of its assets; (iv) enter into or amend or modify in any material respect or terminate any material contract or agreement other than (1) renewals or extensions of Company Leases on terms substantially equivalent to such Company Lease so renewed or extended, (2) leases with respect to real property entered into by the Company or a Subsidiary of the Company as landlord in connection with any asset acquisition permitted under Section 5.02(e)(ii) (provided that, in connection with any asset acquisition permitted under such Section without the prior consent of Parent, the Company shall also have consulted with Parent on such leases during the five (5) Business Day period referred to therein), (3) any other lease of real property entered into by the Company or a Subsidiary of the Company as landlord provided that the lease does not represent in excess of 10% of the gross leasable area with respect thereto and (4) any other material contract other than a lease provided that such contract is terminable by the Company or one of its Subsidiaries on no more than 90 days' notice without the payment of a penalty or premium, and provided that any material contract or amendment or modification of any material contract under any of clauses (1) through (4) is on an arm's-length basis; or (v) authorize, or make any commitment with respect to or make any single capital expenditure that is in excess of $5,000,000 or capital expenditures that are, in the aggregate, in excess of the Aggregate Limit, except for capital expenditures in accordance with and on the timetable contemplated by the capital budget of the Company attached hereto as Schedule 5.01(e);

        (f)    voluntarily create or incur any Lien material to it or any of its Subsidiaries on any of its assets or any assets of its Subsidiaries having a value in excess of $500,000;

        (g)   make any loans, advances or capital contributions to or investments in any Person (other than between itself and any of its direct or indirect wholly-owned Subsidiaries);

        (h)   cancel, modify or waive any debts or claims held by it or waive any rights having in each case a value in excess of $5,000,000 or settle any litigation or other proceedings before a Governmental Authority or arbitrator or make any payments in respect thereof in excess of $100,000 for any individual litigation or proceeding or $750,000 in the aggregate (it being understood that this clause shall not apply to any fees and expenses paid in connection with the defense of any such litigation or proceeding);

        (i)    transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its assets, including (with respect to assets of the Company) capital stock of any of its Subsidiaries, having a value in excess of $500,000 individually or $1,500,000 in the aggregate other than pursuant to agreements or contracts in effect as of the date of this Agreement and provided that all contracts entered into as permitted under this clause (i) shall be on an arm's-length basis;

        (j)    take any material action with respect to accounting policies or procedures;

        (k)   enter into an agreement with respect to any merger, consolidation, liquidation or business combination, or any acquisition or disposition of all or substantially all of the assets or securities of the Company or any of its Significant Subsidiaries;

        (l)    except to the extent reasonably necessary to maintain the Company's status as a REIT, make or rescind any material Tax election, settle or compromise any material Tax liability or make any material amendment to any Tax Return;

        (m)  enter into any Prohibited Transaction (as defined in Section 857 of the Code);

        (n)   take any action (or fail to take any action) that would cause the Company to fail to qualify as a REIT;

        (o)   fail to timely file any Tax Returns that are required to be filed by the Company or any Company Tax Subsidiary; or

        (p)   announce an intention, enter into any agreement or otherwise make a commitment, to do any of the foregoing.

        SECTION 5.02.    Conduct of Business by Parent and Purchaser Pending the Merger.     Parent agrees that, between the date of this Agreement and the Effective Time, Parent shall use its reasonable efforts to preserve substantially intact the business organization of Parent, Purchaser and Parent's Subsidiaries, to retain the services of its executive officers and key employees and to preserve the current relationships of Parent, Purchaser and Parent's Subsidiaries with material customers, suppliers and other Persons with which Parent, Purchaser or any of Parent's Subsidiaries has significant business relations. Except as expressly set forth in this Agreement or set forth in Section 5.02 of the Parent Disclosure Schedule, Parent shall not, between the date of this Agreement and the Effective Time, directly or indirectly, do, or propose to do, any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed: (i) make any amendment to the Parent Charter that changes the fundamental attributes of Parent Common Stock (it being understood that the authorization and/or issuance of preferred stock shall not be a change in the fundamental attributes of Parent Common Stock); (ii) except to the extent necessary to maintain its status as a REIT (provided that any dividend or distribution materially in excess of dividends or distributions paid prior to the date hereof shall require prior consultation with the Company), declare, set aside, make or pay any extraordinary dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock; (iii) take any action (or fail to take any action) that would cause Parent to fail to qualify as a REIT; (iv) permit or cause any of Parent's Subsidiaries to do any of the foregoing or agree or commit to any of the foregoing (except for distributions by

Parent or any wholly-owned Subsidiary of Parent to Parent or another wholly-owned Subsidiary of Parent); or (v) agree in writing or otherwise to take any of the foregoing actions.

ARTICLE VI
ADDITIONAL AGREEMENTS

        SECTION 6.01.    Stockholders' Meeting.    Subject to Section 6.04, the Company shall, (i) use its reasonable best efforts to duly call, give notice of, convene and hold, in accordance with applicable Law and the Company Charter and Bylaws, no later than the 60th calendar day following the commencement of mailing of the Prospectus/Proxy Statement to its stockholders, an annual or special meeting of its stockholders for the purpose of considering and taking action on this Agreement and the transactions contemplated hereby, including the Merger, and obtaining the Company Stockholder Approval (the "Company Stockholders' Meeting") and

          (ii)   (A) include in the Prospectus/Proxy Statement the recommendation of the Company Board and the Special Committee that the stockholders of the Company approve the Merger (the "Company Recommendation") and (B) use its reasonable efforts to obtain such approval and adoption; provided that, the Company may adjourn or postpone the Company Stockholders' Meeting to the extent necessary to ensure that any required supplement or amendment to the Prospectus/Proxy Statement is provided to the Company's stockholders or if, as of the time for which the Company Stockholders' Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders' Meeting.

        SECTION 6.02.    Proxy Statement; S-4 Registration Statement.    As promptly as reasonably practicable after the date hereof, the Company shall prepare and file with the SEC the Prospectus/Proxy Statement, and Parent shall prepare and file with the SEC the S-4 Registration Statement. The Company and Parent shall each use its reasonable efforts to have the Prospectus/Proxy Statement cleared and the S-4 Registration Statement declared effective, respectively, by the SEC as promptly as practicable after filing thereof, and the Company shall as promptly as practicable thereafter mail the Prospectus/Proxy Statement to its stockholders. Parent, Purchaser and the Company shall cooperate with each other in the preparation of the Prospectus/Proxy Statement and the S-4 Registration Statement, and each party shall notify the other of the receipt of any comments of the SEC with respect thereto and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to the other party copies of all correspondence between them or any of their representatives and the SEC with respect thereto. Each party shall give the other party and its counsel a reasonable opportunity to review and comment on the S-4 Registration Statement and the Prospectus/Proxy Statement, including all amendments and supplements thereto, prior to such documents being filed with the SEC or disseminated to stockholders of the Company and shall give the other party and its counsel a reasonable opportunity to review and comment on all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company, Parent and Purchaser agrees to use its reasonable efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Prospectus/Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of shares of Company Common Stock entitled to vote at the Company Stockholders' Meeting at the earliest practicable time.

        SECTION 6.03.    Access to Information; Confidentiality.    (a) Subject to applicable Law and confidentiality agreements, from the date hereof until the Effective Time, the Company shall (i) cause its Subsidiaries and the officers and representatives of the Company and its Subsidiaries and (ii) use reasonable efforts to cause the officers and employees of the Advisor to, afford the officers, employees and agents of Parent and Purchaser reasonable access during normal business hours (and in such a way as to not unduly interfere with the operation of the businesses of the Company or its Subsidiaries) to the personnel, properties, offices, plants and other facilities, books and records of the Company and its Subsidiaries, and shall furnish Parent and Purchaser with such financial, operating and other data and information as Parent or Purchaser may reasonably request.

        (b)   Subject to applicable Law and confidentiality agreements, from the date hereof until the Effective Time, Parent shall (i) cause Purchaser, Parent's Subsidiaries and the officers and representatives of Parent, Purchaser and Parent's Subsidiaries to afford the officers, employees and agents of the Company reasonable access during normal business hours (and in such a way as to not unduly interfere with the operation of the businesses of Parent, Purchaser or Parent's Subsidiaries) to the personnel, properties, offices, plants and other facilities, books and records of Parent, Purchaser and Parent's Subsidiaries, and shall furnish the Company with such financial, operating and other data and information as the Company may reasonably request; provided that in no event shall Parent be obligated to afford to the Company or such officers, employees and agents greater access to such personnel, properties, offices, plants and other facilities, books and records than was afforded to the Company and such officers, employees and agents prior to the date hereof.

        (c)   All information obtained by Parent, Purchaser or the Company pursuant to this Section 6.03 shall be kept confidential in accordance with the confidentiality agreement, dated March 10, 2006, as amended on April 14, 2006 (the "Confidentiality Agreement"), among Parent, the Company and the Advisor.

        SECTION 6.04.    No Solicitation of Transactions.    (a) The Company will, and will cause each of its Subsidiaries to, and its and their respective officers, directors and representatives to, immediately cease any existing solicitations, discussions or negotiations with any Person that has made or indicated an intention to make an Acquisition Proposal.

        (b)   The Company shall not, and shall cause its Subsidiaries and any of their respective directors, officers and representatives not to, (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiries with respect to an Acquisition Proposal, or (ii) initiate, participate in or knowingly encourage any discussions or negotiations regarding an Acquisition Proposal; provided, however, that, at any time prior to the Company Stockholder Approval, if the Company receives a bona fide Acquisition Proposal or a proposal that may reasonably be expected to lead to an Acquisition Proposal that was not solicited after the date of this Agreement or that did not otherwise result from a breach of this Section 6.04, the Company may furnish, or cause to be furnished, non-public information with respect to the Company and its Subsidiaries to the Person who made such proposal and may participate in discussions and negotiations regarding such proposal if (A) each of the Company Board and the Special Committee determines in good faith, after consultation with its financial advisor and outside counsel, that such action is necessary in order for such directors to comply with the directors' statutory duties under Section 2-405.1 of the MGCL and fiduciary duties under the Company Charter, (B) each of the Company Board and the Special Committee determines in good faith, after consultation with its financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal, and (C) prior to taking such action, the Company enters into a confidentiality agreement with respect to such proposal that contains confidentiality provisions no less restrictive than the Confidentiality Agreement. The Company shall promptly (and, in any event, within 24 hours) notify Parent after receipt by the Company of any Acquisition Proposal, including the material terms and conditions thereof, to the extent known, the identity of the third party making any proposal and any material change in the status of discussions or negotiations (including any material amendments to the proposal) between the Company and the Person making such proposal.

        (c)   Prior to the Effective Time the Company Board and the Special Committee shall not (i) withdraw, qualify or modify or publicly propose to withdraw, qualify or modify in a manner adverse to Parent or Purchaser, the Company Recommendation or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, an Acquisition Proposal to holders of the Company Common Stock; provided, however, that in the event an Acquisition Proposal is made prior to the Company Stockholder Approval, each of the Company Board and the Special Committee may take such action if the Company has complied with the notice provisions set forth in the last sentence of Section 6.04(b) and each has determined in good faith (x) after consultation with outside legal counsel that such action is necessary in order for such directors to comply with the directors' statutory duties under Section 2-405.1 of the MGCL and fiduciary duties under the Company Charter and (y) after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal is a Superior Proposal. In the event that the Company Board and the Special Committee comply with their respective obligations in the preceding sentence, the Company may enter into a definitive agreement to effect a Superior Proposal, but not prior to such time as the Company has provided Parent with written notice that the Company has elected to terminate this Agreement pursuant to Section 8.01(e) and otherwise complied with the Company's obligations in the preceding sentence and in Section 8.01(e).

        (d)   Nothing contained in this Section 6.04 shall prohibit the Company from at any time taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or making any disclosure required by Rule 14a-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A or from making any other disclosure to its stockholders or in any other regulatory filing if, in the good faith judgment of the Company Board and the Special Committee, based on the advice of their respective outside counsel, failure to so disclose would be inconsistent with their or the Company's obligations under applicable Law (it being understood that nothing in this Section 6.04(d) shall affect Parent's termination rights under Section 8.01(f)).

        SECTION 6.05.    Employees and Employee Benefits Matters.    Neither the Company nor any of its Subsidiaries shall hire any natural person as an employee, nor will the Company or any of its Subsidiaries enter into any agreement with a natural person for the provision of services to the Company or any of its Subsidiaries in the capacity of an employee. Neither the Company nor any of its Subsidiaries shall establish, adopt or enter into any Employee Plan.

        SECTION 6.06.    Directors' and Officers' Indemnification and Insurance.    (a) For a period of six years from the Effective Time, the Surviving Corporation Charter and the Surviving Corporation Bylaws shall contain provisions for the indemnification to the full extent permitted by Law of individuals who, at or prior to the Effective Time, were directors, officers, fiduciaries or agents of the Company or any of its Subsidiaries, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of those individuals, unless such modification shall be required by Law and then only to the minimum extent required by Law.

        (b)   After the Effective Time, the Surviving Corporation and Parent shall, jointly and severally, to the fullest extent permitted under applicable Law or any applicable contract or agreement in effect on the date hereof and made available to Parent, indemnify and hold harmless, and provide advancement of expenses to, each present and former director and officer of the Company and each of its Subsidiaries (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, penalties, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission, or alleged act or omission, in their capacity as an officer or director, whether occurring before or at the Effective Time, for a period of six years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation, any Indemnified Party wishing to claim indemnification hereunder shall promptly notify Parent upon learning of same; provided that the failure to so notify shall not relieve Parent of any liability it may have hereunder except to the extent such failure materially prejudices Parent. In the event of any such claim, action, suit, proceeding or investigation, (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received and (ii) the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed); and provided, further, that neither the Company nor the Surviving Corporation shall be obligated pursuant to this Section 6.06(b) to pay the fees and expenses of more than one counsel (in addition to local counsel) for all Indemnified Parties in any single action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action; and provided, further, that, in the event that any claim for indemnification is asserted or made within such six year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim.

        (c)   The Surviving Corporation shall maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage with respect to matters occurring prior to the Effective Time containing terms and conditions that are not in the aggregate less favorable; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.06(c) more than an amount per year equal to 250% of current annual premiums paid by the Company for such insurance; provided, however, that in the event of an expiration, termination or cancellation of such current policies, Purchaser or the Surviving Corporation shall use their reasonable best efforts to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount in aggregate annual premiums.

        (d)   In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall, and shall cause the Surviving Corporation or its successors or assigns, to maintain the policies and honor the obligations provided for in this Section 6.06.

        (e)   Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.06. The provisions of this Section 6.06 are intended for the benefit of and shall be enforceable by, each of the Indemnified Parties and their respective heirs and representatives.

        SECTION 6.07.    Further Action; Reasonable Best Efforts.    (a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated hereby, including using its reasonable best efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company and its Subsidiaries as are necessary for the consummation of the transactions contemplated hereby and to fulfill the conditions to the Merger. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action. Without limiting the generality of the foregoing, Parent shall discuss in good faith and agree to increase the amount of the Cash Consideration (subject to a corresponding decrease in the amount of the Stock Consideration) in the event that it is determined that the number of shares of Parent Common Stock to be issued in the Merger and the Advisor Merger would require the approval of the stockholders of Parent under the listing standards of the NYSE.

        (b)   The parties hereto agree to cooperate and assist one another in connection with all actions to be taken pursuant to Section 6.07(a), including the preparation and making of any filings referred to therein and, if requested, amending or furnishing additional information thereunder, including, subject to applicable Law and the Confidentiality Agreement, providing copies of all related documents to the non-filing party and their advisors prior to filing, and to the extent practicable and permissible under applicable Law neither of the parties will file any such document or have any communication with any Governmental Authority without prior consultation with the other party. Each party shall keep the other apprised reasonably promptly of the content and status of any communications with, and communications from, any Governmental Authority with respect to the transactions contemplated hereby. To the extent practicable and permitted by a Governmental Authority, each party hereto shall permit representatives of the other party to participate in meetings and calls with such Governmental Authority.

        (c)   Notwithstanding any other provision contained herein, the Company shall, with respect to any U.S. federal tax filing relating to the REIT status of the Company that is filed by the Company between the date hereof and Closing, give Parent a reasonable opportunity to comment on such filing before it is filed with the IRS and shall accept any reasonable comments (the reasonableness of which shall be determined by the Company in its sole discretion) that are provided by Parent with respect to the content of such filing.

        (d)   Each of the parties hereto agrees to cooperate and use its reasonable efforts to vigorously contest and resist any Action, including administrative or judicial Action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the transactions contemplated hereby, including by vigorously pursuing all available avenues of administrative and judicial appeal.

        SECTION 6.08.    Public Announcements.    Parent, Purchaser and the Company agree that no public release or announcement concerning the transactions contemplated hereby or the Merger shall be issued by either party without the prior consent of the other party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance. The parties have agreed upon the form of a joint press release announcing the execution of this Agreement.

        SECTION 6.09.    Affiliates.    Prior to the date of the Company Stockholders' Meeting, the Company shall deliver to Parent a list of names and addresses of those Persons who are, in the Company's reasonable judgment, as of the time of the Company Stockholders' Meeting, "affiliates" of the Company within the meaning of Rule 145 under the Securities Act. There shall be added to such list the names and addresses of any other Person subsequently identified by the Company (in consultation with Parent) as a Person who may be deemed to be such an affiliate of the Company. The Company shall exercise its reasonable efforts to deliver or cause to be delivered to Parent, prior to the Closing, from each affiliate of the Company identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially in the form attached as Exhibit D (the "Affiliate Letter").

        SECTION 6.10.    Dividends.    The Company and Parent shall coordinate the declaration, setting of record dates and payment dates of dividends on shares of Company Common Stock and Parent Common Stock so that holders of shares of Company Common Stock do not receive dividends on both shares of Company Common Stock and shares of Parent Common Stock received in the Merger in respect of the calendar quarter in which the Closing occurs or fail to receive a dividend on either shares of Company Common Stock or shares of Parent Common Stock received in the Merger in respect of such calendar quarter; provided, however, that nothing herein is intended to prevent holders of shares of Company Common Stock from receiving a dividend on (i) shares of Company Common Stock with respect to the period from the beginning of the calendar quarter in which the Closing occurs to the Closing Date, and (ii) on shares of Parent Common Stock received in the Merger in respect of shares of Company Common Stock with respect to the period from the Closing Date to the end of the calendar quarter in which the Closing occurs.

        SECTION 6.11.    Stock Exchange Listing.    Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE subject to official notice of issuance, prior to the Closing Date. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws to enable the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

        SECTION 6.12.    1031 Exchange.    The Company agrees to cooperate, subject to the restrictions and conditions stated herein, should Parent elect to acquire, immediately before and in connection with the closing of the Merger, one or more of the Company's assets as part of a like-kind exchange under Section 1031 of the Code (such assets thus acquired hereinafter referred to as "Replacement Properties"), including the execution of such documents and the taking of such actions as Parent may reasonably request to complete the acquisition of the Replacement Properties immediately prior to and in connection with the closing of the Merger, provided, however, (i) that any such like-kind exchange shall be consummated through the use of a qualified intermediary or exchange accommodation titleholder (the "Assignee"); (ii) Parent's contemplated exchange shall not impose upon the Company any cost, additional liability or financial obligation, and Parent agrees to hold the Company harmless from any liability that might arise in connection with such exchange. The Company agrees to cooperate with Parent in attempting to close the acquisition of the Replacement Properties two days before the closing for the Merger; provided however that the Company may refuse to consent to an acquisition of the Replacement Properties that does not close immediately before and in connection with the Merger if Company in its sole discretion believes that an earlier closing could have adverse consequences to the Company. Without limiting the generality of the immediate preceding sentence, any real property transfer, sales, use, transfer, value added, stock transfer and stamp taxes, stamp duties, and any transfer, recording, registration and other fees, charges, premiums and any similar taxes shall be borne solely by Parent; and Parent shall unconditionally guarantee the full and timely performance by the Assignee of each and every one of the representations, warranties, indemnities, obligations and undertakings of the Parent under this Agreement (and any amendments or modifications hereto) that relate to the Replacement Properties. As such guarantor, Parent shall be treated as primary obligor with respect to those representations, warranties, indemnities, obligations and undertakings, and, in the event of breach, the Company may proceed directly against Parent on this guarantee without the need to join Assignee.

        In the event any exchange contemplated by Parent should fail to occur, for whatever reason, the Merger shall nonetheless be consummated as provided herein. Notwithstanding anything in this Agreement to the contrary, the Company makes no representation or warranty, and undertakes no other obligation, in each case with respect to the tax consequences of the transactions referred to in this Section 6.12 (including whether the transactions qualify under Section 1031 of the Code) and shall not be responsible for any loss or liability relating to any tax liability to Parent from such transactions.

ARTICLE VII
CONDITIONS TO THE MERGER

        SECTION 7.01.    Conditions to the Merger.    The obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

        (a)   Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

        (b)   NYSE Listing. The shares of Parent Common Stock issuable to the Company stockholders pursuant to this Agreement shall have been authorized for listing on the New York Stock Exchange (or in the event Parent has delisted from the NYSE prior to Closing and listed on another national securities exchange or on the Nasdaq National Market, such other national securities exchange or the Nasdaq National Market, as applicable) upon official notice of issuance.

        (c)   No Order. No Governmental Authority of competent jurisdiction shall have enacted or issued an order, decree, judgment, injunction or taken any other action (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger (collectively, an "Order"); provided, however, that the party claiming the failure of the condition set forth in this Section 7.01(b) shall have used reasonable best efforts to have such Order vacated.

        (d)   S-4. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

        SECTION 7.02.    Conditions to the Obligations of Parent and Purchaser.    The obligations of Parent and Purchaser to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

        (a)   Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for failures to be true and correct that individually or in the aggregate would not reasonably be likely to have a Material Adverse Effect with respect to the Company; provided, that for purposes of determining whether the condition in this Section 7.02(a) is satisfied, references to "Material Adverse Effect" and any other materiality qualification contained in such representations and warranties shall be ignored.

        (b)   Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

        (c)   Officer Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by the Chief Executive Officer or Chief Financial Officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

        (d)   No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect with respect to the Company.

        (e)   REIT Opinion. Parent shall have received the opinion, in the form attached hereto as Exhibit E, of Greenberg Traurig, LLP, dated the Closing Date, regarding the Company's tax status as a REIT. In rendering such opinion, Greenberg Traurig, LLP may rely on customary assumptions, qualifications and representations as to factual matters, each reasonably acceptable to Parent. Such opinion may be conditioned on representations made by the Company's management (including the Advisor in its capacity as advisor to the Company) regarding its organization, assets, sources of gross income and other matters related to the conduct of the Company's business operations, each reasonably acceptable to Parent.

        (f)    Advisor Agreement. The Advisor Merger shall have simultaneously closed.

        SECTION 7.03.    Conditions to the Obligations of the Company.    The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

        (a)   Representations and Warranties. The representations and warranties of Parent and Purchaser contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Effective Time, as though made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for failures to be true and correct that individually or in the aggregate would not reasonably be likely to have a Material Adverse Effect with respect to Parent; provided, that for purposes of determining whether the condition in this Section 7.03(a) is satisfied, references to "Material Adverse Effect" and any other materiality qualification contained in such representations and warranties shall be ignored.

        (b)   Agreements and Covenants. Parent and Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

        (c)   Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by the Chief Executive Officer or Chief Financial Officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

        (d)   No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect with respect to Parent.

        (e)   REIT Opinion. The Company shall have received the opinion, in the form attached hereto as Exhibit F, of Latham & Watkins LLP, counsel to Parent, dated the Closing Date, regarding Parent's tax status as a REIT. In rendering such opinion, Latham & Watkins LLP may rely on customary opinions of counsel which opinions are reasonably acceptable to the Company on the date of this Agreement and on customary assumptions, qualifications and representations as to factual matters, each reasonably acceptable to the Company. Such opinion may be conditioned on representations made by Parent's management regarding its organization, assets, sources of gross income and other matters related to the conduct of Parent's business operations, each reasonably acceptable to the Company.

        SECTION 7.04.    Frustration of Closing Conditions.    No party may rely on the failure of any condition set forth in this Article VII to be satisfied if such party's failure to comply with any provision of this Agreement in a material respect has been the proximate cause of, or resulted in, the failure of the condition.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

        SECTION 8.01.    Termination.    This Agreement may be terminated and abandoned prior to the Closing Date only as follows:

        (a)   by the mutual written consent of Parent and the Company;

        (b)   by either of the Company or Parent by written notice to the other:

          (i)    if at the Company Stockholders' Meeting (or at any adjournment or postponement thereof) the Company Stockholder Approval is not obtained;

          (ii)   if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order that is in effect and restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, and such Order shall have become final and non-appealable, provided, however, that the party terminating this Agreement pursuant to this Section 8.01(b)(ii) shall have used reasonable best efforts to have such Order vacated; or

          (iii)  if the consummation of the Merger shall not have occurred on or before October 31, 2006 (the "Drop Dead Date"); provided, however, that the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to either party if such party's breach of any representation, warranty or covenant herein in a material respect has been the proximate cause of, or resulted in, the failure of the Merger to occur on or before the Drop Dead Date.

        (c)   by written notice from Parent to the Company, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b), and such condition is incapable of being satisfied by the Drop Dead Date or such breach has not been cured by the Company within 30 Business Days after the Company's receipt of written notice of such breach from Parent; provided that Parent's right to terminate under this paragraph shall lapse and be of no effect if not exercised in writing within 15 Business Days following the date upon which the right to terminate hereunder first accrued;

        (d)   by written notice from the Company to Parent if Parent or Purchaser breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and such condition is incapable of being satisfied by the Drop Dead Date or such breach has not been cured by Parent or Purchaser within 30 Business Days after Parent's receipt of written notice of such breach from the Company; provided that Company's right to terminate under this paragraph shall lapse and be of no effect if not exercised in writing within 15 Business Days following the date upon which the right to terminate hereunder first accrued;

        (e)   by written notice from the Company to Parent, in connection with entering into a binding written agreement to effect a Superior Proposal; provided, however, that prior to terminating this Agreement pursuant to this Section 8.01(e), (i) the Company (with the authorization of the Company Board and the Special Committee) shall have (1) notified Parent in writing of the Company's receipt of such Superior Proposal (and the material terms and conditions thereof) and its intention to enter into such binding written agreement Proposal, and (2) otherwise complied in all material respects with its obligations under Section 6.04, (ii) Parent does not make, within three Business Days after receipt of the Company's written notice pursuant to clause (i) above, an offer that the Company Board and the Special Committee shall have concluded in good faith (following consultation with their respective financial advisors and outside counsel) is at least as favorable, from a financial point of view, to the stockholders of the Company as such Superior Proposal, and (iii) the Company shall have paid to Parent the Break-up Fee as provided in Section 8.02(b). The Company agrees (x) that it will not enter into the binding agreement referred to in this Section 8.01(e) until at least the fourth Business Day after it has provided the notice to Parent required hereby and (y) to notify Parent promptly if its intention to enter into such agreement referred to in its notice to Parent will change at any time after giving such notice.

        (f)    by written notice of Parent to the Company, if the Company Board and the Special Committee shall, prior to the Company Stockholder Approval, (A) fail to include the Company Recommendation in the Prospectus/Proxy Statement, (B) publicly withdraw or knowingly modify, in a manner adverse to Parent or Purchaser, the Company Recommendation, (C) approve any Acquisition Proposal or publicly recommend that the holders of the Company Common Stock accept or approve any other Acquisition Proposal, (D) at any time after the end of fifteen (15) Business Days following receipt of an Acquisition Proposal, have failed to reaffirm the Company Recommendation as promptly as practicable (but in any event within five (5) Business Days) after receipt of any written request to do so from Parent (which five Business Day period will be extended for an additional five (5) Business Days if the Company certifies to Parent prior to the expiration of the initial five (5) Business Day period that the Company Board and the Special Committee are in good faith seeking to obtain additional information regarding their decision to reaffirm the Company Recommendation), or (E) if a tender offer or exchange offer for no less than twenty percent (20%) of the outstanding shares of Company Common Stock has been publicly disclosed (other than by Parent or an affiliate of Parent) and the Company Board recommends that the stockholders of the Company tender their shares in such tender or exchange offer; provided, further, that Parent's right to terminate under this Section 8.01(f) shall lapse and be of no effect if not exercised in writing within 15 Business Days following the date upon which the right to terminate hereunder first accrued; or

        (g)   by Parent in the event the Advisor Agreement is terminated in accordance with its terms; provided that Parent's right to terminate under this Section 8.01(g) shall lapse and be of no further force and effect if not exercised in writing within 15 Business Days following the date upon which the right to Terminate hereunder first accrued.

        SECTION 8.02.    Effect of Termination.    (a) Subject to the remainder of this Section 8.02 and to Section 8.03, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Parent, Purchaser or the Company and each of their respective directors, trustees, officers, employees, partners, stockholders or stockholders and all rights and obligations of any party hereto shall cease, except for the agreements contained in Sections 6.03 (Confidentiality), 6.08 (Public Announcements), 8.02 (Effect of Termination), 8.03 (Fees and Expenses) and Article IX (General Provisions), which shall remain in full force and effect and survive any termination of this Agreement; provided, however, that nothing contained in this Section 8.02(a) shall relieve any party hereto from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.

        (b)   The Company shall pay to Parent an amount in cash equal to $107,000,000 (the "Break-Up Fee") if:

          (i)    this Agreement is terminated by the Company pursuant to Section 8.01(e);

          (ii)   this Agreement is terminated by Parent pursuant to Section 8.01(f); or

          (iii)  this Agreement is terminated by the Company or Parent pursuant to Section 8.01(b)(i); at any time after the date of this Agreement and before such termination, a bona fide Acquisition Proposal shall have been publicly announced and remains outstanding; and within 12 months of such termination the Company shall have entered into a definitive agreement with respect to or shall have consummated an Acquisition Proposal (substituting 50% for 20% in the definition thereof).

        (c)   Any fee due under Section 8.02(b) shall be paid by the Company by wire transfer of same-day funds:

          (i)    in the case of Section 8.02(b)(i), concurrently with such termination;

          (ii)   in the case of Sections 8.02(b)(ii), within two Business Days of such termination; and

          (iii)  in the case of Section 8.02(b)(iii), concurrently with the earlier of entering into such definitive agreement or consummation of such Acquisition Proposal.

        SECTION 8.03.    Fees and Expenses.    (a) Except as set forth in Sections 8.02 and this Section 8.03, whether or not the Merger is consummated, all fees, costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including all fees, costs and expenses of agents, representatives, financial advisors, counsel and accountants shall be paid by the party incurring such fees, costs or expenses.

        (b)   If this Agreement is terminated by Parent pursuant to Section 8.01(c), the Company shall pay to Parent within three Business Days after the date of termination all documented, reasonable out-of-pocket costs and expenses, including the reasonable fees and expenses of lawyers, accountants, financial advisors and investment bankers, incurred by Parent in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder, provided that such fees and expenses to be paid by the Company hereunder shall not exceed $3,000,000.

        (c)   If this Agreement is terminated by the Company pursuant to Section 8.01(d), Parent shall pay to the Company within three Business Days after the date of termination all documented, reasonable out-of-pocket costs and expenses, including the reasonable fees and expenses of lawyers, accountants, financial advisors and investment bankers, incurred by the Company in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder, provided that such fees and expenses to be paid by Parent hereunder shall not exceed $3,000,000.

        SECTION 8.04.    Deferral Provisions to Insure Compliance with REIT Gross Income Tests.    (a) Notwithstanding any other provision in this Agreement, any payments otherwise to be made by the Parent to the Company pursuant to Section 8.03(c) or by the Company to Parent under Section 8.02 or Section 8.03(b) for any calendar year shall not exceed the sum of (a) the amount that it is determined should not be gross income of the party receiving such payment (the "Receiving Party") for purposes of the requirements of Sections 856(c)(2) and (3) of the Code, with such determination to be set forth in an opinion of outside tax counsel selected by the Receiving Party (the "Counsel's Gross Income Opinion") plus (b) such additional amount that it is estimated can be paid to the Receiving Party in such taxable year without creating a risk that the payment would cause the Receiving Party to fail to meet the requirements of Section 856(c)(2) and (3) of the Code, determined as if the payment of such amount did not constitute income described in Section 856(c)(2)(A) -(H) and 856(c)(3)(A)—(I) of the Code ("Qualifying Income"), which determination shall be made by independent tax accountants to the Receiving Party and (c) in the event the Receiving Party receives a letter from outside tax counsel to the Receiving Party ("Counsel's Ruling Letter") indicating that Receiving Party has received a ruling from the Internal Revenue Service holding that the Receiving Party's receipt of the additional amount otherwise to be paid under Section 8.03(c) either would constitute Qualifying Income or would be excluded from gross income of the Receiving Party for purposes of Sections 856(c)(2) and (3) of the Code (the "Specified REIT Requirements"), the aggregate payments otherwise required to be made under this Agreement (determined without regard to this Section 8.04) less the amount otherwise previously paid under clauses (a) and (b) above. The obligation of the party required to make such payment (the "Paying Party") to pay any unpaid portion of the payment otherwise required under this Agreement that remains unpaid solely by reason of this Section 8.04 shall terminate five years from the date such payment otherwise would have been made but for this Section 8.04.

        (b)   The Paying Party shall place the full amount of any payments otherwise to be made by the Paying Party to the Receiving Party under Section 8.02 or 8.03(c) or 8.03(d), as the case may be, in a mutually agreed escrow account upon mutually acceptable terms which shall provide that any portion thereof shall not be released to the Receiving Party unless and until the Paying Party receives any of the following: (x) a letter from the Receiving Party's independent tax accountants indicating the amount that it is estimated can be paid at the time to the Receiving Party without creating a risk that the payment would cause the Receiving Party to fail to meet the Specified REIT Requirements for the taxable year in which the payment would be made, which determination shall be made by such independent tax accountants, (y) Counsel's Ruling Letter or (z) an opinion of outside tax counsel selected by the Receiving Party, to the effect that, based upon a change in Law or interpretation after the date on which payment was first deferred hereunder, receipt of the additional amount otherwise to be paid under this Agreement either would be excluded from gross income of the Receiving Party for purposes of the Specified REIT Requirements or would constitute Qualifying Income, in any of which events the Paying Party shall pay to the Receiving Party the lesser of the unpaid amounts due under this Agreement (determined without regard to this Section 8.04 or the maximum amount stated in the letter referred to in clause (x) above). At the end of the five year period referred to above in this Section 8.04 with respect to any amount placed in such escrow, if none of the events referred to in clauses (x), (y) or (z) or the preceding sentences shall have occurred, such amount shall be released from such escrow to be used as determined by the Paying Party in its sole and absolute discretion.

ARTICLE IX
GENERAL PROVISIONS

        SECTION 9.01.    Non-Survival of Representations and Warranties.    The representations and warranties in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.01, as the case may be.

        SECTION 9.02.    Notices.    All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

        if to Parent or Purchaser:

    Health Care Property Investors, Inc.
    3760 Kilroy Airport Way, Suite 300
    Long Beach, CA 90806
    Telecopier No: (562) 733-5204
    Telephone No: (562) 733-5100
    Attention: Edward J. Henning
    General Counsel, Senior Vice President
    and Corporate Secretary

        with a copy to:

    Sullivan & Cromwell LLP,
    1888 Century Park East, Suite 2100
    Los Angeles, CA 90292
    Telecopier No.: (310) 712-8800
    Telephone No.: (310) 712-6600
    Attention: Alison S. Ressler, Esq.
    Patrick S. Brown, Esq.

        if to the Company:

    CNL Retirement Properties, Inc.
    420 South Orange Avenue
    Orlando, FL 32801
    Telecopier No: (407) 835-3235
    Telephone No: (407) 650-1000
    Attention: Clark Hettinga
    Chief Financial Officer and Senior Vice President

        with a copy to:

    Greenberg Traurig, LLP
    200 Park Avenue
    New York, New York 10166
    Telecopier No: (212) 801-6400
    Telephone No.: (212) 801-9200
    Attention: Judith D. Fryer, Esq.
    Lorenzo Borgogni, Esq.

        and to:

    Akin Gump Strauss Hauer & Feld, LLP
    590 Madison Avenue
    New York, NY 10022-2524
    Telecopier No: (212) 872-1002
    Telephone No.: (212) 872-1000
    Attention: Patrick J. Dooley, Esq.

        SECTION 9.03.    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

        SECTION 9.04.    Entire Agreement; Assignment.    This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes, except as set forth in Section 6.03(c), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement and any of the rights or obligations hereunder shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise) by any party hereto without the prior written consent of the other parties and any such purported assignment shall be null and void, except that Parent and Purchaser may assign all or any of their rights and obligations hereunder to any wholly owned Subsidiary of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder and such assignment does not alter the type or amount of the Merger Consideration and would not and would not reasonably be likely to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

        SECTION 9.05.    Parties in Interest.    This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.06 (which is intended to be for the benefit of the Indemnified Parties and may be enforced by such parties).

        SECTION 9.06.    Remedies.    Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which the parties are entitled at Law or in equity.

        SECTION 9.07.    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State (other than the Merger and those provisions set forth herein that are required to be governed by the MGCL). All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in New York, New York (Borough of Manhattan). The parties hereto hereby (a) submit to the exclusive jurisdiction of any such court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.02 as to giving notice hereunder shall be deemed effective service of process on such party.

        SECTION 9.08.    Waiver of Jury Trial.    EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

        SECTION 9.09.    Interpretation.    All references in this Agreement and either Disclosure Schedule to Articles, Sections and Exhibits refer to Articles and Sections of, and Exhibits to, this Agreement unless the context requires otherwise. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise and the word "including" shall mean "including without limitation." The phrases "herein," "hereof," "hereunder" and words of similar import will be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. The word "or" will be inclusive and not exclusive unless the context requires otherwise. All references in this Agreement to any particular Law will be deemed to refer also to any rules and regulations promulgated under that Law. References to a Person also refer to its predecessors and successors and permitted assigns.

        SECTION 9.10.    Performance Guaranty.    Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Purchaser under this Agreement in accordance with the terms hereof.

        SECTION 9.11.    Amendment.    This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the approval and adoption of this Agreement and the transactions contemplated hereby by the stockholders of the Company, no amendment may be made that would, under applicable Law, require further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

        SECTION 9.12.    Waiver.    At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

        SECTION 9.13.    Counterparts.    This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of page intentionally left blank]

        IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HEALTH CARE PROPERTY INVESTORS, INC.
By	/s/ EDWARD J. HENNING
	Name:	Edward J. Henning
	Title:	Senior Vice President, General Counsel and Corporate Secretary
OCEAN ACQUISITION 1, INC.
By	/s/ EDWARD J. HENNING
	Name:	Edward J. Henning
	Title:	Authorized Representative
CNL RETIREMENT PROPERTIES, INC.
By	/s/ STUART J. BEEBE
	Name:	Stuart J. Beebe
	Title:	Chief Executive Officer and President

Annex B

Banc of America Securities Opinion

May 1, 2006

Special Committee of the Board of Directors and
Board of Directors
CNL Retirement Properties, Inc.
CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801

Members of the Special Committee and the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (as defined below) of the consideration proposed to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of May 1, 2006 (the "Agreement"), among CNL Retirement Properties, Inc. (the "Company"), Health Care Property Investors, Inc. (the "Purchaser") and Ocean Acquisition 1, Inc., a wholly owned subsidiary of the Purchaser ("Merger Sub"). As more fully described in the Agreement, the Company will be merged with and into Merger Sub (the "Merger"), with Merger Sub continuing as the surviving corporation in the Merger, and each share of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") will be converted into the right to receive (i) $11.1293 in cash (the "Cash Consideration") and (ii) 0.0865 shares (such number of shares, the "Stock Consideration", and together with the Cash Consideration, the "Merger Consideration") of common stock, par value $1.00 per share, of the Purchaser (the "Purchaser Common Stock"). In addition, the Agreement provides that if the number of shares of Purchaser Common Stock to be issued in the Merger and the Advisor Merger (as defined below) would require the approval of the stockholders of the Purchaser under the listing standards of the New York Stock Exchange, then the Purchaser will discuss in good faith and agree to increase the amount of Cash Consideration, subject to a corresponding decrease in the amount of Stock Consideration (the "Consideration Adjustment"). The terms and conditions of the Merger are more fully set out in the Agreement.

        We understand that, concurrently with the execution of the Agreement, the Purchaser, CNL Retirement Corp., the advisor to the Company (the "Advisor"), and Ocean Acquisition 2, LLC, a wholly owned subsidiary of the Purchaser (the "Advisor Merger Sub"), will enter into a definitive agreement pursuant to which the Advisor will be merged with and into the Advisor Merger Sub (the "Advisor Merger") and all of the outstanding common stock of the Advisor will be converted into the right to receive aggregate consideration of approximately $120 million in shares of Purchaser Common Stock. We also understand that the closing of the Merger will be conditioned upon, among other things, the closing of the Advisor Merger.

        For purposes of the opinion set forth herein, we have:

  (i)
  reviewed certain publicly available financial statements and other business and financial information of the Company and the Purchaser, respectively;

  (ii)
  reviewed certain internal financial statements and other financial and operating data concerning the Company and the Purchaser, respectively;

  (iii)
  reviewed certain financial forecasts relating to the Company prepared by the management of the Company (the "Company Forecasts");

  (iv)
  reviewed with Purchaser's management certain financial forecasts relating to the Purchaser prepared by the management of the Purchaser for calendar year 2006 (the "Purchaser

    Forecasts") and discussed with Purchaser's management publicly available research analysts' estimates of the future financial performance of the Purchaser, which included a certain research analyst's estimates of the future financial performance of the Purchaser for calendar years 2006 and 2007 (the "Research Estimates");

  (v)
  reviewed and discussed with senior executives of the Company and the Purchaser information relating to cost savings estimated by the management of the Company to result from the Merger (the "Cost Savings");

  (vi)
  discussed the past and current operations, financial condition and prospects of the Company and the Purchaser with senior executives of the Company and the Purchaser;

  (vii)
  reviewed the potential pro forma financial impact of the Merger on the future financial performance of the Purchaser, including the potential effect on the Purchaser's funds from operations, cash flow, consolidated capitalization and financial ratios;

  (viii)
  reviewed the reported prices and trading activity for the Purchaser Common Stock;

  (ix)
  compared the financial performance of the Company and the Purchaser and the prices and trading activity of the Purchaser Common Stock with that of certain other publicly traded companies we deemed relevant;

  (x)
  compared certain financial terms of the Merger to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

  (xi)
  participated in discussions and negotiations among representatives of the Company and the Purchaser and their respective advisors;

  (xii)
  reviewed the Agreement and certain related documents; and

  (xiii)
  performed such other analyses and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the Company Forecasts, we have assumed, at the direction of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. With respect to the Purchaser Forecasts, we have assumed, upon the advice of the Purchaser, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Purchaser as to the future financial performance of the Purchaser for calendar year 2006. As you are aware, we have not been provided with, and did not have any access to, any financial projections of the Purchaser prepared by management of the Purchaser for periods beyond calendar year 2006. Accordingly, after discussions with the Purchaser's management concerning publicly available research analysts' estimates of the future financial performance of the Purchaser generally and with the Company's consent, we have assumed that the Research Estimates are a reasonable basis upon which to evaluate the future financial performance of the Purchaser for calendar years 2006 and 2007 and, we have relied, at the direction of the Company, on the Research Estimates for purposes of our opinion. With respect to the Cost Savings estimated by the management of the Company to result from the Merger, we have assumed that such Cost Savings will be realized substantially in accordance with such estimates. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. For purposes of our opinion we have assumed, at the direction of the Company, that no Consideration Adjustment will be made and that the Merger will be consummated as provided in the Agreement, with full satisfaction of all covenants and conditions set forth in the Agreement and without any waivers thereof. We also have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company, the Purchaser or the Merger. We have been advised by the managements of the Company and the Purchaser that each of the Company and the Purchaser has operated in conformity with the requirements for qualification as a real estate investment trust ("REIT") for federal income tax purposes since its formation as a REIT and further have assumed, with your consent, that the Merger will not adversely affect the status or operations of the Company or the Purchaser as a REIT.

        We express no view or opinion as to any terms or aspects of the transactions contemplated by the Agreement other than the Merger Consideration (assuming no Consideration Adjustment is made) to the extent expressly specified herein (including, without limitation, the form or structure of the Merger, any terms or aspects of the Advisor Merger or the fairness, from a financial point of view, of the consideration to be received by the Advisor's stockholders in the Advisor Merger). In addition, no opinion is expressed as to the relative merits of the Merger in comparison to other transactions available to the Company or in which the Company might engage or as to whether any transaction might be more favorable to the Company as an alternative to the Merger, nor are we expressing any opinion as to the underlying business decision of the Special Committee of the Board of Directors of the Company to recommend, or the Board of Directors of the Company to proceed with or effect, the Merger. In addition, we are not expressing any opinion as to the value of the Advisor or what the value of Purchaser Common Stock actually will be when issued or the prices at which Purchaser Common Stock may trade at any time.

        We have acted as sole financial advisor to the Board of Directors of the Company in connection with the Merger for which services we have received and will receive fees, a portion of which was payable upon our engagement, a portion of which is payable upon the rendering of this opinion and a significant portion of which is payable upon the consummation of the Merger. We or our affiliates have provided and in the future may provide financial advisory and financing services to the Company, the Purchaser, certain of their respective affiliates and to certain entities owned or controlled by, or affiliated with, James Seneff, the Chairman of the Board of the Company and the Chairman of the Board and a significant stockholder of the Advisor (the "Chairman"), and have received and in the future may receive fees for the rendering of these services, including, among other things, acting as (i) lead arranger, book manager, book runner, administrative agent and lender for certain credit facilities of the Company and certain of its and the Chairman's affiliates, (ii) financial advisor to certain affiliates of the Company and the Chairman in connection with certain acquisitions and dispositions by such affiliates, (iii) provider of acquisition financing to certain affiliates of the Company and the Chairman in connection with certain acquisitions by such affiliates, (iv) lead manager and sole book runner for certain debt and equity offerings by certain affiliates of the Company and the Chairman, (v) co-lead arranger, joint book manager, administrative agent and lender for a credit facility of the Purchaser, (vi) manager for certain debt offerings by the Purchaser and (vii) agent for certain medium term note issuances by the Purchaser. In addition, a member of the board of directors of one of our affiliates is also a member of the board of directors of the Purchaser. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or loans of the Company, the Purchaser, certain of their respective affiliates and certain entities owned or controlled by, or affiliated with, the Chairman for our own account or for the accounts of customers, and accordingly, we or our affiliates may at any time hold long or short positions in such securities or loans.

        It is understood that this letter is for the benefit and use of the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company in connection with and for purposes of their respective evaluations of the Merger. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. In addition, we express no opinion or recommendation as to how the stockholders of the Company should vote or act in connection with the Merger.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Merger Consideration to be received by the holders of Company Common Stock in the proposed Merger is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Banc of America Securities LLC

BANC OF AMERICA SECURITIES LLC

Annex C

Houlihan Lokey Howard & Zukin Financial Advisors, Inc. Opinion

May 1, 2006

The Special Committee of the Board of Directors
CNL Retirement Properties, Inc.
450 South Orange Avenue
Orlando, FL 32801

Dear Members of the Special Committee of the Board of Directors:

        We understand that CNL Retirement Properties, Inc., a Maryland corporation, (the "Company") is a publicly held REIT that owns approximately 263 assets consisting primarily of medical office buildings and retirement communities. The Company's day to day operations are performed by an affiliate of the Company, CNL Retirement Corp., a Florida corporation (the "Advisor"). Specifically, the Advisor or its affiliates provide management, acquisition, advisory, and administrative services to the Company.

        We further understand that the Company intends to enter into an Agreement and Plan of Merger (the "Merger Agreement") by and among Healthcare Property Investors Inc. ("HCP"), a subsidiary of HCP ("Purchaser"), and the Company pursuant to which the Company shall merge into Purchaser (the "Merger") and in connection therewith each of the outstanding shares of the Company's common stock shall be converted into, and become exchangeable for consideration consisting of (i) $11.1293 in cash (the "Cash Consideration") and (ii) .0865 shares of HCP's common stock (with such shares of HCP common stock being referred to herein as the "Stock Consideration" and, together with the Cash Consideration, the "Merger Consideration"). The Merger and the associated exchange of Company shares for the Merger Consideration is referred to herein as the "Transaction."

        Finally, we understand that simultaneously with the execution of the Merger Agreement, HCP and a wholly owned merger subsidiary of HCP are entering into an agreement and plan of merger (the "Advisor Agreement") with the Advisor pursuant to which at the closing of the transactions contemplated by the Advisor Agreement, the Advisor shall merge with and into such subsidiary of HCP (the "Advisor Merger") and the owners of the Advisor shall receive shares of HCP common stock in accordance with the terms of the Advisor Agreement and, to the extent contemplated by the Advisor Agreement, certain other consideration (collectively, the "Advisor Consideration" and together with the Merger Consideration, the "Aggregate Consideration").

        You have requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") provide an opinion (the "Opinion") as to whether, as of the date hereof, the Merger Consideration to be received by the stockholders of the Company in the Transaction is fair to them from a financial point of view and as to whether the portion of the Aggregate Consideration that consists of the Advisor Consideration is fair to the stockholders of the Company from a financial point of view.

        In giving our opinion as to the fairness of the Advisor Consideration to the stockholders of the Company from a financial point of view, we considered (i) whether the Advisor Consideration is less than or within a reasonable range of fair market values of the Advisor, (ii) whether the Advisor Consideration relative to the fair market value of the Advisor is less than or approximately equivalent to the Merger Consideration relative to the fair market value of the Company, and (iii) whether the portion of the Aggregate Consideration that consists of the Advisor Consideration is within the range indicated by other transactions that we deemed relevant to our opinion.

        In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

  1.
  reviewed the Company's annual report to shareholders on Form 10-K for the fiscal year ended December 31, 2005;

  2.
  reviewed the Advisor's audited financial statements for the fiscal years ended December 31, 2004 and December 31, 2005;

  3.
  reviewed HCP's annual report to shareholders on Form 10-K for the fiscal year ended December 31, 2005;

  4.
  held conversations with representatives of the Company and the Advisor regarding the operations, financial condition, future prospects and projected operations and performance of the Company and the Advisor and regarding the Transaction;

  5.
  held conversations with representatives of the Company's counsel regarding the Company, the Transaction, and related matters;

  6.
  held conversations with the representatives of the Advisor's investment bankers regarding the Advisor, the Transaction and related matters;

  7.
  reviewed the draft Merger Agreement by and among the Purchaser and the Company, dated May 1, 2006;

  8.
  reviewed the draft Advisor Agreement by and among the Purchaser and the Advisor dated May 1, 2006;

  9.
  reviewed the Offering Memorandum pertaining to the Company and prepared by Banc of America Securities on behalf of the Company dated March 2006;

  10.
  reviewed the Offering Memorandum pertaining to the Advisor, and prepared by Stifel Nicolaus & Company, Incorporated dated March 2006;

  11.
  held conversations with Banc of America Securities, CRP's financial advisor, regarding CRP's sale process;

  12.
  reviewed the fiscal year ended December 31, 2006 Budget for the Advisor prepared by the Advisor's management;

  13.
  reviewed forecasts and projections prepared by the Company's management with respect to the Company for the fiscal years ending December 31, 2006 through 2010;

  14.
  reviewed forecasts and projections prepared by the Advisor's management with respect to the Advisor for the fiscal years ending December 31, 2006 through 2010;

  15.
  reviewed the HCP Financial Review and 2006 Annual Operating Plan prepared by HCP management and dated February 10, 2006;

  16.
  reviewed the historical market prices and trading volume for HCP's publicly traded securities and those of certain publicly traded companies which we deemed relevant;

  17.
  reviewed certain publicly available financial data for certain companies that we deemed relevant and publicly available transaction prices and premiums paid in other change of control transactions that we deemed relevant for companies in related industries to the Company and the Advisor; and

  18.
  conducted such other financial studies, analyses and inquiries, as we deemed appropriate.

        We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company and the Advisor have advised us, and we have assumed, without independent verification, that the financial forecasts and projections (including without limitation any synergies) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial results and condition of the Company and the Advisor, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company, or the Advisor, or the Purchaser and HCP since the date of the most recent financial statements provided to us, and that there is no information or facts that would make the information reviewed by us incomplete or misleading. We have also assumed that neither the Company, the Advisor, the Purchaser nor HCP is a party to any material pending transaction, including, without limitation, any external financing, recapitalization, acquisition or merger, divestiture or spin-off (other than the Transaction and the Advisor Merger).

        We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in items 7 - 8 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements provided to us, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). We have also relied upon and assumed, without independent verification, that all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the assets of the Company, or the Advisor, or the Purchaser or HCP, or otherwise have an adverse effect on the Company, or the Advisor, or the Purchaser or HCP, or the expected benefits of the Transaction. In addition, we have relied upon and assumed, without independent verification, that the final forms of the draft documents identified above will not differ in any material respect from such draft documents.

        Furthermore, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company, the Advisor, the Purchaser or HCP, or any other party, nor were we provided with any such appraisal or evaluation. We express no opinion regarding the liquidation value of any entity. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, the Advisor, the Purchaser or HCP is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company, the Advisor, the Purchaser or HCP is a party or may be subject. With your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions of claims, outcomes or damages arising out of any such matters.

        We have not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board of Directors of the Company or the Special Committee of the Board of Directors of the Company or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. We have not considered, nor are we expressing any opinion herein with respect to, the prices at which the Company's common stock or HCP's common stock has traded or may trade subsequent to the disclosure or consummation of the Transaction. We have assumed that HCP's common stock to be issued in the Transaction to the Company's common stockholders will be freely tradable and listed on the New York Stock Exchange or any other securities exchange as set forth in the Merger Agreement.

        This Opinion is furnished for the use and benefit of the Special Committee of the Board of Directors in connection with its consideration of the Transaction, and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to any security holder as to how such security holder should vote in connection with the Transaction.

        In the ordinary course of business, certain of our affiliates may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of the Company, the Advisor, HCP and any other party that may be involved in the Transaction.

        Houlihan Lokey, or its affiliates, have provided certain other financial advisory and investment banking services for the Company, and have received fees for rendering such services, and we may continue to do so in the future. Certain of Houlihan Lokey's affiliates engaged in the lending business is a lender to the Company with respect to a certain mortgage relating to the Company's asset known as Prime Care in an amount of approximately $19.340 million.

        We have not been requested to opine as to, and this Opinion does not address: (i) the underlying business decision of the Company or its security holders or any other party to proceed with or effect the Transaction, (ii) the fairness of any portion or aspect of the Transaction not expressly addressed in this Opinion, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or any other party other than those set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the tax or legal consequences of the Transaction to the Company or its security holders or any other party, or (vi) whether or not the Company or its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained by the Company and other parties from the appropriate professional sources.

        Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, (i) the Merger Consideration to be received by the stockholders of the Company in the Transaction is fair to them from a financial point of view and (ii) the portion of the Aggregate Consideration that consists of the Advisor Consideration is fair to the stockholders of the Company from a financial point of view.

/s/ HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

Annex D

Sections 3-201 et. Seq. of Maryland General Corporation Law

§ 3-201. "Successor" defined.

        (a)   Corporation amending charter.—In this subtitle, except as provided in subsection (b) of this section, "successor" includes a corporation which amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock, unless the right to do so is reserved by the charter of the corporation.

        (b)   Corporation whose stock is acquired.—When used with reference to a share exchange, "successor" means the corporation the stock of which was acquired in the share exchange.

§ 3-202. Right to fair value of stock.

        (a)   General rule.—Except as provided in subsection (c) of this section, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder's stock from the successor if:

          (1)   The corporation consolidates or merges with another corporation;

          (2)   The stockholder's stock is to be acquired in a share exchange;

          (3)   The corporation transfers its assets in a manner requiring action under § 3-105(e) of this title;

          (4)   The corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder's rights, unless the right to do so is reserved by the charter of the corporation; or

          (5)   The transaction is governed by § 3-602 of this title or exempted by § 3-603(b) of this title.

        (b)   Basis of fair value.—

          (1)   Fair value is determined as of the close of business:

              (i)  With respect to a merger under § 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, on the day notice is given or waived under § 3-106; or

             (ii)  With respect to any other transaction, on the day the stockholders voted on the transaction objected to.

          (2)   Except as provided in paragraph (3) of this subsection, fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal.

          (3)   In any transaction governed by § 3-602 of this title or exempted by § 3-603(b) of this title, fair value shall be value determined in accordance with the requirements of § 3-603(b) of this title.

        (c)   When right to fair value does not apply.—Unless the transaction is governed by § 3-602 of this title or is exempted by § 3-603(b) of this title, a stockholder may not demand the fair value of the stockholder's stock and is bound by the terms of the transaction if:

          (1)   The stock is listed on a national securities exchange, is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or is designated for trading on the NASDAQ Small Cap Market:

              (i)  With respect to a merger under § 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, on the date notice is given or waived under § 3-106; or

             (ii)  With respect to any other transaction, on the record date for determining stockholders entitled to vote on the transaction objected to;

          (2)   The stock is that of the successor in a merger, unless:

              (i)  The merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or

             (ii)  The stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor;

          (3)   The stock is not entitled, other than solely because of § 3-106 of this title, to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction;

          (4)   The charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder under this subtitle; or

          (5)   The stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

§ 3-203. Procedure by stockholder.

        (a)   Specific duties.—A stockholder of a corporation who desires to receive payment of the fair value of the stockholder's stock under this subtitle:

          (1)   Shall file with the corporation a written objection to the proposed transaction:

              (i)  With respect to a merger under § 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, within 30 days after notice is given or waived under § 3-106; or

             (ii)  With respect to any other transaction, at or before the stockholders' meeting at which the transaction will be considered or, in the case of action taken under § 2-505(b) of this article, within 10 days after the corporation gives the notice required by § 2-505(b) of this article;

          (2)   May not vote in favor of the transaction; and

          (3)   Within 20 days after the Department accepts the articles for record, shall make a written demand on the successor for payment for the stockholder's stock, stating the number and class of shares for which the stockholder demands payment.

        (b)   Failure to comply with section.—A stockholder who fails to comply with this section is bound by the terms of the consolidation, merger, share exchange, transfer of assets, or charter amendment.

§ 3-204. Effect of demand on dividend and other rights.

        A stockholder who demands payment for his stock under this subtitle:

          (1)   Has no right to receive any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle; and

          (2)   Ceases to have any rights of a stockholder with respect to that stock, except the right to receive payment of its fair value.

§ 3-205. Withdrawal of demand.

        A demand for payment may be withdrawn only with the consent of the successor.

§ 3-206. Restoration of dividend and other rights.

        (a)   When rights restored.—The rights of a stockholder who demands payment are restored in full, if:

          (1)   The demand for payment is withdrawn;

          (2)   A petition for an appraisal is not filed within the time required by this subtitle;

          (3)   A court determines that the stockholder is not entitled to relief; or

          (4)   The transaction objected to is abandoned or rescinded.

        (b)   Effect of restoration.—The restoration of a stockholder's rights entitles him to receive the dividends, distributions, and other rights he would have received if he had not demanded payment for his stock. However, the restoration does not prejudice any corporate proceedings taken before the restoration.

§ 3-207. Notice and offer to stockholders.

        (a)   Duty of successor.—

          (1)   The successor promptly shall notify each objecting stockholder in writing of the date the articles are accepted for record by the Department.

          (2)   The successor also may send a written offer to pay the objecting stockholder what it considers to be the fair value of his stock. Each offer shall be accompanied by the following information relating to the corporation which issued the stock:

              (i)  A balance sheet as of a date not more than six months before the date of the offer;

             (ii)  A profit and loss statement for the 12 months ending on the date of the balance sheet; and

            (iii)  Any other information the successor considers pertinent.

        (b)   Manner of sending notice.—The successor shall deliver the notice and offer to each objecting stockholder personally or mail them to him by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, at the address he gives the successor in writing, or, if none, at his address as it appears on the records of the corporation which issued the stock.

§ 3-208. Petition for appraisal; consolidation of proceedings; joinder of objectors.

        (a)   Petition for appraisal.—Within 50 days after the Department accepts the articles for record, the successor or an objecting stockholder who has not received payment for his stock may petition a court of equity in the county where the principal office of the successor is located or, if it does not have a principal office in this State, where the resident agent of the successor is located, for an appraisal to determine the fair value of the stock.

        (b)   Consolidation of suits; joinder of objectors.—

          (1)   If more than one appraisal proceeding is instituted, the court shall direct the consolidation of all the proceedings on terms and conditions it considers proper.

          (2)   Two or more objecting stockholders may join or be joined in an appraisal proceeding.

§ 3-209. Notation on stock certificate.

        (a)   Submission of certificate.—At any time after a petition for appraisal is filed, the court may require the objecting stockholders parties to the proceeding to submit their stock certificates to the clerk of the court for notation on them that the appraisal proceeding is pending. If a stockholder fails to comply with the order, the court may dismiss the proceeding as to him or grant other appropriate relief.

        (b)   Transfer of stock bearing notation.—If any stock represented by a certificate which bears a notation is subsequently transferred, the new certificate issued for the stock shall bear a similar notation and the name of the original objecting stockholder. The transferee of this stock does not acquire rights of any character with respect to the stock other than the rights of the original objecting stockholder.

§ 3-210. Appraisal of fair value.

        (a)   Court to appoint appraisers.—If the court finds that the objecting stockholder is entitled to an appraisal of his stock, it shall appoint three disinterested appraisers to determine the fair value of the stock on terms and conditions the court considers proper. Each appraiser shall take an oath to discharge his duties honestly and faithfully.

        (b)   Report of appraisers—Filing.—Within 60 days after their appointment, unless the court sets a longer time, the appraisers shall determine the fair value of the stock as of the appropriate date and file a report stating the conclusion of the majority as to the fair value of the stock.

        (c)   Same—Contents.—The report shall state the reasons for the conclusion and shall include a transcript of all testimony and exhibits offered.

        (d)   Same—Service; objection.—

          (1)   On the same day that the report is filed, the appraisers shall mail a copy of it to each party to the proceedings.

          (2)   Within 15 days after the report is filed, any party may object to it and request a hearing.

§ 3-211. Action by court on appraisers' report.

        (a)   Order of court.—The court shall consider the report and, on motion of any party to the proceeding, enter an order which:

          (1)   Confirms, modifies, or rejects it; and

          (2)   If appropriate, sets the time for payment to the stockholder.

        (b)   Procedure after order.—

          (1)   If the appraisers' report is confirmed or modified by the order, judgment shall be entered against the successor and in favor of each objecting stockholder party to the proceeding for the appraised fair value of his stock.

          (2)   If the appraisers' report is rejected, the court may:

              (i)  Determine the fair value of the stock and enter judgment for the stockholder; or

             (ii)  Remit the proceedings to the same or other appraisers on terms and conditions it considers proper.

        (c)   Judgment includes interest.—

          (1)   Except as provided in paragraph (2) of this subsection, a judgment for the stockholder shall award the value of the stock and interest from the date as at which fair value is to be determined under § 3-202 of this subtitle.

          (2)   The court may not allow interest if it finds that the failure of the stockholder to accept an offer for the stock made under § 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

              (i)  The price which the successor offered for the stock;

             (ii)  The financial statements and other information furnished to the stockholder; and

            (iii)  Any other circumstances it considers relevant.

        (d)   Costs of proceedings.—

          (1)   The costs of the proceedings, including reasonable compensation and expenses of the appraisers, shall be set by the court and assessed against the successor. However, the court may direct the costs to be apportioned and assessed against any objecting stockholder if the court finds that the failure of the stockholder to accept an offer for the stock made under § 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

              (i)  The price which the successor offered for the stock;

             (ii)  The financial statements and other information furnished to the stockholder; and

            (iii)  Any other circumstances it considers relevant.

          (2)   Costs may not include attorney's fees or expenses. The reasonable fees and expenses of experts may be included only if:

              (i)  The successor did not make an offer for the stock under § 3-207 of this subtitle; or

             (ii)  The value of the stock determined in the proceeding materially exceeds the amount offered by the successor.

        (e)   Effect of judgment.—The judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity. The judgment constitutes a lien on the assets of the successor with priority over any mortgage or other lien attaching on or after the effective date of the consolidation, merger, transfer, or charter amendment.

§ 3-212. Surrender of stock.

        The successor is not required to pay for the stock of an objecting stockholder or to pay a judgment rendered against it in a proceeding for an appraisal unless, simultaneously with payment:

          (1)   The certificates representing the stock are surrendered to it, indorsed in blank, and in proper form for transfer; or

          (2)   Satisfactory evidence of the loss or destruction of the certificates and sufficient indemnity bond are furnished.

§ 3-213. Rights of successor with respect to stock.

        (a)   General rule.—A successor which acquires the stock of an objecting stockholder is entitled to any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle.

        (b)   Successor in transfer of assets.—After acquiring the stock of an objecting stockholder, a successor in a transfer of assets may exercise all the rights of an owner of the stock.

        (c)   Successor in consolidation, merger, or share exchange.—Unless the articles provide otherwise, stock in the successor of a consolidation, merger, or share exchange otherwise deliverable in exchange for the stock of an objecting stockholder has the status of authorized but unissued stock of the successor. However, a proceeding for reduction of the capital of the successor is not necessary to retire the stock or to reduce the capital of the successor represented by the stock.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

        Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages. However, a Maryland corporation may not limit liability resulting from actual receipt of an improper benefit or profit in money, property or services. Also, liability resulting from active and deliberate dishonesty may not be eliminated if a final judgment establishes that the dishonesty is material to the cause of action. HCP's charter contains a provision which limits the liability of directors and officers for money damages to the maximum extent permitted by Maryland law. This provision does not limit HCP's right or that of HCP's stockholders to obtain equitable relief, such as an injunction or rescission.

        HCP's bylaws obligate it, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination as to the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses before final disposition of a proceeding to:

  •
  any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity; or

  •
  any individual who, while one of HCP's directors or officers and at HCP's request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise and who is made a party to the proceeding by reason of his service in that capacity.

        The bylaws authorize HCP, with the approval of HCP's board of directors, to provide indemnification and advancement of expenses to HCP's agents and employees.

        Unless limited by a corporation's charter, Maryland law requires a corporation to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity, or in the defense of any claim, issue or matter in the proceeding. HCP's charter does not alter this requirement.

        Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against:

  •
  judgments;

  •
  penalties;

  •
  fines;

  •
  settlements; and

  •
  reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities.

        Maryland law does not permit a corporation to indemnify its present and former directors and officers if it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        Under Maryland law, a Maryland corporation generally may not indemnify for an adverse judgment in a suit by or in the right of the corporation. Also, a Maryland corporation generally may not indemnify for a judgment of liability on the basis that personal benefit was improperly received. In either of these cases, a court may nevertheless determine that the director or officer is fairly and reasonably entitled to indemnification under all of the relevant circumstances and may order such indemnification as it deems proper, but such indemnification is limited to expenses.

        Maryland law permits a corporation to advance reasonable expenses to a director or officer. First, however, the corporation must receive a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation. The corporation must also receive a written undertaking, either by the director or officer or on his behalf, to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

        It is the position of the Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

Item 21. Exhibits.

        (a)   Exhibits

3.1	Articles of Restatement of HCP (incorporated by reference to exhibit 3.1 to HCP's report on form 10-Q for the period of September 30, 2004).
3.2	Third Amended and Restated Bylaws of HCP (incorporated by reference to exhibit 3.2 to HCP's report on form 10-Q for the period of September 30, 2004).
5.1	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.
8.1	Opinion of Latham & Watkins, LLP.*
8.2	Opinion of Sullivan & Cromwell LLP.
8.3	Opinion of Greenberg Traurig, LLP.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of PricewaterhouseCoopers LLP (CRP).
23.3	Consent of PricewaterhouseCoopers LLP (Advisor).
24.1	Power of Attorney (included in signature pages to this registration statement).
99.1	Consent of Banc of America Securities LLC.
99.2	Consent of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

*
To be filed by amendment.

        (b)   Financial Statement Schedules. Not applicable.

        (c)   Fairness Opinions. The opinions of Banc of America Securities LLC and Houlihan Lokey & Zukin Financial Advisors, Inc. are included as Annex B and Annex C, respectively, to the proxy statement/prospectus in Part I of this Registration Statement.

Item 22. Undertakings.

        (a)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b)   (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (2)   The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (d)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (e)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Long Beach, State of California, on June 30, 2006.

HEALTH CARE PROPERTY INVESTORS, INC.
By:
/s/ JAMES F. FLAHERTY III James F. Flaherty III President and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below appoints James F. Flaherty III, Mark A. Wallace and Edward J. Henning, and each of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement thereto pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by each of the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JAMES F. FLAHERTY III James F. Flaherty III	President, Chief Executive Officer and Director (Principal Executive Officer)	June 30, 2006
/s/ MARK A. WALLACE Mark A. Wallace	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	June 30, 2006
/s/ GEORGE P. DOYLE George P. Doyle	Vice President and Chief Accounting Officer (Principal Accounting Officer)	June 30, 2006
/s/ KENNETH B. ROATH Kenneth B. Roath	Director	June 30, 2006
/s/ MARY A. CIRILLO Mary A. Cirillo	Director	June 30, 2006

/s/ ROBERT R. FANNING, JR. Robert R. Fanning, Jr.	Director	June 30, 2006
/s/ DAVID B. HENRY David B. Henry	Director	June 30, 2006
/s/ MICHAEL D. MCKEE Michael D. McKee	Director	June 30, 2006
/s/ HAROLD M. MESSMER, JR. Harold M. Messmer, Jr.	Director	June 30, 2006
/s/ PETER L. RHEIN Peter L. Rhein	Director	June 30, 2006
/s/ RICHARD M. ROSENBERG Richard M. Rosenberg	Director	June 30, 2006
/s/ JOSEPH P. SULLIVAN Joseph P. Sullivan	Director	June 30, 2006

EXHIBIT INDEX

Exhibit Number	Description and Method of Filing
3.1	Articles of Restatement of HCP (incorporated by reference to exhibit 3.1 to HCP's report on form 10-Q for the period of September 30, 2004).
3.2	Third Amended and Restated Bylaws of HCP (incorporated by reference to exhibit 3.2 to HCP's report on form 10-Q for the period of September 30, 2004).
5.1	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.
8.1	Opinion of Latham & Watkins, LLP.*
8.2	Opinion of Sullivan & Cromwell LLP.
8.3	Opinion of Greenberg Traurig, LLP.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of PricewaterhouseCoopers LLP (CRP).
23.3	Consent of PricewaterhouseCoopers LLP (Advisor).
24.1	Power of Attorney (included in signature page to this registration statement).
99.1	Consent of Banc of America Securities LLC.
99.2	Consent of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

*
To be filed by amendment.

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Additional Information
Authorizing Proxies Electronically Or By Telephone

QUESTIONS AND ANSWERS
SUMMARY
SELECTED HISTORICAL FINANCIAL DATA OF HCP
SELECTED HISTORICAL FINANCIAL DATA OF CRP
SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
UNAUDITED COMPARATIVE PER SHARE DATA
COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION
RISK FACTORS
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
THE SPECIAL MEETING OF CRP STOCKHOLDERS
THE MERGER
THE MERGER AGREEMENT
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
INFORMATION ABOUT HCP AND MERGER SUB
INFORMATION ABOUT CRP
DESCRIPTION OF HCP CAPITAL STOCK
ANTI-TAKEOVER CONSIDERATIONS
COMPARISON OF STOCKHOLDER RIGHTS
VALIDITY OF COMMON STOCK
EXPERTS
STOCKHOLDER PROPOSALS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
HEALTH CARE PROPERTY INVESTORS, INC. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
HEALTH CARE PROPERTY INVESTORS, INC. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET March 31, 2006 (In thousands)
HEALTH CARE PROPERTY INVESTORS, INC. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME For the year ended December 31, 2005 (In thousands, except per share data)
HEALTH CARE PROPERTY INVESTORS, INC. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME For the three months ended March 31, 2006 (In thousands, except per share data)
Health Care Property Investors, Inc. Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
Report of Independent Registered Certified Public Accounting Firm
CRP'S MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
CNL RETIREMENT PROPERTIES, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands, except per share data)
CNL RETIREMENT PROPERTIES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (in thousands, except per share data)
CNL RETIREMENT PROPERTIES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY Years Ended December 31, 2005, 2004 and 2003 (in thousands, except per share data)
CNL RETIREMENT PROPERTIES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
CNL RETIREMENT PROPERTIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years Ended December 31, 2005, 2004 and 2003
CNL RETIRMENT PROPERTIES, INC. Schedule II—Valuation and Qualifying Accounts Years Ended December 31, 2005, 2004, and 2003 (dollars in thousands)
CNL RETIREMENT PROPERTIES, INC. AND SUBSIDIARIES NOTES TO SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION December 31, 2005 (dollars in thousands)
CNL RETIREMENT PROPERTIES, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except per share data) (UNAUDITED)
CNL RETIREMENT PROPERTIES, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED) (in thousands, except per share data)
CNL RETIREMENT PROPERTIES, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY Three Months Ended March 31, 2006 (UNAUDITED) (in thousands, except per share data)
CNL RETIREMENT PROPERTIES, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (in thousands)
CNL RETIREMENT PROPERTIES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS Three months ended March 31, 2006 and 2005 (Unaudited)
Report of Independent Certified Public Accountants
CNL RETIREMENT CORP. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS December 31, 2005 and 2004
CNL RETIREMENT CORP. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF INCOME For the years ended December 31, 2005 and 2004
CNL RETIREMENT CORP. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY For the years ended December 31, 2005 and 2004
CNL RETIREMENT CORP. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended December 31, 2005 and 2004
CNL RETIREMENT CORP. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2005 and 2004
CNL RETIREMENT CORP. AND SUBSIDIARY CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
CNL RETIREMENT CORP. AND SUBSIDIARY CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
CNL RETIREMENT CORP. AND SUBSIDIARY CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED) Three Months Ended March 31, 2006
CNL RETIREMENT CORP. AND SUBSIDIARY CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
CNL RETIREMENT CORP. AND SUBSIDIARY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) Quarters Ended March 31, 2006 and 2005
AGREEMENT AND PLAN OF MERGER by and among HEALTH CARE PROPERTY INVESTORS, INC., OCEAN ACQUISITION 1, INC. and CNL RETIREMENT PROPERTIES, INC. Dated as of May 1, 2006

ARTICLE I DEFINITIONS
ARTICLE II THE MERGER
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER
ARTICLE V CONDUCT OF BUSINESS PENDING THE MERGER
ARTICLE VI ADDITIONAL AGREEMENTS
ARTICLE VII CONDITIONS TO THE MERGER
ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER
ARTICLE IX GENERAL PROVISIONS
Banc of America Securities Opinion
Houlihan Lokey Howard & Zukin Financial Advisors, Inc. Opinion
Sections 3-201 et. Seq. of Maryland General Corporation Law
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX